

WD-40 COMPANY

2023 ANNUAL REPORT

WD-40
MULTI-USE PRODUCT
EZ-REACH
FLEXIBLE STRAW
KEEPS ITS SHAPE
GETS INTO
HARD-TO-REACH
SPACES
WD-40
DISPLACES MOISTURE
Another Fine Product of the
ROCKET CHEMICAL CO., Inc.
San Diego, California

HONORING OUR LEGACY,
INNOVATING FOR TOMORROW.



CELEBRATING 70 YEARS









CELEBRATING
70
WD-40
YEARS

It was 1953 when scientists at Rocket Chemical Company set their sights on a challenging mission: helping rockets get into space.

Today, the same spirit of perseverance, innovation and exploration exists within our hallways. Guided by our extraordinary past of discovery and innovation we embrace our future of limitless possibilities...

With gratitude to Chairman Emeritus Garry Ridge for the legacy he created




LONG-TERM **GROWTH** AMBITION FOR MAINTENANCE PRODUCTS BY SEGMENT



COMPOUND ANNUAL GROWTH RATE TARGET:
5-8%

AMERICAS
United States, Latin America and Canada

COMPOUND ANNUAL GROWTH RATE TARGET:
8-11%

EMEA
Europe, India, Middle East, and Africa

COMPOUND ANNUAL GROWTH RATE TARGET:
10-13%

ASIA-PACIFIC
Australia, China, and Asia distributors

LONG-TERM GROWTH AMBITION FOR TOTAL COMPANY
Targeting a compound annual growth rate for maintenance products in the mid-to-high single digits on a non-GAAP constant currency basis

Our **Four-by-Four** Strategic Framework

The first element of our framework, which we refer to as our **Must-Win Battles**, focuses on increasing sales of our maintenance products. Our Must-Win Battles include:



Lead Geographic Expansion
Preston Ley, Managing Director Asia-Pacific and Emerging Markets | U.K.



Accelerate Premiumization
John Lynch, Marketing Manager, Global Lead Premiumization | Netherlands

WD-40 Company's largest growth opportunity is the geographic expansion of the blue and yellow can with the little red top. We estimate the potential global growth opportunity for WD-40® Multi-Use Product to be approximately one billion dollars and we are laser-focused on delivering long-term growth in our top 20 growth markets around the world.

Our innovation efforts have always been focused on solving problems for our end users. Our premiumized WD-40 Smart Straw® delivery system has been the most successful innovation in the Company's 70-year history and is loved by end users around the world. Our WD-40 EZ-REACH® Flexible Straw delivery system provides our end users with more options to solve problems in their factories, workshops, and homes.



Drive WD-40 Specialist® Growth
Damien Tillet, General Manager Brand Marketing, Global Lead WD-40 Specialist® | France



Turbo-Charge Digital Commerce
Claudia Fenske, VP, Global Brand & Innovation | USA

WD-40 Specialist® was originally launched in 2011 to leverage our most iconic asset, the blue and yellow can with the little red top. Today, WD-40 Specialist® is utilized to achieve category leadership through range extension. The products are geared toward one use rather than multi-use, reach a broader audience of end users, and enable additional market share capture.

Our ambition is to engage with end users at scale and become the global leader in our category within the digital commerce platform. We see digital as an accelerant of all our Must-Win Battles. Digital commerce leads to increased online sales but also drives awareness and engagement online.

“Our new Four-by-Four Strategic Framework was designed to help us achieve our long-term revenue and profitability objectives.”
Sara Hyzer | Vice President, Finance and Chief Financial Officer

The second element of our framework, which we refer to as our **Strategic Enablers**, focuses on operational excellence.
Our Strategic Enablers include:



Ensuring a People-First Mindset

Roxanne Johnson, VP, Global Organizational Learning | USA

At WD-40 Company we know our people make us great. We strive to be an employer of choice where all employees can bring their best and genuine selves to work. We are committed to fostering a culture of belonging, recognition, rewards and resiliency, while attracting, developing, and engaging talent that will drive our sustainable forward momentum.



Build a Sustainable Business for the Future

Alina Darragh, Global Environmental Programs Director | U.K.

We define sustainability as the ability of a business to exist for a long period of time, perhaps indefinitely. We are committed to operating our business in a manner that will have positive environmental and societal impacts that will continue to create and protect long-term stakeholder value.



Achieve Operational Excellence in Supply Chain

Nick Green, VP Global Supply Chain Strategy | U.K.

We believe that a resilient and high-performing supply chain enabled by people, capacity, and capabilities will secure the long-term success of our company. This enabler is built on four pillars of success: a balanced global supply chain, progress on ESG integration, integrated end-to-end planning and commercial innovation.



Drive Productivity Via Enhanced Systems

Doug Cyphers, VP Global Information & Technology | USA

We will identify and implement productivity solutions by using secure technologies to improve processes, provide effective access to critical analytics, and deliver the highest value investments through effective project and program management. This will drive profitability improvements through enhanced productivity, controlled IT spending, increased employee satisfaction, as well as access to timely and accurate data that drives better decision making.

We are pivoting the company toward a more sustainable future through our innovation and communication efforts.







SUSTAINABILITY CAMPAIGN

We develop, market, and sell products that extend the lifespan of tools, equipment, and other items thus reducing waste, preserving valuable resources, and leaving a positive lasting handprint on the world. The Repair Challenge is the perfect opportunity for us to inspire millions of doers, makers, fixers and builders to use our products to extend the lifespan of their tools, worn down equipment, bicycles, cars, or just about anything else and keep them in circulation for longer.

PRODUCT INNOVATION SPOTLIGHT

WD-40 Specialist® Degreaser and Cleaner EZ-Pods were developed with sustainability in mind. They are a new degreasing formulation comprised of concentrated pods rather than the traditional liquid format. EZ-Pods have no harmful fumes, are non-abrasive, non-corrosive, leave no residue and don't require CA-Prop 65 warning.



"At WD-40 Company we value doing the right thing and I am committed to pivoting the company toward a more sustainable future."

STEVE BRASS
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Our Global Strategic Council is comprised of a diverse group of leaders who have more than 234 collective years of experience working at WD-40 Company.

These individuals oversee a broad cross-section of global functions and come from a myriad of cultures, backgrounds and experiences because we believe that diversity in thought leads to better strategic decision making.



GLOBAL STRATEGIC COUNCIL

From top left to right: A. Darragh, S. Hyzer, N. Green, S. Brass, H. Guile, M. Starzman, C. Fenske, P. Ley, R. Johnson, D. Cyphers, M. Lieb, B. Noble, W. Kelley, C. Cloez, P. Kiamilev, J. Lindeman, P. Olsem

HIGHLIGHTS



50% FEMALE | **50%** MALE

15 YEARS AVERAGE TENURE | **6** NATIONALITIES

$266.8M
MILLION

UP **11%** YOY

REPRESENTS
50%
OF GLOBAL SALES IN FY23

AMERICAS
United States, Latin America and Canada

$190.8
MILLION

DOWN **7%** YOY

REPRESENTS
36%
OF GLOBAL SALES IN FY23

EMEA
Europe, India, Middle East, and Africa

$79.7
MILLION

UP **8%** YOY

REPRESENTS
14%
OF GLOBAL SALES IN FY23

ASIA-PACIFIC
Australia, China, and Asia distributors

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

Fiscal year 2023 has been a landmark and memorable year as WD-40 Company celebrated 70 years of bringing the blue and yellow can with the little red top to end users around the world. We have spent the last 70 years continuously innovating, expanding and evolving our products to become an iconic brand and household name known for our quality, dependability, utility, value, and performance.

My first full year as CEO coinciding with our 70th anniversary has been nothing short of remarkable. Over this past year, I have had the pleasure to work with a deeply experienced and committed leadership team focused on execution. We have also expanded that leadership team with several internal promotions as we continuously think ahead and position our business for the future. In addition, I participated in a global listening tour and met with employees throughout the organization over the course of the last year, which allowed me to witness first-hand our values-driven culture in action.

As I look back on fiscal year 2023, I see it as essentially a tale of two halves. The first half of the year was met with disruption because of general economic uncertainty, higher costs due to inflation, our suspension of sales in Russia, and price increases that we had implemented across our products and markets. If I have learned anything in my 32 years at WD-40 Company, it is that we are a resilient company. As we moved through the second half of the year, we started to see volumes recover and trends improve. Despite a difficult first half and the negative impacts of changes in foreign currency of nearly $18 million, we grew fiscal year 2023 net sales by 4% over the prior year.

As we enter fiscal year 2024, I am proud to introduce our new Four-by-Four Strategic Framework, which is tied to our purpose and values and will guide our future performance. Our Four-by-Four Strategic Framework was developed to drive profitable growth and sustainable value creation.

There are two main elements of our strategic framework. The first element, which we have previously introduced and refer to as our Must-Win Battles, focuses on maintenance product revenue growth. The second element, our Strategic Enablers, focuses on operational excellence.

In fiscal year 2023, we made noteworthy progress against our Must-Win Battles.

Must-Win Battle #1 – Lead Geographic Expansion

Our largest growth opportunity remains centered around geographic expansion of the blue and yellow can with the little red top. In fiscal year 2023, net sales of WD-40® Multi-Use Product were up 2% and we saw solid growth of 10% in the Americas and 12% in Asia-Pacific which was partially offset by a decline in EMEA of 10%. We estimate the potential global growth opportunity for WD-40® Multi-Use Product to be approximately $1 billion.

Must-Win Battle #2 – Accelerate Premiumization

Premiumization is a major contributor to our revenue growth and gross margin expansion. For fiscal year 2023, combined net sales of the WD-40 Smart Straw® and WD-40 EZ-REACH® Flexible Straw were nearly $200 million, up 6% over the prior year. On a go-forward basis we will be targeting a compound annual growth rate for net sales of premiumized products of greater than 10%.

Must-Win Battle #3 – Drive WD-40 Specialist® Growth

Through our WD-40 Specialist® product line, we aspire to achieve category leadership and increase our market share by leveraging our core brand equity through range extensions. For fiscal year 2023, net sales of WD-40 Specialist® were up 11% and we saw solid growth of 18% in the Americas, 7% in EMEA and 3% in Asia-Pacific. On a go-forward basis we will be targeting a compound annual growth rate for net sales of WD-40 Specialist® products of greater than 15%.

Must-Win Battle #4 – Turbo-Charge Digital Commerce

We view this as the accelerator for all of our other Must-Win battles. Digital commerce is about brand building, it drives awareness of our brands by leveraging digital media to teach end users how to use our solutions in addition to driving online net sales. For fiscal year 2023, e-commerce sales grew over 35% for the year largely due to robust growth in the Americas. Our primary objective is to increase brand awareness and engagement online, which we believe will lead to an improved shopping experience and higher net sales across all channels, both in store and online.

Our four Strategic Enablers collectively underpin and drive the success of our Must-Win Battles.

Strategic Enabler #1 – Ensure a People-First Mindset

At WD-40 Company, our greatest asset is our 613 employees. We strive to be an employer of choice where all employees can bring their best and genuine selves to work. Fostering a culture of recognition and belonging, while attracting, developing, and engaging talent will drive our sustainable forward momentum. We will measure ourselves via three quantitative metrics: employee engagement, our Better Together[1] scores, and our employee retention rates.

Strategic Enabler #2 – Build a Sustainable Business for the Future

When I stepped into the role of CEO just over a year ago, I shared with investors that one of my strategic priorities was to pivot the company toward a more sustainable future. We are committed to operating our business in a manner that will have positive environmental and societal impact that will continue to create and protect long-term stakeholder value. We are committed to reducing our Scope 1, 2, and 3 greenhouse gas emissions and are philosophically aligned with the vision to achieve net zero GHG emissions by 2050.

Strategic Enabler #3 – Achieve Operational Excellence in Supply Chain

We will secure the success of our global company through a resilient and high-performing supply chain enabled by our people, capacity, and capabilities. This will support profitable growth as we collaborate to build an optimized, high-performing, and resilient global supply chain. Our goal under this enabler is to achieve on-time delivery of greater than 95% and manage our inventory on hand to less than 90 days.

Strategic Enabler #4 – Drive Productivity via Enhanced Systems

We will implement solutions using secure technologies to improve processes, provide critical analytics, and deliver the highest value investments through effective project and program management. This will drive profitability improvements through enhanced productivity, controlled IT spending, increased employee satisfaction, as well as timely and accurate data using enhanced solutions, processes, and data.

In Closing

In summary, we will continue on our commitments and investments in our people, planet, products, processes, and productivity for the sustainable profitable growth of WD-40 Company, which will in turn create continued value for not just our stockholders but for all of our stakeholders.

It has been an honor to work with and learn from our talented employees and leadership team. Our culture, legacy, and resiliency are our true competitive advantages. I want to thank our employees for upholding our values, acting with purpose, and delivering on our mission to provide unique, high value and easy-to-use solutions to end users around the world.

Cheers to the next 70 years and beyond as we continue to innovate our blue and yellow can with the little red top.

---

[1]Our "Better Together" program is a diversity, equity, inclusion and belonging ("DEI&B") measure that reflects the percentage of individuals who responded positively to all DEI&B questions



Steve Brass
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

I stepped into the role of Chief Financial Officer nearly one year ago with big shoes to fill. I immediately was welcomed and supported by our strong leadership team and global employees, which is a true testament to our culture and one of the reasons I joined WD-40 Company.

Fiscal year 2023 has been a year of transition met early on with challenges that impacted our sales volumes and financial results. However, in typical WD-40 Company fashion, we saw the challenge and took it head on and as the year progressed we started to see a recovery. We enter fiscal year 2024 with great momentum and energy.

Through this year of transition and uncertainty, we made decisions that were not easy, but they were the right decisions for the future of WD-40 Company. We made decisions around investing in our talent, sustainability, innovation, brand, operations, and systems.

Notwithstanding these disruptions and investments, WD-40 Company continued to grow and turned in a solid performance. For fiscal year 2023, we grew net sales by 4% over the prior year to a record $537 million. On a constant currency basis, net sales would have increased 7% over prior year. We also improved gross margin by 190 basis points to 51%. We delivered net income of $66 million, which was down 2% from prior year and diluted earnings per share of $4.83, which was down 1% from prior year. The critical investments we are making for our future, unfavorable changes in foreign currency rates, and higher inflationary costs all contributed to these slight declines.

Our resilient and asset light business model, coupled with actions we have taken to grow our topline while improving gross margin, supports our strong balance sheet and liquidity position.

During fiscal year 2023, we invested approximately $7 million in capital expenditures and approximately $4 million in a new cloud-based enterprise resource planning system. We also reduced our debt by over $29 million and our inventory by nearly $18 million. In addition, we returned over $55 million to our stockholders through cash dividends and share repurchases. Maintaining a disciplined and balanced capital allocation approach remains a priority for us. We will continue to make necessary near-term investments to drive profitable growth while also providing strong returns to our stockholders.

As we look ahead, I am proud to be part of an organization built on a strong 70-year foundation with an innovative mindset that not only sees the great runway of opportunity in front of us but is ready to capture it. We have the brand recognition, reliable products, and most importantly, the expertise and engagement of our employees to drive our Four-by-Four Strategic Framework.

I look forward to what the next year brings and am committed to creating sustainable value for all of our stakeholders.



Sara Hyzer
VICE PRESIDENT,
FINANCE AND CHIEF
FINANCIAL OFFICER

12%
Return
on Sales[1]

[1]Calculated as net income for fiscal year 2023 divided by net sales for 2023.

15%
Return
on Assets[2]

[2]Calculated as net income for fiscal year 2023 divided by total assets at 8/31/23.

24%
Return
on Invested Capital[3]

[3]Calculated as net operating profit after tax divided by average total assets less cash and cash equivalents, short-term investments and noninterest bearing liabilities.

Gross Margin (percent)



Year	Value
2023	51%
2022	49%
2021	54%
2020	55%
2019	55%

Net Sales (millions of dollars)



Year	Value
2023	537.3
2022	518.8
2021	488.1
2020	408.5
2019	423.4

Sales Per Employee (millions of dollars)



Year	Value
2023	0.88
2022	0.89
2021	0.90
2020	0.78
2019	0.86

Diluted Earnings Per Share (in dollars)



Year	Value
2023	4.83
2022	4.90
2021	5.09
2020	4.40
2019	4.02

Weighted Average Shares Outstanding (millions)



Year	Value
2023	13.6
2022	13.7
2021	13.7
2020	13.7
2019	13.8

Net Income (millions of dollars)



Year	Value
2023	66.0
2022	67.3
2021	70.2
2020	60.7
2019	55.9

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on the company's common stock to the yearly weighted cumulative return of a peer group of companies, the Standard & Poor's 500 Composite Index ("S&P 500") and the Russell 2000 Composite Stock Index ("Russell 2000") for each of the last five fiscal years ending August 31, 2023.

The company uses the same peer group for the company's five-year performance graph as the peer group of companies used by the Compensation Committee of the Board of Directors for purposes of benchmarking executive compensation.

During fiscal year 2023, XPEL, Inc., an after-market automotive products company, was added to the company's benchmarking peer group as it more closely meets the peer group criteria.

The below comparison assumes $100 was invested on August 31, 2018 in the company's common stock, and in each of the major stock indices and 2023 Peer Group, and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among WD-40 Company, S&P 500, Russell 2000, and 2023 Peer Group



	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023
WD-40 Company	**100.00**	**104.18**	**118.47**	**140.50**	**112.60**	**130.27**
S&P 500	100.00	102.92	125.50	164.61	146.13	169.43
Russell 2000	100.00	87.11	92.35	135.83	111.54	116.73
2023 Peer Group(1)	100.00	82.78	85.66	128.08	118.35	114.09

*$100 invested on 8/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

(1) WD-40 Company's peer group is comprised of the following 14 companies:

- American Vanguard Corporation
- Balchem Corporation
- Chase Corporation
- Dorman Products, Inc.
- Hawkins, Inc.

- Ingevity Corporation
- Innospec Inc.
- Livent Corporation
- Prestige Consumer Healthcare, Inc.
- Quaker Chemical Corporation

- Sensient Technologies Corporation
- Stoneridge Inc.
- USANA Health Sciences, Inc.
- XPEL, Inc.



TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☑

Filed by a party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under §240.14a-12

WD-40 COMPANY

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑ No fee required

☐ Fee paid previously with preliminary materials

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11



9715 Businesspark Avenue
San Diego, California 92131

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The 2023 Annual Meeting of Stockholders ("annual meeting") of WD-40 Company ("Company") will be held solely via a live audio webcast at the following virtual location and for the following purposes:

When:	Tuesday, December 12, 2023 at 10:00 a.m., Pacific Time
Where:	https://meetnow.global/MNZ962Q
Items of Business:	1. To elect a Board of Directors ("Board") for the ensuing year and until their successors are elected and qualified;
	2. To hold an advisory vote to approve executive compensation;
	3. To hold an advisory vote on the frequency of future advisory votes on executive compensation;
	4. To approve the Company's Amended and Restated 2016 Stock Incentive Plan to increase the shares reserved for issuance thereunder;
	5. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2024; and
	6. To consider and act upon such other business as may properly come before the annual meeting.
Who Can Vote:	Only the stockholders of record at the close of business on October 16, 2023 are entitled to vote at the annual meeting. This proxy statement ("Proxy Statement"), enclosed form of proxy, and the Company's 2023 Annual Report (collectively, "proxy materials") are first sent to stockholders on or about November 2, 2023.
Attending the Virtual Annual Meeting	To expand access to our stockholders, our annual meeting will be conducted virtually. You may attend and participate in the annual meeting online, vote your shares electronically, and submit your questions prior to and during the annual meeting by visiting: https://meetnow.global/MNZ962Q. There is no physical location for the annual meeting.
	Please see "How can I participate in the virtual annual meeting?" beginning on page 1 for information about how to attend and participate in the annual meeting.

REVIEW YOUR PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:

VIA THE INTERNET
Visit the website listed on your proxy card

BY TELEPHONE
Call the telephone number on your proxy card

BY MAIL
Sign, date and return your proxy card in the enclosed envelope

VIA LIVE VIRTUAL MEETING
Attend the annual meeting at
https://meetnow.global/MNZ962Q

By Order of the Board of Directors,

Phenix Q. Kiamilev
Vice President, General Counsel and Corporate Secretary

San Diego, California
November 2, 2023

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

We provide below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and 2023 Annual Report before you vote.

2023 ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	***Record Date:***
December 12, 2023, at 10:00 a.m., Pacific Time	October 16, 2023
Virtual Meeting Place:	***Meeting Webcast:***
https://meetnow.global/MNZ962Q	Available on the Company's investor relations website at http:/investor.wd40company.com beginning at 10:00 a.m., Pacific Time, on December 12, 2023

VOTING MATTERS AND BOARD RECOMMENDATIONS

Management Proposals:	*Board Recommendations*	*Page*
Election of Directors (Item No. 1)	FOR all Director Nominees	5
Advisory Vote to Approve Executive Compensation ("Say on Pay") (Item No. 2)	FOR	10
Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation (Item No. 3)	FOR 1 YEAR	11
Approval of the Company's Amended and Restated 2016 Stock Incentive Plan to Increase the Shares Reserved for Issuance thereunder (Item No. 4)	FOR	12
Ratification of Appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2024 (Item No. 5)	FOR	22

FAQS AND GENERAL INFORMATION

Q: Why am I receiving these proxy materials?

A: This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of the Company for use at its annual meeting to be held on Tuesday, December 12, 2023, and at any postponements or adjournments thereof.

At the annual meeting, the Company's stockholders will consider and vote upon (i) the election of directors to the Board for the ensuing year; (ii) an advisory vote to approve compensation for our named executive officers ("NEOs"); (iii) an advisory vote on the frequency of future advisory votes on executive compensation of our NEOs; (iv) the approval of the Company's Amended and Restated 2016 Stock Incentive Plan; and (v) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2024. Detailed information concerning these matters is set forth below. Management knows of no other business to come before the annual meeting.

Q: When and where will the annual meeting be held?

A: To provide expanded access to our stockholders, our annual meeting will be a virtual meeting of stockholders conducted solely via a live audio webcast, accessible at *https://meetnow.global/MNZ962Q*. Although no physical in-person meeting will be held, we designed the format of our annual meeting to ensure that our stockholders of record who attend the annual meeting will be afforded similar rights and opportunities to participate as they would at an in-person meeting.

The annual meeting will begin promptly at 10:00 a.m., Pacific Time, on Tuesday, December 12, 2023. Online access to the audio webcast will open 15 minutes prior to the start of the annual meeting. Stockholders are encouraged to access the annual meeting prior to the start time and allow ample time to log into the audio webcast and test their computer systems.

Q: **How can I participate in the virtual annual meeting?**

A: The annual meeting will be conducted solely by live audio webcast and utilize the latest technology to expand access, improve communication, and save costs for stockholders and the Company. Anyone may enter the annual meeting as a guest in listen-only mode by selecting "I am a Guest," but only stockholders as of the record date and holders of valid proxies are entitled to vote or ask questions at the annual meeting. To participate in the annual meeting, you will need to review the information included on the notice, proxy card or the instructions that accompanied your proxy materials.

Stockholders of Record

If you are a registered stockholder (that is, if you hold your shares through our transfer agent, Computershare), you do not need to register to attend the annual meeting. You can participate in the annual meeting by accessing *https://meetnow.global/MNZ962Q*. You will be able to attend the annual meeting online, ask a question and vote by following the instructions on the notice, proxy card, or the instructions that accompanied your proxy materials. If you cannot locate your notice or proxy card but would still like to attend the annual meeting, you can join as a guest. Guest attendees will not be allowed to vote or submit questions at the annual meeting. Stockholders are encouraged to vote and submit proxies in advance of the annual meeting by internet, telephone or mail as early as possible.

Beneficial Owners

If you hold your shares through an intermediary, such as a bank or broker, you have several options to participate in the annual meeting.

If you would like to attend the annual meeting and do not want to ask questions or vote you can simply join the annual meeting as a guest. You can participate in the annual meeting by accessing *https://meetnow.global/MNZ962Q*. Guest attendees will not be allowed to vote or submit questions at the annual meeting. Stockholders are encouraged to vote and submit proxies in advance of the annual meeting by internet, telephone or mail as early as possible.

If you are a beneficial owner and want to attend the annual meeting, ask a question and/or vote, you have two options:

1) Most beneficial holders do not need to register in advance and will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option may not be available for every type of beneficial owner voting control number. The absence of this option shall not impact the validity of the annual meeting. Most beneficial holders can participate in the annual meeting by accessing *https://meetnow.global/MNZ962Q*, which enables them to attend the annual meeting online, ask a question and vote by following the instructions on the notice, proxy card, or the instructions that accompanied their proxy materials.

2) Beneficial owners may choose to register in advance of the annual meeting if they prefer to use this traditional, paper-based option. To register to participate in the annual meeting, submit proof of your proxy power (legal proxy) reflecting your WD-40 Company (WDFC) holdings, along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on December 8, 2023, using one of the following methods:

•   Email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

•   Mail: Send a copy of the email or correspondence from your broker, or include your legal proxy, to WD-40 Company Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001.

Upon receipt of your valid legal proxy, Computershare will provide you with a control number by email. Once provided, you can attend and participate in the annual meeting by accessing *https://meetnow.global/MNZ962Q*. Enter the control number provided by Computershare.

Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy using the methods described the Notice of Internet Availability of Proxy Materials sent to you, or by following the instructions at *www.envisionreports.com/WDFC.*

Our annual meeting procedures are intended to authenticate stockholders' identities, allow stockholders to give their voting instructions, confirm that stockholders' instructions have been recorded properly, and comport with applicable legal requirements.

Q: What constitutes a quorum in order to hold and transact business at the annual meeting?

A: The close of business on October 16, 2023 is the record date for stockholders entitled to notice of and to vote at the annual meeting. On the record date, the Company had 13,556,684 shares of common stock, $0.001 par value, outstanding. Stockholders of record entitled to vote at the annual meeting will have one vote for each share so held on the matters to be voted upon. If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Broker non-votes are shares that are held of record by a bank or broker as to which the bank or broker has not received instructions from the beneficial owner as to how the shares are to be voted.

Q: If I hold my shares through a broker, how do I vote?

A: If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. It is important that you cast your vote if you want it to count in (i) the election of directors to the Board for the ensuing year, (ii) the advisory vote to approve compensation for our NEOs, (iii) an advisory vote on the frequency of future advisory votes on executive compensation of our NEOs; (iv) the approval of the Company's Amended and Restated 2016 Stock Incentive Plan; and (v) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2024. Your broker will only be permitted to exercise its discretionary authority to vote on your behalf as to the ratification of the appointment of PricewaterhouseCoopers LLP. You may have received a notice from the Company entitled "Notice of Internet Availability of Proxy Materials" with voting instructions or you may have received these proxy materials with separate voting instructions. Follow the instructions to vote or to request further voting instructions as set forth on the proxy materials you have received.

Q: How will my vote be cast if I provide instructions or return my proxy and can I revoke my proxy?

A: If the enclosed form of proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. If no specified instruction is given with respect to a particular matter on your proxy, your shares will be voted by the proxy holder as set forth on your proxy. A proxy may be revoked by attendance at the annual meeting or by filing a proxy bearing a later date with the Corporate Secretary of the Company.

Q: How are the proxies solicited and what is the cost?

A: The cost of soliciting proxies will be borne by the Company. Solicitations other than by mail may be made by telephone or in person by employees of the Company for which the expense will be nominal. We may also reimburse persons representing beneficial owners for their reasonable expenses incurred in forwarding such materials.


HOUSEHOLDING OF PROXY MATERIALS


The U.S. Securities and Exchange Commission ("SEC") rules permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies. Several banks and brokers with account holders that are our stockholders will be householding our proxy materials. A single Proxy Statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your bank or broker, direct your written request to *investorrelations@wd40.com*, Investor Relations, 9715 Businesspark Ave., San Diego, CA 92131 or contact Investor Relations by telephone at +1 (800) 448-9340. Stockholders who currently receive multiple copies of the Proxy Statement at their address and would like to request householding of their communications should contact their bank or broker.

PROPOSALS

ITEM NO. 1

ELECTION OF DIRECTORS

At the annual meeting, the 11 nominees named below under the heading, *Director Nominees*, will be presented for election as directors to serve until the next annual meeting of stockholders when their successors may be elected or appointed. In the event any nominee is unable or declines to serve as a director at the time of the annual meeting, any proxy granted to vote for such nominee will be voted for a nominee designated by the present Board to fill such vacancy.

A nominee for election to the Board will be elected as a director if the votes cast for such nominee's election exceed the votes cast against such nominee's election. Holders of common stock are not entitled to cumulate their votes in the election of directors. Withheld votes and broker non-votes are not counted as votes in favor of any nominee.

If an incumbent director nominee fails to receive more votes for election as a director than votes against election, the incumbent director will continue to serve as a director until a successor is elected or appointed. However, pursuant to Corporate Governance Guidelines adopted by the Board, such director nominee will be expected to tender his or her resignation to the Corporate Governance Committee of the Board. The Corporate Governance Committee will promptly consider such resignation and present a recommendation to the Board to accept or reject such resignation for formal action to be taken within 90 days following the annual meeting.

Article III, Section 3.2 of the Bylaws of the Company (amended and restated on June 19, 2023) provides that, unless otherwise specified in the Certificate of Incorporation, the authorized number of directors of the Company shall not be less than seven nor more than 12 until changed by amendment duly adopted by the stockholders. Within the specified limits, the exact number of directors is to be fixed from time to time by a resolution duly adopted by the Board or by the stockholders. By resolution of the Board adopted on April 28, 2023, the number of directors was fixed at 11, effective June 12, 2023.

DIRECTOR NOMINEES

Director Nominees	Independent[1]	Audit	Compensation	Corporate Governance	Finance
Steven A. Brass					
Cynthia B. Burks	✓	✓	✓		
Daniel T. Carter	✓	Chair[2]		✓	✓
Eric P. Etchart	✓			Chair	✓
Lara L. Lee	✓	✓	✓		
Edward O. Magee, Jr.	✓	✓			✓
Trevor I. Mihalik	✓	✓[2]		✓	Chair
Graciela I. Monteagudo	✓	✓			✓
David B. Pendarvis	✓	✓	✓		
Gregory A. Sandfort	✓		✓	✓	✓
Anne G. Saunders	✓		Chair	✓	

[1] The Board has determined that each director nominee (except for Mr. Brass):

    (i) has no material relationship with the Company (either directly or indirectly through an immediate family member or as a partner, stockholder or officer of an organization that has a relationship with the Company), and

    (ii) is an independent director as defined in the Marketplace Rules of The Nasdaq Stock Market LLC (the "Nasdaq Rules").

[2] The Board determined that Mr. Carter and Mr. Mihalik are each an "audit committee financial expert" as defined by regulations adopted by the SEC.

STEVEN A. BRASS – CEO, President and Director

Steven A. Brass, age 57, was appointed to the Board in March 2022. Mr. Brass was appointed CEO, effective September 2022 and continues to serve as President, a position that he has held since 2019. He joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. From 2016 until 2019, Mr. Brass served as Division President, Americas, and from 2019 to August 2022, as Chief Operating Officer. As CEO and President of the Company, Mr. Brass offers the Board a broad and deep Company-based perspective. In addition, his specific knowledge of the Company's operations, coupled with his breadth of experience with international markets and our domestic market, provides the Board with valuable insight.

CYNTHIA B. BURKS – Independent Director

Cynthia B. Burks, age 57, was elected to the Board in December 2022 and serves as a member of the Audit Committee and the Compensation Committee. Ms. Burks serves as the managing member of Excel Advising, LLC, which was formed in November 2022 and offers executive coaching and human resources consulting services. Ms. Burks also serves as a director and member of the organization and compensation committee of Inspire Medical Systems, Inc. (NYSE: INSP), which she joined in August 2022. In addition, she serves as a board member of two privately held companies: Torch, an educational software company, and Sellars Absorbent Materials, Inc., a manufacturer of absorbents made with recycled fibers, from November 2021 and August 2022, respectively. Since December 2021, Ms. Burks has served on the board of the non-profit organization, Juma Ventures, which strives to break the cycle of youth poverty. She previously served on the board of the non-profit, Summer Search, focused on youth development from June 2021 to November 2022. Ms. Burks' board experience also includes serving the Genentech Foundation from 2020 to 2022. From 2019 to 2022, Ms. Burks was a senior vice president and chief people and culture officer at Genentech, Inc., a subsidiary of Roche Holding AG (OTCQX: RHHBY). She served as vice president, head of human resources at Genentech Research and Early Development from 2015 to 2019, and in various human resource management roles at Genentech from 2011 to 2015. From 1999 to 2011, Ms. Burks held human resource and organizational development positions in industries including media, consumer goods and technology. Ms. Burks' extensive knowledge of human capital strategy, including talent management, succession planning, compensation strategy, designing culture to increase competitive advantage, diversity, equity and inclusion, and organizational design, would enhance the Board's management oversight capabilities.

DANIEL T. CARTER – Independent Director

Daniel T. Carter, age 67, was elected to the Board in 2016 and serves as the Chair of the Audit Committee and as a member of the Finance Committee and the Corporate Governance Committee. The Board has also designated Mr. Carter as one of two financial experts who serves on our Audit Committee. From 2018 to August 2021, Mr. Carter served on the board of directors of Chosen Foods, LLC, a specialty foods company, following his retirement from BevMo! where he served as executive vice president and chief financial officer from 2009 until 2016. He also served as chief financial officer of the following companies: Semtek, Inc. (2008 to 2009); Charlotte Russe Holding, Inc. (1998 to 2007); and Advanced Marketing Services (1997 to 1998). From 1986 to 1997, he was employed by Price Club and its follow-on entities, serving as senior vice president for PriceCostco and chief financial officer for Price Enterprises. Mr. Carter began his career as an auditor with Ernst & Young, and he is a Certified Public Accountant (inactive). Mr. Carter is recognized as a NACD Board Leadership Fellow and has earned Harvard's Corporate Director Certificate and Carnegie-Mellon's CERT Certificate in Cyber-Risk Oversight. Mr. Carter's financial expertise, considerable knowledge of the retail industry and financial experience provide the Board with a breadth of relevant skills and experience.

ERIC P. ETCHART – Independent Director

Eric P. Etchart, age 67, was elected to the Board in 2016 and serves as the Chair of the Corporate Governance Committee and as a member of the Finance Committee. Mr. Etchart served as senior vice president of The Manitowoc Company, Inc. from 2007 until his retirement in January 2016. He served as senior vice president, business development, from 2015 to 2016 and as president and general manager of the Manitowoc Crane Group from 2007 to 2015. From 1983 to 2007, Mr. Etchart held various sales, marketing and management positions at subsidiaries and predecessor companies of The Manitowoc Company, Inc. Mr. Etchart is a French national and has held management positions in China, Singapore, Italy, France and the U.S. He also serves as a director and as a member of the audit committee and the governance committee of Graco Inc. (NYSE: GGG) and as a director and member of the compensation committee and the chair of the nominating / corporate governance committee of Alamo Group Inc. (NYSE: ALG). In addition, Mr. Etchart serves as a director of the UPERIO Group, which sells and rents tower and self-erecting cranes, and chairs its Environmental, Social, and Governance (ESG) committee. Mr. Etchart is recognized as a NACD Board Leadership Fellow and earned certifications from Diligent in Climate Leadership and ESG Leadership. This continuing education focuses on climate risk and related business strategy, board-related fiduciary obligations, climate-related government regulations, reporting and disclosure requirements, investor engagement, learning how to identify opportunities and overcome challenges related to setting, executing against and measuring ESG goals. Mr. Etchart's breadth of international finance, marketing, board and management experience provides important perspective to the Board. His commitment to the highest standards of board leadership, with an emphasis on ESG, demonstrates the Board's continued commitment to good governance.

LARA L. LEE – Independent Director

Lara L. Lee, age 60, was elected to the Board in 2020 and serves as a member of the Audit Committee and the Compensation Committee. Ms. Lee operates Lara Lee Associates, LLC dba Creative Renewal, which offers governance, consulting, and advisory services. Previously, Ms. Lee served as president of Orchard Supply Hardware, a subsidiary of Lowe's Companies, Inc. (NYSE: LOW), from 2016 to 2018 and as senior vice president of Lowe's from 2013 to 2018. From 2011 to 2013 she served as chief innovation and operating officer for Continuum, a global consultancy. She was also a partner at an innovation firm, Jump Associates, from 2007 to 2010. Ms. Lee's prior experience included 15 years at Harley-Davidson Motor Company as division vice president, business unit leader, and in various European and Asian strategy and business development roles, and three years as a financial analyst at Otis Elevator Company based in Singapore. She previously served as chair of the board of directors of Organically Grown Company and as a director of Marrone Bio Innovations, Inc. (formerly traded on NASDAQ as MBII and acquired by Bioceres Crop Solutions Corp., now trading on NASDAQ as BIOX) and as its designated board ESG lead. In addition to serving as a director of two non-profit organizations, Ms. Lee serves as a director of the following three private companies: The Sill, Inc., an omnichannel specialty retailer of house plants and related products; Independence Holdings LP GP, LLC, the parent company of Liberty Safe & Security Products, Inc., which designs and manufactures residential safes, and Rather Outdoors Corporation, a designer and wholesaler of fishing equipment in North America and Europe. She began her career with Ernst & Whinney (now Ernst & Young LLP) in Washington, D.C. and Singapore. Ms. Lee is a NACD Certified Director, and earned an ESG certificate from Berkeley Law Executive Education. Ms. Lee's diverse international business and management experience, including expertise in strategic marketing (including digital, e-commerce and channel marketing), brand development, retail, and innovation across industries and international markets, provides the Board with valuable insights.

EDWARD O. MAGEE, JR. – Independent Director

Edward O. Magee, Jr., age 57, was appointed to the Board in June 2022 and serves as a member of the Audit Committee and the Finance Committee. Mr. Magee serves as VP for Strategic Operations at Belmont University in Nashville, Tennessee, which he joined in February 2023, and concurrently holds the position of Executive-in-Residence for its Massey College of Business. From February 2020 to December 2022, Mr. Magee served as executive vice president, operations at Fender Musical Instruments Corporation ("Fender"), a privately held musical instruments company owned by Servco Pacific Inc. Prior to such role at Fender, he served as its senior vice president, operations from 2016 to 2020. Mr. Magee served as vice president of operations and distribution for Thomas & Betts Corporation (presently ABB Installation Products Inc.) (NYSE: ABB) from 2014 to 2016 and in various management roles in vehicle operations at Harley-Davidson Motor Company from 2009 to 2014. Prior to his executive experience, Mr. Magee served as a combat-decorated Lieutenant Colonel in the U.S. Marine Corps. He has extensive non-profit board experience including the Board of Visitors at Duke University's Fuqua School of Business, co-president and executive director of the Fender Play Foundation™, Boys & Girls Clubs of Metro LA, Boys & Girls Clubs of Middle Tennessee, and an advisory role for the National Association of Manufacturers, "Heroes MAKE America" veterans transition program. In addition, Mr. Magee has earned a certificate from Diligent in ESG Leadership. Mr. Magee's extensive knowledge of manufacturing, sustainability, supply chain, and logistics as well as his wide-ranging experience building and developing global leadership teams that drive organizational culture change, enhance the Board's management oversight capabilities.

TREVOR I. MIHALIK – Independent Director

Trevor I. Mihalik, age 57, was elected to the Board in 2019 and serves as the Chair of the Finance Committee and as a member of the Audit Committee and the Corporate Governance Committee. The Board has also designated Mr. Mihalik as one of two financial experts who serves on our Audit Committee. Mr. Mihalik has served as executive vice president and chief financial officer of Sempra (NYSE: SRE) since May 2018. Mr. Mihalik was senior vice president controller and chief accounting officer of Sempra from 2014 until 2018 and controller and chief accounting officer from 2012 to 2014. Prior to Sempra, Mr. Mihalik held roles as senior vice president – finance for Iberdrola Renewables and vice president and CFO for Chevron Natural Gas. Mr. Mihalik previously served as director of San Diego Gas & Electric Company and Southern California Gas Company, as chairman of the board of Luz del Sur and Chilquinta Energia, and as a director of Infraestructura Energética Nova S.A.B. de C.V., all currently or formerly owned and controlled Sempra subsidiaries. Mr. Mihalik's currently serves as chair of the board of Sempra Infrastructure Partners and as a director of Oncor Electric Delivery Company LLC, both of which are Sempra subsidiaries. Mr. Mihalik's involvement with significant transactions in addition to his experience with Fortune 500 companies as a seasoned finance executive with accounting and public company financial reporting expertise, and as a director with experience in the oversight of business management and strategic planning, offer the Board valuable judgment and management perspective.

GRACIELA I. MONTEAGUDO – Independent Director

Graciela I. Monteagudo, age 57, was elected to the Board in 2020 and serves as a member of the Audit Committee and the Finance Committee. Ms. Monteagudo served as president and CEO of Lala U.S., Inc. from 2017 to 2018. From 2015 to 2017 she served as president, Americas and global marketing for Mead Johnson Nutrition Company and from 2012 to 2015 she held various leadership roles at Mead Johnson & Company, LLC. From 2008 through 2012, she held various leadership roles at Walmart Mexico, including senior vice president and business unit head for Sam's Club stores in Mexico. Ms. Monteagudo has dual Mexican and American citizenship and has held senior management positions in both Latin America and the U.S. Ms. Monteagudo presently serves as a director, chair of the nominating, governance and sustainability committee, and member of the compensation and human capital committee of ACCO Brands Corporation (NYSE: ACCO) and as a director and member of the audit committee of iHeartMedia, Inc. (NASDAQ: IHRT), which she joined in August 2016 and June 2021, respectively. Ms. Monteagudo has also served on the board of directors for two private companies: Driscoll's, a market leader of fresh berries (March 2021 - December 2021) and The Juice Plus+ Company, LLC (September 2019 - July 2023). Ms. Monteagudo is recognized as a NACD Certified Director and is an honoree of the 2022 NACD Directorship 100, an annual recognition of the leading corporate directors. Ms. Monteagudo's significant board and leadership experience, including international business experience in Latin America, her extensive global, digital, and retail marketing, e-commerce and consumer goods expertise, offers the Board with valuable marketing and consumer products insight.

DAVID B. PENDARVIS – Independent Director

David B. Pendarvis, age 64, was elected to the Board in 2017 and serves as a member of the Audit Committee and the Compensation Committee. Until his retirement in June 2023, Mr. Pendarvis had served as chief administrative officer of ResMed Inc. ("ResMed," NYSE and ASX: RMD) since 2011 and secretary since 2003. He also served as a member of the board of directors of ResMed's subsidiaries through June 2023 and the San Diego Regional Chamber of Commerce through May 2023, and the Corporate Directors Forum from 2010 to 2019. In 2017, he served as interim president, EMEA and Japan of ResMed. He joined ResMed in 2002 as global general counsel and has also served as vice president of organizational development from 2005 to 2011. Before joining ResMed, Mr. Pendarvis was a partner at Gray Cary Ware & Freidenrich LLP (presently, DLA Piper), a partner at Gibson, Dunn & Crutcher, and a law clerk to U.S. District Court Judge J. Lawrence Irving in the U.S. District Court for the Southern District of California, San Diego. Mr. Pendarvis served as a director of Sequenom, Inc. from 2009 until its acquisition by Laboratory Corporation of America Holdings (NYSE: LH) in 2016. Mr. Pendarvis earned an ESG certificate from Berkeley Law Executive Education. His expertise in corporate governance, compliance, intellectual property and worldwide legal affairs, and experience as general counsel with global responsibilities, including international executive management experience and focus on investor relations and corporate communications, provide the Board with valuable perspective for risk oversight.

GREGORY A. SANDFORT – Non-Employee Chairman of the Board / Independent Director

Gregory A. Sandfort, age 68, was elected to the Board in 2011 and serves as a member of the Compensation Committee, Corporate Governance Committee, and Finance Committee. He was designated as lead independent director in October 2020 and subsequently appointed as Non-Employee Chairman of the Board in December 2022. Mr. Sandfort served as chief executive officer of Tractor Supply Company ("TSC"), which is a distribution channel of the Company's products, from December 2012 until his retirement in February 2020, and as a director on its board from 2012 to May 2020. Following his retirement as an officer, he served as strategic advisor and consultant to TSC from March to August 2020. At TSC, he also served as president from 2009 to 2015, chief operating officer starting in 2012, chief merchandising officer from 2007 to 2012, and executive vice president from 2007 until he was promoted to president in 2009. Mr. Sandfort previously served as president and chief operating officer at Michael's Stores, Inc. ("Michaels") from 2006 to 2007, and as executive vice president-general merchandise manager at Michaels from 2004 to 2006. Mr. Sandfort also serves as the lead independent director on the board of directors and as a member of its audit committee and compensation committee of Genesco Inc. (NYSE: GCO). As a former chief executive officer of TSC with a long-standing connection with consumers of the Company's products, the Board values Mr. Sandfort's broad-based management experience in, and perspective of, the retail industry. In addition, the Board considers Mr. Sandfort's leadership experience on public company boards, including his recognition as an NACD Board Leadership Fellow, to be valuable to the Board and to the Company.

ANNE G. SAUNDERS – Independent Director

Anne G. Saunders, age 62, was elected to the Board in 2019 and serves as the Chair of the Compensation Committee and as a member of the Corporate Governance Committee. Ms. Saunders served as president, U.S., of nakedwines.com from 2016 through 2017. From 2014 through 2016, she was president, U.S. of FTD Companies, Inc. (NASDAQ: FTD), and from 2012 through 2014, she served as president of Redbox Automated Retail, LLC. From 1990 to 2012, Ms. Saunders held various senior executive level positions at Starbucks Corporation, Bank of America, N.A., Knowledge Universe (presently KinderCare Education), eSociety and AT&T. Ms. Saunders is the chair of the board of Nautilus, Inc. (NYSE: NLS), which she joined in 2012 and whose brand family includes Bowflex®, Nautilus®, and Schwinn®. Ms. Saunders also serves as a director on the board of Reser's Fine Foods, which she joined in February 2023. From November 2017 to May 2023, she served as a director of Swiss Water Decaffeinated Coffee Inc. (TSX: SWP). Ms. Saunders' experience as a former senior P&L leader in multiple global consumer company divisions, and her deep functional expertise in marketing, e-commerce, and product innovation and development as well as her extensive public company board experience, provide valuable experience to the Board.

There are no material pending litigation or proceedings involving the Company's director nominees.

There are no family relationships among any of our directors, director nominees or executive officers.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" EACH OF THE DIRECTOR NOMINEES SET FORTH ABOVE.

ITEM NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
("SAY-ON-PAY")

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as a matter of good corporate governance, the Company's stockholders are being asked to cast an advisory vote to approve the compensation of the Company's Named Executive Officers ("NEOs") as described in the Compensation Discussion and Analysis ("CD&A") and the executive compensation tables and narrative disclosures that follow in this Proxy Statement. This vote is commonly referred to as a "Say-on-Pay" vote.

At the Company's 2011 annual meeting and 2017 annual meeting, the Company's stockholders were asked, by a non-binding advisory vote, to express their preference as to the frequency of future Say-on-Pay votes. The Board recommended annual Say-on-Pay voting, and the Company's stockholders approved to have Say-on-Pay votes every year.

Since 2011, the Board has authorized annual advisory votes for the stockholders to consider and approve the compensation of the NEOs, and the next non-binding, advisory vote on the compensation of the NEOs will be held at our 2024 annual meeting. The Say-on-Pay votes approving NEO compensation for 2011 through 2022 have been approved in each year by more than 83% of the votes cast.

The following resolution will be presented for approval by the Company's stockholders at the 2023 annual meeting:

"RESOLVED, that the stockholders of WD-40 Company (the "Company") hereby approve the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis section of the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders and in the accompanying compensation tables and narrative disclosures."

The advisory vote to approve executive compensation is a non-binding vote on the compensation of the Company's NEOs. This Proxy Statement contains a description of the compensation provided to the NEOs as required by Item 402 of Regulation S-K promulgated under the Exchange Act.

Stockholders are encouraged to carefully consider the CD&A, accompanying compensation tables and related narrative discussion in this Proxy Statement in considering this advisory vote. The Board believes that the compensation provided to the Company's NEOs offers a competitive pay-for-performance package with a proper balance of short-term and long-term incentives aligned with the interests of the Company's stockholders.

This is an advisory vote and will not affect compensation previously paid or awarded to the NEOs. While a vote disapproving the NEOs' executive compensation will not be binding on the Board or the Compensation Committee, the Compensation Committee will consider the results of the advisory vote in making future executive compensation decisions.

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the annual meeting is required to approve this advisory vote on executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ADOPTION OF THE PROPOSED RESOLUTION FOR APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

ITEM NO. 3

ADVISORY VOTE ON THE FREQUENCY OF
FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act, at least once every six years, the Company conducts an advisory vote to solicit input from stockholders on whether future advisory votes on executive compensation should be held every one, two or three years.

For the past 12 years, the Company's stockholders have provided advisory votes on executive compensation every year. After consideration of the various positions supporting each frequency level, the Board believes that submitting the advisory vote on executive compensation to stockholders on an annual basis continues to be most appropriate.

Although the Board recommends that stockholders vote in favor of holding advisory votes on executive compensation every year, stockholders are not voting to approve or disapprove the Board's recommendation. The form of proxy for the 2023 annual meeting provides stockholders with four choices: (a) to recommend that an advisory vote on executive compensation be held every year, (b) every two years, (c) every three years; or (d) to abstain from making any recommendation with respect to the frequency of future advisory votes on executive compensation.

Since the vote on this proposal is advisory in nature, it will not be binding on the Board. However, the Board will consider the outcome of the advisory vote along with other factors when making its decision about the frequency of future stockholder advisory votes on executive compensation.

The choice of frequency, whether every one year, two years or three years, that receives the most votes at the annual meeting will be considered to be the preferred frequency of our stockholders. Abstentions and broker non-votes will have no effect on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE 1 YEAR RECOMMENDATION FOR FUTURE STOCKHOLDER ADVISORY VOTES ON EXECUTIVE COMPENSATION.

ITEM NO. 4

APPROVAL OF THE COMPANY'S
AMENDED AND RESTATED 2016 STOCK INCENTIVE PLAN

We are requesting that our stockholders approve the amendment and restatement of our existing WD-40 Company 2016 Stock Incentive Plan (the "2016 Plan"). In this Proxy Statement, we refer to the proposed amended and restated 2016 Stock Incentive Plan as the "Amended and Restated Plan". On October 5, 2023, our Board approved the Amended and Restated Plan, subject to stockholder approval at the annual meeting. The Amended and Restated Plan will become effective on the day of the annual meeting, assuming approval of this proposal by our stockholders.

Summary of Material Amendments

The Amended and Restated Plan will implement the following material changes to the 2016 Plan:

a. *Increase in Share Reserve*. If approved by the stockholders, the Amended and Restated Plan will provide for an increase of 1,000,000 shares over the number of shares of common stock currently available for issuance under the 2016 Plan.

b. *Individual Award Limits*. The Amended and Restated Plan will continue to include the limits on the size of awards that an individual may receive each calendar year, as described below, provided that the limits on Full Value Awards that may be granted to any participant in the Amended and Restated Plan in any calendar year will be increased to 60,000 shares (and such limit will be increased to 120,000 shares during the calendar year in which an employee commences employment). The other individual limits in the Amended and Restated Plan remain unchanged from the 2016 Plan.

c. *Prohibition on Liberal Share Recycling*. The following shares will not be returned to the share reserve under the Amended and Restated Plan: (1) shares of common stock that are delivered by the grantee or withheld by us as payment of the exercise price in connection with the exercise of stock options ("Options") or payment of the tax withholding obligation in connection with any award under the Amended and Restated Plan ("Awards"); (2) shares purchased on the open market with the cash proceeds from the exercise of Options; and (3) shares subject to a stock appreciation right ("SAR") that are not issued in connection with the stock settlement of the SAR on its exercise.

d. *Limits on Dividends and Dividend Equivalents*. Dividends and dividend equivalents may not be paid on Awards subject to vesting conditions unless and until such conditions are met. In addition, the Amended and Restated Plan does not permit dividend equivalents to be payable with respect to Options or SARs.

e. *Removal of Fixed Term; Extension of Time Period for Granting Incentive Stock Options ("ISOs")*. The Amended and Restated Plan will not have a fixed term and will permit the granting of Options that are intended to qualify as ISOs, as defined under Section 422 of the Internal Revenue Code (the "Code"), through October 5, 2033, which is the 10th anniversary of the date the Board adopted the Amended and Restated Plan.

f. *ISO Limit*. The Amended and Restated Plan provides that no more than 2,000,000 shares may be issued pursuant to ISOs granted under the Amended and Restated Plan. The Company has not issued any ISOs or Options, and the Company does not presently intend to issue ISOs or Options.

g. *Removal of 162(m) Provisions*. Section 162(m) of the Code, prior to the Tax Cuts and Jobs Act of 2017 (the "TCJA"), allowed performance-based compensation that met certain requirements to be tax deductible regardless of amount. This qualified performance-based compensation exception was repealed as part of the TCJA. We have removed certain provisions from the Amended and Restated Plan which were otherwise required for awards to qualify as performance-based compensation under the Section 162(m) exception prior to its repeal.

h. *Other Updates*. The Amended and Restated Plan contains other minor, technical, or administrative updates.

Why Stockholders Should Vote to Approve the Amended and Restated Plan

We continue to believe that equity awards are a vital part of our overall compensation program. The Board believes that the issuance of equity awards is a key element underlying our ability to attract, retain and motivate key personnel, non-employee directors, consultants and advisors (collectively, "Participants"), and better aligns the interests of Participants with those of our stockholders. The Amended and Restated Plan will allow us to continue to provide performance-based incentives to eligible Participants. The shares remaining available for issuance under the 2016 Plan as reflected in the table below are insufficient to meet our forecasted needs next fiscal year. In requesting approval of the Amended and Restated

Plan, we are asking stockholders for a pool of shares anticipated for approximately 3 - 5 years' worth of equity-based grants under our current compensation program to provide a predictable but competitive amount of equity for attracting, retaining and motivating Participants as we continue to grow. We cannot predict our future equity grant practices, the future price of our shares or future hiring activity with any degree of certainty at this time, and the share reserve under the Amended and Restated Plan could last for a shorter or longer time. The Board will not create a subcommittee to evaluate the risks and benefits for issuing the additional authorized shares requested.

Overhang

The following table provides certain additional information regarding our 2016 Plan, including all outstanding Awards under such equity incentive plan. The 2016 Plan is our only existing equity incentive plan under which we are able to grant future Awards. Although there are outstanding equity awards under the WD-40 Company 2007 Stock Incentive Plan ("2007 Plan"), the 2007 Plan terminated on December 13, 2016 when the 2016 Plan became effective.

	As of September 1, 2023
Total number of shares of common stock subject to outstanding stock options	—
Weighted-average exercise price of outstanding stock options	N/A
Weighted-average remaining term of outstanding stock options	N/A
Total number of shares of common stock subject to outstanding Full Value Awards [1]	165,185
Total number of shares of common stock available for grant under the 2016 Plan [2]	172,878
Total number of shares proposed to be added to the share reserve under the 2016 Plan pursuant to the Amended and Restated Plan	1,000,000
Total number of shares of common stock outstanding	13,563,434
Per-share closing price of common stock as reported on NASDAQ Global Select Market	$210.80

[1] Awards of Restricted Stock, RSUs, Performance Shares, Performance Units, Other Stock-Based Awards and Dividend Equivalents (each as defined in the 2016 Plan) are referred to in the 2016 Plan as "Full Value Awards." This number is comprised of: (i) 56,708 time-based Full Value Awards, and 82,453 performance-based Full Value Awards (at "maximum" level of achievement) under the 2016 Plan, and (ii) 26,024 vested RSUs and other vested equity awards under the 2007 Plan, for which the issuance of underlying shares are deferred until termination of service. MSU awards (33,949 at target) may be eligible to vest up to 200% of "target" levels at "maximum" performance (61,305, which is up to 200% of target) and PSU awards may be eligible to vest at 100% of "target" levels.

[2] For purposes of calculating the shares that remain available for grant under the 2016 Plan, Full Value Awards are counted as three (3) shares used for each share to be issued with respect to a Full Value Award and performance-based Full Value Awards are calculated assuming "maximum" performance.

We also consider the potential dilution to our stockholders that may result from the issuance of shares pursuant to our equity compensation program. In fiscal years 2021, 2022 and 2023, the Company's end of year fully diluted overhang for the 2016 Plan was 2.2%, 3.7% and 4.7%, respectively. "Fully diluted overhang" is equal to (1) the total number of equity awards outstanding (with performance-based awards reflected at "target") plus the total number of shares available for grant under equity plans, in each case as of the last day of the relevant fiscal year, divided by (2) the sum of the total common stock outstanding as of the last day of the relevant fiscal year plus the total number of equity awards outstanding (with performance-based awards reflected at "target") plus the total number of shares available for grant under our equity plans, in each case as of the last day of the relevant fiscal year.

Burn Rate

The following table provides detailed information regarding the activity related to the 2016 Plan for fiscal years 2021 through 2023. No stock options were granted during fiscal years 2021 through 2023.

	Fiscal 2021	Fiscal 2022	Fiscal 2023	3-Year Average
Time-Based Full Value Awards granted	17,244	23,461	23,732	21,479
Performance-based Full Value Awards Granted (at "Maximum")	44,451	42,905	46,324	44,560
Performance-based Full Value Awards Earned	38,302	—	—	12,767
Total	88,715	55,340	59,417	67,824
Weighted-average common shares outstanding (Basic) (in 000s)	13,698	13,668	13,578	13,648
Gross burn rate[1]	0.6 %	0.4 %	0.4 %	0.5 %

[1] Gross burn rate is calculated as (i) the total number of equity awards granted during the applicable year (with performance-based awards counted at "maximum" levels), divided by (ii) the weighted average common shares outstanding for the applicable year.

Key Plan Features

The Amended and Restated Plan includes provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices including:

a.   *No Repricing Without Stockholder Approval*. The Amended and Restated Plan prohibits the repricing of Options and SARs and the cancellation of any outstanding Options or SARs that have an exercise or strike price greater than the then-current fair market value of our common stock in exchange for cash or other Awards without prior stockholder approval.

b.   *Stockholder Approval Required for Increase to Share Reserve*. The Amended and Restated Plan authorizes a fixed number of shares, so that stockholder approval is required to issue any additional shares, allowing our stockholders to have direct input on our equity compensation programs.

c.   *Reasonable Limit on Full Value Awards*. For purposes of calculating the shares that remain available for issuance under the Amended and Restated Plan, grants of Options and SARs will be counted as the grant of one share for each one share actually granted, as described above. However, to protect our stockholders from potentially greater dilutive effect of Full Value Awards, all grants of Full Value Awards will be counted against the Amended and Restated Plan's share reserve as 3 shares for each share subject to Full Value Awards.

d.   *No Liberal Share Recycling*. In general, when Awards granted under the Amended and Restated Plan lapse or are canceled, the shares reserved for those Awards will be returned to the share reserve and be available for future Awards. However, the following shares will not be returned to the share reserve under the Amended and Restated Plan: (1) shares of common stock that are delivered by the grantee or withheld by us as payment of the exercise price in connection with the exercise of an option or payment of the tax withholding obligation in connection with any Award; (2) shares purchased on the open market with the cash proceeds from the exercise of options; and (3) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on its exercise.

e.   *Minimum Vesting Requirements*. Subject to certain exceptions as provided in the Amended and Restated Plan and further described below, Awards under the 2016 Plan are subject to certain minimum vesting requirements.

f.   *No Liberal Change in Control Provisions*. The definition of change in control in our Amended and Restated Plan requires the consummation of an actual transaction so that no vesting acceleration benefits may occur without an actual change in control transaction occurring.

g.   *No Discounted Options or SARs*. All Options and SARs must have an exercise price equal to or greater than the fair market value of our common stock on the date the Option or SAR is granted.

h.   *No Single-Trigger Vesting of Awards for Employees.* The Amended and Restated Plan does not provide employees with any single-trigger accelerated vesting provisions for change in control.

i.   *No Tax Gross-Ups.* The Amended and Restated Plan does not provide for any tax gross-ups.

j.   *Limits on Dividends and Dividend Equivalents*. Dividends and dividend equivalents may not be paid on Awards subject to vesting conditions unless and until such conditions are met. In addition, the Amended and Restated Plan does not permit dividend equivalents to be payable with respect to Options or SARs.

k.   *Limits on Individual Awards*. The Amended and Restated Plan limits the number of shares of our common stock with respect to which certain Awards may be granted to any one Participant during any one fiscal year. The Amended and Restated Plan also provides for a limit on the aggregate amount of equity compensation that may be awarded to any one non-employee director during any fiscal year; provided, that the Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances.

l.   *Awards Subject to Clawback*. Awards granted under the Amended and Restated Plan will be subject to recoupment in accordance with the Company's current clawback policy (which covers cash and equity, and is described in more detail in the CD&A section of this Proxy Statement), and any clawback policy we may be required to adopt pursuant to applicable law and listing requirements, including as required by Rule 10-D under the Exchange Act, and the corresponding rules to be adopted by The Nasdaq Stock Market ("NASDAQ").

m. *Administration by Independent Committee*. The Amended and Restated Plan will be administered by the members of our Compensation Committee, all of whom are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act and "independent" within the meaning of the NASDAQ listing standards.

STOCKHOLDER APPROVAL REQUIREMENT

In general, stockholder approval of the Amended and Restated Plan will implement the changes outlined above while (1) complying with the terms of the 2016 Plan regarding amendments, (2) meeting the stockholder approval requirements of NASDAQ, and (3) preserving our ability to grant stock options under the Amended and Restated Plan that are intended to qualify as ISOs. If the Amended and Restated Plan is not approved by our stockholders, the 2016 Plan will continue in full force and effect, and we may continue to grant awards under the 2016 Plan, subject to its terms, conditions and limitations, using the shares available for issuance thereunder.

Description of the Amended and Restated Plan

The following is a summary of the principal features of the Amended and Restated Plan. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Amended and Restated Plan, a copy of which is attached to this Proxy Statement as Appendix A and which may be accessed from the SEC's website at *www.sec.gov*. Capitalized terms used but not defined herein shall have the meanings set forth in the 2016 Plan.

Purpose. The purposes of the Amended and Restated Plan are to attract and retain the best caliber personnel available for positions of substantial responsibility, to provide additional incentive to Participants and to optimize the profitability and growth of the Company through incentives that are consistent with the Company's goals and that link the goals of the Participants in the Amended and Restated Plan to those of the Company's stockholders.

Types of Awards. The Amended and Restated Plan permits the grant of the following types of incentive awards: Options (both "ISOs" and "Nonqualified Stock Options"), SARs, Restricted Stock, Restricted Stock Units ("RSUs"), Performance Shares, Performance Units, Other Stock-Based Awards and Dividend Equivalents.

Shares Available for Awards

a. If this proposal is approved, the Amended and Restated Plan will provide for the issuance of an additional 1,000,000 shares of our common stock over the existing share reserve under the 2016 Plan. Accordingly, when the new share request is added to the shares previously authorized under the 2016 Plan, the Amended and Restated Plan will authorize the issuance of up to 2,000,000 shares. The shares to be issued pursuant to Awards under the Amended and Restated Plan may be authorized but unissued shares or treasury shares.

b. Under the terms of the Amended and Restated Plan, the shares available for issuance may be used for all types of awards under a fungible pool formula. Pursuant to this fungible pool formula, for purposes of determining the number of shares available for Awards under the Amended and Restated Plan, Awards of Options and SARs are counted as one (1) share used for each Option or SAR awarded. Full Value Awards are counted as three (3) shares used for each share to be issued with respect to a Full Value Award.

c. In addition, the Amended and Restated Plan provides that no more than 2,000,000 shares may be issued pursuant to ISOs granted under the Amended and Restated Plan.

d. If any Award lapses, expires, terminates or is canceled or settled in cash (in whole or in part), the shares subject to such Award shall, to the extent of such lapsing, expiration, termination, cancellation or cash settlement, not be treated as having been issued under the Amended and Restated Plan and shall again be available for issuance of Awards under the Amended and Restated Plan. Any shares subject to a Full Value Award that are forfeited by a Participant or repurchased by the Company at the same price paid by the Participant so that such shares are returned to the Company shall not be treated as having been issued under the Amended and Restated Plan and shall again be available for issuance of Awards under the Amended and Restated Plan. However, the following shares will not be returned to the share reserve under the Amended and Restated Plan: (1) shares of common stock that are delivered by the grantee or withheld by us as payment of the exercise price in connection with the exercise of an option or payment of the tax withholding obligation in connection with any Award; (2) shares purchased on the open market with the cash proceeds from the exercise of options; and (3) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on its exercise.

e. Any shares subject to an Award that again become available for issuance under the Amended and Restated Plan pursuant to its terms will be added back to the share reserve as (i) one (1) share for every one (1) share subject to an Option or SAR, and (ii) three (3) shares for every one (1) share subject to a Full Value Award.

Administration. Unless otherwise determined by the Board, the Amended and Restated Plan will be administered by the Compensation Committee. Subject to the provisions of the Amended and Restated Plan and the authority of the Board, the Compensation Committee has the authority to: (1) select the persons to whom Awards are to be granted, (2) determine whether and to what extent Awards are to be granted, (3) determine the size and type of Awards, (4) approve forms of agreement for use under the Amended and Restated Plan, (5) determine the terms and conditions applicable to Awards, (6) establish performance measures for any performance period and determine whether such measures were satisfied, (7) amend any outstanding Award in the event of termination of Continuous Service (as defined in the Amended and Restated Plan) or a Change in Control (as defined in the Amended and Restated Plan), (8) construe and interpret the Amended and Restated Plan and any Award Agreement and apply its provisions and (9) subject to certain limitations, take any other actions deemed necessary or advisable for the administration of the Amended and Restated Plan. Subject to the power of the Compensation Committee to administer the Amended and Restated Plan, all decisions, interpretations and other actions of the Compensation Committee shall be final and binding on all holders of Awards or rights and on all persons deriving their rights therefrom. Subject to applicable law, the Board or the Compensation Committee may further delegate the authority to administer the Amended and Restated Plan to one or more officers, provided that such officers may not be delegated the authority to administer the Amended and Restated Plan with respect to non-employee directors or officers subject to Section 16 of the Exchange Act.

Eligibility. The Amended and Restated Plan provides that Awards may be granted to Participants as identified by the Compensation Committee, except that ISOs may be granted only to employees. As of October 5, 2023, we have 64 employees and 10 non-employee directors, all of whom would have been eligible to participate in the Amended and Restated Plan had it been in effect on such date. While approximately 34 consultants as of December 31, 2022 would have been eligible to participate in the Amended and Restated Plan had it been in effect on such date, none of these consultants has been identified as prospective Participants in the Amended and Restated Plan because the Company did not grant Awards to such consultants (and typically does not grant Awards to consultants).

Terms and Conditions of Awards

Each Award granted under the Amended and Restated Plan will be evidenced by an Award Agreement between the Participant and the Company that will specify the terms of the Award consistent with the Amended and Restated Plan and such other terms and conditions as the Compensation Committee shall determine.

Stock Options.

a. *Exercise Price*. The Compensation Committee sets the exercise price for the shares subject to each Option, provided that the exercise price cannot be less than 100% of the fair market value of the Company's common stock on the Option grant date. In addition, the exercise price of an ISO must be at least 110% of fair market value if, on the grant date, the Participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its subsidiaries (a "10% Stockholder"). The fair market value of a share of our common stock under the Amended and Restated Plan is generally the closing price per share on the date of determination as reported on the NASDAQ. On September 1, 2023, the closing price per share of our common stock was $210.80.

b. *Form of Consideration*. The means of payment for shares issued upon exercise of an Option will be specified in each Option agreement. Payment generally may be made by cash, other shares of common stock owned by the Participant, a broker sale, any other method permitted by the Compensation Committee, or by a combination of the foregoing.

c. *Exercise of the Option; Term*. Each Award Agreement will specify the term of the Option and the date when the Option is to become exercisable, provided that, except for Options granted to a non-employee director or a consultant, or as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition (as defined in the Amended and Restated Plan), no Option may be exercisable prior to one (1) year from the date of grant. The Amended and Restated Plan provides that in no event shall an Option granted under the Amended and Restated Plan be exercised more than ten (10) years after the date of grant. Moreover, in the case of an ISO granted to a 10% Stockholder, the term of the Option shall be for no more than five (5) years from the date of grant.

d. *Termination of Employment*. If an option holder's employment terminates for any reason (including death or permanent disability), all Options held by such option holder under the Amended and Restated Plan will expire upon the earlier of (i) such period of time as is set forth in his or her Award Agreement or (ii) the expiration date of the Option. The option holder may exercise all or part of his or her Option at any time before such expiration to the extent that such Option was exercisable at the time of termination of employment.

SARs.

     a.   *Exercise Price*. The Compensation Committee sets the exercise price for the shares subject to each SAR, provided that the exercise price cannot be less than 100% of the fair market value of the Company's common stock on the SAR grant date. The Compensation Committee, subject to the provisions of the Amended and Restated Plan, shall have the discretion to determine the terms and conditions of SARs granted under the Amended and Restated Plan.

     b.   *Term*. Each Award Agreement will specify the term of the SAR and the date when the SAR is to become exercisable, provided that except for Awards to non-employee directors or consultants or as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition, no SAR may be exercisable prior to one (1) year from the date of grant. SARs granted under the Amended and Restated Plan will expire as determined by the Compensation Committee, but in no event later than ten (10) years from the date of grant.

     c.   *Payment*. Upon exercise of a SAR, the holder of the SAR will be entitled to receive payment in an amount equal to the product of (i) the difference between the fair market value of a share on the date of exercise and the exercise price and (ii) the number of shares for which the SAR is exercised. At the discretion of the Compensation Committee, payment to the holder of a SAR may be in cash, shares of common stock or a combination thereof.

Restricted Stock, Performance Shares and Restricted Stock Units.

     a.   The Compensation Committee will have the discretion to determine (i) the number of shares subject to a Restricted Stock or RSU Award granted to any Participant and (ii) the conditions for vesting that must be satisfied, provided that there shall be a minimum vesting period of one (1) year for Participants other than non-employee directors and consultants or as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition.

     b.   The Compensation Committee will have complete discretion to determine (i) the number of shares subject to a Performance Share Award and (ii) the conditions that must be satisfied for grant or for vesting, provided that there shall be a minimum vesting period of one (1) year for Participants other than non-employee directors and consultants or as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition.

     c.   Dividends and dividend equivalents may not be paid on Restricted Stock or RSU Awards or Performance Share Awards subject to vesting conditions unless and until such conditions are met.

Other Stock-Based Awards.

     a.   The Compensation Committee may also grant Other Stock-Based Awards that may include, without limitation, grants of shares based on attainment of performance goals, payment of shares as a bonus in lieu of cash based on attainment of performance goals, and the payment of shares in lieu of cash under other Company incentive, bonus or compensation programs. The Compensation Committee will have the discretion to determine the conditions for vesting of any such Award, provided that, except for Awards to directors and consultants or as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition, there shall be a minimum vesting period of one (1) year, provided that an Award for payment of shares in lieu of cash under other Company incentive, bonus or compensation programs shall not be subject to a minimum vesting period.

     b.   Dividend equivalents may not be paid on Other Stock-Based Awards subject to vesting conditions unless and until such conditions are met.

Performance Unit Awards.

  Performance Units are similar to Performance Shares, except that they may include cash-valued unit awards that may be settled in shares, cash or a combination of the two. The shares available for issuance under the Amended and Restated Plan will not be diminished as a result of the settlement of a Performance Unit in cash. Each Performance Unit grant will be evidenced by an Award Agreement that will specify such terms and conditions as may be determined at the discretion of the Compensation Committee, provided that there shall be a minimum vesting period of one (1) year for Participants other than non-employee directors and consultants or as specified in an Award Agreement upon a termination of employment or a Change in Control or Subsidiary Disposition.

Dividend Equivalents.

     a.   The Award Agreements for Full Value Awards may include provision for the payment or accumulation of the amount of dividends that would otherwise be paid with respect to the number of shares covered by the Award as if they were issued and outstanding ("Dividend Equivalents").

b.   Dividend Equivalents may be paid in cash and/or shares as and when the dividends are paid with respect to the Company's common stock or they may be accumulated and paid, with or without interest, at such time as may be provided for in the Award Agreement.

c.   Dividends and dividend equivalents may not be paid on Awards subject to vesting conditions unless and until such conditions are met.

d.   No Dividend Equivalents may be paid or accumulated in connection with an Option or SAR Award.

Performance Measures.   The performance objectives to be used for performance-based Awards granted under the Amended and Restated Plan may include, but shall not be limited to, the following measures: total shareholder return, stock price, net customer sales, volume, gross profit, gross margin, operating profit, operating margin, management profit, earnings from continuing operations (including derivatives thereof before interest, taxes, depreciation and/or amortization), earnings per share from continuing operations, net operating profit after tax, net earnings, net earnings per share, brand contribution to earnings, return on assets, return on investment, return on equity, return on invested capital, cost of capital, average capital employed, cash value added, economic value added, cash flow, cash flow from operations, working capital, working capital as a percentage of net customer sales, asset growth, asset turnover, market share, customer satisfaction, and employee satisfaction. The targeted level or levels of performance with respect to the performance measures may be established at such levels and on such terms as the Compensation Committee may determine, in its discretion, on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries, business segments or functions, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies. Unless otherwise determined by the Compensation Committee, measurement of the performance measures above shall exclude the impact of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, as well as the cumulative effects of tax or accounting changes, each as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other filings with the SEC. Awards may also be based on these or such other performance measures as the Compensation Committee may determine.

Individual Award Limits.   No Participant may be granted Options and SARs under the Amended and Restated Plan with respect to more than 75,000 shares in any one calendar year period, provided that such limit is increased to 150,000 shares for a Participant during the year following his or her date of hire. No Participant may be granted Awards of Restricted Stock, RSUs, Performance Shares, Performance Units or Other Stock-Based Awards with respect to more than 60,000 shares in any one calendar year period, provided that such limit is increased to 120,000 shares for a Participant during the year following his or her date of hire. The maximum aggregate cash compensation that can be paid pursuant to Performance Units providing for a cash value award rather than a share-based award in any one fiscal year to any one Participant shall be $2,500,000.

Director Compensation Limits.   The aggregate grant date fair value of Awards granted to non-employee directors in any fiscal year of the Company for service as a non-employee director may not exceed $300,000; provided that (i) the maximum amount shall be $600,000 in the year in which a non-employee director commences service on the Board; and (ii) the limitation shall not apply to Awards made pursuant to an election to receive the Award in lieu of all or a portion of cash compensation received for service on the Board or any committee of the Board. The Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Board may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Transferability of Awards.   An Award granted under the Amended and Restated Plan which is an ISO may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. Other Awards will be transferable to the extent provided in the Award, except that no Award may be transferred for consideration.

Effect of Certain Corporate Transactions

a.   In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the shares of our common stock, such adjustment shall be made in the number and kind of shares that may be delivered under the Amended and Restated Plan, the individual Award limits set forth in the Amended and Restated Plan, and, with respect to outstanding Awards, in the number and kind of shares subject to outstanding Awards, the exercise price, grant price or other price of shares subject to outstanding Awards, any performance conditions relating to shares, the market price of shares, or per share results, and other terms and conditions of outstanding Awards, as may be determined to be appropriate and equitable by the Compensation Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that, unless otherwise determined by the Compensation Committee, the number of shares subject to any Award shall always be rounded down to a whole number. Any such adjustment shall be made by the Compensation Committee, whose determination shall be conclusive.

     b.   In the event of a Change in Control, if the successor corporation does not assume the Awards or substitute equivalent Awards, such Awards shall become fully vested and exercisable. In this event, performance-based Awards will vest on a pro-rata monthly basis based on the performance level attained as of the date of the Change in Control, if determinable, or at the target level, if not determinable. In such event, the Compensation Committee shall notify the Participant that each Award subject to exercise is fully exercisable. The Compensation Committee may, in its sole discretion, provide that all outstanding Options and SARs shall be terminated upon the effectiveness of a Change in Control and provide each Participant an amount in cash equal to the excess of the fair market value of a share immediately prior to the effectiveness of a Change in Control over the Option exercise price or the SAR grant price, or the Compensation Committee may cancel or terminate Options or SARs without payment if the fair market value of a share as of the effective date of a Change of Control is less than the Option exercise price or SAR grant price per share. In the event of a Subsidiary Disposition, the Compensation Committee may, in its sole discretion, provide for the automatic full vesting of Awards only with respect to those Participants who are, at the time of the Subsidiary Disposition, engaged primarily in Continuous Service with the Subsidiary involved in such Subsidiary Disposition.

     c.   All of the share numbers in this proposal are subject to adjustment under the Amended and Restated Plan as described above.

No Repricing Without Stockholder Approval. The Amended and Restated Plan prohibits the repricing of Options and SARs and the cancellation of any outstanding Options or SARs that have an exercise or strike price greater than the then-current fair market value of our common stock in exchange for cash or other Awards without prior stockholder approval.

Clawback. All Awards granted under the Amended and Restated Plan will be subject to recoupment in accordance with the Company's existing clawback policy (which covers cash and equity, and is described in more detail in the CD&A section of this Proxy Statement), and any clawback policy we may be required to adopt pursuant to applicable law and listing requirements, including as required by Rule 10-D under the Exchange Act, and the corresponding rules to be adopted by the NASDAQ.

Amendment and Termination of the Amended and Restated Plan. The Board or the Compensation Committee may amend, suspend or terminate the Amended and Restated Plan at any time; provided, however, that stockholder approval is required for any amendment to the extent required by applicable laws. In addition, no amendment, suspension or termination may adversely impact an Award previously granted without the consent of the Participant to whom such Award was granted unless required by applicable law. The Amended and Restated Plan will be in effect until terminated by the Board or the Compensation Committee. No ISOs may be granted under the Amended and Restated Plan after the tenth (10th) anniversary of the date on which the Amended and Restated Plan was approved by the Board.

Securities Laws

The Amended and Restated Plan is intended to comply with all provisions of the Securities Act of 1933, as amended, and the Exchange Act, and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3.

U.S. Federal Income Tax Consequences

The following paragraphs are a summary of the material U.S. federal income tax consequences associated with certain Award types to be granted under the Amended and Restated Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a Participant's death, or the provisions of the income tax laws of any municipality, state or foreign country in which the Participant may reside.

ISOs. No taxable income is recognized by a Participant when an ISO is granted or exercised, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the Participant to the alternative minimum tax. If the Participant exercises the ISO and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price generally will be taxed as long-term capital gain or loss. If these holding periods are not satisfied, the ISO will generally be treated for tax purposes as a nonqualified stock option as described below. The Participant will recognize ordinary income at the time of sale or other disposition equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the ISO exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be treated as long-term or short-term capital gain or loss, depending on the holding period.

NSOs. No taxable income is recognized when a NSO is granted to a Participant. Upon exercise, the Participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the exercise date over the exercise price. Any taxable income recognized in connection with the exercise of a NSO by a Participant is subject to tax withholding by the Company. Any additional gain or loss recognized upon later disposition of the shares is capital gain or loss, which may be long-term or short-term capital gain or loss depending on the holding period.

SARs. No taxable income is recognized when a SAR is granted to a Participant. Upon exercise, the Participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon later disposition of the shares is capital gain or loss, which may be long-term or short-term capital gain or loss depending on the holding period.

Other Awards. A Participant generally will not have taxable income upon grant of Restricted Stock, RSUs, Performance Shares, Performance Units, Dividend Equivalents or Other Stock-Based Awards that are subject to vesting provisions. Instead, the Participant will usually recognize ordinary income at the time of vesting equal to the fair market value (on the vesting date) of the shares or cash received minus any amount paid. RSUs, Performance Units or Other Stock-Based Awards settled in stock may not be taxable until the settlement date if the award otherwise complies with the requirements for deferral of taxation under applicable tax laws. However, the recipient of an Award of shares that are subject to a risk of forfeiture, such as an Award of Restricted Stock or Performance Shares under the Amended and Restated Plan, may make an election under Section 83(b) of the Code to be taxed with respect to the Award as of the date of transfer of the shares subject to the Award rather than the date or dates upon which the shares are no longer subject to a substantial risk of forfeiture and the Participant would otherwise be taxable under Section 83 of the Code.

Company Tax Treatment. The Company generally will be entitled to a tax deduction in connection with an Award under the Amended and Restated Plan in an amount equal to the ordinary income realized by a Participant and at the time the Participant recognizes such income (for example, the exercise of a NSO, early disposition of an ISO or upon vesting of a Full Value Award that is not otherwise subject to deferred taxation.) For ISOs, the Company will not be entitled to a tax deduction unless the Participant makes an early disposition of the shares acquired upon exercise of the ISO as discussed above. Special rules limit the deductibility of compensation paid to the chief executive officer and to each of the next four most highly compensated executive officers. Under Section 162(m) of the Code, in general, income tax deductions of publicly-traded companies may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid in 1994 and thereafter) for certain "covered employees" exceeds $1 million in any one taxable year. As a result, we will not be able to take a deduction for any compensation in excess of $1 million that is paid to a covered employee. There is no guarantee that we will be able to take a deduction for any compensation in excess of $1 million that is paid to a covered employee under the 2016 Plan or the Amended and Restated Plan.

New Plan Benefits

Except as described in this paragraph with respect to our non-employee directors, the Company cannot currently determine the benefits or number of shares subject to awards that may be granted in the future to Participants under the Amended and Restated Plan. We do not presently have any current plans, proposals or arrangements, written or otherwise, to issue Awards with respect to any of the newly available authorized shares under the Amended and Restated Plan. Our non-employee directors are, however, entitled to receive annual awards of RSUs under our director compensation program, as described below under "Director Compensation."

PLAN BENEFITS

The following table presents information relating to Awards granted under the 2016 Plan through August 31, 2023 to the NEOs, all current executive officers as a group, all current non-employee directors as a group, and all non-executive officer employees as a group. The Awards included in the table consist of RSU awards, MSU awards, PSU awards and vested DPU awards granted to the individuals and groups listed below as generally described in the CD&A section under the heading, *Equity Compensation.*

Name and Principal Position	RSUs[1,2] (#)	MSUs[1] (#)	PSUs[1] (#)	DPUs (#)
Steven A. Brass *President and Chief Executive Officer*	10,711	10,711	6,797	3,977
Sara K. Hyzer *Vice President, Finance and Chief Financial Officer*	1,429	1,429	1,651	—
Jay W. Rembolt *Former Vice President, Finance, Treasurer and Chief Financial Officer*	6,554	3,957	1,526	3,193
Phenix Q. Kiamilev *Vice President, General Counsel and Corporate Secretary*	1,347	1,347	1,258	—
Jeffrey G. Lindeman *Vice President, Chief People, Culture and Capability Officer*	1,691	1,691	1,648	864
Patricia Q. Olsem *Division President, Americas*	4,094	4,094	2,643	1,529
Executive Officer Group	25,826	23,229	15,523	9,563
Non-Employee Director Group / Nominees for Election as Director Group	41,444	N/A	N/A	N/A
Associates of any Directors, Executive Officers or Nominees for Election as Director	N/A	N/A	N/A	N/A
Each Other Person Who Received or is to Receive 5% of the Options, Warrants or Rights under the 2016 Plan	N/A	N/A	N/A	N/A
Non-Executive Officer Employee Group	64,099	58,230	44,619	56,341

[1]   The RSUs, MSUs and PSUs reflected in the table above are based on the target number of shares underlying such Awards at the date of grant. MSU awards may be eligible to vest at 200% of "target" levels at "maximum" performance and PSU awards may be eligible to vest at 100% of "target" levels.

[2]   The table above does not reflect the awards to be granted on the date of the annual meeting to our non-employee directors pursuant to the Director Compensation Program for fiscal year 2024.

Vote Required

The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on this proposal is required to approve the Amended and Restated Plan. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will have the same effect as a vote against this proposal. Broker non-votes will also be counted for purposes of determining the presence or absence of a quorum and will have no effect on the outcome of this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPANY'S AMENDED AND RESTATED 2016 STOCK INCENTIVE PLAN.

ITEM NO. 5

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm ("auditor") of the Company to audit the consolidated financial statements of the Company for fiscal year 2024. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new auditor at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PwC, the Audit Committee may reconsider its selection.

A majority of the votes of the common stock present or represented at the annual meeting is required for approval. Broker non-votes will be voted in favor of approval. PwC acted as the Company's auditor during the past fiscal year and, unless the Audit Committee appoints a new auditor, PwC will continue to act in such capacity during the current fiscal year. It is anticipated that a representative of PwC will attend the annual meeting, and such representative will have an opportunity to make a statement and be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PWC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING AUGUST 31, 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning those stockholders known to the Company to be the beneficial owners of more than 5% of the common stock of the Company and, based on information furnished by them, such stockholders have sole voting and investment power with respect to their shares, except as otherwise noted:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership^	Percent of Class†
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	2,093,278 [1]	15.44 %
APG Asset Management N.V. Gustav Mahlerplein 3, 1082 MS Amsterdam, P7 00000 Netherlands	1,635,313 [2]	12.06 %
Vanguard Group, Inc. P.O. Box 2600 - V26 Valley Forge, PA 19482	1,621,441 [3]	11.96 %
Neuberger Berman Group LLC 1290 Avenue of the Americas New York, NY 10104	734,400 [4]	5.42 %

^ *Beneficial ownership information is based on reports as of June 30, 2023 filed on Form 13F with the SEC. Such information is unavailable as of October 16, 2023.*

† *Based on 13,556,684 shares of common stock outstanding as of the close of business on October 16, 2023.*

[1] *BlackRock, Inc. ("BlackRock") reported that these shares are managed by 15 investment management subsidiaries and disclaims investment discretion over such shares. A summary of investment discretion and voting authority of shares reported for certain subsidiaries is as follows:*

Investment Management Subsidiary	Investment Discretion	Voting Authority	
	Sole	Sole	None
BlackRock Fund Advisors	1,586,513	1,586,513	
BlackRock Investment Management, LLC	42,574	42,574	
BlackRock Advisors LLC	27,907	27,907	
BlackRock Asset Management Ireland Limited	21,496	21,496	
7 other BlackRock subsidiaries (each holding fewer than 3,000 shares)	13,268	10,783	2,485
BlackRock Institutional Trust Company, N.A.	372,426	353,393	19,033
BlackRock Financial Management, Inc.	7,094	3,982	3,112
BlackRock Investment Management (UK) Limited	4,618	3,378	1,240
Aperio Group, LLC	17,382	16,343	1,039

[2] *APG Asset Management N.V. reported shared investment discretion with two additional reporting managers, Stichting Pensioenfonds ABP and APG Group, and sole voting authority as to all such shares.*

[3] *The Vanguard Group, Inc. reported beneficial ownership of 1,583,044 shares with sole investment discretion and no voting authority, 21,835 shares held by Vanguard Fiduciary Trust Co. with shared investment discretion and shared voting authority, 13,965 shares held by Vanguard Global Advisers, LLC with shared investment discretion and no voting authority, and 2,597 shares held by Vanguard Investments Australia, Ltd. with shared investment and shared voting authority.*

[4] *Neuberger Berman Investment Advisers LLC reported shared investment discretion with respect to 732,558 shares (of which 723,100 shares were subject to sole voting authority and no voting authority with respect to 9,458 shares) and sole investment discretion with respect to 1,842 shares (of which 1,792 shares were subject to sole voting authority and no voting authority with respect to 50 shares).*

The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock, as of October 16, 2023, by (i) each current director (each a director nominee) and NEO, and (ii) all current directors, NEOs, and other executive officers as a group:

Name of Beneficial Owner	Shares and Nature of Beneficial Ownership[1]	
	Number	Percent of Class[†]
Steven A. Brass	20,984 [2]	*
Sara K. Hyzer	2,642 [3]	*
Phenix Q. Kiamilev	2,308 [4]	*
Jeffrey G. Lindeman	3,041 [5]	*
Patricia Q. Olsem	5,785 [6]	*
Cynthia B. Burks	480 [7]	*
Daniel T. Carter	5,394 [7]	*
Eric P. Etchart	6,532 [8]	*
Lara L. Lee	1,080 [7]	*
Edward O. Magee, Jr.	973 [9]	*
Trevor I. Mihalik	2,834 [10]	*
Graciela I. Monteagudo	1,450 [7]	*
David B. Pendarvis	4,200 [7]	*
Gregory A. Sandfort	18,822 [11]	*
Anne G. Saunders	1,940 [7]	*
All current directors, NEOs, and other executive officer(s) of the Company, as a group (16 persons)	87,919 [12]	*

*   *Less than 1%.*

†   *Based on 13,556,684 shares of common stock outstanding as of the close of business on October 16, 2023.*

[1]   *All shares owned directly unless otherwise indicated.*

[2]   *Mr. Brass' total includes: (i) the right to receive 108 shares upon settlement of vested deferred performance units ("DPUs") upon termination of employment, (ii) 10,008 unvested restricted stock units ("RSUs"), of which 2,508 are subject to vesting within 60 days of October 16, 2023, and (iii) 1,776 shares held in the WD-40 Company Profit Sharing / 401(k) Plan ("401(k) Plan").*

[3]   *Ms. Hyzer's total includes: (i) 2,349 unvested RSUs, of which 481 are subject to vesting within 60 days, and (ii) 168 shares held in the 401(k) Plan.*

[4]   *Ms. Kiamilev's total includes: (i) 1,960 unvested RSUs, of which 453 are subject to vesting within 60 days, and (ii) 224 shares held in the 401(k) Plan.*

[5]   *Mr. Lindeman's total includes: (i) 1,798 unvested RSUs, of which 428 are subject to vesting within 60 days, and (ii) 543 shares held in the 401(k) Plan.*

[6]   *Ms. Olsem's total includes: (i) the right to receive 89 shares upon settlement of vested DPUs upon termination of employment and (ii) 2,834 unvested RSUs, of which 906 are subject to vesting within 60 days. Ms. Olsem holds direct ownership of 539 shares of restricted common stock, which may not be transferred or sold until termination of service as an employee of the Company. The 2007 Olsem Family Trust, which she shares investment discretion and voting authority with her spouse, holds beneficial ownership of 5,246 shares.*

[7]   *Shares shown represent the right to receive all such shares upon settlement of vested RSUs upon termination of service as a director of the Company,*

[8]   *Mr. Etchart has the right to receive 5,032 shares upon settlement of vested RSUs upon termination of service as a director of the Company.*

[9]   *Mr. Magee has the right to receive 917 shares upon settlement of vested RSUs upon termination of service as a director of the Company.*

[10]   *Mr. Mihalik has the right to receive 2,532 shares upon settlement of vested RSUs upon termination of service as a director of the Company.*

[11] *Mr. Sandfort has the right to receive 13,468 shares upon settlement of vested RSUs upon termination of service as a director of the Company.*

[12] *Total includes the rights of directors, NEOs, and other executive officer(s) to receive a total of 21,949 shares upon settlement of vested RSUs upon termination of service as a director of the Company, the rights of executive officers to receive a total of 477 shares upon settlement of vested DPUs upon termination of employment, the rights of executive officers to receive a total of 5,253 shares within 60 days upon vesting of RSUs, and a total of 2,711 shares directly held by executive officers in the Company's 401(k) Plan.*

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's stock, to file with the SEC initial reports of stock ownership and reports of changes in stock ownership. Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the last fiscal year and written representations that no other reports were required, except as described below, all Section 16(a) requirements were complied with by all persons required to report with respect to the Company's equity securities during the last fiscal year.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We remain committed to managing the Company for the benefit of our stockholders and maintaining good corporate governance practices. Accordingly, we maintain the following corporate governance practices, among others, to enhance the Company's reputation for integrity and serving our stockholders responsibly:

- Annual election of all directors with majority voting requirement
- Governance guidelines for independent director leadership, including overboarding policy and other best governance practices
- Annual performance evaluations for board, committees and directors
- 10 of 11 director nominees are independent, except for CEO and President
- Anonymous reporting via whistleblower hotline and quarterly reporting of any activity presented to Audit Committee
- Corporate Governance Guidelines restrict directors from serving on more than a total of four public company boards
- Executive sessions of independent directors held at each regularly scheduled board meeting
- Annual consideration of succession planning for the board, the CEO, and senior management
- Company prohibits pledging and hedging of Company stock by directors
- Equity grants received by directors must be held until board service ends
- Non-employee Chair of the Board, who is separate from and independent of CEO
- In fiscal 2023, a director, who self-identifies as a female and as an individual from an underrepresented community was elected, resulting in a total of 4 females (36%) on the Board
- In fiscal 2023, a female CFO was appointed, resulting in a total of three female executive officers (43%) on the executive team as of her date of appointment

BOARD LEADERSHIP AND RISK OVERSIGHT

Board Leadership

The Corporate Governance Committee evaluates the Board's leadership structure and makes its recommendation to the Board. In 2022, the Board determined that board oversight of and attention to the Company's current strategic initiatives are better served by having a non-employee chair provide primary leadership at meetings of the Board and for the non-employee chair to serve as a liaison between the Board and executive management. Furthermore, the Board believes that

separation of the principal executive officer and the board chair position is currently more appropriate for the Company given the size of the Board and the continued need for the principal executive officer's focus and flexibility to implement strategic directives and execute overall management responsibilities. As an independent director, the non-employee chair can provide leadership to the Board without perceived or actual conflicts associated with individual and collective interests of management. Following the 2022 annual meeting, the Board elected a non-employee independent chair, Gregory A. Sandfort, to lead the Board and, following the 2023 annual meeting, the Board expects to do so again.

Corporate Governance Guidelines provide for, under appropriate circumstances, the designation of the principal executive officer to serve as board chair and for the designation of a lead independent director to ensure the most effective board governance when the principal executive officer is also serving as board chair. The Board's determination as to whether having an independent director serve as board chair is in the best interests of the Company remains subject to annual review.

Board Role in Risk Oversight

Risk oversight is undertaken by the Board as a whole, but various Board Committees are charged with reviewing and reporting on business and management risks included within the purview of each Committee's responsibilities. The Compensation Committee considers risks associated with the Company's compensation policies and practices, with particular focus on the cash incentive compensation and equity awards offered to the Company's executive officers and the performance metrics to best align the interests of management with those of the Company. The Audit Committee considers risks associated with financial reporting and internal control, including ethics and compliance program risks. The Audit Committee also reviews the appropriateness of the Company's insurance programs. The Finance Committee considers risks associated with the Company's financial management and investment activities, acquisition-related risks and Employee Retirement Income Security Act of 1974 plan oversight. The Board and the Committees receive periodic reports from management employees having responsibility for the management of particular areas of risk, including risks related to systems integrity and disaster recovery of primary information technology systems, and supply chain risks associated with disruptive events. The CEO is responsible for overall risk management and provides input to the Board with respect to the Company's enterprise risk management program and is responsive to the Board in carrying out its risk oversight role.

Compensation Risk Assessment

In addition to oversight of compensation-related risk by the Compensation Committee, the Company's management has undertaken an annual assessment of the Company's compensation policies and practices and strategic business initiatives to determine whether any of these policies or practices, as well as any compensation plan design features, including those applicable to the executive officers, are reasonably likely to have a material adverse effect on the Company. Based on this review, management has concluded that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion is based primarily on the fact that the incentives underlying the Company's compensation plan design features provide balance among increased profitability, long-term growth, and longer-term stockholder returns. Management has discussed these findings with the Compensation Committee.

In addition, we have adopted a clawback policy that enables us to recover cash and equity incentive compensation awards in the event of a restatement of our financial results.

Cybersecurity Risk Assessment

The Audit Committee oversees cybersecurity risk and mitigation strategies of the Company. The Company's Chief Financial Officer works with our Vice President of Information Technology ("IT") and regional IT members to lead our enterprise-wide information security program and manage our Cybersecurity Incident Response Plan ("CIRP"). Managing cybersecurity risk is part of the Company's enterprise risk management and business continuity processes. Accordingly, our cybersecurity risk management program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats, and plans and strategies to address threats and incidents. Our cybersecurity risk profile as well as the status and activities of our cybersecurity program (which aligns to the industry-recognized Center for Internet Security or CIS framework) are reported annually to the Audit Committee. In addition, third-party assessments of our cybersecurity landscape are conducted regularly and shared annually with the Audit Committee. As a part of continuing education, employees are required to participate in ongoing cybersecurity awareness training, including annual mandatory cybersecurity awareness training and monthly phishing tests.

BOARD MEETINGS, COMMITTEES AND ANNUAL MEETING ATTENDANCE

The Board is charged by the stockholders with managing or directing the management of the business affairs and exercising the corporate power of the Company. The Board relies on the following standing committees to assist in carrying out the Board's responsibilities: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, and the Finance Committee. Each of the committees has a written charter approved by the Board, and each committee reviews their respective charter annually. Committee charters can be found on WD-40 Company's website at *http://investor.wd40company.com/investors/corporate-governance/overview*.

There were five meetings of the Board during the last fiscal year. Each director serving for the full fiscal year attended at least 75 percent of the aggregate of the total number of meetings of the Board and of all committees on which the director served. The Board holds an annual organizational meeting on the date of the annual meeting. Pursuant to our Corporate Governance Guidelines, directors are expected to attend the annual meeting. At the last annual meeting, all of the prior year director nominees were present.

EQUITY HOLDING REQUIREMENT FOR DIRECTORS

As of the end of fiscal 2023, all RSU awards to non-employee directors, including both non-elective grants and RSU awards granted pursuant to the annual elections of the directors to receive RSUs in lieu of all or part of their base annual fee, provide for immediate vesting but are not settled in shares of the Company's common stock until termination of each director's service as a director. The number of shares to be issued to each non-employee director upon termination of service is disclosed in the footnotes to the 3rd table under the heading, *Security Ownership of Certain Beneficial Owners and Management*.

INSIDER TRADING POLICY – PROHIBITED TRADING TRANSACTIONS

The Company maintains an insider trading policy, including transaction pre-approval requirements, applicable to its officers and directors required to report changes in beneficial ownership of the Company's common stock under Section 16 of the Exchange Act. Certain other employees who have significant management or financial reporting responsibilities and may have access to material non-public information concerning the Company are also subject to pre-approval requirements before trading.

The Company's insider trading policy requires pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act ("10b5-1 Trading Plan"). To avoid the potential for abuse, the Company's policy with respect to such trading plans is that, once adopted, trading plans may not be changed or canceled without the General Counsel's approval. Any approved change or cancellation of a trading plan adopted by an executive officer, director or employee covered by the Company's insider trading policy may result in the Company's refusal to approve future trading plan requests for that person. In fiscal year 2023, Patricia Q. Olsem, an NEO, adopted a 10b5-1 Trading Plan, which terminated in accordance with its terms after all trades executed under all orders.

The insider trading policy also includes a prohibition on certain hedging and transactions involving the potential for abuse. Pursuant to the insider trading policy, covered officers, directors and employees may not engage in the following transactions involving the Company's publicly traded securities:

• Short sale transactions	• Hedging transactions
• Transactions in publicly traded options or derivatives	• Pledges or margin account borrowing

COMMUNICATIONS WITH THE BOARD

Stockholders and other interested parties may send communications to the Board by submitting a letter addressed to: WD-40 Company, Corporate Secretary, 9715 Businesspark Avenue, San Diego, CA 92131.

The Board has instructed the Corporate Secretary to review and forward such communications to the Board Chair. The Board has also instructed the Corporate Secretary to exercise his or her discretion, to not forward to the Board Chair any communication which is deemed of a commercial or frivolous nature or inappropriate for consideration by the Board. The Corporate Secretary may also forward the communication to another department within the Company to facilitate an appropriate response.

DIRECTOR COMPENSATION

Compensation for non-employee directors is set by the Board upon the recommendation of the Corporate Governance Committee. The Corporate Governance Committee conducts a biennial review of non-employee director compensation, and in October 2021, such review included consideration of a survey of director compensation for the same peer group of companies used by the Compensation Committee for the assessment of executive compensation. For fiscal year 2023, non-employee directors received compensation for services as directors pursuant to the Directors' Compensation Policy and Election Plan (the "Director Compensation Policy") adopted by the Board on October 12, 2021. Pursuant to the Director Compensation Policy, non-employee directors received a base annual fee of $60,000. The lead independent director or non-employee Chair received additional annual compensation of $24,000. Non-employee directors received additional cash compensation for service on various Board Committees. The Chair of the Audit Committee received $18,000 and each other member of the Audit Committee received $10,000. The Chair of the Compensation Committee received $12,000 and each other member of the Compensation Committee received $5,000. Each Chair of the Corporate Governance Committee and the Finance Committee received $10,000 and each other member of those committees received $5,000. All such annual fees were paid in March 2023.

At the Company's 2016 annual meeting, the Company's stockholders approved the WD-40 Company 2016 Stock Incentive Plan (the "2016 Stock Incentive Plan") to authorize the issuance of stock-based compensation awards to employees as well as to directors and consultants. In addition to the fees set forth above, the Director Compensation Policy provides for an annual grant of restricted stock unit ("RSU") awards having a grant date value of approximately $80,000 to each non-employee director. Each RSU represents the right to receive one share of the Company's common stock. On December 13, 2022, each non-employee director received a non-elective RSU award covering 480 shares of the Company's common stock. Additional information regarding the RSU awards is provided in a footnote to the Director Compensation table below.

Each non-employee director may elect to receive an RSU award in lieu of all or a portion of his or her base annual fee for service as a director. The number of shares of the Company's common stock subject to each such RSU award granted to the non-employee directors equaled the elective portion of his or her base annual fee payable in RSUs divided by the fair market value of the Company's common stock as of the date of grant.

Pursuant to award agreements with non-employee directors, RSU awards are fully vested, entitled to dividend compensation equivalent to dividends declared and paid on the Company's common stock, and settled in shares of the Company's common stock upon termination of the director's service as a director of the Company.

The Company also maintains a Director Contributions Fund from which each incumbent non-employee director has the right each fiscal year to designate $6,000 in charitable contributions to be made by the Company to Section 501(c)(3) of the Code.

DIRECTOR COMPENSATION TABLE – FISCAL YEAR 2023

The following Director Compensation table provides information concerning compensation earned by each non-employee director for services rendered in fiscal year 2023. Amounts reported in the following table under Fees Earned or Paid in Cash for each director depend on the various committees that each director served as a member or as chair during the fiscal year and whether the director served as the lead independent director or non-employee chair.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Cynthia B. Burks	$ 75,000	$ 79,930	$ —	$ 154,930
Daniel T. Carter	$ 88,000	$ 79,930	$ 6,000	$ 173,930
Melissa Claassen[4]	$ 70,000	$ 79,930	$ 6,000	$ 155,930
Eric P. Etchart	$ 75,000	$ 79,930	$ 6,000	$ 160,930
Lara L. Lee	$ 75,000	$ 79,930	$ 6,000	$ 160,930
Edward O. Magee, Jr.	$ 75,000	$ 79,930	$ 6,000	$ 160,930
Trevor I. Mihalik	$ 85,000	$ 79,930	$ 6,000	$ 170,930
Graciela I. Monteagudo	$ 75,000	$ 79,930	$ 6,000	$ 160,930
David B. Pendarvis	$ 75,000	$ 79,930	$ 6,000	$ 160,930
Gregory A. Sandfort	$ 99,000	$ 79,930	$ 6,000	$ 184,930
Anne G. Saunders	$ 77,000	$ 79,930	$ 6,000	$ 162,930

[1]   Mr. Magee and Mses. Burks, Lee, Monteagudo, and Saunders elected to receive their fiscal year 2023 base annual fees of $60,000 in cash. Ms. Claassen and Messrs. Carter, Etchart, Mihalik, Pendarvis and Sandfort elected to receive RSU awards in lieu of cash for their base annual fees pursuant to elections made as permitted under the Director Compensation Policy. The number of shares underlying each director's RSU award was rounded down to the nearest whole share.

[2]   Amounts reported under Stock Awards represent the grant date fair value for non-elective RSU awards granted pursuant to the Director Compensation Policy. On December 13, 2022, each director received a non-elective RSU award covering 480 shares of the Company's common stock. The grant date fair value of approximately $80,000 equals the closing price of the Company's common stock on that the grant date, which was $166.52 multiplied by the number of shares underlying the RSU award. The number of shares underlying each director's RSU award is rounded down to the nearest whole share. Outstanding RSUs held by each director as of October 16, 2023 are reported in footnotes to Security Ownership of Certain Beneficial Owners and Management table.

[3]   Amounts represent charitable contributions made by the Company in fiscal year 2023 as designated by non-employee directors pursuant to the Company's Director Contributions Fund.

[4]   Ms. Claassen resigned from the Board effective June 12, 2023.

BOARD COMMITTEES

CORPORATE GOVERNANCE COMMITTEE

Members:	Eric P. Etchart (Chair)
	Daniel T. Carter
	Trevor I. Mihalik
	Gregory A. Sandfort
	Anne G. Saunders
		Primary Responsibilities:
		
		• Provides counsel to the Board, including the size and operation of the Board and its standing committees
		• Serves as the nominating function of the Board, which includes reviewing and interviewing qualified candidates to serve on the Board
		• Oversees:
		  - structure, composition, and rotation of the committees of the Board
		  - trading guidelines for directors, officers and key employees
		• Manages annual board and committee evaluations and assesses the effectiveness of the board and its committees
		• Reviews and considers developments in corporate governance to ensure that best practices are being followed

Independent: All

Meetings held last FY: 4

Nomination Policies and Procedures

The Corporate Governance Committee acts in conjunction with the Board to ensure that a regular evaluation is conducted of succession plans, performance, independence, and of the qualifications and integrity of the Board. The Corporate Governance Committee also reviews the applicable skills and characteristics required of nominees for election as directors. The objective is to balance the composition of the Board to achieve a combination of individuals of different backgrounds and experiences as described more fully below. Although the Board has not established any specific diversity criteria for the selection of nominees other than the general composition criteria noted below, the current Board composition includes four female directors (36% of the Board), one of whom chairs a Board committee, two African-Americans, one Hispanic, three non-U.S. directors (27% of the Board), and one U.S. military veteran. The Corporate Governance Committee also oversees an annual process of self-evaluation conducted by each committee of the Board and for the Board as a whole, which includes a board evaluation, individual self-evaluations and peer evaluations.

In determining whether to recommend a director for re-election, the Corporate Governance Committee considers the director's past attendance at meetings, results of evaluations and the director's participation in and anticipated future contributions to the Board. A director who will have reached the age of 72 prior to the date of the next annual meeting will be expected to retire from the Board. However, the Board may re-nominate any director for up to three additional years if the Board makes a specific finding that relevant circumstances warrant continued service.

The Corporate Governance Committee evaluates new Board nominees through a series of internal discussions, reviewing available information, and interviewing selected candidates. Generally, candidates for nomination to the Board have been identified and compiled in a database through director networking, professional organizations or suggestions from individual directors or employees. The Company does not currently employ a search firm or third party in connection with seeking or evaluating candidates.

The Corporate Governance Committee considers director recruitment and succession planning for the Board at each quarterly meeting. This review entails consideration of various factors that the Corporate Governance Committee believes to be relevant to ensure that the Board maintains a level of diversity and experience that is appropriate for its oversight and governance responsibilities. The Corporate Governance Committee considers the extent of each director's experience in senior leadership roles and as directors on other public company boards, including service on committees and as committee or board chairs, in addition to age and the tenure of each director on the Board. Beyond a baseline expectation that directors and director nominees will share the Company values and have demonstrated an ability to promote and sustain a strong corporate culture, the Board endeavors to ensure that the mix of skills among existing directors is appropriate for the evolving business of the Company.

Continuing Education and Certifications

To emphasize the importance of continuing education, directors are reimbursed for expenses incurred in connection with attending continuing education programs and conferences and acquiring certain certifications to assist them in remaining abreast of developments in critical issues relating to the operation of public company boards, including environmental, social, and corporate governance. Two directors earned NACD Directorship Certification, one director earned a CERT Certificate in Cyber-Risk Oversight from Carnegie-Mellon, four directors earned certificates in ESG from Diligent or Berkeley Law Executive Education, and two directors earned Diligent certificates in Climate Change.

Skills and Diversity Matrices

The following list of specific skills are among the areas of expertise and experience that the Corporate Governance Committee believes will best serve the Company. The list is updated from time to time and each director's expertise in these areas is graded on a scale to assess the level of competence that is available to the Board as a whole. The table below presents those areas in which the Board has determined that individual directors have a deep or knowledgeable level of expertise and does not reflect areas in which directors have general experience or familiarity. A particular director may possess other skills, experience, qualifications or attributes even though they are not indicated below. This information is used to assist the Board in ensuring a composition that is aligned with the Company's current strategy and emerging areas of focus and will guide the Board in identifying the desired skills and characteristics of future nominees.

SKILLS AND EXPERIENCE	DIRECTOR NOMINEES										
	Steven A. Brass	Cynthia B. Burks	Daniel T. Carter	Eric P. Etchart	Lara L. Lee	Edward O. Magee, Jr.	Trevor I. Mihalik	Graciela I. Monteagudo	David B. Pendarvis	Gregory A. Sandfort	Anne G. Saunders
Finance			X	X			X		X	X	
Legal, Regulatory, Compliance		X							X		
Leadership, Human Capital, Exec. Comp	X	X	X		X	X	X		X	X	X
Industry: Consumer / Retail Markets	X		X					X		X	X
Omni-Channel Marketing; Digital	X				X			X			X
International / Global Business	X	X	X	X	X		X	X	X		
Operations		X		X		X		X		X	
Innovation					X	X					X
ESG				X		X	X				

BOARD DIVERSITY MATRIX (as of October 16, 2023 and based on each director's self-identification)				
Total Number of Directors: 11				
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity	4	7		
Part II: Demographic Background				
African American or Black	1	1		
Alaskan Native or Native American				
Asian				
Hispanic or Latinx	1			
Native Hawaiian or Pacific Islander				
White	2	6		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				
Part III: Non-U.S. Directors (Born Outside the U.S.)	1	3		

The Corporate Governance Committee will consider director candidates recommended by stockholders under the same criteria as other candidates described above. Nominations may be submitted by letter addressed to: WD-40 Company Corporate Governance Committee, Attn: Corporate Secretary, 9715 Businesspark Avenue, San Diego, California 92131. Nominations by stockholders must be submitted in accordance with the requirements of the Company's Bylaws, including submission of such nominations within the time required for submission of stockholder proposals as set forth below under the heading, *Stockholder Proposals or Director Nominations for our 2024 Annual Meeting*.

AUDIT COMMITTEE

Members:

Daniel T. Carter (Chair)
Cynthia B. Burks
Lara L. Lee
Edward O. Magee, Jr.
Trevor I. Mihalik
Graciela I. Monteagudo
David B. Pendarvis

Primary Responsibilities of Committee:

Provides oversight of the following:

- integrity of financial statements and disclosures
- integrity of audits, reviews and reporting controls
- direct management of independent auditor
- internal audit
- ethics and compliance
- risk management of financial reporting and internal controls
- appropriateness of insurable business risks
- cybersecurity risks
- management's earnings guidance

Independent (under Rule 10A-3 under the Exchange Act): All

Meetings held last FY: 5

The Board has determined that Mr. Carter and Mr. Mihalik are each an "audit committee financial expert" as defined by SEC regulations and that each member satisfies the requirements for service on the Audit Committee under Rule 5605(c)(2) of the Nasdaq Rules.

FINANCE COMMITTEE

Members:	Trevor I. Mihalik (Chair) Daniel T. Carter Eric P. Etchart Edward O. Magee, Jr. Graciela I. Monteagudo Gregory A. Sandfort	**Primary Responsibilities of Committee:** • Reviews and advises the Board with respect to: - Acquisitions - Investment policy - Capital and debt structure - Cash and liquidity, including capital expenditures - Dividend policy - Interest rates and foreign exchange - Tax planning • Reviews the Company's annual business plan and long-term financial strategies, objectives and strategic initiatives
Independent:	All	
Meetings held last FY:	4	

COMPENSATION COMMITTEE

Members:	Anne G. Saunders (Chair) Cynthia B. Burks Lara L. Lee David B. Pendarvis Gregory A. Sandfort	**Primary Responsibilities of Committee:** • Reviews the Company's overall compensation programs and strategies • Establishes and administers executive compensation programs, including short-term and long-term incentive compensation and setting performance metrics and clawback provisions for such incentive compensation • Conducts an annual review of and approves the goals and objectives relevant to CEO's compensation, including a performance evaluation in light of such goals and objectives to determine and approve the CEO's compensation • Review strategies related to human capital and talent management, including recruiting, development and retention, severance arrangements (as applicable), and management succession • Reviews stockholder voting results on "Say on Pay" and feedback received regarding executive compensation matters
Independent (and "non-employee directors" under Rule 16b-3 of the Exchange Act):	All	
Meetings held last FY:	6	

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended August 31, 2023, there were no compensation committee interlock relationships with respect to the Company's executive officers, members of the Board and/or the Compensation Committee as described in Item 407(e)(4)(iii) of Regulation S-K promulgated under the Exchange Act.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

The Company believes that taking an integrated approach to environmental, social and governance ("ESG") issues enhances the sustainability and growth of our business and protects the long-term interests of our stakeholders. Our Board has ultimate authority and has demonstrated its continued commitment to the Company's performance relative to ESG matters.

The Company is focused on building an enduring business that can proudly be passed onto the next generation and on being a responsible corporate citizen for the benefit of our stakeholders.

In fiscal year 2018, the Company established a cross-regional, cross-functional ESG Project Team to formally address ESG topics and provide recommendations to management. In that year, the ESG Project Team completed a comprehensive analysis documenting the Company's activities and guiding structures that fall under the umbrella of ESG.

In fiscal year 2019, the ESG Project Team completed an ESG Materiality Assessment to obtain from various stakeholders their views of which aspects of ESG were of highest importance. In connection with this assessment, the ESG Project Team engaged Sustainability Partners, led by Drs. Mary and Brian Nattrass, well-known and respected experts in sustainability programs for businesses, non-profits, and governments.

In fiscal year 2020, the ESG Project Team completed a Life Cycle Assessment screening for the Company's flagship product, WD-40® Multi-Use Product, and prepared for the publication of its inaugural ESG report.

In fiscal year 2021, the Company published its first ESG report, which can be found at *https://www.wd40company.com/our-company/corporate-responsibility/*. After the publication of the ESG report, the ESG Project Team pursued the objectives and focused on four ESG pillars: 1) social impact, 2) carbon and environmental impact, 3) circular supply chain, and 4) product sustainability lens.

The results on these objectives are included in the Company's latest ESG report published in November 2022, which can be found at *https://www.wd40company.com/our-company/corporate-responsibility*. The latest ESG report also details the Company's ESG-related objectives, targets, and progress, for fiscal years 2021 and 2022 and established objectives and targets for fiscal years 2023 and 2024.

INFORMATION REGARDING OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages, and current titles of the Company's executive officers as of August 31, 2023:

Name	Age	Title
Steven A. Brass	57	President and Chief Executive Officer ("CEO"); Director
Sara K. Hyzer	45	Vice President, Finance and Chief Financial Officer ("CFO")
Patricia Q. Olsem	56	Division President, Americas
William B. Noble	65	Group Managing Director, EIMEA & Emerging Markets
Geoffrey J. Holdsworth	61	Managing Director, Asia-Pacific
Jeffrey G. Lindeman	60	Vice President, Chief People, Culture and Capability Officer
Phenix Q. Kiamilev	44	Vice President, General Counsel and Corporate Secretary

Mr. Brass joined the Company in 1991 as International Area Manager at the Company's U.K. subsidiary, WD-40 Company Limited, and has since held several management positions including Country Manager in Germany, Director of Continental Europe, European Sales Director, and European Commercial Director. He then served as Division President, Americas of the Company, from 2016 until 2019, when he was promoted to President and Chief Operating Officer. In March 2022, Mr. Brass was appointed to the Board and, effective September 1, 2022, Mr. Brass serves as CEO and President.

Ms. Hyzer joined the Company in August 2021 as Vice President, Global Finance Strategy. She was then named Vice President, Finance, Treasurer, and Chief Financial Officer, effective November 1, 2022. In connection with her promotion, she assumed the responsibility for global information technology strategy, and in January 2023, she relinquished the title and responsibility of Treasurer. Before joining the Company, Ms. Hyzer served over 20 years at PricewaterhouseCoopers LLP, during the last six years of which she served as an audit partner for publicly traded and privately held companies in industries, including consumer products and life sciences. Ms. Hyzer is a Certified Public Accountant in California.

Ms. Olsem joined the Company in 2005 and has held various senior management positions including, Vice President Americas Innovation Development Group, Senior Vice President Marketing and Innovation of the Americas, and Senior Vice President and General Manager of the U.S. She was promoted to her current position as Division President, Americas in 2019.

Mr. Noble joined the Company's Australian subsidiary, WD-40 (Australia) Pty. Limited, in 1993 as International Marketing Manager for the Asia Region. He was then promoted to Managing Director, EMEA and appointed as a Director of the Company's U.K. subsidiary, WD-40 Company Limited, in 1996. Effective November 1, 2022, Mr. Noble was promoted to Group Managing Director, EIMEA & Emerging Markets.

Mr. Holdsworth joined the Company and worked at the Company's Australian subsidiary, WD-40 (Australia) Pty. Limited, in 1996 as General Manager and in 1997, he was promoted to Managing Director, Asia-Pacific and appointed Director of WD-40 (Australia) Pty. Limited. On August 31, 2023, Mr. Holdsworth retired from all positions that he had held with the Company and its subsidiaries.

Mr. Lindeman serves as the Company's chief human resources officer. He joined the Company in 2016 and has held management positions within the Company's EMEA segment, including director of human resources, information technology, supply chain and finance. In December 2020, he was named Vice President, Global Organizational Development of the Company. He was then promoted to his current position, Chief People, Culture and Capability Officer, in November 2022. Prior to joining the Company, Mr. Lindeman worked as the senior director of talent and engagement for San Diego International Airport from 2006 to 2016.

Ms. Kiamilev joined the Company in May 2021 as Vice President, Legal, and was appointed General Counsel and Corporate Secretary in December 2021. From 2019 to 2021, Ms. Kiamilev served as Vice President, Legal, and General Counsel of Kyriba Corp. and held other legal roles from 2014 to 2019. Ms. Kiamilev also served as in-house counsel for Active Network, LLC after practicing law at Luce, Forward, Hamilton & Scripps LLP (currently Dentons US LLP). Ms. Kiamilev is a licensed attorney in the State of California.

All executive officers hold office at the discretion of the Board. There are no family relationships between any executive officer and any member of the Board. There are no pending litigation or proceedings involving the Company's officers.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis ("CD&A") addresses the philosophy, policies and programs, and the processes and decisions of the Compensation Committee (the "Committee") with respect to compensation for the Company's Named Executive Officers (the "NEOs"). During fiscal year 2023, the Company's NEOs were as follows:

- Steven A. Brass, President and Chief Executive Officer ("CEO")
- Sara K. Hyzer, Vice President, Finance, and Chief Financial Officer ("CFO")[†]
- Jay W. Rembolt, Vice President, Finance, Treasurer and Chief Financial Officer ("former CFO")[†]
- Phenix Q. Kiamilev, Vice President, General Counsel and Corporate Secretary
- Jeffrey G. Lindeman, Vice President, Chief People, Culture and Capability Officer
- Patricia Q. Olsem, Division President, Americas

[†] *Ms. Hyzer was appointed CFO, effective November 1, 2022, succeeding Mr. Rembolt, who resigned, effective October 31, 2022.*

Our Executive Compensation Programs Incorporate Strong Governance Features

- No Employment Agreements with Executive Officers
- No Supplemental Executive Retirement Plans for Executive Officers
- Long-Term Incentive Awards are Subject to Double-Trigger Vesting upon Change of Control
- Annual and Long-Term Incentive Programs Provide a Balanced Mix of Goals for Profitability, Growth and Total Stockholder Return Performance
- Incentive-based Compensation subject to Clawback Policy

- Executive Officers are Subject to Stock Ownership Guidelines
- Executive Officers are Prohibited from Hedging or Pledging Company Stock
- No Backdating or Re-Pricing of Equity Awards
- Financial Goals for Performance-Based Equity Awards Never Reset
- Independent Compensation Consultant Retained by the Compensation Committee of the Board

EXECUTIVE SUMMARY OF EXECUTIVE COMPENSATION DECISIONS AND RESULTS

The compensation structure for the NEOs is comprised of three elements: base salary, retention-related equity compensation, and performance-related cash and equity compensation. Through the application of these elements, a significant portion of NEO realized compensation is directly tied to Company performance measured by increased earnings and total stockholder return ("TSR").

Performance-based compensation tied to earnings is based on earnings before interest, income taxes, depreciation (in operating departments) and amortization ("EBITDA"), not earnings per share. To measure NEO performance, the Company uses several EBITDA-based measures:

- "Adjusted EBITDA" defined as EBITDA before deduction of stock-based compensation expense for any vested performance share unit ("PSU") awards and excludes other non-operating income and expense amounts;
- "Regional Adjusted EBITDA" defined as Adjusted EBITDA computed for each of the Company's relevant financial reporting segments; and
- "Global Adjusted EBITDA" defined as Adjusted EBITDA computed on a consolidated basis.

Retention-related equity compensation includes restricted stock unit ("RSU") awards that typically vest annually over a period of three years after grant, subject to earlier vesting upon the effective date of retirement under certain conditions. Retention-related equity compensation features are also reflected in our performance-based market share unit ("MSU") awards that may be earned over a market return-based measurement period of three years. MSUs earned are subject to a three-year vesting cliff (or pro-rata vesting at the end of the applicable measurement period in the event of earlier retirement under certain conditions).

Performance-related compensation includes (i) a Growth Reward Program, which is an annual cash payment opportunity that is tied to current fiscal year financial results ("GRP" or "Incentive Compensation"); (ii) MSU awards that are tied to a measure of TSR; and (iii) PSU awards that are tied to current fiscal year financial results that exceed levels required for maximum payment of the Incentive Compensation opportunity that is tied to Global Adjusted EBITDA Post-GRP.

The foregoing compensation structure elements are described in greater detail in subsequent sections in this CD&A.

As part of the framework for overall NEO compensation and assessment of compensation for each NEO in light of individual and Company performance, the Committee considers actual and target levels of compensation, short-term and long-term performance periods, labor market data, and peer group executive compensation. The Committee seeks to align individual NEO performance incentives with short-term and long-term Company objectives. The Committee assesses the effectiveness of the established framework for NEO compensation by reviewing each principal element of NEO compensation. The Committee considers measures of Company performance over multi-year periods, specifically including regional and global measures based on the Company's Adjusted EBITDA, and relative Company performance compared to an established peer group of companies and a comparable market index. The Committee also considers the relative achievement of longer-term strategic objectives as to which each NEO is accountable. Information regarding NEO strategic objectives is provided in the *Executive Officer Compensation Decisions for Fiscal Year 2023* section below under the heading, *Base Salary: Process.*

THREE YEAR PERFORMANCE-BASED COMPENSATION REVIEW

For fiscal year 2023, the Company's overall financial performance resulted in a modest level achievement of performance measure goals, which averaged 61.4% based on Global Adjusted EBITDA Pre-GRP and Regional Adjusted EBITDA for each of the three trading blocs, the Americas, EMEA, and Asia Pacific. The Company's financial results for Regional Adjusted EBITDA to earn Incentive Compensation was varied, with the first level or Level A performance goal for the Americas and EMEA regions not being fully achieved, while the maximum first level goal for Adjusted EBITDA for the Asia Pacific region was achieved. The Company achieved approximately 60% of its first level or Level A goal for Global Adjusted EBITDA Pre-GRP and none of the second level or Level C goal for Global Adjusted EBITDA Post-GRP. Each of the NEOs identified for fiscal year 2023, except Mr. Rembolt and Ms. Olsem, earned Incentive Compensation equal to approximately 30% of their maximum Incentive Compensation opportunity because 50% of their opportunity was based on approximately 60% achievement of the first level goal for Global Adjusted EBITDA Pre-GRP. Mr. Rembolt was ineligible for Incentive Compensation based on his Retirement Date. Ms. Olsem earned approximately 38.3% of her maximum Incentive Compensation opportunity because she achieved approximately 77% of her Regional Adjusted EBITDA goal for the Americas and none of the second level goal for Global Adjusted EBITDA Post-GRP; each goal was weighted 50%.

For fiscal year 2022, the Company's overall financial performance resulted in relatively low achievement of performance measure goals due to the inflationary environment and global supply chain disruptions in fiscal year 2022 that most severely impacted the Americas and EMEA regions. The Company's financial results for Regional Adjusted EBITDA under the Company's Performance Incentive Program varied depending on the region. While the first level performance goal for the Americas or EMEA region was not achieved, the maximum first level goal for Adjusted EBITDA for the Asia Pacific region was achieved. The Company achieved 26.3% of the first level goal for Global Adjusted EBITDA and none of the second level goal for Global Adjusted EBITDA. Each of the NEOs identified for fiscal year 2022, other than Ms. Olsem, earned Incentive Compensation equal to approximately 13% of their Incentive Compensation opportunity because 50% of their opportunity was based on approximately 26.3% achievement of the first level goal for Global Adjusted EBITDA. Ms. Olsem did not earn any Incentive Compensation because the Regional Adjusted EBITDA goal for the Americas and the Global Adjusted EBITDA goal were not achieved.

For fiscal year 2021, the Company's overall financial performance resulted in a very high level of achievement of performance measure goals for Regional Adjusted EBITDA and Global Adjusted EBITDA under the Company's Performance Incentive Program. With the exception of Regional Adjusted EBITDA for the Americas, which achieved 78% of the maximum for the first level goal for Adjusted EBITDA, the maximum first level goal for Adjusted EBITDA for the EMEA and Asia Pacific regions were achieved and the maximum first and second level goals for Global Adjusted EBITDA were achieved. As a result, for fiscal year 2021, each of the NEOs other than Ms. Olsem earned their maximum Incentive Compensation opportunity and Ms. Olsem earned approximately 89% of her maximum Incentive Compensation opportunity.

For the three fiscal years ended August 31, 2023, the TSR for the Company's shares fell below, by an absolute percentage point difference, the return for the Russell 2000® Index (the "Index") by 20.7%. As a result, MSUs awarded to applicable NEOs in October 2020 did not vest and were forfeited.

For the three fiscal years ended August 31, 2022, the TSR for the Company's shares fell below, by an absolute percentage point difference, the return for the Russell 2000 by 10.9%. As a result, MSUs awarded to applicable NEOs in October 2019 did not vest and were forfeited.

For the three fiscal years ended August 31, 2021, the TSR for the Company's shares exceeded, by an absolute percentage point difference, the return for the Index by 23.6%. As a result, NEOs who were awarded MSUs in October 2018 received vested shares of the Company's common stock equal to 200% of their respective target number of award shares, except for Ms. Olsem, who received 150% of her target number of award shares.

For fiscal years 2023 and 2022, PSUs awarded in each such fiscal year were forfeited as of the end of the applicable fiscal year because the Company did not achieve the requisite level of Global Adjusted EBITDA for vesting. For fiscal year 2021, 100% of the PSUs awarded vested at the end of fiscal 2021 and restricted stock underlying such PSUs (net of shares withheld for taxes) were issued because Global Adjusted EBITDA exceeded the requisite level for maximum payment of the Incentive Compensation opportunity tied to Global Adjusted EBITDA Post-GRP.

FISCAL YEAR 2023 COMPENSATION DECISIONS

Compensation decisions for fiscal year 2023 were made in October 2022 based on individual and Company performance during fiscal year 2022 and a market survey conducted by the Committee's independent compensation consultant, ClearBridge Compensation Group, LLC ("ClearBridge").

The following is a summary of such decisions made by the Committee for NEO compensation for fiscal year 2023:

• For fiscal year 2023, base salaries were increased from fiscal year 2022 salary amounts for NEOs as follows: a 5% increase for all executive officers, except for Mr. Brass, who received an increase commensurate with his promotion to CEO on September 1, 2022 and Mr. Lindeman, who received a 10% increase in connection with his promotion to Vice President, Chief People, Culture and Capability Officer. The 5% increase for executive officers was aligned with the salary increase pool of 5% across the Company to help offset the pace of inflation.

• Annual Incentive Compensation is awarded to the NEOs under the Company's Performance Incentive Program as described below under the heading, *Performance Incentive Program*. Under the Performance Incentive Program, goals for Regional Adjusted EBITDA and Global Adjusted EBITDA Pre-GRP and Global Adjusted EBITDA Post-GRP were established at the beginning of the fiscal year. The Company's performance as measured against these goals is described in detail below.

• In October 2022, the NEOs received the following stock-based awards:

  • RSU awards providing for the issuance of a total of 9,882 shares of the Company's common stock to be earned by continued employment by the Company over a vesting period of three years, subject to earlier vesting upon the effective date of retirement under certain conditions.[1] These awards serve a retention purpose together with an incentive to maximize long term stockholder value through share price appreciation.

  • MSU awards subject to performance vesting covering a target number of shares of the Company's common stock totaling 7,285 shares. If the Company's TSR over the three-year measurement period matches the median return for the Index, the target number of shares of the Company's common stock would vest and be issued to the NEOs. The actual number of shares to be issued to the NEOs will be from 0% to 200% of the target number of shares depending upon the Company's TSR compared to the return for the Index.[2].

  • PSU awards providing an opportunity to receive up to a maximum of 7,169 restricted shares of the Company's common stock. The PSU awards provide for vesting at the end of fiscal year 2023 if the Company achieves a level of Global Adjusted EBITDA for the fiscal year in excess of the maximum goal for Global Adjusted EBITDA established for Incentive Compensation.[3] The Company's Global Adjusted EBITDA for fiscal year 2023 fell short of the maximum goal for Global Adjusted EBITDA established for Incentive Compensation. As a result, the PSU awards did not vest and were forfeited.

---

[1] *For a more complete description of the RSU awards, refer to the Executive Officer Compensation Decisions section below under Restricted Stock Unit or RSU Awards.*

[2] *For a more complete description of the MSU awards, refer to the Executive Officer Compensation Decisions section below under Market Share Unit or MSU Awards.*

[3] *For a more complete description of the PSU awards, refer to the Executive Officer Compensation Decisions section below under Performance Share Unit or PSU Awards.*

- Equity awards for fiscal year 2023 varied among the NEOs based on labor market compensation practices specific to the region of employment, relative achievement of individual performance measures and goals established for each NEO, as well as Company performance for fiscal year 2023 in areas over which each NEO had direct influence.

- The Committee has considered the results of advisory Say-on-Pay votes in its decision-making for executive compensation of the NEOs and has concluded that no significant changes in executive compensation decisions and policies are warranted. For additional details on Say-on-Pay results, please refer to Item No. 2 Advisory Vote to Approve Executive Compensation ("*Say-on-Pay*") above.

GOVERNANCE OF EXECUTIVE OFFICER COMPENSATION PROGRAM

The primary purpose of the Committee is to establish the compensation and benefit arrangements for our CEO and other NEOs and executive officers of the Company, on behalf of the Board. The Committee is responsible for developing and reviewing the Company's overall executive compensation strategy, with support from management and consultants. For fiscal year 2023 executive compensation decisions, the Committee engaged an independent compensation consulting firm, ClearBridge. The Committee also has the authority to administer the Company's equity compensation plans.

The Committee operates pursuant to a charter that outlines its responsibilities, including evaluating the performance and approving annual compensation and benefits for the Company's executive officers. A copy of the Compensation Committee Charter ("Compensation Charter"), which is reviewed annually, can be found on the Company's website at *http://investor.wd40company.com* in the "Corporate Governance" section.

PROCESS FOR EVALUATING EXECUTIVE OFFICER PERFORMANCE AND COMPENSATION

In setting compensation for NEOs, the Committee receives input from the CEO concerning each of the NEOs other than himself and a report of the Company's financial results for the past fiscal year relative to the Company's performance measures. The CEO makes recommendations regarding salary and incentive compensation for each NEO other than himself. The Committee considers the input, results, recommendations and other factors in making its final determination as to each NEO's compensation.

The Committee also works with the Company's Human Resources function in carrying out its responsibilities, and the Vice President, Chief People, Culture and Capability Officer serves as management's primary liaison with the Committee. From time to time, the Committee will also direct management to work with ClearBridge in providing proposals, program design, and compensation recommendations. ClearBridge generally provides advice and information relating to executive compensation and benefits each year. For fiscal year 2023, ClearBridge assisted the Committee in the evaluation of executive base salary, cash incentives, equity incentive design and award levels, and the specific pay recommendation for our CEO. ClearBridge reports directly to the Committee and provides no services to management. The Committee assessed the independence of ClearBridge in light of, among other factors, the SEC rules and the independence factors established by the NASDAQ. As a result of its assessment, the Committee concluded that ClearBridge's work raised no conflict of interest currently or during the fiscal year ended August 31, 2023.

EXECUTIVE COMPENSATION PHILOSOPHY AND FRAMEWORK

COMPENSATION OBJECTIVES

The Company's compensation program for executive officers is designed to achieve five primary objectives:

1. Attract, motivate, reward and retain high performing executives;
2. Align the interests and compensation of executives with the value created for stockholders;
3. Create a sense of motivation among executives to achieve both short- and long-term Company objectives;
4. Create a direct, meaningful link between business and team performance and individual accomplishment and rewards; and
5. Ensure our compensation programs are appropriately competitive in the relevant labor markets.

TARGET PAY POSITION / MIX OF PAY

The Company's compensation program consists primarily of base salary, annual cash incentives, and long-term oriented equity awards. The Committee considers multiple factors when establishing target total compensation opportunities for executive officers (including base salary, target incentive compensation, and RSU, PSU and MSU equity awards).

Specifically, compensation is determined considering internal factors (including, but not limited to, individual performance, complexity of job function, length of time within the position and anticipated contribution) as well as external market data. When using external market data, the Committee does not target a specific pay positioning. Instead, the Committee reviews the full range of market data, with a specific focus on market 50th percentile of total compensation as a reference point. The Committee then assesses internal factors for each executive officer, which results in final total target pay levels above or below the market 50th percentile, depending on the Committee's individual assessment. Based on recent market analysis, executive officer target pay levels generally fall between the 25th and the 50th percentiles on average, with variability by individual. Actual compensation will vary from target based on the Company's incentive compensation plan designs, which consider the Company's performance. This approach is consistent with the Committee's historic approach to assessing market data and setting target pay levels (i.e., considering a holistic assessment of relevant internal and external considerations, on an individual case-by-case basis).

The mix of pay for executive officers is intended to provide significant incentives to drive overall Company performance and increased stockholder value. This mix consists of Salary and All Other Compensation amounts as reported in the Summary Compensation Table under *Executive Compensation* below, maximum possible values for RSUs, MSUs and PSUs (collectively, "Stock Awards") as reported in the table in footnote 1 to the Summary Compensation Table, maximum possible non-equity incentive plan compensation amounts as reported in the Grants of Plan-Based Awards table under *Executive Compensation* below, and when applicable, bonus. The total of these maximum possible compensation amounts for NEOs is referred to as "Total Compensation Opportunity." In the charts below, the Total Compensation Opportunity for the CEO, and for all other NEOs in the aggregate, has been divided among elements of compensation that are considered at risk (MSUs, tied to longer term relative stockholder return, and PSUs and Incentive Compensation, tied to current fiscal year financial performance), and those elements that are not performance-based and not considered at risk (Salary, All Other Compensation and RSUs). Approximately 72% of the CEO's Total Compensation Opportunity for fiscal year 2023 was at risk while approximately 54% of the Total Compensation Opportunity for fiscal year 2023 for the other NEOs was at risk.

CEO Compensation



Other NEO Compensation (Aggregate)



COMPENSATION BENCHMARKING

Before making fiscal year 2023 compensation decisions in October 2022, the Committee examined the executive compensation practices of a peer group of 14 publicly traded companies to assess the competitiveness of the Company's executive compensation. Peer group companies were selected from a list of U.S. headquartered companies having revenues, earnings, and market capitalization reasonably comparable to the Company and doing business in the specialty chemical industry or within specific consumer products categories. Compared to the prior year peer group, the list for fiscal year 2023 included an additional company, XPEL, Inc., which is a global provider of protective films and coatings that more closely meets the peer group criteria. In addition to peer group data, the Committee considered general industry company survey data provided by Korn Ferry Hay Group, a global management consulting firm. The Committee applied these data sources to establish the market median level of compensation for each executive officer position. The peer group companies used in the analysis for fiscal year 2023 compensation decisions were as follows:

- American Vanguard Corporation
- Balchem Corporation
- Chase Corporation
- Dorman Products, Inc.
- Hawkins, Inc.
- Ingevity Corporation
- Innospec Inc.

- Livent Corporation
- Prestige Consumer Healthcare, Inc.
- Quaker Chemical Corporation
- Sensient Technologies Corporation
- Stoneridge Inc.
- USANA Health Sciences, Inc.
- XPEL, Inc.

EXECUTIVE OFFICER COMPENSATION DECISIONS FOR FISCAL YEAR 2023

BASE SALARY: PROCESS

Base salaries for executive officers, including NEOs, are approved by the Committee effective for the beginning of each fiscal year. In setting base salaries, the Committee normally considers the salary range prepared by its independent compensation consultant based on each NEO's job responsibilities and the market data. Salary adjustments, if any, are based on factors such as individual performance, position, current pay relative to the market, future anticipated contribution and the Company's merit increase budget. Assessment of individual performance follows a rigorous evaluation process, including self-evaluation and the establishment of annual goals for each executive officer and an assessment of the achievement thereof. Individual performance elements considered in this process included individual and Company performance goals and achievements in such areas as growth, leadership, ESG (with an emphasis on sustainability), earnings and governance for Mr. Brass; governance and cybersecurity risk, financial compliance, forecasting and financial reporting for Ms. Hyzer; business unit performance, teamwork, execution and growth for Ms. Olsem; global brand protection, corporate governance, legal services, risk management, and global compliance for Ms. Kiamilev; and global human resources including fostering diversity, equity, inclusion and belonging, and coordination of strategy for global supply chain and quality for Mr. Lindeman.

BASE SALARY: FISCAL YEAR 2023

In October 2022, base salary increases for executive officers for fiscal year 2023 were approved as follows: a 5% increase from fiscal year 2022 for all executive officers, except for Mr. Brass, who received a 31% increase commensurate with his promotion to CEO, effective September 1, 2022, and Messrs. Lindeman and Noble, who each received a 10% increase in connection with their promotions, effective November 1, 2022. Mr. Rembolt's base salary was not increased because he retired as CFO effective October 31, 2022.

PERFORMANCE INCENTIVE PROGRAM

The Company uses its Performance Incentive Program to tie executive officer compensation to the Company's financial performance. For NEOs, Incentive Compensation opportunities for fiscal year 2023 were based on goals for three corporate performance measures: (i) Regional Adjusted EBITDA; (ii) Global Adjusted EBITDA Pre-GRP; and/or (iii) Global Adjusted EBITDA Post-GRP.

In computing the financial results to be measured against the goals established for Regional Adjusted EBITDA, Global Adjusted EBITDA Pre-GRP, and Global Adjusted EBITDA Post-GRP performance measures, the Company may exclude certain expenditures as approved by the Committee. For fiscal year 2023, no such exclusions were applicable.

The Company's Incentive Compensation program is designed to fund the Incentive Compensation payout to employees, including NEOs, from earnings growth over the prior fiscal year. Even if the Company does not achieve growth in Global Adjusted EBITDA Post-GRP over the prior fiscal year, it is possible that Ms. Olsem will earn Incentive Compensation because 50% of her Incentive Compensation opportunity is based on Regional Adjusted EBITDA.

Depending upon performance, the Incentive Compensation opportunities for fiscal year 2023 could reach up to 200% of base salary for Mr. Brass, up to 110% of base salary for Ms. Hyzer and Ms. Olsem, up to 100% of base salary for Mr. Lindeman, and up to 90% of base salary for Ms. Kiamilev. Mr. Rembolt was ineligible for an Incentive Compensation opportunity for fiscal year 2023 because he was not employed by the Company on June 30, 2023, which is the program's eligibility cutoff date.

The Performance Incentive Program provides two performance measure levels applicable to NEOs: Levels A and C. These two performance measure levels or goals are applied for NEOs to calculate earned Incentive Compensation and to provide enhanced incentives to achieve maximum Global Adjusted EBITDA results for the benefit of stockholders. For NEOs, each level represented 50% of the maximum Incentive Compensation potential ("Annual Opportunity"). The maximum Incentive Compensation payout for Ms. Olsem required achievement of specified goals for Regional Adjusted EBITDA (Level A) and Company performance that equaled the maximum goal amount for Global Adjusted EBITDA Post-GRP (Level C) each described below. For Mr. Brass, Ms. Hyzer, Mr. Lindeman, and Ms. Kiamilev (each of whom has global rather than regional responsibilities), the maximum Incentive Compensation payouts required achievement of specified goals for Global Adjusted EBITDA for each of Levels A (Pre-GRP) and C (Post-GRP).

Target and maximum payouts for NEOs for the fiscal year 2023 Performance Incentive Program are disclosed below in the table under the heading, *Grants of Plan-Based Awards - Fiscal Year 2023*.

The following table sets forth the fiscal year 2023 Incentive Compensation payout weightings and the minimum and maximum goals for the performance measures applicable to each of the NEOs, except for Mr. Rembolt, who was ineligible based on his retirement date. The minimum and maximum Level A goals for Regional Adjusted EBITDA and Global Adjusted EBITDA were based on earnings before deduction of Incentive Compensation (or Global Adjusted EBITDA Pre-GRP). The minimum and maximum Level C goals for Global Adjusted EBITDA were based on earnings after deduction of an estimate of the maximum possible Incentive Compensation for Levels A and B, but before deduction of Incentive Compensation for Level C (or Global Adjusted EBITDA Post-GRP).

Level	Performance Measure	Steven A. Brass Sara K. Hyzer Phenix Q. Kiamilev Jeffrey G. Lindeman	Patricia Q. Olsem	Minimum Goal FY 2023 ($ thousands)	Maximum Goal FY 2023 ($ thousands)
A	Regional EBITDA (Americas)	N/A	50%	$ 57,504	$ 70,506
A	Global EBITDA Pre-GRP	50%	N/A	$ 93,134	109,041
C	Global EBITDA Post-GRP	50%	50%	$ 97,791	100,585

The following table sets forth the fiscal year 2023 performance and percentage achievement for each performance measure under the Performance Incentive Program formulas applicable to NEOs (excluding Mr. Rembolt).

Level	Performance Measure	Actual FY 2023 ($ thousands)	% Achievement
A	Regional EBITDA (Americas)	$ 67,850	76.6%
A	Global EBITDA Pre-GRP	$ 102,680	60.0%
C	Global EBITDA Post-GRP	$ 94,734	0.0%

Achievement of the maximum goals for Regional Adjusted EBITDA and Levels A and C of Global Adjusted EBITDA is intended to be attainable through the concerted efforts of management teams working in their own regions and areas of responsibility and for the Company as a whole.

Based on the Company's fiscal year 2023 performance and the Committee's certification of the relative attainment of each performance measure under the Performance Incentive Program, the payouts for our NEOs were calculated. On October 5, 2023, the Committee approved payment of the following Incentive Compensation to NEOs for fiscal year 2023 performance:

Named Executive Officer	Title	FY 2023 Annual Opportunity (As % of Base Salary)	FY 2023 Incentive Compensation Paid ($)	FY 2023 Actual Incentive Compensation (As % of Opportunity)
Steven A. Brass	CEO	200%	$ 355,809	30%
Sara K. Hyzer	CFO	110%	$ 103,212	30%
Jay W. Rembolt[1]	former CFO	90%	$ —	0%
Phenix Q. Kiamilev	Vice President, General Counsel and Corporate Secretary	90%	$ 76,840	30%
Jeffrey G. Lindeman	Vice President, Chief People, Culture and Capability Officer	100%	$ 89,595	30%
Patricia Q. Olsem	Division President, Americas	110%	$ 145,870	38%

[1] Mr. Rembolt retired from his role as CFO effective October 31, 2022 (and from the Company as an employee effective January 6, 2023). Consequently, he was not eligible for any Incentive Compensation.

To illustrate how the Performance Incentive Program with Levels A and C works, Ms. Kiamilev's Incentive Compensation of $76,840 for fiscal year 2023 was generally computed as follows:

- Incentive Compensation Annual Opportunity = 90% x Base Salary ($285,206) = $256,686
- Level A (Global Adjusted EBITDA Pre-GRP) = 50% of Annual Opportunity = $128,343
  — Level A Incentive Compensation = Level A Achievement (≈60%) x Level A Annual Opportunity = $76,840
- Level C (Global Adjusted EBITDA Post-GRP) = 50% of Annual Opportunity = $128,343
  — Level C Incentive Compensation = Level C Achievement (0%) x Level C Annual Opportunity = $0
- Level A Incentive Compensation + Level C Incentive Compensation = $76,840 + $0 = $76,840

EQUITY COMPENSATION

Equity compensation is a critical component of the Company's efforts to attract and retain executives and key employees, encourage employee ownership in the Company, link pay with performance and align the interests of executive officers with those of stockholders. To provide appropriately directed incentives to our executive officers, the Company grants awards of RSUs, MSUs and PSUs. Equity awards for fiscal year 2023 were granted to NEOs pursuant to the Company's 2016 Stock Incentive Plan.

In October 2022, RSU and MSU awards for fiscal year 2023 were granted. Except for Mr. Rembolt whose equity award was entirely RSUs to ensure a successful transition of the CFO role in light of his pending retirement from the Company on January 6, 2023, the awards for other NEOs were divided equally between the two types of awards, RSUs and MSUs.

MSU awards provide for vesting after a three-year measurement period, as described in more detail below. In addition to the RSU and MSU awards, the NEOs, except for Mr. Rembolt, were also granted PSU awards in October 2022. Compared to the retention and long-term performance-based attributes of the RSU and MSU awards, the PSU awards provide a near-term incentive. If the applicable performance measures are achieved, PSU awards vest at the end of the fiscal year for which they are granted. RSU, MSU and PSU awards are subject to terms and conditions set forth in an applicable award agreement (the "Award Agreement").

The principal attributes and benefits of equity awards for executive officers are as follows:

- RSU awards provide for annual vesting in relatively equal portions over three years from the grant date, subject to earlier vesting upon the effective date of retirement under certain conditions.
- MSU awards provide for performance-based vesting tied to the Company's TSR over a performance measurement period of three fiscal years beginning with the fiscal year in which the awards are granted and ending on August 31st of the third year. The change in the value of the Company's common stock assumes the reinvestment of dividends and compares the Company's TSR against the Index.
- PSU awards provide for performance-based vesting tied to the Company's Global Adjusted EBITDA achievement for the fiscal year in which the awards are granted in excess of the maximum goal for Global Adjusted EBITDA under Level C of the Company's Performance Incentive Program.
- RSU and MSU awards provide for the issuance of shares of the Company's common stock upon vesting.
- PSU awards provide for the issuance of restricted shares of the Company's common stock upon vesting. These issued shares are restricted to the extent that they may not be sold before termination of employment.
- A mix of equity awards is more balanced compared to RSU awards alone or other equity awards, such as stock options, because: (i) annual MSU awards provide a more direct performance-based incentive aligned directly with longer term stockholder interests; (ii) RSU awards have a higher perceived value to recipients than stock options; (iii) PSU awards offer a reward for exceeding the highest goal for near-term financial results for the Company; (iv) equity awards have a less dilutive impact on total outstanding shares than stock options; and (v) holding shares of the Company's common stock (and earning dividends) encourages long-term stock ownership, promotes retention and supports compliance with the Company's stock ownership guidelines (described below in the *Other Compensation Policies* section, under the heading, *Executive Officer Stock Ownership Guidelines*).

The Board recognizes the potentially dilutive impact of equity awards. Accordingly, the Company's equity award practices are designed to balance the impact of dilution and the Company's need to remain competitive by recruiting, retaining, and providing incentives for high-performing employees.

Restricted Stock Unit Awards

RSU awards provide for the issuance of shares of the Company's common stock upon vesting provided that the employee remains employed with the Company on the applicable vesting date (except for termination of employment due to death or disability or vesting upon retirement as noted below). Except as otherwise noted, RSU awards vest annually over three years from the grant date, with 34% vesting on the 1st vesting date and 33% vesting on 2nd and 3rd vesting date. The vesting date each year is the third business day following the Company's public release of its annual earnings for the fiscal year, but not later than November 15.

Award Agreements provide that for employees who retire from the Company after reaching age 65, or employees who retire from the Company after reaching age 55 and have been employed by the Company for at least 10 years, all RSUs will vest upon the effective date of retirement. The Committee believes that this vesting approach is (i) consistent with market practices, (ii) easy to administer, and (iii) preserves the benefit of acceleration, which occurs only upon actual retirement.

Payment of required withholding taxes due to the vesting of the RSU awards are covered through withholding of shares by the Company. The Company issues a net number of RSU shares after withholding shares having a value as of the vesting date, or as of the date of issuance in the case of death, disability or retirement, equal to the required tax withholding obligation.

Market Share Unit or MSU Awards

MSU awards provide for vesting over a performance measurement period of three fiscal years commencing with the fiscal year in which the MSU awards are granted (the "MSU Measurement Period"). Except as noted below with respect to vesting upon death, disability or retirement, employees must remain employed with the Company until the date on which the Committee certifies achievement of the requisite performance provided for in the MSU Award Agreement. Shares of the Company's common stock equal to an "Applicable Percentage" of the "Target Number" of shares covered by the MSU awards to NEOs will be issued on the Settlement Date (defined below). The Applicable Percentage is determined by the performance provisions of the MSU Award Agreements described below. The Settlement Date for an MSU award is the third business day following the Company's public release of its annual earnings for the third fiscal year of the MSU Measurement Period.

Award Agreements provide for monthly pro-rata vesting of MSUs as of the end of the MSU Measurement Period in the event of the earlier termination of employment due to death, disability, or retirement after reaching age 65, or retirement after reaching age 55 with at least 10 years of employment with the Company. To calculate the number of MSUs vested and the corresponding number of shares to be issued on the Settlement Date, the Target Number of shares covered by the MSU awards will be adjusted according to the pro-rata portion of the Measurement Period that has elapsed as of the effective date of termination of employment. The Committee may also exercise its discretion to provide for monthly pro-rata vesting of MSUs awarded to an employee who resigns or is terminated by the Company for reasons other than good cause.

Payment of required withholding taxes due to the settlement of an MSU award, if any, will be covered through withholding of shares by the Company. The Company will issue a net number of MSU shares after withholding shares having a value on the Settlement Date equal to the required tax withholding obligation.

The performance provisions of MSU awards are based on relative TSR for the Company over the MSU Measurement Period compared to the total return ("Return") for the Index reported for total return (with dividends reinvested), as published by Russell Investments. To compute the relative TSR for the Company compared to the Return for the Index, dividends paid will be treated as reinvested as of the ex-dividend date for each declared dividend.

The Applicable Percentage of the Target Number of shares will be determined for NEOs based on the absolute percentage point difference between the TSR for the Company compared to the Return for the Index (the "Relative TSR") as set forth in the table below:

Relative TSR (absolute percentage point difference)	Applicable Percentage
≥ 20%	200%
15%	175%
10%	150%
5%	125%
Equal	100%
-5%	75%
-10%	50%
>-10%	0%

The Applicable Percentage will be determined on a straight-line sliding scale from the minimum 50% Applicable Percentage achievement level to the maximum 200% Applicable Percentage achievement level. To determine the TSR for the Company and the Return for the Index, the beginning and ending values for each measure will be determined by taking the average closing price on all market trading days within the 90 calendar days prior to the beginning of the fiscal year for the beginning of the MSU Measurement Period and all market trading days within the 90 calendar days prior to the end of the third fiscal year of the MSU Measurement Period.

In the event of a Change in Control (as defined in the 2016 Stock Incentive Plan), the MSU Measurement Period will end as of the effective date of the Change in Control and the ending values for calculating the TSR for the Company and the Return for the Index will be determined based on the closing price of the Company's common stock and the value of the Index, respectively, immediately prior to the effective date of the Change in Control. The Applicable Percentage will be applied to a proportionate amount of the Target Number of MSUs based on the portion of the Measurement Period elapsed as of the effective date of the Change in Control. The NEO will receive RSUs for the portion of the Target Number of MSUs to which the Applicable Percentage is not applied. Those RSUs will time vest, subject to rights under the NEO's Change of Control Severance Agreement, as of the Settlement Date.

Performance Share Unit or PSU Awards

PSU awards provide for vesting over a performance measurement period of the fiscal year in which the PSU awards are granted (the "PSU Measurement Year"). The PSU awards provide for vesting of PSUs equal to an "Applicable Percentage" of the "Maximum Number" of PSUs awarded to the NEOs as of the conclusion of the PSU Measurement Year. The Applicable Percentage is determined by reference to the vesting provisions of the PSU Award Agreement as described below. Restricted shares of the Company's common stock equal to the number of vested PSUs will be issued as of the "Settlement Date." The restricted shares issued upon vesting of the PSUs will be subject to a restrictive endorsement and may not be sold before termination of employment. The Settlement Date for vested PSU awards is the third business day following the Company's public release of its annual earnings for the PSU Measurement Year.

Award Agreements provide for monthly pro-rata vesting of PSUs as of the end of the PSU Measurement Year in the event of the earlier termination of employment due to death, disability, or retirement after reaching age 65, or retirement after reaching age 55 with at least 10 years of employment with the Company. To calculate the number of shares to be issued upon vesting of the PSUs, the Maximum Number of shares covered by the PSU awards will be adjusted according to the pro-rata portion of the PSU Measurement Year that has elapsed as of the effective date of termination of employment.

Payment of required withholding taxes due with respect to the settlement of any vested PSU award is covered through withholding of shares by the Company. The Company issues a net number of PSU shares after withholding shares having a value as of the Settlement Date equal to the required tax withholding obligation.

The vesting provisions of the PSUs are based on relative achievement within an established performance measure range of the Company's Global Adjusted EBITDA for the PSU Measurement Year.

For fiscal year 2023, the established performance targets for PSUs to vest are set forth in the table below:

Global Adjusted EBITDA	Applicable Percentage
≥ $106,299,000	100%
$100,871,000	5%
< $100,871,000	0%

If Global Adjusted EBITDA exceeds the performance target set at 5%, then the Applicable Percentage is determined on a straight-line basis from the implied zero percentage achievement level of $100,585,000 to the 100% Applicable Percentage achievement level, but the Applicable Percentage shall not exceed 100%.

EQUITY AWARDS – FISCAL YEAR 2023

For fiscal year 2023, equity awards to our executive officers were generally granted to satisfy goals for executive officer retention, to provide incentives for current and future performance, and to meet objectives for overall levels of compensation and pay mix. Equity awards granted to NEOs by the Committee in October 2022 are set forth below in the table under the heading, *Grants of Plan-Based Awards - Fiscal Year 2023*. In establishing award levels in October 2022 for the NEOs who would remain with the Company throughout fiscal year 2023, the Committee placed emphasis on long-term retention goals and desired incentives for current and future contributions. The RSU and MSU awards in October 2022 to our CEO were, consistent with past practice, larger than the awards to the other NEOs in recognition of his higher level of responsibility for overall Company performance and based upon market data that supports a higher level of equity compensation for our CEO. RSU awards and Target Number of shares covered by MSU awards were determined for each NEO based on an assessment of the NEO's achievement of individual performance goals as well as Company performance for fiscal year 2022 in areas over which the NEO had particular influence. The PSU awards were established by reference to each NEO's Incentive Compensation opportunity based on fiscal year 2022 base salary and fiscal year 2023 maximum Incentive Compensation opportunity; the share equivalent value of the PSUs awarded to NEOs as of the date of grant equals 50% of the NEO's maximum Incentive Compensation opportunity.

Market Share Unit or MSU Award Vesting for Three Fiscal Year Performance Achievement

On October 5, 2023, the Committee reviewed the performance measure applicable to MSU awards granted to the NEOs in October 2020. The Committee assessed the Company's relative TSR compared to the Return for the Index for the performance Measurement Period ended August 31, 2023 to calculate the number of shares of the Company's common stock for those MSU awards vesting, if any. The relative TSR compared to the Return for the Index (as an absolute percentage point difference) over the three fiscal year Measurement Period ending August 31, 2023 was 20.7% lower. As a result, based on the table above in the description of the MSU awards, the Committee certified that the Applicable Percentage of the Target Number of shares underlying the MSU awards granted in October 2020 was 0% for each of the NEOs.

The following table sets forth the Target Number of shares underlying the MSU awards granted to each NEO in October 2020, none of which vested and were forfeited:

Named Executive Officer	Target Number	Vested Shares
Steven A. Brass	1,998	-
Sara K. Hyzer	-	-
Jay W. Rembolt	749	-
Phenix Q. Kiamilev	-	-
Jeffrey G. Lindeman	154	-
Patricia Q. Olsem	874	-

Performance Share Unit or PSU Award Vesting for Fiscal Year 2023 Performance Achievement

PSU awards granted to the NEOs in October 2022 as shown in the *Grants of Plan-Based Awards – Fiscal Year 2023* table below in the **Executive Compensation** section did not vest and were forfeited without any value to the NEOs. The Company's Global Adjusted EBITDA (as described above in the description of PSU awards) was not attained as required for vesting; the Company achieved $94,876,000 for fiscal year 2023.

BENEFITS AND PERQUISITES

The NEOs are provided with standard health and welfare benefits and the opportunity to participate in the Company's 401(k) Plan, similar to those generally offered to other Company employees. U.S.-based executive officers and other employees have the right to invest the Company's contributions to the 401(k) Plan in shares of the Company's common stock as an alternative to other investment choices available under the Plan.

The Company also provides leased vehicles or a vehicle allowance to its executive officers. The costs associated with the perquisites and other personal benefits provided to the NEOs are included in the Summary Compensation Table below and separately identified for fiscal year 2023 in the footnote disclosure of such perquisites and other personal benefits.

The Committee considers the cost of the foregoing health and welfare benefits and perquisites in connection with its approval of the total compensation package for our NEOs. All such costs are considered appropriate in support of the Committee's objective of attracting and retaining high quality executive officers because they are common forms of benefits and perquisites offered to executives, who expect and compare them to competing compensation packages.

POST-EMPLOYMENT OBLIGATIONS

The Company has change of control severance agreements with each of the NEOs. The specific terms of the agreements are described below under the heading, *Change of Control Severance Agreements*. In establishing the terms and conditions of these agreements, consideration was given to including severance compensation in the event of termination of employment without cause (or for good reason) without regard to a change of control of the Company. No such provisions were included, and severance compensation is payable only following a "double-trigger": termination of employment without "cause" or for "good reason" within two years following a "change of control" of the Company (as defined in these agreements).

The Committee believes that the change of control severance agreements help ensure the best interests of stockholders by fostering continuous employment of key management personnel. As is the case in many public companies, the possibility of an unsolicited change of control exists. The uncertainty among management that can arise from a possible change of control can result in the untimely departure or distraction of key executive officers. Reasonable change of control severance agreements reinforce continued attention and dedication of executive officers to their assigned duties and support the Committee's objective of retaining high quality executives.

OTHER COMPENSATION POLICIES

EXCHANGE ACT RULE 10b5-1 TRADING PLANS AND INSIDER TRADING GUIDELINES

A description of the Company's insider trading policies applicable to our executive officers is included above in this Proxy Statement under *Insider Trading Policy – Prohibited Hedging Transactions*.

EXECUTIVE OFFICER STOCK OWNERSHIP GUIDELINES

The Board believes that the stock ownership guidelines serve to improve alignment of the interests of our executive officers and the Company's stockholders. In 2016, the Board approved guidelines for executive officer ownership of the Company's common stock. The 2016 guidelines specify that each executive officer will be expected to attain, within a period of five years from the date of appointment of the executive officer, and to maintain thereafter, equity ownership in the Company at the following levels or higher:

Position	Multiple of Current Base Salary
CEO	5x
CFO	2x
Other executive officers	1x

Compliance is determined using the higher of cost or current fair market value for shares of the Company's common stock held outright and, if applicable, shares underlying vested equity awards held by the executive officers. As of October 16, 2023, all NEOs comply with the established guidelines of stock ownership.

CLAWBACK POLICY

On June 19, 2023, the Board, in accordance with the recommendation of the Compensation Committee, adopted a clawback policy, which became effective October 2, 2023. The clawback policy applies to current and former executive officers of the Company as defined in Rule 10D-1(d) under the Exchange Act and will be administered by the Compensation Committee.

In the event that the Company is required to prepare an accounting restatement to correct the Company's material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each a "restatement"), the Company shall recover erroneously awarded incentive-based compensation from its officers. The recovery of such compensation applies regardless of (i) whether an officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement, and (ii) whether or when the Company files restated financial statements.

TAX CONSIDERATIONS

Section 162(m) of the Code limits the deductibility of compensation payable in any tax year to certain covered executive officers. Section 162(m) generally provides that a company covered by the statute cannot deduct compensation paid to its most highly paid executive officers to the extent that such compensation exceeds $1 million per officer per taxable year.

While the Committee will always seek to maximize the deductibility of compensation paid to the Company's executive officers, the Committee provides total compensation to the executive officers in line with competitive practice, the Company's compensation philosophy, and the interests of stockholders. Therefore, the Company presently pays some compensation to its executive officers that may not be deductible under Section 162(m) and it is anticipated that the Company will continue to do so.

ACCOUNTING CONSIDERATIONS

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for share-based payment awards made to employees and directors, including restricted stock awards and performance-based awards, based on the grant date fair value of these awards. Depending upon the type of performance conditions applicable to performance-based awards, ASC Topic 718 may require the recording of compensation expense over the service period for the award (usually, the vesting period) based on the grant date value (such as for our MSUs) or compensation expense may be recorded based on the expected probability of vesting over the vesting period, subject to adjustment as such probability may vary from period to period (such as for our PSUs). This calculation is performed for accounting purposes and amounts reported in the compensation tables below are based on the compensation expense expected to be recorded over the vesting periods for the awards, determined as of the grant date for the awards. In the case of our MSUs, the grant date values fix the compensation expense to be recorded over the vesting period. These amounts are reported even though our executive officers may realize more or less value from their MSU awards depending upon the actual level of achievement of the applicable performance measure. In the case of our PSUs, no value is included in the Summary Compensation Table or in the table under *Grants of Plan-Based Awards – Fiscal Year 2023* because ASC Topic 718 requires that we assess the probability of vesting of the PSUs as of the grant date. As of the grant date, we did not consider it probable that the PSUs would become vested even though it was possible that our executive officers would receive shares upon vesting of the PSUs following the end of the fiscal year upon achievement of the applicable performance measure.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of WD-40 Company's Board of Directors (the "Board") has reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this Proxy Statement and the Company's annual report on Form 10-K for the fiscal year ended August 31, 2023, and, based upon that review and discussion, recommended to the Board that it be so included.

Compensation Committee
Anne G. Saunders (Chair)
Cynthia B. Burks
Lara L. Lee
David B. Pendarvis
Gregory A. Sandfort

EXECUTIVE COMPENSATION

As August 31, 2023, none of our executive officers has an employment agreement or other arrangement, whether written or unwritten, providing for a term of employment or compensation for services rendered other than under specific arrangements, plans or programs described herein.

For fiscal year 2023, our executive officers received compensation benefits for services rendered in fiscal year 2023 as more fully described and reported in the CD&A section of this Proxy Statement and in the compensation tables below. Total cash compensation for fiscal year 2023, comprised of annual salary and earned Incentive Compensation, was 39% of total compensation for our CEO and 48% to 50% of total compensation for the other NEOs (excluding Mr. Rembolt, who was an NEO for only two months of fiscal 2023).

SUMMARY COMPENSATION TABLE

The following table shows information for the three fiscal years ended August 31, 2023, August 31, 2022, August 31, 2021 concerning the compensation of our CEO, our CFO, former CFO, and the three most highly compensated executive officers other than the CEO, CFO and former CFO as of the end of fiscal year 2023 (collectively, "NEOs"):

Name and Principal Position(s)	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Steven A. Brass	2023	$ 600,000	$ 1,394,168	$ 355,809	$ 108,676	$ 2,458,653
CEO	2022	$ 457,583	$ 825,029	$ 96,091	$ 101,180	$ 1,479,882
	2021	$ 446,422	$ 787,292	$ 714,275	$ 97,156	$ 2,045,145
Sara K. Hyzer[4]	2023	$ 315,000	$ 321,417	$ 103,212	$ 96,672	$ 836,301
CFO						
Jay W. Rembolt[5]	2023	$ 135,364	$ 434,452	$ —	$ 143,103	$ 712,919
former CFO	2022	$ 335,186	$ 360,772	$ 43,992	$ 108,469	$ 848,419
	2021	$ 327,011	$ 295,136	$ 327,011	$ 106,787	$ 1,055,945
Phenix Q. Kiamilev[6]	2023	$ 285,206	$ 294,663	$ 76,840	$ 95,591	$ 752,300
VP, General Counsel	2022	$ 271,625	$ 262,984	$ 32,001	$ 90,355	$ 656,965
and Corporate Secretary						
Jeffrey G. Lindeman[7]	2023	$ 300,000	$ 294,663	$ 89,595	$ 95,048	$ 779,306
VP, Chief People, Culture						
and Capability Officer						
Patricia Q. Olsem	2023	$ 346,934	$ 402,050	$ 145,870	$ 109,852	$ 1,004,706
Division President, Americas	2022	$ 330,413	$ 360,772	$ -	$ 101,075	$ 792,260
	2021	$ 300,375	$ 344,391	$ 294,072	$ 95,166	$ 1,034,004

[1] Stock Awards other than PSUs for fiscal years 2023, 2022, and 2021 are reported at their grant date fair values. Grant date fair value assumptions and related information is set forth in Note 2, Basis of Presentation and Summary of Significant Accounting Policies under the subsection "Stock-based Compensation" and Note 14, Stock-based Compensation, to the Company's financial statements included in the Company's Annual Report on Form 10-K filed on October 23, 2023. Stock Awards consisting of MSUs awarded in fiscal years 2023, 2022, and 2021 are included based on the value of 100% of the target number of shares of the Company's common stock to be issued upon achievement of the applicable performance measure. Stock Awards consisting of PSUs awarded for fiscal years 2023, 2022, and 2021 are reported as having no value under applicable disclosure rules and ASC Topic 718 due to the lack of any expected probability of vesting of the PSUs as of their respective grant dates, as discussed above in the CD&A section under the heading, Accounting Considerations. For achievement of the highest level of the applicable performance measure for the MSUs granted in fiscal year 2020, the NEOs other than Ms. Olsem would have received 200% of the target number of shares, and Ms. Olsem would have received 150% of the target number of shares. Since neither level of the applicable performance measures for the PSUs granted in fiscal year 2023 was achieved, NEOs did not earn these PSUs and they were forfeited.

The following table sets forth the amounts that would have been included in Stock Awards for fiscal years 2023, 2022, and 2021 for each of the NEOs based on the grant date fair values and the maximum number of shares targeted to be received under MSU and PSU award agreements.

Named Executive Officer	Year	RSUs	MSUs (Maximum)	PSUs/DPUs (Maximum)	Total Stock Awards
Steven A. Brass	2023	$ 627,672	$ 1,532,992	$ 589,264	$ 2,749,928
	2022	$ 390,025	$ 870,008	$ 352,449	$ 1,612,482
	2021	$ 389,330	$ 795,923	$ 352,160	$ 1,537,413
Sara K. Hyzer	2023	$ 144,706	$ 353,422	$ 170,160	$ 668,288
Jay W. Rembolt	2023	$ 434,452	$ —	$ —	434,452
	2022	$ 170,552	$ 380,441	$ 161,340	$ 712,333
	2021	$ 145,950	$ 298,372	$ 161,168	$ 605,490
Phenix Q. Kiamilev	2023	$ 132,661	$ 324,004	$ 125,918	$ 582,583
	2022	$ 124,323	$ 277,321	$ 117,710	$ 519,354
Jeffrey G. Lindeman	2023	$ 132,661	$ 324,004	$ 147,188	$ 603,853
Patricia Q. Olsem	2023	$ 181,008	$ 442,084	$ 187,346	$ 810,438
	2022	$ 170,552	$ 380,441	$ 162,931	$ 713,924
	2021	$ 170,308	$ 348,167	$ 162,946	$ 681,421

[2]   Amounts reported as Non-Equity Incentive Plan Compensation represent Incentive Compensation payouts under the Company's Performance Incentive Program as described in the narrative preceding the Summary Compensation Table and in the CD&A section of this Proxy Statement. Threshold, target and maximum payouts for each of the NEOs for fiscal year 2023 are set forth below in the table under the heading, Grants of Plan-Based Awards - Fiscal Year 2023.

[3]   All Other Compensation for each of the NEOs includes the following items: (i) employer profit sharing and matching contributions to the Company's 401(k) Plan ("Retirement Benefits"); (ii) dividend equivalent amounts paid to Mr. Brass and Ms. Olsem for vested DPUs that will not be settled in shares until termination of employment ("Dividend Equivalents"); (iii) perquisites and benefits which include group life, medical, dental, vision, wellness and other insurance benefits ("Welfare Benefits"); and (iv) vehicle allowance costs which include lease or depreciation expense, fuel, maintenance and insurance costs ("Vehicle Allowance").

The following table specifies the amounts included in All Other Compensation for fiscal year 2023 for each of the NEOs:

Named Executive Officer	Retirement Benefits	Dividend Equivalents	Death Benefits	Welfare Benefits	Vehicle Allowance	Total All Other Compensation
Steven A. Brass	$ 53,611	$ 353	$ -	$ 40,235	$ 14,477	$ 108,676
Sara K. Hyzer	$ 53,611	$ -	$ -	$ 25,061	$ 18,000	$ 96,672
Jay W. Rembolt	$ 53,611	$ 756	$ 3,394	$ 12,798	$ 72,544	$ 143,103
Phenix Q. Kiamilev	$ 53,611	$ -	$ -	$ 23,980	$ 18,000	$ 95,591
Jeffrey G. Lindeman	$ 53,611	$ -	$ -	$ 27,340	$ 14,097	$ 95,048
Patricia Q. Olsem	$ 53,611	$ -	$ -	$ 39,117	$ 17,124	$ 109,852

[4]   Ms. Hyzer was appointed CFO effective November 1, 2022. Accordingly, only her compensation for the fiscal year ended August 31, 2023 is presented..

[5]   Mr. Rembolt retired as CFO effective October 31, 2022. His vehicle allowance includes a "grossed up" amount to cover the cost of buying out his vehicle lease as part of his Transition Arrangements discussed in further detail under "Summary of Retirement Arrangements with Jay W. Rembolt".

[6]   Ms. Kiamilev was not an NEO for the fiscal year 2021. Accordingly, only her compensation for the fiscal years ended August 31, 2023 and August 31, 2022 is presented..

[7]   Mr. Lindeman was not an NEO for the fiscal years 2022 or 2021. Accordingly, only his compensation for the fiscal year ended August 31, 2023 is presented.

PAY VERSUS PERFORMANCE TABLE

The following table sets forth information concerning the compensation of our NEOs for each of the fiscal years ended August 31, 2023, 2022 and 2021, and our financial performance for each such fiscal year. The tabular and narrative disclosures provided are intended to be calculated in a manner consistent with applicable SEC rules and may reflect reasonable estimates and assumptions where appropriate.

Fiscal Year	Summary Compensation Table Total PEO(1)	Compensation Actually Paid to PEO(1)(2)	Average Summary Compensation Table Total for Non-PEO NEOs(1)	Average Compensation Actually Paid to Non-PEO NEOs (1)(2)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return (3)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return (3)	Net Income (in 000s)(4)	Global Adjusted EBITDA Pre-GRP (in 000s)(5)	Global Adjusted EBITDA Post-GRP (in 000s)(5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(i)
2023	$ 2,458,653	$ 3,144,715	$ 817,106	$ 856,616	$ 109.96	$ 121.63	$ 65,993	$ 102,680	$ 94,734
2022	$ 3,632,413	$ 3,455,230	$ 945,276	$ 723,035	$ 95.05	$ 118.07	$ 67,329	$ 96,299	$ 93,258
2021	$ 3,729,888	$ 4,241,228	$ 1,267,213	$ 1,490,577	$ 118.59	$ 145.58	$ 70,229	$ 117,362	$ 105,932

1

Fiscal Year	Principal Executive Officer ("PEO")	Non-PEO NEOs
2023	Steven A. Brass	Jay W. Rembolt, Sara K. Hyzer, Phenix Q. Kiamilev, Jeffrey G. Lindeman, and Patricia Q. Olsem
2022	Garry O. Ridge	Steven A. Brass, Jay W. Rembolt, Phenix Q. Kiamilev, and Patricia Q. Olsem
2021	Garry O. Ridge	Steven A. Brass, Jay W. Rembolt, William B. Noble, and Patricia Q. Olsem

2 *In calculating the "compensation actually paid" amounts reflected in these columns, the fair value or change in fair value, as applicable, of the equity award adjustments included in such calculations were computed in accordance with FASB ASC Topic 718. Time-vested RSU grant date fair values are calculated using the stock price as of date of grant. In accordance with the relevant rules, the fair values were remeasured as of the end of each fiscal year and as of each vesting date, during the years displayed in the table, using the stock price as of fiscal year end and as of each vesting date, respectively. Performance-based market share unit ("MSU") fair values are calculated based on the Monte-Carlo valuation model as of the date of grant. Adjustments have been made using performance-based market share unit fair values as of each measurement date using the stock price as of the measurement date and updated Monte-Carlo assumptions. Performance-vested restricted stock ("PSU") fair values are valued at zero at each respective measurement date, given all outstanding PSUs were accrued at and estimated to be earned below threshold (i.e., all shares forfeited) as of each respective measurement date. We provide information regarding the assumptions used to calculate the valuation of the awards in Notes 13 to the consolidated financial statements included in the Annual Report on Form 10-K filed on October 23, 2023.*

In the calculation of "Compensation Actually Paid" and presented in the table, the following amounts were deducted and added:

Fiscal Year	Named Executive Officer	Summary Compensation Table	Grant Date Fair Value of Awards Granted in Fiscal Year	Year End Fair Value of Unvested Awards Granted in Fiscal Year	Change in Fair Value of Unvested Prior Year Awards	Change in Fair Value of Vested Prior Year Awards	Fair Value of Prior Year Awards Canceled as of Prior FYE	Total Equity Adjustments	Compensation Actually Paid
		(1)	(2)	(3)	(4)	(5)	(6)	(7)=(3)+(4)+(5)+(6)	(8) = (1)-(2)+(7)
2023	PEO	$ 2,458,653	$ 1,394,168	$ 1,828,439	$ 325,414	$ (73,622)	$ —	$ 2,080,231	$ 3,144,715
	Non-PEO NEOs	$ 817,106	$ 349,449	$ 339,752	$ 65,858	$ 81,798	$ (98,449)	$ 388,959	$ 856,616
2022	PEO	$ 3,632,413	$ 2,621,233	$ 2,339,006	$ (1,549,806)	$ 1,654,850	$ —	$ 2,444,050	$ 3,455,230
	Non-PEO NEOs	$ 945,276	$ 452,389	$ 369,658	$ (310,655)	$ 171,144	$ —	$ 230,147	$ 723,035
2021	PEO	$ 3,729,888	$ 1,574,584	$ 1,767,540	$ (1,376,274)	$ 1,694,658	$ —	$ 2,085,924	$ 4,241,228
	Non-PEO NEOs	$ 1,267,213	$ 397,784	$ 446,715	$ (199,676)	$ 374,109	$ —	$ 621,148	$ 1,490,577

3 *The Company Total Shareholder Return ("TSR") and the Company's Peer Group TSR reflected in these columns for each applicable fiscal year is calculated based on a fixed investment of $100 at the applicable measurement point on the same cumulative basis as is used in Item 201(e) of Regulation S-K. The peer group used to determine the Company's Peer Group TSR for each applicable fiscal year is the following published industry index, as disclosed in our Annual Report on Form 10-K for the year ended August 31, 2023 pursuant to Item 201(e) of Regulation S-K: Russell 2000® Index ("Russell 2000"). The Russell 2000 was chosen because we do not believe we can reasonably identify any other industry index or specific peer issuer that would offer a meaningful comparison.*

4 *Represents the amount of net income, reflected in the Company's audited financial statements for the year indicated.*

[5] We have selected Global Adjusted EBITDA Pre-GRP and Global Adjusted EBITDA Post-GRP as our most important financial measures (that are not otherwise required to be disclosed in the table) used to link "compensation actually paid" to our NEOs to Company performance for fiscal year 2023. Given our Compensation Committee determines the incentive compensation and the PSUs for the NEOs for 2023 based on achievement of this measure (Global Adjusted EBITDA), and the similarity between the measures, we deemed both the Pre-GRP and Post-GRP Global Adjusted EBITDA as relevant. See additional information in the Compensation Discussion and Analysis section of our Proxy Statement.

Pay-versus-Performance Comparative Disclosure

The following tables reflect the relationships between compensation actually paid ("CAP" in the graphics below) to our PEO, and the average of compensation actually paid to our non-PEO NEOs, to (i) our net income, (ii) our Global Adjusted EBITDA (both Pre-GRP and Post-GRP) for the fiscal years 2021, 2022 and 2023, and (iii) the Company's cumulative TSR and our peer group TSR for the same period.







Pay-versus-Performance Tabular List

We believe the following list reflects the most important financial performance measures used by us to link compensation actually paid to our NEOs to company performance for the fiscal year ended August 31, 2023:

- Global Adjusted EBITDA Pre-GRP;
- Global Adjusted EBITDA Post-GRP;
- Regional Adjusted EBITDA; and
- Relative Total Shareholder Return

GRANTS OF PLAN-BASED AWARDS - FISCAL YEAR 2023

In addition to base salary and Performance Incentive Compensation for fiscal year 2023, NEOs were granted RSU, MSU and PSU awards under the Company's 2016 Stock Incentive Plan as shown in the table below. Descriptions of the RSU, MSU and PSU awards are provided above in the CD&A section under the heading, *Equity Compensation.*

The table also contains information with respect to Performance Incentive Program opportunity awards for fiscal year 2023 as described above in the CD&A section under the heading, *Performance Incentive Program*. The table provides threshold, target and maximum payout information relating to the Company's fiscal year 2023 Performance Incentive Program.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Options Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven A. Brass	10/10/2022	$ 1	$ 600,000	$ 1,200,000					
	10/10/2022 (MSU)				1,876	3,752	7,504		$ 766,496
	10/10/2022 (RSU)							3,752	$ 627,672
	10/10/2022 (PSU)				173		3,463		$ -
Sara K. Hyzer	10/10/2022	$ 1	$ 173,250	$ 346,500					
	10/10/2022 (MSU)				432	865	1,730		$ 176,711
	10/10/2022 (RSU)							865	$ 144,706
	10/10/2022 (PSU)				50		1,000		-
Jay W. Rembolt	10/10/2022	$ 1	$ 60,914	$ 121,828					
	10/10/2022 (MSU)				-	-	-		$ -
	10/10/2022 (RSU)							2,597	$ 434,452
	10/10/2022 (PSU)				-		-		$ -
Phenix Q. Kiamilev	10/10/2022	$ 1	$ 128,343	$ 256,685					
	10/10/2022 (MSU)				396	793	1,586		$ 162,002
	10/10/2022 (RSU)							793	$ 132,661
	10/10/2022 (PSU)				37		740		-
Jeffrey G. Lindeman	10/10/2022	$ 1	$ 150,000	$ 300,000					
	10/10/2022 (MSU)				396	793	1,586		$ 162,002
	10/10/2022 (RSU)							793	$ 132,661
	10/10/2022 (PSU)				43		865		-
Patricia Q. Olsem	10/10/2022	$ 1	$ 190,814	$ 381,627					
	10/10/2022 (MSU)				541	1,082	2,164		221,042
	10/10/2022 (RSU)							1,082	181,008
	10/10/2022 (PSU)				55		1,101		-

[1] The Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent Threshold, Target and Maximum payouts under the Company Performance Incentive Program for Incentive Compensation payable for fiscal year 2023 performance. The Target amount represents 50% of the Maximum payout for each NEO. The Maximum amount represents the Incentive Compensation opportunity for each NEO that assumes full achievement of the performance measures for Level A of the Performance Incentive Program (as more fully discussed above in the CD&A section under the heading, Performance Incentive Program) and attainment by the Company of a level of Global Adjusted EBITDA sufficient to maximize such payouts under Level C of the Performance Incentive Program.

[2] The Estimated Future Payouts Under Equity Incentive Plan Awards represent the Threshold, Target and Maximum number of shares to be issued upon performance vesting of MSU and PSU awards as described in the CD&A section under the heading, Equity Compensation. There is no applicable Target number of shares for PSU awards to be earned by the NEOs.

[3] All Other Stock Awards represent RSUs described in the CD&A section under the heading, Equity Compensation.

[4] Information relating to the amounts disclosed as the Grant Date Fair Value of Stock Awards is included in footnote 1 to the Summary Compensation Table above.

OUTSTANDING EQUITY AWARDS AT 2023 FISCAL YEAR END

The following table provides detailed information concerning the RSU and MSU awards that were not vested as of the end of the last fiscal year for each of the NEOs:

Named Executive Officer	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Steven A. Brass	5,557	$ 1,194,033	14,976	$ 3,217,893
Sara K. Hyzer	1,237	$ 265,794	2,858	$ 614,098
Jay W. Rembolt[4]	—	$ —	1,924	$ 413,410
Phenix Q. Kiamilev	1,157	$ 248,605	2,694	$ 578,860
Jeffrey G. Lindeman	1,057	$ 227,118	2,305	$ 495,275
Patricia Q. Olsem	1,870	$ 401,807	5,432	$ 1,167,174

[1] Represents RSU awards to the NEOs that were not vested as of the fiscal year end.

[2] The Market Value of the shares or units that were not vested as of the fiscal year end is based on $214.87 per share or unit, which was the closing price of the Company's common stock on August 31, 2023.

[3] Represents the maximum number of shares to be issued with respect to MSU awards granted to the NEOs that were not vested as of the fiscal year end. The maximum number of shares to be issued with respect to MSU awards equals the number of shares to be issued with respect to the MSU awards upon achievement of the highest level of achievement for such MSU awards as described above in the CD&A section under the heading, Equity Compensation. MSU awards from October 2020 that would have vested in October 2023 had the performance targets been attained are included because certification of results did not occur until after the fiscal year 2023 ended.

[4] Mr. Rembolt retired from the Company before the end of fiscal 2023.

STOCK VESTED – FISCAL YEAR 2023

The following table sets forth the number of shares of the Company's common stock acquired upon the vesting of RSU awards in the Company's last fiscal year and the aggregate dollar value realized with respect to such vested RSU awards. No shares of stock were issued with respect to MSU and PSU awards that would have vested on August 31, 2023 had performance targets been attained.

| | Stock Awards | |
| | Number of Shares Acquired on Vesting[1] (#) | Value Realized on Vesting[2] ($) |
Named Executive Officer		
Steven A. Brass	1,826	$ 270,942
Sara K. Hyzer	192	$ 28,489
Jay W. Rembolt	4,376	$ 800,879
Phenix Q. Kiamilev	190	$ 28,192
Jeffrey G. Lindeman	215	$ 31,902
Patricia Q. Olsem	778	$ 115,440

[1] *The Number of Shares Acquired on Vesting includes shares of the Company's common stock issued on October 24, 2022 upon vesting of RSU awards.*

[2] *The Value Realized on Vesting for the RSUs on October 24, 2022 is calculated based on the number of vested RSU awards multiplied by the closing price of $148.38 for the Company's common stock on such date.*

NONQUALIFIED DEFERRED COMPENSATION – FISCAL YEAR 2023

The following table provides information concerning compensation received by the NEOs that is subject to deferral under applicable RSU and DPU award agreements:

Named Executive Officer	Aggregate Earnings in Last FY[1] ($)	Aggregate Balance at Last FYE[2] ($)
Steven A. Brass	$ 2,777	$ 23,206
Sara K. Hyzer	$ —	$ —
Jay W. Rembolt[3]	$ —	$ —
Phenix Q. Kiamilev	$ —	$ —
Jeffrey G. Lindeman	$ —	$ —
Patricia Q. Olsem	$ 2,288	$ 19,123

[1] *The Aggregate Earnings in Last FY represents the increase in value from August 31, 2022 to August 31, 2023 of the shares underlying deferred settlement of RSUs and vested DPUs held by each NEO that will be settled in shares of the Company's common stock following termination of employment as disclosed in footnotes to the table under the heading, Security Ownership of Certain Beneficial Owners and Management. The number of such deferred settlement of RSUs and vested DPUs for each NEO was multiplied by the difference in the closing price of the Company's common stock on August 31, 2023 of $214.87 and on August 31, 2022 of $189.16, an increase in value of $25.71 per share. Amounts shown are not included as compensation in the Summary Compensation Table for fiscal year 2023.*

[2] *The Aggregate Balance at Last FYE represents the value as of August 31, 2023 of the deferred settlement of RSUs and any vested DPUs held by each NEO as noted in these footnotes. The value for each deferred settlement of RSU and each vested DPU is based on the closing price of the Company's common stock on August 31, 2023, which was $214.87 per share. The underlying deferred settlement of RSUs and vested DPUs were included in prior disclosures for the NEOs to the extent that the NEOs were included in Summary Compensation Table disclosures for the years in which such awards were first granted to the NEOs.*

[3] *Mr. Rembolt retired from the Company before the end of fiscal 2023.*

CHANGE OF CONTROL SEVERANCE AGREEMENTS

The Company entered into Change of Control Severance Agreements ("CoC Agreements") with each of the NEOs. The CoC Agreements provide that each executive officer will receive certain severance benefits if his or her employment is terminated without "Cause" or if he or she resigns for "Good Reason," as those terms are defined in the CoC Agreements, within two years after a "Change of Control" as defined in the CoC Agreements and summarized below. If the executive officer's employment is terminated during the aforementioned two-year period by the Company without "Cause" or by the executive officer for "Good Reason", the executive officer will be entitled to a lump sum payment (subject to limits provided by (a) reference to Section 280G of the Code which limits the deductibility of certain payments to executives upon a change in control or (b) alternative reduction order if such method would result in a greater economic benefit to the executive on an after-tax basis) of twice the executive officer's salary, calculated based on the greater of the executive officer's then current annual salary or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination), plus twice the executive officer's earned Incentive Compensation, calculated based on the greater of the most recent annual earned Incentive Compensation or a five-year average (or, if less, the number of full fiscal years during which the executive has been employed by the Company prior to the date of termination). Further, any of the executive officer's outstanding equity incentive awards that are not then fully vested (with the exception of PSU awards), will be accelerated and vested in full following such termination of employment within such two-year period and the executive officer will be entitled to continuation of health and welfare benefits under the Company's then existing benefit plans or equivalent benefits for a period of up to two years from the date of termination of employment. No employment rights or benefits other than the change of control severance benefits described in this paragraph are provided by the CoC Agreements.

For purposes of the CoC Agreements and subject to the express provisions and limitations contained therein, a "Change of Control" means a transaction or series of transactions by which a person or persons acting together acquire more than 30% of the Company's outstanding shares; a change in a majority of the incumbent members of the Company's Board as specified in the CoC Agreements, a reorganization, merger or consolidation as specified in the CoC Agreements or a sale of substantially all of the assets or complete liquidation of the Company. As specified more particularly in the CoC Agreements, a "Change of Control" does not include a reorganization, merger or consolidation or a sale or liquidation where a majority of the incumbent members of the Company's Board continue in office and more than 60% of the successor company's shares are owned by the Company's pre-transaction stockholders.

The CoC Agreements have a term of two years, subject to automatic renewal for successive two-year periods unless notice of non-renewal is provided by the Company's Board not less than six months prior to the end of the current term. The term of the CoC Agreements will be automatically extended for a term of two years following any "Change of Control."

The following table sets forth the estimated amounts payable to each of the NEOs, except for Mr. Rembolt, pursuant to their respective CoC Agreements on the assumption that the employment of each NEO was terminated without "Cause" or otherwise for "Good Reason" effective as of the end of fiscal year 2023 following a "Change of Control" as provided for in the CoC Agreements. Mr. Rembolt's CoC Agreement terminated upon his retirement as CFO effective October 31, 2022. The table also includes the value, as of the end of the fiscal year, of all unvested RSU and MSU awards as of the end of fiscal year 2023.

Named Executive Officer	Severance Pay[1]		Welfare Benefits[2]		Accelerated Vesting of RSUs and MSUs[3]		Total Change of Control Severance Benefits
Steven A. Brass	$	1,712,356	$	74,414	$	2,802,980	$ 4,589,750
Sara K. Hyzer	$	705,806	$	46,586	$	572,843	$ 1,325,235
Phenix Q. Kiamilev	$	634,414	$	44,688	$	538,035	$ 1,217,137
Jeffrey G. Lindeman	$	743,162	$	51,282	$	500,433	$ 1,294,877
Patricia Q. Olsem	$	885,382	$	74,414	$	985,394	$ 1,945,190

[1]   Severance Pay includes two times the Salary reported in the Summary Compensation Table for fiscal year 2023 plus two times Non-Equity Incentive Plan Compensation received for fiscal year 2021.

[2]   Welfare Benefits includes an estimate of the Company's cost to provide two years of continuation coverage under the Company's welfare benefit plans, which does not include life insurance or long-term disability insurance. The estimate is based on the Company's cost of such coverage for fiscal year 2023.

[3] *Acceleration of vesting of RSU and MSU awards is governed by applicable provisions of the CoC Agreements and the RSU and MSU Award Agreements. The value included for accelerated vesting of RSU and MSU awards is based on $214.87, the closing price of the Company's common stock on August 31, 2023. Except for MSUs awards from October 12, 2020 that did not vest because attainment was not achieved and therefore lapsed, MSUs awarded are valued for this purpose based upon the Target Number of shares of the Company's common stock to be issued with respect to the MSUs as described above in the CD&A section under the heading, Equity Compensation.*

SUMMARY OF RETIREMENT ARRANGEMENTS WITH JAY W. REMBOLT

In connection with Mr. Rembolt's retirement as Vice President, Finance, Treasurer and CFO, effective October 31, 2022, the Company and Mr. Rembolt entered into the following transition arrangements to assist with leadership transition and global strategy: (i) until January 6, 2023 ("Retirement Date"), Mr. Rembolt would remain an employee, but in a non-executive officer capacity serving as a strategic advisor, and would (a) continue to receive his then base salary of $27,932 per month and benefits, including vehicle lease payments, and (b) continue to vest in any outstanding unvested equity awards; (ii) receive an award of 2,597 RSUs under the 2016 Stock Incentive Plan, (iii) for up to three months after his Retirement Date, Mr. Rembolt would provide consulting services to the Company on an as-needed basis at a rate of $250 per hour; and (iv) the Company would pay approximately $38,000 to buy out the vehicle lease and transfer title to Mr. Rembolt ("Transition Arrangements").

The grant of 2,597 RSUs in October 2022 is reflected in the applicable tables disclosing Mr. Rembolt's stock awards.

The Transition Arrangements were disclosed in the Company's Current Report on Form 8-K/A filed with the SEC on October 14, 2022.

CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC, the pay ratio of the total annual compensation of our CEO, Mr. Brass, to that of the Company's "median employee" for fiscal year 2023 was approximately 26:1. To determine the CEO pay ratio, the total annual compensation for the median employee for fiscal year 2023 was calculated to be $94,475, which included the same elements of compensation required to be in the Summary Compensation Table, and was calculated in the same manner as the CEO's total annual compensation, which was $2,458,653 for fiscal year 2023.

SEC rules allow the Company to identify its median employee once every three years unless there has been a change in its employee population or employee compensation arrangements that it reasonably believes would result in a significant change in its pay ratio disclosure. The Company used the same median employee for fiscal year 2023 as fiscal year 2021, after considering the changes to employee population and compensation programs during 2023, as well as the 2023 compensation of the median employee.

We identified the Company's median employee from all 557 employees of the Company (excluding the CEO) as of August 31, 2021. We included employees, including full-time, part-time and temporary employees, located in 17 countries at such time. To identify the Company's median employee in fiscal year 2021, we calculated total compensation for fiscal year 2021 for each employee other than the CEO by including salary or regular hourly wages paid in the fiscal year, Incentive Compensation paid during the fiscal year under the Company's Performance Incentive Program, and the grant date value of RSUs and MSUs granted to employees in the fiscal year. Compensation paid to employees who were hired after the beginning of fiscal year 2021 or who terminated prior to the end of the fiscal year 2021 was not annualized. For employees who received compensation denominated in a foreign currency, such amounts were converted to U.S. dollars using average annual exchange rates as of August 31, 2021.

As of August 31, 2023, the Company employed 635 employees located in 15 countries. The Company's median employee is located in the U.S.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain equity compensation plan information as of August 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	137,829[2]	N/A	172,878
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	137,829	N/A	172,878

[1] *The 2016 Stock Incentive Plan, which authorizes the grant of 1,000,000 shares of common stock, was approved by our stockholders at our 2016 annual meeting.*

[2] *Represents shares of common stock subject to unvested 79,816 RSUs, vested 2,916 DPUs, and 33,949 MSU and 21,128 PSU awards assuming the issuance of shares based on target performance.*

AUDIT-RELATED MATTERS

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLC ("PwC") for fiscal years 2023 and 2022:

	2023	2022
Audit fees[1]	$ 1,676,812	$ 1,642,950
Audit-related fees[2]	$ 25,000	$ —
Tax fees[3]	$ 254,000	$ 189,025
All other fees[4]	$ 900	$ 900
Total fees	$ 1,956,712	$ 1,832,875

[1] *Professional services rendered for the audit of the Company's consolidated annual financial statements, the review of the interim consolidated financial statements included in quarterly reports, and services normally provided by PwC in connection with statutory and regulatory filings or engagements.*

[2] *Assurance and related services reasonably related to the audit and/or review of the Company's consolidated financial statements that are not reported under "Audit Fees"*

[3] *Tax return preparation, tax compliance, tax advice and/or tax planning services*

[4] *Access provided by PwC to its online research reference and disclosure checklist materials*

The possible effect on the independence of the auditor is considered by the Audit Committee. There is no direct or indirect understanding or agreement that places a limit on current or future years' audit fees or permissible non-audit products and services.

Pre-approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permissible non-audit products and services provided by the auditor. These products and services may include audit services, audit-related services, tax services, software and other products or services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The auditor and management are required to periodically report to the Audit Committee regarding the extent of services provided by the auditor in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All services described above received pre-approval pursuant to the aforementioned policies and procedures that were established to comply with SEC rules that require pre-approval of audit and non-audit services.

Related Party Transactions Review and Oversight

The Audit Committee has responsibility for review and oversight of related party transactions for potential conflicts of interest. Related party transactions include any independent business dealings between the Company and related parties who consist of, or are related to, the Company's executive officers, directors, director nominees and holders of more than 5% of the Company's shares. Such transactions include business dealings with parties in which any related party has a material direct or indirect interest. The Audit Committee has adopted a written policy to provide for its review and oversight of related party transactions. Executive officers and directors are required to notify the Corporate Secretary of the Company of any proposed or existing related party transactions in which they have an interest. The Corporate Secretary and the Audit Committee also rely upon the Company's disclosure controls and procedures adopted pursuant to Exchange Act rules for the purpose of assuring that matters requiring disclosure, including transactions that may involve a related party or may otherwise involve the potential for conflicts of interests, are brought to the attention of management and the Audit Committee on a timely basis. Certain related party transactions do not require Audit Committee review and approval. Such transactions are considered pre-approved. Pre-approved transactions include:

- compensation arrangements approved by the Compensation Committee or the Board and expense reimbursements consistent with the Company's expense reimbursement policy;
- transactions in which the related party's interest is derived solely from the fact that he or she serves as a director of another corporation that is a party to the transaction;
- transactions in which the related party's interest is derived solely from his or her ownership (combined with the ownership interests of all other related parties) of not more than a 5% beneficial interest (but excluding any interest as a general partner of a partnership) in an entity that is a party to the transaction; and
- transactions available to all employees of the Company generally.

If a related party transaction is proposed or if an existing transaction is identified, the Audit Committee has authority to disapprove, approve or ratify the transaction and to impose such restrictions or other limitations on the transaction as the Committee may consider necessary to best assure that the interests of the Company are protected and that the related party involved is not in a position to receive an improper benefit. In making such determination, the Audit Committee considers such factors as it deems appropriate, including without limitation (i) the benefits to the Company of the transaction; (ii) the commercial reasonableness of the terms of the transaction; (iii) the dollar value of the transaction and its materiality to the Company and to the related party; (iv) the nature and extent of the related party's interest in the transaction; (v) if applicable, the impact of the transaction on a non-employee director's independence; and (vi) the actual or apparent conflict of interest of the related party participating in the transaction.

During the fiscal year ended August 31, 2023, there were no transactions required to be reported pursuant to the requirements of Item 404(a) of Regulation S-K under the Exchange Act.

AUDIT COMMITTEE REPORT

In accordance with its charter, the Audit Committee provides assistance to the Company's Board of Directors ("Board") in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing, and reporting practices of the Company, including assessment of the effectiveness of internal controls over financial reporting. Each member of the Audit Committee meets the independence criteria prescribed by applicable regulations and rules of the Securities and Exchange Commission ("SEC") for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards.

Management is responsible for preparing the Company's financial statements in accordance with generally accepted accounting principles in the U.S. ("GAAP") and for establishing and maintaining internal control over financial reporting. The Company's independent registered public accounting firm ("auditor") is responsible for performing an integrated audit of the Company's financial statements and internal control over financial reporting and expressing opinions as to whether the financial statements have been prepared in accordance with GAAP and as to management's assessment of the effectiveness of internal control over financial reporting.

The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended August 31, 2023. The Audit Committee discussed and reviewed with management the audited financial statements and management's assessment of the effectiveness of its internal controls over financial reporting. The Audit Committee discussed and reviewed with the Company's auditor the audited financial statements and the auditor's attestation report regarding effectiveness of management's internal controls over financial reporting. The Audit Committee also discussed with the auditor those matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications with Audit Committees, which provides that certain matters related to the conduct of the financial statement audit are to be communicated to the Audit Committee and under the applicable requirements of the SEC. In fulfilling its oversight responsibilities, the Audit Committee met separately with management and separately with the Company's auditor to discuss results of audit examinations and evaluations of internal controls.

The Audit Committee is responsible for the appointment, retention, compensation, and oversight of the Company's auditor. In this regard, the Audit Committee discussed with the auditor its independence from management and the Company, including matters in written documents and a letter received from the auditor as required by PCAOB Rule 3526, Communication with Audit Committees Concerning Independence. In evaluating the auditor's independence, the Audit Committee also considered whether the auditor's provision of any non-audit services impaired or compromised its independence.

The Audit Committee considered several factors in selecting PricewaterhouseCoopers LLP ("PwC") as the Company's auditor, including its independence and internal quality controls, the overall depth of talent, and its familiarity with the Company's businesses and internal controls over financial reporting. Further, in conjunction with the mandated rotation of an auditor's lead, concurring and/or relationship partner (each an "audit partner"), the Audit Committee and its chair oversee and are directly involved in the selection process for any change in audit partners.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its annual report on Form 10-K for its fiscal year ended August 31, 2023, and that PwC serve as the Company's auditor for the fiscal year ending August 31, 2024.

Audit Committee
Daniel T. Carter, Chair
Cynthia B. Burks
Lara L. Lee
Edward O. Magee, Jr.
Trevor I. Mihalik
Graciela I. Monteagudo
David B. Pendarvis

STOCKHOLDER PROPOSALS OR DIRECTOR NOMINATIONS
FOR OUR 2024 ANNUAL MEETING

For a stockholder proposal otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in our Proxy Statement for our 2024 annual meeting, it must be received by us at our principal office, 9715 Businesspark Avenue, San Diego, CA 92131 on or before July 5, 2024.

For an eligible stockholder or group of stockholders to nominate a director nominee for election at our 2024 annual meeting pursuant to the proxy access provision of our Bylaws, such eligible stockholder or group of stockholders must comply with the then current advance notice requirements in our Bylaws and deliver the proposal to our Corporate Secretary (i) no earlier than June 5, 2024 and and (ii) no later than 5:00 p.m., Pacific Time, on July 5, 2024 in order for such proposal to be considered timely. In addition, our Bylaws require the eligible stockholder or group of stockholders to update and supplement such information as of specified dates.

In addition, if a stockholder desires to bring business (including director nominations) before our 2024 annual meeting that is not the subject of a proposal timely submitted for inclusion in our 2024 Proxy Statement, written notice of such business, as currently prescribed in our Bylaws, must be received by our Corporate Secretary between June 5, 2024 and 5:00 p.m., Pacific Time, on July 5, 2024.

For additional requirements, a stockholder may refer to our current Bylaws, Article II, Section 2.14, "Notice of Stockholder Proposals," Article II, Section 2.15, "Nomination of Directors," and Article II, Section 2.17, "Proxy Access," a copy of which may be obtained from our Corporate Secretary upon request and without charge or may be obtained by accessing our filings on the SEC's website at *www.sec.gov*. See "Communications with the Board" for contact information. If we do not receive timely notice pursuant to our Bylaws, the proposal will be excluded from consideration at the annual meeting.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees for the 2024 annual meeting other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 13, 2024, which is 60 days prior to the anniversary date of the annual meeting.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. When used in this Proxy Statement, the words "estimated," "anticipated," "expect," "believe," "project," "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include discussions of strategy, plans or intentions of management. Forward-looking statements are subject to risks, uncertainties, and assumptions about the Company, and future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act or the Exchange Act, which might incorporate future filings made by us under those statutes, the preceding Compensation Committee Report and Audit Committee Report will not be incorporated by reference into any of those prior filings, nor will any such reports be incorporated by reference into any future filings made by the Company under those statutes. In addition, information on our website, other than our Proxy Statement, Notice of 2023 Annual Meeting of Stockholders and form of proxy, is not part of the proxy soliciting material and is not incorporated herein by reference.


By Order of the Board of Directors,

Phenix Q. Kiamilev

Vice President, General Counsel and Corporate Secretary


Dated: November 2, 2023

WD-40 COMPANY
2016 STOCK INCENTIVE PLAN

(As Amended and Restated Effective [December 12], 2023)

1.   Establishment, Objectives and Duration.

(a)   <u>Amendment and Restatement of the Plan</u>. This amended and restated WD-40 Company 2016 Stock Incentive Plan (the "<u>Plan</u>") permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Dividend Equivalents and Other Stock-Based Awards. This Plan constitutes an amendment and restatement of the WD-40 Company 2016 Stock Incentive Plan, which became effective on December 13, 2016 (the "<u>Original Plan</u>). This amended and restated Plan will be effective on the Restatement Effective Date. In the event stockholders of WD-40 Company (the "<u>Company</u>") do not approve this amended and restated Plan, the Original Plan will continue in full force and effect on its existing terms and conditions.

(b)   <u>Definitions.</u> Definitions of capitalized terms used in the Plan are contained in the attached Glossary, which is incorporated as part of the Plan.

(c)   <u>Objectives of the Plan</u>. The objectives of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Participants and to optimize the profitability and growth of the Company through incentives that are consistent with the Company's goals and that link the personal interests of Participants to those of the Company's stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants who make or are expected to make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

(d)   <u>Duration of the Plan</u>. The Plan shall be in effect until terminated under Article 20; provided, however, that no Incentive Stock Option may be granted after the tenth (10th) anniversary of the date on which this amended and restated Plan is approved by the Board.

2.   Administration of the Plan.

(a)   <u>The Committee</u>. The Plan shall be administered by the Committee.

(b)   <u>Authority of the Committee</u>. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Committee hereunder), and except as otherwise provided by the Board, the Committee shall have full and final authority in its discretion to take all actions determined by the Committee to be necessary in the administration of the Plan, including, without limitation, discretion to:

(i)   select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder;

(ii)   determine whether and to what extent Awards are granted hereunder;

(iii)   determine the size and types of Awards granted hereunder;

(iv)   approve forms of Award Agreement for use under the Plan;

(v)   determine the terms and conditions of any Award granted hereunder;

(vi)   establish performance goals for any performance period and determine whether such goals were satisfied;

(vii)   subject to Section 20(d), amend the terms of any outstanding Award granted under the Plan at any time, including following a Participant's termination of Continuous Service or in the event of a Change in Control, and provided further, that any amendment that would adversely affect the Participant's rights under an outstanding Award shall not be made without the Participant's written consent;

(viii)   construe and interpret the terms of the Plan and any Award Agreement entered into under the Plan, and to decide all questions of fact arising in its application; and

(ix)   take such other action, not inconsistent with the terms of the Plan, as the Committee deems appropriate.

Notwithstanding the foregoing, except as Applicable Laws may require the grant of an Award to be authorized only by the Committee, the Board shall have full authority to administer the Plan and act as the "Committee" hereunder.

(c) <u>Delegation of Authority</u>. To the extent permitted by Applicable Law, the Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 2; provided, however, that in no event shall an officer of the Company be delegated the authority to grant awards to, amend awards held by, or take administrative actions with respect to Awards held by, the following individuals: (i) individuals who are subject to Section 16 of the Exchange Act, or (ii) officers of the Company (or Directors) to whom authority to grant, amend or administer Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation, and the Board or the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 2(c) shall serve in such capacity at the pleasure of the Board and the Committee.

(d) <u>Effect of Committee's Decisions</u>. All decisions, determinations and interpretations of the Committee shall be final, binding and conclusive on all persons, including the Company, its Subsidiaries, its stockholders, Employees, Directors, Consultants and their estates and beneficiaries.

3. **Shares Subject to the Plan; Effect of Grants; Individual Limits**.

(a) <u>Number of Shares Available for Grants</u>. Subject to adjustment as provided in Section 18 hereof, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 2,000,000 Shares. If any Award lapses, expires, terminates or is canceled or settled in cash (in whole or in part), the Shares subject to such Award shall, to the extent of such lapsing, expiration, termination, cancellation or cash settlement, not be treated as having been issued under the Plan and shall again be available for issuance of Awards under the Plan in accordance with Section 3(b) below. Any Shares subject to a Full-Value Award that are forfeited by a Participant or repurchased by the Company at the same price paid by the Participant so that such Shares are returned to the Company shall not be treated as having been issued under the Plan and shall again be available for issuance of Awards under the Plan in accordance with Section 3(b) below. Notwithstanding anything to the contrary contained herein, the following Shares shall be treated as having been issued under the Plan for purposes of Section 3(b) and shall not again be available for issuance of Awards under the Plan: (i) Shares tendered by the Participant or withheld by the Company in payment of the Exercise Price of an Option, or to satisfy any tax withholding obligation with respect to an Award, including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation; (ii) Shares subject to a SAR that are not issued in connection with its stock settlement on exercise thereof; or (iii) Shares purchased on the open market by the Company with the cash proceeds received from the exercise of Options. For the avoidance of doubt, the following items shall not be counted against the total number of Shares available for issuance under the Plan: (x) the payment in cash of dividends or dividend equivalents; and (y) any Award that is settled in cash rather than by issuance of Shares. The Shares to be issued pursuant to Awards may be authorized but unissued Shares or treasury Shares.

(b) <u>Award Type Share Counting</u>. Each Share subject to a Full-Value Award shall be counted as three (3) Shares for purposes of computing the number of Shares authorized for issuance under the Plan pursuant to Section 3(a). Each Share subject to an Option or a SAR shall be counted as one Share for purposes of computing the number of Shares authorized for issuance under the Plan pursuant to Section 3(a). Any Shares subject to an Award that again become available for issuance under the Plan pursuant to Section 3(a) shall be added back to the Shares authorized for issuance under the Plan as (i) one Share for every one Share subject to Options or SARs granted under the Plan, and (ii) as three (3) Shares for every one Share subject to Full-Value Awards granted under the Plan.

(c) <u>Individual Award Limits</u>. Subject to adjustment as provided in Section 18 hereof, the following limitations shall apply with respect to Awards under the Plan:

(i) <u>Options and SARs – Individual Limits</u>: The maximum aggregate number of Shares with respect to which Options and SARs may be granted in any calendar year to any one Participant shall be 75,000 Shares, provided that such limit shall be increased to 150,000 Shares during the calendar year in which an Employee's date of hire occurs for an Employee who has not previously been in Continuous Service with the Company or a Subsidiary for a period of at least one year.

(ii) <u>Full-Value Awards of Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Dividend Equivalents and Other Stock-Based Awards – Individual Limits</u>: The maximum aggregate number of Shares of Restricted Stock and Shares with respect to which Restricted Stock Units, Performance Shares, Performance Units, Dividend Equivalents and Other Stock-Based Awards may be granted in any calendar year to any one Participant shall be 60,000 Shares, provided that such limit shall be increased to 120,000 Shares during the calendar year in which an Employee's date of hire occurs for an Employee who has not previously been in Continuous Service with the Company or a Subsidiary for a period of at least one year.

(iii)   Performance Units Having a Cash Value – Individual Limits: The maximum aggregate cash compensation that can be paid pursuant to Performance Units providing for a cash value award rather than a share-based award in any one fiscal year to any one Participant shall be $2,500,000.

(iv)   Awards to Non-Employee Directors – Individual Limits: The aggregate grant date fair value of Awards that may be granted under the Plan during any fiscal year of the Company to any Director for his or her service as a Director shall not exceed $300,000; provided, however, that (i) the limit set forth in this sentence shall be multiplied by two in the calendar year in which a Director commences service on the Board; and (ii) the limit set forth in this sentence shall not apply to Awards made pursuant to an election to receive the Award in lieu of all or a portion of cash compensation received for service on the Board or any committee of the Board. The Board may make exceptions to this limit for individual non-employee Directors in extraordinary circumstances, as the Board may determine in its discretion, *provided* that the Director receiving such additional compensation may not participate in the decision to award such compensation.

(d)   ISO Limit. Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 2,000,000 Shares, subject to adjustment as provided in Section 18.

4.   Eligibility and Participation.

(a)   Eligibility. Persons eligible to participate in the Plan include all Employees, Directors and Consultants.

(b)   Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, Directors and Consultants, those to whom Awards shall be granted and shall determine the nature and amount of each Award. The Committee may establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions and to afford Participants favorable treatment under such laws; provided, however, that no Award shall be granted under any such additional terms, conditions, rules or procedures with terms or conditions which are inconsistent with the provisions of the Plan.

(c)   Termination of Service. Unless otherwise determined by the Committee, an eligible Employee, Director or Consultant to whom an Award is granted under the Plan shall be eligible for such Award so long as he or she remains in Continuous Service with the Company or a Subsidiary and thereafter only on such terms and conditions as may be specified in the applicable Award Agreement.

5.   Types of Awards.

(a)   Type of Awards. Awards under the Plan may be in the form of Options (both Nonqualified Stock Options and/or Incentive Stock Options), SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Dividend Equivalents and Other Stock-Based Awards.

(b)   Designation of Award. Each Award shall be designated in the Award Agreement.

6.   Options.

(a)   Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number and upon such terms, and at any time and from time to time, as shall be determined by the Committee. Incentive Stock Options may only be granted to any Employee of the Company or any of its future or present parent corporations or Subsidiaries, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code.

(b)   Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine including, but not limited to, the Option vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, and payment contingencies. The Award Agreement also shall specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option. Options that are intended to be Incentive Stock Options shall be subject to the limitations set forth in Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an "incentive stock option" under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Nonqualified Stock Option.

(c)   Exercise Price. Except for Options adjusted pursuant to Section 18 herein, and replacement Options granted in connection with a merger, acquisition, reorganization or similar transaction, the Exercise Price for each grant of an Option shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted. However, in the case of an Incentive Stock Option granted to a Participant who, at the time the

Option is granted, owns (within the meaning of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code), the Exercise Price for each grant of an Option shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date the Option is granted.

(d)   Term of Options. The term of an Option granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years from the date the Option is granted. However, in the case of an Incentive Stock Option granted to a Participant who, at the time the Option is granted, owns (within the meaning of Section 424(d) of the Code) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary or parent corporation thereof (within the meaning of Section 422 of the Code), the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

(e)   Exercise of Options. Options granted under this Section 6 shall be exercisable at such times and be subject to such restrictions and conditions as set forth in the Award Agreement and as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant; provided, however, that except for Options granted to a Director or a Consultant, or as otherwise provided in a Participant's Award Agreement upon a termination of employment or service as a Director or Consultant or pursuant to Section 19 in the event of a Change in Control or Subsidiary Disposition, no Option may be exercisable prior to one (1) year from the date of grant.

(f)   Payments. Options granted under this Section 6 shall be exercised by the delivery of a written or electronic notice to the Company, setting forth the number of Shares with respect to which the Option is to be exercised and specifying the method of payment of the Exercise Price. The Exercise Price of an Option shall be payable to the Company: (i) in cash or its equivalent, (ii) with the consent of the Committee, by tendering (either actually or constructively by attestation) Shares having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price (including Shares issuable upon exercise of the Option), (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (1) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the Exercise Price, or (2) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the Exercise Price; provided that such amount is paid to the Company at such time as may be required by the Committee, (iv) in any other manner then permitted by the Committee, or (v) by a combination of any of the permitted methods of payment. The Committee may limit any method of payment, other than that specified under (i), for administrative convenience, to comply with Applicable Laws or otherwise.

(g)   Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Section 6 as it may deem advisable, including, without limitation, restrictions under Applicable Laws.

(h)   Termination of Employment or Service. Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options, and may reflect distinctions based on the reasons for termination of employment or service.

7.   **Stock Appreciation Rights**.

(a)   Grant of SARs. Subject to the terms and provisions of the Plan, SARs may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b)   Award Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

(c)   Grant Price. The grant price of a SAR shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant of the SAR; provided, however, that these limitations shall not apply to Awards that are adjusted pursuant to Section 18 herein.

(d)   Term of SARs. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years from the date of grant of the SAR.

(e)   Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them and sets forth in the Award Agreement; provided, however, that except as otherwise provided in a Participant's Award Agreement upon a termination of employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries, or pursuant to Section 19 in the event of a Change in Control or Subsidiary Disposition, no SARs may be exercisable prior to one (1) year from the date of grant.

(f)   Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

i)   the difference between the Fair Market Value of a Share on the date of exercise over the grant price; times

ii)   the number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value or in some combination thereof as specified in the SAR Award Agreement.

(g)   Termination of Employment or Service. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs, and may reflect distinctions based on the reasons for termination of employment or service.

8.   Restricted Stock.

(a)   Grant of Restricted Stock. Subject to the terms and provisions of the Plan, Restricted Stock may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b)   Award Agreement. Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock granted, the nature of applicable vesting conditions and/or restrictions on transferability, and such other provisions as the Committee shall determine.

(c)   Period of Restriction and Other Restrictions. Except as otherwise provided in a Participant's Award Agreement upon a termination of employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries, or pursuant to Section 19 in the event of a Change in Control or Subsidiary Disposition, an Award of Restricted Stock shall have a minimum Period of Restriction of one (1) year, which period may, at the discretion of the Committee, lapse in stages over such period on a pro-rated, graded, or cliff basis (as specified in an Award Agreement.) The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, a requirement that the issuance of Shares of Restricted Stock be delayed, restrictions based upon the achievement of specific performance goals, additional time-based restrictions, and/or restrictions under Applicable Laws, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock. The Company may retain in its custody any certificate evidencing the Shares of Restricted Stock and place thereon a legend and institute stop-transfer orders on such Shares, and the Participant shall be obligated to sign any stock power requested by the Company relating to the Shares to give effect to the forfeiture provisions of the Restricted Stock.

(d)   Removal of Restrictions. Subject to Applicable Laws, Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to receive a certificate evidencing the Shares free of all restrictions.

(e)   Voting Rights. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by Applicable Laws, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares during the Period of Restriction.

(f)   Dividends and Other Distributions. Any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the Shares subject to the Award to which they relate. Notwithstanding any other provision of the Plan to the contrary, dividends with respect to Restricted Stock that are subject to vesting based on dividends paid prior to the vesting of such award shall only be paid out to the Participant to the extent that the vesting conditions are subsequently satisfied and the award vests.

(g)   Termination of Employment or Service. Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to retain unvested Restricted Stock following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards of Restricted Stock, and may reflect distinctions based on the reasons for termination of employment or service.

9. **Restricted Stock Units.**

(a) <u>Grant of Restricted Stock Units</u>. Subject to the terms and provisions of the Plan, Restricted Stock Units may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b) <u>Award Agreement</u>. Each grant of Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the applicable Period of Restriction, the number of Restricted Stock Units granted, the nature of applicable vesting conditions and/or restrictions on transferability, and such other provisions as the Committee shall determine.

(c) <u>Value of Restricted Stock Units</u>. The initial value of a Restricted Stock Unit shall equal the Fair Market Value of a Share on the date of grant; provided, however, that this restriction shall not apply to Awards that are adjusted pursuant to Section 18 herein.

(d) <u>Period of Restriction</u>. Except as otherwise provided in a Participant's Award Agreement upon a termination of employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries, or pursuant to Section 19 in the event of a Change in Control or Subsidiary Disposition, an Award of Restricted Stock Units shall have a minimum Period of Restriction of one (1) year, which period may, at the discretion of the Committee, lapse in stages over such period on a pro-rated, graded, or cliff basis (as specified in an Award Agreement.)

(e) <u>Form and Timing of Payment</u>. Except as otherwise provided in Section 19 herein or a Participant's Award Agreement, payment of Restricted Stock Units shall be made at a specified settlement date that shall not be earlier than the last day of the Period of Restriction. The Committee, in its sole discretion, may pay earned Restricted Stock Units by delivery of Shares, by payment in cash of an amount equal to the Fair Market Value of such Shares or in some combination thereof as specified in the Restricted Stock Unit Award Agreement. The Committee may provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant.

(f) <u>Voting Rights</u>. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

(g) <u>Termination of Employment or Service</u>. Each Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout with respect to an Award of Restricted Stock Units following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Restricted Stock Units, and may reflect distinctions based on the reasons for termination of employment or service.

10. **Performance Shares**.

(a) <u>Grant of Performance Shares</u>. Subject to the terms and provisions of the Plan, Performance Shares may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b) <u>Award Agreement</u>. Each grant of Performance Shares shall be evidenced by an Award Agreement that shall specify the applicable performance period(s) and Performance Measure(s), the number of Performance Shares granted, and such other provisions as the Committee shall determine; provided, however, that except as otherwise provided in a Participant's Award Agreement upon a termination of employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries, or pursuant to Section 19 in the event of a Change in Control or Subsidiary Disposition, in no case shall a performance period be for a period of less than one (1) year.

(c) <u>Value of Performance Shares</u>. Unless otherwise determined by the Committee, the initial value of a Performance Share shall equal the Fair Market Value of a Share on the date of grant; provided, however, that this restriction shall not apply to Awards that are adjusted pursuant to Section 18 herein.

(d) <u>Form and Timing of Payment</u>. Subject to Applicable Laws and except as otherwise provided in Section 19 herein or a Participant's Award Agreement, payment of Performance Shares shall be made after final determination by the Committee as to the number of such Performance Shares that have vested upon attainment of the applicable Performance Measure(s) at a specified settlement date that shall not be earlier than the last day of the performance period. The Committee, in its sole discretion, may pay earned Performance Shares by delivery of Shares, by payment in cash of an amount equal to the Fair Market Value of such Shares or in some combination thereof. The Committee may provide that settlement of Performance Shares shall be deferred, on a mandatory basis or at the election of the Participant.

(e)   <u>Voting Rights</u>. Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by Applicable Laws, as determined by the Committee, Participants holding a Performance Share granted hereunder may exercise full voting rights with respect to those Shares during any vesting period.

(f)   <u>Dividends and Other Distributions</u>. Any dividends paid on Performance Shares will be subject to the same vesting and forfeiture restrictions as apply to the Shares subject to the Award to which they relate. Notwithstanding any other provision of the Plan to the contrary, dividends with respect to Performance Shares that are subject to vesting based on dividends paid prior to the vesting of such award shall only be paid out to the Participant to the extent that the vesting conditions are subsequently satisfied and the award vests.

(g)   <u>Termination of Employment or Service</u>. Each Performance Share Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout respecting an Award of Performance Shares following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Participants, and may reflect distinctions based on the reasons for termination of employment or service.

11.   Performance Units.

(a)   <u>Grant of Performance Units</u>. Subject to the terms and conditions of the Plan, Performance Units may be granted to Participants in such amounts and upon such terms, and at any time and from time to time, as shall be determined by the Committee.

(b)   <u>Award Agreement</u>. Each grant of Performance Units shall be evidenced by an Award Agreement that shall specify the number of Performance Units granted, the performance period(s) and Performance Measure(s) and such other provisions as the Committee shall determine; provided, however, that except as otherwise provided in a Participant's Award Agreement upon a termination of employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries, or pursuant to Section 19 in the event of a Change in Control or Subsidiary Disposition, in no case shall a performance period be for a period of less than one (1) year.

(c)   <u>Value of Performance Units</u>. The Committee shall set Performance Measure(s) in its discretion that, depending on the extent to which they are met, will determine the number and/or value of Performance Units that will be paid out to the Participant.

(d)   <u>Form and Timing of Payment</u>. Except as otherwise provided in Section 19 herein or a Participant's Award Agreement, payment of earned Performance Units shall be made after final determination by the Committee as to the number of such Performance Units that have vested upon attainment of the applicable Performance Measure(s) at a specified settlement date that shall not be earlier than the last day of the performance period. The Committee, in its sole discretion, may pay earned Performance Units in cash, in Shares that have an aggregate Fair Market Value equal to the value of the earned Performance Units or in some combination thereof as specified in the Performance Unit Award Agreement. The Committee may provide that settlement of Performance Units shall be deferred, on a mandatory basis or at the election of the Participant.

(e)   <u>Voting Rights</u>. A Participant shall have no voting rights with respect to any Performance Units granted hereunder.

(f)   <u>Termination of Employment or Service</u>. Each Performance Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout respecting an Award of Performance Units following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Performance Units and may reflect distinctions based on reasons for termination of employment or service.

12.   Other Stock-Based Awards.

(a)   <u>Grant</u>. The Committee shall have the right to grant other Awards that may include, without limitation, the grant of Shares based on attainment of Performance Measure(s) established by the Committee, the payment of Shares as a bonus in lieu of cash based on attainment of Performance Measure(s) established by the Committee, and the payment of Shares in lieu of cash under any Company incentive, bonus or other compensation program.

(b)   <u>Award Agreement</u>. Other Stock-Based Awards may be evidenced by an Award Agreement that specifies Period(s) of Restriction, if any, the number of Shares to be awarded, applicable performance period(s) and Performance Measure(s), if any, the nature of other applicable vesting conditions and/or restrictions on transferability, and such other provisions as the Committee shall determine.

(c)   Period of Restriction. Except as otherwise provided hereinafter, or in a Participant's Award Agreement upon a termination of employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries, or pursuant to Section 19 in the event of a Change in Control or Subsidiary Disposition, Awards granted pursuant to this Section 12 shall have a minimum Period of Restriction of one (1) year, which period may, at the discretion of the Committee, lapse in stages over such period on a pro-rated, graded, or cliff basis (as specified in an Award Agreement.) Notwithstanding the above, an Award of payment of Shares in lieu of cash under a Company incentive, bonus or other compensation program shall not be subject to the minimum Period of Restriction limitations described above.

(d)   Payment of Other Stock-Based Awards. Subject to Section 12(c) hereof, payment under or settlement of any such Other Stock-Based Award shall be made in such manner and at such times as the Committee may specify in the Award Agreement for such Other Stock-Based Award. The Committee may provide that settlement of Other Stock-Based Awards shall be deferred, on a mandatory basis or at the election of the Participant

(e)   Termination of Employment or Service. The Committee shall determine the extent to which the Participant shall have the right to receive Other Stock-Based Awards following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination of employment or service.

13.   Dividend Equivalents.

(a)   Dividend Equivalents. Dividend Equivalents may be granted by the Committee based on dividends declared on the common stock of the Company, to be credited as of dividend payment dates during the period between the date an Award is granted to a Participant and the date such Award vests, is exercised, is distributed or expires, as determined by the Committee. Such Dividend Equivalents shall be settled in cash or Shares at such time and subject to such restrictions and limitations as may be determined by the Committee. In addition, Dividend Equivalents with respect to an Award subject to vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Participant to the extent that the vesting conditions are subsequently satisfied and the Award vests.

(b)   No Dividend Equivalents on Options or SARs. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

14.   Conditions Applicable to Performance-Based Awards.

(a)   Performance Measures. The Committee may specify that the attainment of one or more Performance Measures set forth in this Section 14 shall determine the degree of granting, vesting and/or payout with respect to any Awards. The performance goals to be used for such Awards may be, but are not required to be, chosen from among the following performance measures (the "Performance Measures"): total shareholder return, stock price, net customer sales, volume, gross profit, gross margin, operating profit, operating margin, management profit, earnings from continuing operations (including derivatives thereof before interest, taxes, depreciation and/or amortization), earnings per share from continuing operations, net operating profit after tax, net earnings, net earnings per share, brand contribution to earnings, return on assets, return on investment, return on equity, return on invested capital, cost of capital, average capital employed, cash value added, economic value added, cash flow, cash flow from operations, working capital, working capital as a percentage of net customer sales, asset growth, asset turnover, market share, customer satisfaction, and employee satisfaction. The targeted level or levels of performance with respect to such Performance Measures may be established at such levels and on such terms as the Committee may determine, in its discretion, on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries, business segments or functions, and in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

(b)   Excluded Financial Items. Measurement of performance goals with respect to the Performance Measures above may, in the discretion of the Committee, exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, as well as the cumulative effects of tax or accounting changes, each as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other filings with the SEC or as otherwise determined by the Committee.

(c)   Alternative Performance Measures. Performance Measures may differ for Awards granted to any one Participant or to different Participants.

(d)   Adjustment of Awards. The Committee shall have the discretion to adjust the determinations of the degree of attainment of the pre-established Performance Measure(s).

15.   Transferability of Awards. Incentive Stock Options may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant. Other Awards shall be transferable to the extent provided in the Award Agreement or as permitted by the Committee, except that no Award may be transferred for consideration.

16. **Taxes**. Each Participant must pay the Company, or make provision satisfactory to the Committee for payment of, any taxes required by Applicable Law to be withheld in connection with such Participant's Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. In the absence of a contrary determination by the Company (or, with respect to withholding pursuant to clause (b) below with respect to Awards held by individuals subject to Section 16 of the Exchange Act, a contrary determination by the Committee), all tax withholding obligations will be calculated based on the minimum applicable statutory withholding rates. Subject to any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (a) to the extent permitted by the Committee, in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (b) to the extent permitted by the Committee, in whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their fair market value on the date of delivery, (c) to the extent permitted by the Committee, if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (i) delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Committee, or (d) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Committee. Notwithstanding any other provision of the Plan, the number of Shares which may be so delivered or retained pursuant to clause (b) of the immediately preceding sentence shall be limited to the number of Shares which have a fair market value on the date of delivery or retention no greater than the aggregate amount of such liabilities based on the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable Award under generally accepted accounting principles in the United States of America); provided, however, to the extent such Shares were acquired by Participant from the Company as compensation, the Shares must have been held for the minimum period required by applicable accounting rules to avoid a charge to the Company's earnings for financial reporting purposes; provided, further, that, any such Shares delivered or retained shall be rounded up to the nearest whole Share to the extent rounding up to the nearest whole Share does not result in the liability classification of the applicable Award under generally accepted accounting principles in the United States of America. If any tax withholding obligation will be satisfied under clause (b) above by the Company's retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant's behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant's acceptance of an Award under the Plan will constitute the Participant's authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

17. **Conditions Upon Issuance of Shares**.

(a)   <u>Compliance with Applicable Laws</u>. Shares shall not be issued pursuant to the exercise or payment of an Award unless the exercise of such Award and/or the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b)   <u>Required Investment Intent</u>. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

18. **Adjustments Upon Changes in Capitalization**. In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the Shares, such adjustment shall be made in the number and kind of Shares that may be delivered under the Plan, in the limits set forth in Sections 3(c) and 3(d), and, with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, the Exercise Price, grant price or other price of Shares subject to outstanding Awards, any performance conditions relating to Shares, the market price of Shares, or per Share results, and other terms and conditions of outstanding Awards, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that, unless otherwise determined by the Committee, the number of Shares subject to any Award shall always be rounded down to a whole number. Adjustments made by the Committee pursuant to this Section 18 shall be final, binding, and conclusive.

19. Change in Control, Cash-Out and Termination of Underwater Options/SARs, and Subsidiary Disposition.

(a)   Change in Control. Except as otherwise provided in a Participant's Award Agreement or pursuant to Section 19(b) hereof, immediately prior to the occurrence of a Change in Control, but conditioned upon the consummation of such Change of Control, unless otherwise specifically prohibited under Applicable Laws:

(i)   any and all outstanding Options and SARs granted hereunder shall become immediately exercisable unless such Awards are assumed, converted or replaced by the continuing entity; provided, however, that in the event of a Participant's termination of employment without Cause within twenty-four (24) months following consummation of a Change in Control, any assumed, converted or replaced Awards will become immediately exercisable;

(ii)   any Period of Restriction or other restriction imposed on Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards shall lapse unless such Awards are assumed, converted or replaced by the continuing entity; provided, however, that in the event of a Participant's termination of employment without Cause within twenty-four (24) months following consummation of a Change in Control, the Period of Restriction on any assumed, converted or replaced Awards shall lapse; and

(iii)   any and all Performance Shares, Performance Units and other Awards (if performance-based) shall vest on a pro rata monthly basis, including full credit for partial months elapsed, and will be paid based on (A) the level of performance achieved as of the date of the Change in Control, if determinable, or (B) at the target level, if not determinable. The amount of the vested Award may be computed under the following formula: total Award number of Shares times (number of full months elapsed in shortest possible vesting period divided by number of full months in shortest possible vesting period) times percent performance level achieved immediately prior to the specified effective date of the Change in Control.

With respect to paragraphs (i) and (ii) of Section 19(a) above, the Award Agreement may provide that any assumed, converted or replaced awards will become immediately exercisable or any Period of Restriction shall lapse in the event of a termination of employment by the Participant for "good reason" as such term is defined in any employment agreement or severance agreement or policy applicable to such Participant.

(b)   Cash-Out and Termination of Underwater Options/SARs. The Committee may, in its sole discretion, provide that (i) all outstanding Options and SARs shall be terminated upon the occurrence of a Change in Control and that each Participant shall receive, with respect to each Share subject to such Options or SARs, an amount in cash equal to the excess of the Fair Market Value of a Share immediately prior to the occurrence of the Change in Control over the Option Exercise Price or the SAR grant price; and (ii) Options and SARs outstanding as of the date of the Change in Control may be cancelled and terminated without payment therefore if the Fair Market Value of a Share as of the date of the Change in Control is less than the Option Exercise Price or the SAR grant price.

(c)   Subsidiary Disposition. The Committee shall have the authority, exercisable either in advance of any actual or anticipated Subsidiary Disposition or at the time of an actual Subsidiary Disposition and either at the time of the grant of an Award or at any time while an Award remains outstanding, to provide for the automatic full vesting and exercisability of one or more outstanding unvested Awards under the Plan and the termination of restrictions on transfer and repurchase or forfeiture rights on such Awards, in connection with a Subsidiary Disposition, but only with respect to those Participants who are at the time engaged primarily in Continuous Service with the Subsidiary involved in such Subsidiary Disposition. The Committee also shall have the authority to condition any such Award vesting and exercisability or release from such limitations upon the subsequent termination of the affected Participant's Continuous Service with that Subsidiary within a specified period following the effective date of the Subsidiary Disposition. The Committee may provide that any Awards so vested or released from such limitations in connection with a Subsidiary Disposition shall remain fully exercisable until the expiration or sooner termination of the Award.

20.   Amendment, Suspension or Termination of the Plan.

(a)   Amendment, Modification and Termination. Subject to Section 20(d), the Board or the Committee may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that, to the extent required by Applicable Law, stockholder approval shall be obtained for any amendment to the Plan.

(b)   Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 18 hereof) affecting the Company or the financial statements of the Company or of changes in Applicable Laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(c)   Awards Previously Granted. No termination, amendment or modification of the Plan or of any Award shall adversely affect in any material way any Award previously granted under the Plan without the written consent of the participant holding such Award, unless such termination, modification or amendment is required by Applicable Laws and except as otherwise provided herein.

(d)   No Repricing. Except for adjustments made pursuant to Section 18, without the approval of the stockholders of the Company, no amendment to an Option or SAR shall reduce the Exercise Price of an outstanding Option or the grant price of an outstanding SAR, nor may any outstanding Options or outstanding SARs be cancelled or surrendered to the Company in exchange for cash or another Award when the Option or SAR Exercise Price or grant price per Share exceeds the Fair Market Value of the underlying Shares without the approval of the stockholders of the Company.

21.   Reservation of Shares.

(a)   Maintenance of Authorized Shares. The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b)   Inability to Obtain Regulatory Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

22.   Rights and Obligations of Participants.

(a)   Continued Service. The Plan shall not confer upon any Participant any right with respect to continuation of employment, service as a director or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate his or her employment, service as a director or consulting relationship at any time, with or without cause.

(b)   Participant. No Employee, Director or Consultant shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive future Awards.

(c)   Clawback Policy Obligations. All Awards (including, without limitation, any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award) granted to a Participant are subject to forfeiture or repayment pursuant to the terms of any applicable compensation recovery policy that has been, or will be, adopted by the Company, including any such policy that may be adopted to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act or any rules or regulations issued by the SEC or any applicable securities exchange thereunder or any other Applicable Law, or to the extent that such forfeiture or repayment may be required by any other Applicable Law.

23.   Successors. All obligations of the Company under the Plan and with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company and references to the "Company" herein and in any Award agreements shall be deemed to refer to such successors.

24.   Restatement Effective Date; Approval of Plan by Stockholders. This amended and restated Plan will become effective on the Restatement Effective Date. This amended and restated Plan shall be submitted for the approval of the Company's stockholders within twelve (12) months after the date on which the Board first adopts this amended and restated Plan. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws. If this amended and restated Plan is not approved by the Company's stockholders, this amended and restated Plan will not become effective, no Awards will be granted under this amended and restated Plan and the Original Plan will continue in full force and effect in accordance with its terms.

25.   Legal Construction.

(a)   Gender, Number and References. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural. Any reference in the Plan to a Section of the Plan either in the Plan or any Award agreement or to an act or code or to any section thereof or rule or regulation thereunder shall be deemed to refer to such Section of the Plan, act, code, section, rule or regulation, as may be amended from time to time, or to any successor Section of the Plan, act, code, section, rule or regulation.

(b)   Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(c)   Requirements of Law. The granting of Awards and the issuance of Shares or cash under the Plan shall be subject to all Applicable Laws and to such approvals by any governmental agencies or national securities exchanges as may be required.

(d)   Governing Law. To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.

(e)   Non-Exclusive Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

(f)   Code Section 409A Compliance. To the extent applicable, it is intended that this Plan and any Awards granted hereunder be exempt from or comply with the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service ("Section 409A"). Any provision that would cause the Plan or any Award granted hereunder to fail to satisfy Section 409A or to be exempt therefrom shall have no force or effect until amended to comply with Section 409A or to secure any such exemption, which amendment may be retroactive to the extent permitted by Section 409A. If an Award constitutes "nonqualified deferred compensation" under Section 409A, any payment or settlement of such Award upon a termination of a Participant's Continuous Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant's "separation from service" (within the meaning of Section 409A), whether such "separation from service" occurs upon or after the termination of the Participant's Continuous Service. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a "termination," "termination of employment" or like terms means a "separation from service." Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of "nonqualified deferred compensation" required to be made under an Award to a "specified employee" (as defined under Section 409A and as the Committee determines) due to his or her "separation from service" will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such "separation from service" (or, if earlier, until the specified employee's death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of "nonqualified deferred compensation" under such Award payable more than six months following the Participant's "separation from service" will be paid at the time or times the payments are otherwise scheduled to be made.

WD-40 COMPANY
2016 STOCK INCENTIVE PLAN

GLOSSARY

As used in the Plan, the following definitions shall apply:

1)   "<u>Applicable Laws</u>" means the legal requirements relating to the administration of stock incentive plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, and the rules of any applicable stock exchange or national market system.

2)   "<u>Award</u>" means, individually or collectively, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Dividend Equivalents and Other Stock-Based Awards granted under the Plan.

3)   "<u>Award Agreement</u>" means an agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award.

4)   "<u>Board</u>" means the Board of Directors of the Company.

5)   "<u>Cause</u>" means (i) the Participant's commission of acts subject to prosecution as a felony involving moral turpitude; (ii) the Participant's material breach of fiduciary duty as an executive officer or director of the Company which has resulted, or is likely to result, in material economic damage to the Company; or (iii) the Participant's willful gross misconduct or willful gross neglect of duties (other than any such neglect resulting from the Participant's incapacity due to physical or mental illness); provided that no act or failure to act by the Participant will constitute "Cause" under clause (ii) if the Executive believed in good faith that such act or failure to act was in the best interest of the Company. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Chief Executive Officer of the Company or a member of the Committee or another authorized officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done or omitted to be done by the Participant in good faith and in the best interests of the Company. The cessation of employment of the Participant shall not be deemed to be for Cause unless and until the Chief Executive Officer, the Vice President, Chief People, Culture and Capability Officer, and the Vice President, General Counsel unanimously agree that, in their good faith opinion, the Participant is guilty of the conduct described in subsections (i), (ii) or (iii) above, and so notify the Participant specifying the particulars thereof in detail.

6)   "<u>Change in Control</u>" means:

a)   The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "<u>Person</u>") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% of either (i) the then outstanding shares of common stock of the Company (the "<u>Outstanding Company Common Stock</u>") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "<u>Outstanding Company Voting Securities</u>"); provided, however, that for purposes of this subsection, the following acquisitions shall not constitute a Change in Control: 1) any acquisition directly from the Company (excluding an acquisition by virtue of the exercise of a conversion privilege), 2) any acquisition by the Company, including any acquisition which, by reducing the number of shares outstanding, is the sole cause for increasing the percentage of shares beneficially owned by any such Person to more than the applicable percentage set forth above, 3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or 4) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this definition; or

b)   Individuals who, as of the Restatement Effective Date, constitute the Board (the "<u>Incumbent Board</u>") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board, shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

c)   A reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another corporation (a "<u>Business Combination</u>"), in each case, unless, following such Business Combination, (i) more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) is represented by Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Outstanding Company Common Stock and Outstanding Company Voting Securities were converted pursuant to such Business Combination) and such ownership of common stock and voting power among the holders thereof is in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

        d)   A complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, as to any Participant that is party to a severance agreement with the Company having provisions for payment of severance compensation in the event of a change of control, the definition of Change of Control for purposes of the Plan shall be interpreted in a manner consistent with the definition of a change of control under such severance agreement, provided that Change of Control is assumed to mean, for purposes of Section 19 of the Plan, a consummated Change of Control as otherwise so defined.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

        7)   "Code" means the Internal Revenue Code of 1986, as amended.

        8)   "Committee" means the entity that conducts the general administration of the Plan as provided in Article 2 hereof. Unless otherwise determined by the Board, the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder shall serve as the "Committee" and, unless otherwise determined by the Board, shall consist of no fewer than two Directors, each of whom is: (a) a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act; and (b) an "independent director" for purpose of the rules of the applicable Securities Exchange on which the Shares are traded, to the extent required by such rules. All references in the Plan to the "Committee" shall be, as applicable, to the Board or the Committee or, to the extent the Board's or the Committee's powers or authority under the Plan have been delegated to one or more persons pursuant to Section 2(c), to such person(s) unless and until such delegation has been revoked.

        9)   "Company" means WD-40 Company and any successor thereto as provided in Section 23 of the Plan.

        10)   "Consultant" means any consultant or advisor engaged to provide services to the Company or any Subsidiary that qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

        11)   "Continuous Service" means that the provision of services to the Company or any Subsidiary in any capacity of Employee, Director or Consultant is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, any Subsidiary, or any successor. A leave of absence approved by the Company shall include sick leave, military leave, or any other personal leave approved by an authorized representative of the Company.

        12)   "Director" means any individual who is a member of the Board of Directors of the Company or a Subsidiary who is not an Employee.

        13)   "Dividend" means the dividends declared and paid on Shares subject to an Award.

        14)   "Dividend Equivalent" means, with respect to Shares subject to an Award, a right to be paid an amount equal to the Dividends declared and paid on an equal number of outstanding Shares.

        15)   "Employee" means any employee of the Company or a Subsidiary.

16) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

17) "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

18) "Fair Market Value" means, as of any date, the value of a Share determined as follows:

a) Where there exists a public market for the Share, the Fair Market Value shall be (A) the closing sales price for a Share on the date of the determination (or, if no sales were reported on that date, on the last trading date on which such sales were reported) on the New York Stock Exchange, the NASDAQ National Market or the principal securities exchange on which the Share is listed for trading, whichever is applicable, or (B) if the Share is not traded on any such exchange or national market system, the average of the closing bid and asked prices of a Share on the NASDAQ Small Cap Market, in each case, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

b) In the absence of an established market of the type described above, for the Share, the Fair Market Value thereof shall be determined by the Committee in good faith, and such determination shall be conclusive and binding on all persons.

19) "Full-Value Award" means Awards other than Options, SARs, or other Awards for which the Participant pays, upon exercise, the grant date intrinsic value directly or by forgoing a right to receive a cash payment from the Company.

20) "Incentive Stock Option" or "ISO" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

21) "Nonqualified Stock Option" means an Option that is not intended to meet the requirement of Section 422 of the Code.

22) "Option" means an Incentive Stock Option or a Nonqualified Stock Option granted under the Plan, as described in Section 6 of the Plan.

23) "Original Plan" has the meaning set forth in Section 1(a).

24) "Other Stock-Based Award" means a Share-based or Share-related Award granted pursuant to Section 12 of the Plan.

25) "Participant" means a current or former Employee, Director or Consultant who has rights relating to an outstanding Award.

26) "Performance Measures" shall have the meaning set forth in Section 14(a) of the Plan.

27) "Performance Share" means an Award granted to a Participant, as described in Section 10 of the Plan.

28) "Performance Unit" means an Award granted to a Participant, as described in Section 11 of the Plan.

29) "Period of Restriction" means the period Restricted Stock, Restricted Stock Units or Other Stock-Based Awards are subject to a substantial risk of forfeiture and/or are not transferable, as provided in Sections 8, 9 and 12 of the Plan.

30) "Plan" means this amended and restated WD-40 Company 2016 Stock Incentive Plan.

31) "Restatement Effective Date" means the date on which the Company's stockholders approve this amended and restated Plan.

32) "Restricted Stock" means an Award granted to a Participant, as described in Section 8 of the Plan.

33) "Restricted Stock Units" means an Award granted to a Participant, as described in Section 9 of the Plan.

34) "SEC" means the United States Securities and Exchange Commission.

35) "Share" means a share of common stock of the Company, par value $.001 per share, subject to adjustment pursuant to Section 18 herein.

36)   "Stock Appreciation Right" or "SAR" means an Award granted to a Participant, as described in Section 7 of the Plan.

37)   "Subsidiary" means any corporation in which the Company owns, directly or indirectly, at least fifty percent (50%) of the total combined voting power of all classes of stock, or any other entity (including, but not limited to, partnerships and joint ventures) in which the Company owns, directly or indirectly, at least fifty percent (50%) of the combined equity thereof. Notwithstanding the foregoing, for purposes of determining whether any individual may be a Participant for purposes of any grant of Incentive Stock Options, the term "Subsidiary" shall have the meaning ascribed to such term in Code Section 424(f).

38)   "Subsidiary Disposition" means the disposition by the Company of its equity holdings in any Subsidiary effected by a merger or consolidation involving that Subsidiary, the sale of all or substantially all of the assets of that Subsidiary or the Company's sale or distribution of substantially all of the outstanding capital stock of such Subsidiary.



ANNUAL REPORT ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 000-06936
Commission Company Name: WD 40 CO

WD-40 COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**95-1797918**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9715 Businesspark Avenue, San Diego, California	**92131**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(619) 275-1400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, par value $0.001 per share	WDFC	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☑

The aggregate market value (closing price) of the voting stock held by non-affiliates of the registrant as of February 28, 2023 was approximately $2,341,691,922.

As of October 16, 2023, there were 13,556,684 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

The Proxy Statement for the annual meeting of stockholders on December 12, 2023 is incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K.

WD-40 COMPANY

ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended August 31, 2023

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements other than those that are purely historical are forward-looking statements which reflect our current views with respect to future events and financial performance.

These forward-looking statements include, but are not limited to, discussions about future financial and operating results, including: growth expectations for maintenance products; expected levels of promotional and advertising spending; anticipated input costs for manufacturing and the costs associated with distribution of our products; plans for and success of product innovation, the impact of new product introductions on the growth of sales; anticipated results from product line extension sales; expected tax rates and the impact of tax legislation and regulatory action; changes in the political conditions or relations between the United States and other nations, the impacts from inflationary trends and supply chain constraints; changes in interest rates; and forecasted foreign currency exchange rates and commodity prices. We undertake no obligation to revise or update any forward-looking statements. These forward-looking statements are generally identified with words such as "believe," "expect," "intend," "plan," "project," "could," "may," "aim," "anticipate," "target," "estimate" and similar expressions. We undertake no obligation to revise or update any forward-looking statements.

Actual events or results may differ materially from those projected in forward-looking statements due to various factors, including, but not limited to, those identified in Item 1A of this report. As used in this report, the terms "we," "our," "us" and "the Company" refer to WD-40 Company and its wholly-owned subsidiaries, unless the context suggests otherwise. Amounts and percentages in tables and discussions may not total due to rounding.

Item 1. Business

Overview

WD-40 Company is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company was founded in 1953 and is headquartered in San Diego, California.

For more than four decades, we sold only one product, WD-40® Multi-Use Product, a maintenance product which acts as a lubricant, rust preventative, penetrant and moisture displacer. Over the last several decades, we have evolved and expanded our product offerings through both research and development activities and through the acquisition of several brands worldwide. As a result, we have built a family of brands and product lines that deliver high quality performance at a good value to our end users.

We currently market and sell our products in more than 176 countries and territories worldwide primarily through warehouse club stores, hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, farm supply, sport retailers, and independent bike dealers.

Our sales come from two product groups – maintenance products and homecare and cleaning products. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. We are currently conducting a strategic review regarding the future of our homecare and cleaning products. The principal driver of our sales growth is focused on our maintenance products and making them available in more places, for more people, who will find more uses, more frequently.

Our future is guided by a long-term four-by-four strategic framework tied to our purpose and our values. There are two main elements of our strategic framework.

The first element of our four-by-four strategic framework, which we refer to as our Must-Win Battles, focuses on increasing sales of our maintenance products. Our Must-Win Battles include:
1. growing WD-40 Multi-Use Product sales through geographic expansion;
2. growing sales and gross margin through the premiumization of WD-40 Multi-Use Product;
3. growing the WD-40 Specialist® product line through category leadership; and

4. accelerating our capabilities in building our brand digitally and maximizing our global digital commerce presence.

The second element of our four-by-four strategic framework, which we refer to as our Strategic Enablers, focuses on operational excellence. Our Strategic Enablers include:
1. ensuring a people-first mindset where we can attract, develop and engage outstanding employees;
2. building a sustainable business for the future;
3. achieving operational excellence in supply chain; and
4. driving productivity via enhanced systems.

These make up our four-by-four strategic framework and are where we will continue to focus our time, talent and resources.

We continue to be focused and committed to innovation and renovation of our products. We see innovation and renovation as important factors to the long-term growth of our brands and product lines, and intend to continue to work on future products, product lines, product packaging, and product delivery systems, as well as promotional innovations and renovations to expand our product portfolio to help us grow. We are also focused on expanding our current brands in existing markets with new product development. Our research and development team supports new product development and current product improvement for our brands. Over the years, our research and development team has made an impact on most of our brands through our innovation activities. Key innovations for our products include, but are not limited to, WD-40 EZ-Reach® Flexible Straw, WD-40 Smart Straw®, WD-40 Trigger Pro®, WD-40 Specialist®, WD-40 Specialist® Degreaser & Cleaner EZ-Pods, WD-40® Precision Pen, WD-40 BIKE®, 3-IN-ONE RVcare® and 3-IN-ONE® Professional Garage Door Lube.

Our homecare and cleaning products, particularly those in the U.S. and the U.K., are considered harvest brands which continue to provide positive returns but are becoming a smaller part of the business as sales of the maintenance products grow with the execution of our four Must Win Battles within our strategic framework. We are exploring options to further de-emphasize our homecare and cleaning brands, particularly those in the U.S. and U.K. De-emphasizing these brands over time will create opportunities for our workforce to bring an even greater focus to our higher margin maintenance products. Although we are evaluating strategic alternatives for certain of our homecare and cleaning products we have continued to sell products within these brands but with a reduced level of marketing investment.

Human Capital Resources

Our purpose can only be achieved with the efforts of our 613 employees who create positive lasting memories for our stakeholders, including end users of our products who solve problems in factories, workshops, and homes around the world. Our workforce is distributed globally in 17 countries, with approximately 36% in the Americas, 42% in EMEA, 14% in Asia-Pacific, and 8% corporate employees. Women make up approximately 44% of our global workforce. The average tenure of our global workforce is eight years.

A strategic enabler of our business is to be an employer of choice with a people-first mindset. This competitive advantage enables us to attract, develop and engage outstanding employees. One of the primary responsibilities of our leaders, whom we refer to as coaches, is to support the development needs of our employees to achieve their performance goals. We offer various learning opportunities to allow employees to grow from both a technical and leadership standpoint. Consistently living our company values grants each of us the freedom to make autonomous decisions in the best interest of all stakeholders. We are committed to celebrating the diversity of our individual characteristics that make us unique and creating a culture where everyone experiences a sense of belonging.

Our organizational culture is a competitive advantage, and we prioritize it as such. We care about understanding the views, perspectives and experiences of our end-users and employees. This is foundational in maintaining and growing the WD-40 Company brand and business. Our language, norms, and traditions result in psychological safety, learning, and goal achievement. This includes a total rewards strategy that ensures each employee can sustain their well-being today and into the future.

Our workforce is comprised of the following functions: marketing, sales, customer service, finance and accounting, legal, information technology, human resources, supply chain and logistics, innovation, research and development, quality, and other technical fields. Increasingly, employees collaborate globally with their functional peers or in squads focused on common goals. Success is accelerated through this global collaboration and learning.

The pandemic inspired us to launch what we call "Work from Where", a philosophy to support the work-life integration of our global workforce. This "Work from Where" philosophy enables our coaches and employees to use our values in their decision-making to align on where work is completed.

The Compensation Committee of our Board of Directors provides oversight of our relevant people-management practices. Our approach to compensation aligns the interests of every employee with the creation of company value over time. We completed a study in February 2020 to examine gender pay differences to determine if there were occasions of compensation decisions not being based on job-related criteria. This study identified no biased decision-making, as any differences were explainable by job-related criteria. The next study will be completed in late calendar year 2023. We will continue to conduct equitable pay studies going forward. We invite you to review our ESG report (located on our Internet site at www.wd40company.com) for more information about corporate responsibility, our workforce, programs, and initiatives. Nothing on our website, including but not limited to our ESG report, shall be deemed incorporated by reference into this Annual Report on Form 10-K.

Products

Maintenance Products

Included in our maintenance products are both multi-purpose maintenance products and specialty maintenance products. These maintenance products are sold worldwide and they provide end users with a variety of product and delivery system options.

Our signature product is WD-40 Multi-Use Product in the blue and yellow can with the little red top. It is included within the maintenance product category and accounts for a significant majority of our sales. We have various products and product lines which we currently sell under the WD-40 Brand and they are as follows:

WD-40® Multi-Use Product – The WD-40 Multi-Use Product is a market leader in many countries among multi-purpose maintenance products and is sold as an aerosol spray with various unique delivery systems, a non-aerosol trigger spray, a precision pen, and in liquid-bulk form through mass retail stores, hardware stores, automotive parts outlets, online retailers, warehouse club stores and industrial distributors and suppliers. The WD-40 Multi-Use Product is sold worldwide in North, Central and South America, Asia, Australia, Europe, the Middle East and Africa. WD-40 Multi-Use Product has a wide variety of consumer uses in, for example, household, marine, automotive, construction, repair, sporting goods and gardening applications, in addition to numerous industrial applications.

WD-40 Specialist® product line – WD-40 Specialist consists of a line of professional-grade specialty maintenance products that includes penetrants, degreasers, corrosion inhibitors, greases, lubricants and rust removers that are aimed at professionals and consumer enthusiasts. These products are also sold with various unique delivery systems. The WD-40 Specialist product line is sold primarily in the U.S. and many countries in Europe, as well as parts of Canada, Latin America, Australia and Asia. Within the WD-40 Specialist product line, we also sell bike-specific products across all our segments, motorbike-specific products in Europe, lawn and garden specific products in Australia, and automotive specific products in Asia.

We also have the following additional brands which are included within our maintenance products group:

3-IN-ONE® – The 3-IN-ONE brand consists of multi-purpose drip oil, specialty drip oils, and spray lubricant products, as well as other specialty maintenance products. The multi-purpose drip oil is a lubricant with unique spout options that allow for precise applications to small mechanisms and assemblies, tool maintenance and threads on screws and bolts. 3-IN-ONE Oil is the market share leader among drip oils in many countries. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming and construction. In addition to the drip oil line of products, the 3-IN-ONE brand also includes professional-grade aerosol maintenance products, such as 3-IN-ONE RVcare products, 3-IN-ONE Garage Door Lubricant and 3-IN-ONE Lock Dry Lube. The long legacy, brand awareness and high quality of the 3-IN-ONE brand and its established distribution network have enabled these products to gain international acceptance. 3-IN-ONE products are sold primarily in the U.S., Europe, Canada, Latin America and Australia.

GT85® – The GT85 brand is a multi-purpose bike maintenance product line that consists of professional spray maintenance products and lubricants which are sold primarily in the bike market through the automotive and industrial channels in the U.K.

Homecare and Cleaning Products

We sell our homecare and cleaning products in certain locations worldwide and they include a portfolio of well-known brands as follows:

2000 Flushes® – The 2000 Flushes brand is a line of long-lasting automatic toilet bowl cleaners. It includes a variety of formulas, including the Bleach and Blue plus Bleach that has a unique EPA-approved "kills bacteria" claim. 2000 Flushes is sold primarily in the U.S. and Canada through grocery and mass retail channels as well as through online retailers.

Spot Shot® – The Spot Shot brand is sold as an aerosol and a liquid trigger carpet stain and odor eliminator. The brand also includes environmentally friendly products such as Spot Shot Instant Carpet Stain & Odor Eliminator and Spot Shot Pet Instant Carpet Stain & Odor Eliminator, which have non-toxic and biodegradable formulas. Spot Shot products are sold primarily through grocery and mass retail channels, online retailers, warehouse club stores and hardware and home center stores in the U.S., Canada and the United Kingdom. Spot Shot products are sold in the U.K. under the 1001® brand name.

Carpet Fresh® – The Carpet Fresh brand is a line of room and rug deodorizers sold as powder and aerosol quick-dry foam products. These products are sold primarily through grocery, mass, and value retail channels as well as through online retailers in the U.K. and Australia. Although Carpet Fresh brand products are also sold in the U.S., they are sold by a third party under a licensing agreement. In the U.K., these products are sold under the 1001® brand name. In Australia, they are sold under the no vac® brand name.

1001® – The 1001 brand includes carpet and household cleaners and rug and room deodorizers which are sold primarily through mass retail, grocery and home center stores in the U.K.

Lava®/Solvol® – The Lava and Solvol brands consist of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels as well as through online retailers. Lava is sold primarily in the U.S., while Solvol is sold exclusively in Australia.

X-14® – The X-14 brand is a line of quality automatic toilet bowl cleaners. X-14 is sold primarily in the U.S. through grocery and mass retail channels as well as through online retailers.

Sales and Marketing

Our sales do not reflect any significant degree of seasonality. However, it is common for our sales to fluctuate from period to period or year to year due to various factors including, but not limited to, new or lost distribution, the timing of customer orders particularly in distributor markets, the number of product offerings carried by a customer and the level of promotional activities and programs being run at customer locations. New or lost distribution occurs when we gain or lose customers, when we gain or lose store count for a customer or when our products are added to new locations within a store or removed from existing locations. From time to time, as part of new product offering launches, we may gain access to entirely new distribution channels. The number of product offerings refers to the number of brands and/or the number of products within each of those brands that our customers offer for sale to end users. The level of promotional activities and programs relates to the number of events or volumes of purchases by customers in support of off-shelf or promotional display activities. Changes in any one of these three factors or a combination of them can cause our sales levels to increase or decrease from period to period. Promotional activities can also be impacted by customers adjusting to price increases and other market disruptions. It is also common and/or possible that we could lose distribution or product offerings and experience a decrease in promotional activities and programs in one period and subsequently regain this business in a future period. We are accustomed to such fluctuations and manage this as part of our normal business activities.

Manufacturing

We outsource our finished goods manufacturing directly or through our marketing distributors to various third-party manufacturers. We or our marketing distributors use contract manufacturers in the U.S., Mexico, Brazil, Argentina, Colombia, the U.K., Italy, Poland, Australia, China, South Korea and India. Although we have definitive minimum purchase obligations included in the contract terms with certain contract manufacturers, when such obligations have been included, they have either been immaterial or the minimum amounts have been such that they are below the volume of goods that we have historically purchased. Supply needs are communicated by us to our contract manufacturers, and we are committed to purchasing the products manufactured based on orders and short-term projections, ranging from two months to six months, provided to the contract manufacturers. We also formulate and manufacture concentrate used in our WD-40 products at certain of our own facilities and at third-party contract manufacturers.

In addition to the commitments to purchase products from contract manufacturers described above, we may also enter into commitments with other manufacturers from time to time to purchase finished goods and components to support innovation and renovation initiatives and/or supply chain initiatives.

Sources and Availability of Components and Raw Materials

We rely on a limited number of third-party contract manufacturers and component suppliers, including single or sole-sourced suppliers, for certain of our raw materials, packaging, product components and other necessary supplies. Where possible and where it makes business sense, we work with secondary or multiple suppliers to qualify additional supply sources. Historically, except for limited circumstances during the COVID-19 pandemic, we have been able to obtain adequate capacity and raw materials. The primary components and raw materials for most of our products include specialty chemicals and aerosol cans, which are manufactured from commodities that are subject to market price fluctuations. The availability of these components and raw materials is affected by a variety of supply and demand factors, including global market conditions, plant capacity utilization, and natural disasters. We have been experiencing input cost inflation that has impacted the cost of certain raw materials and freight services over the last several years. As a result, we took actions to increase prices with our customers to help mitigate some of these inflationary pressures. We also have and continue to implement cost savings initiatives to help mitigate those pressures. Our business results depend on the effective management and remedy of any supply disruptions. We expect these components and raw materials to continue to be readily available in the future and we have developed sourcing alternatives and risk mitigation plans. We expect some level of challenging market conditions to persist in fiscal year 2024, as described above.

Research and Development

We recognize the importance of innovation and renovation to our long-term success and are focused on and committed to research and new product development activities, primarily in our maintenance product group. Our product development team engages in consumer research, product development, current product improvement and testing activities. The product development team also leverages its development capabilities by partnering with a network of outside resources including our current and prospective outsource suppliers. In addition, the research and development team engages in activities and product development efforts which are necessary to ensure that we meet all regulatory requirements for the formulation of our products. Our research and development team currently conducts global testing at a laboratory facility that we lease in New Jersey.

Competition

The markets for our products, particularly those related to our homecare and cleaning products, are highly competitive. Our products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. We are aware of many competing products, some of which sell for lower prices or are produced and marketed by companies with greater financial resources than those of our Company. We rely on the awareness of our brands among consumers, the value offered by those brands as perceived by consumers, product innovation and renovation and our multiple channel distributions as our primary strategies. New products typically encounter intense competition, which may require advertising and promotional support and activities. When or if a new product achieves consumer acceptance, ongoing advertising and promotional support may be required in order to maintain its relative market position.

Trademarks and Patents

We own a number of patents, but rely primarily upon our established trademarks, brand names and marketing efforts, including advertising and sales promotions, to compete effectively. The WD-40 brand, 3-IN-ONE, Lava, Solvol, X-14, 2000 Flushes, Carpet Fresh and no vac, Spot Shot, GT85, and 1001 trademarks are registered or have pending registrations in various countries throughout the world.

WD-40 Company, the WD-40® logo, WD-40® Multi-Use Product, WD-40 Specialist®, WD-40 BIKE®, 3-IN-ONE®, GT85®, 2000 Flushes®, no vac®, 1001®, Spot Shot®, Lava®, Solvol®, X-14®, and Carpet Fresh® and other trademarks or service marks of WD-40 Company or its subsidiaries are the property of WD-40 Company or its subsidiaries. Other service marks, trademarks, and tradenames referred to in this Annual Report on Form 10-K are the property of their respective owners. Except as set forth above and solely for convenience, the trademarks and tradenames in this Annual Report on Form 10-K are generally referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Financial Information about Foreign and Domestic Operations

For detailed information about our foreign and domestic operations, including net sales by reportable segment and long-lived assets by geography, refer to Note 16 – Business Segments and Foreign Operations of the consolidated financial statements, included in Item 15 of this report.

Access to SEC Filings

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available through the Investors section of our website at www.wd40company.com. These reports can be accessed free of charge from our website as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). Information contained on our website is not included as a part of, or incorporated by reference into, this report. The SEC also maintains an internet site (www.sec.gov) that contains our reports.

Item 1A. Risk Factors

The following risks and uncertainties, as well as other factors described elsewhere in this report or in other SEC filings by the Company, could adversely affect the Company's business, financial condition and results of operations. Additional risks and uncertainties that are not currently known to the Company or that are not currently believed by the Company to be material may also harm the Company's business, financial condition and results of operations.

Global economic conditions may negatively impact our financial condition and results of operations.

Adverse developments in the global economy or a reduction in industrial outputs, consumer spending or confidence could significantly decrease purchases of our products by our customers and end users. Consumer purchases of discretionary items, which could include our maintenance products and homecare and cleaning products, may decline during periods where disposable income is reduced or there is economic uncertainty, which would negatively impact our financial condition and results of operations. During unfavorable or uncertain economic times, end users may also increase purchases of lower-priced or non-branded products and our competitors may increase their level of promotional activities to maintain sales volumes, both of which may negatively impact our financial condition and results of operations.

In addition, our sales and operating results may be affected by uncertain or changing economic and market conditions, including inflation, deflation, prolonged weak consumer demand, political instability, public health crises or other changes that may affect the principal markets, trade channels, and industrial segments in which we conduct our business. Public health crises, including epidemics or pandemics, may affect the principal markets, trade channels, and industrial segments in which we conduct our business. For example, the impact of the COVID-19 pandemic caused significant disruptions that impacted global financial markets and supply chains for an extended period of time. Supply chains globally continue to be strained due to increased competition for production line capacity, freight and logistics resources, as well as labor shortages, and shortages of certain materials. These constraints periodically impacted the ability of our third-party manufacturers to procure certain raw materials needed to manufacture our products and impacted our ability to meet the demand for our products at certain times. In addition, global supply chain issues and other macroeconomic factors have resulted in an inflationary environment that has led to increased raw material costs and other input costs. The additional costs resulting from this inflationary environment and the constraints in our supply chain and distribution networks may continue to unfavorably impact our gross margin and operating results in future periods for as long as such constraints and challenges exist.

The severity and duration of the current inflationary environment remain uncertain and it is not possible to predict the extent to which these conditions will impact our financial results and operations in future periods. It is also uncertain how changes in inflationary conditions will impact demand from our customers and end-users. If demand from our customers and end-users decreases in future periods, this could adversely impact our financial results.

If economic or market conditions in certain of our key global markets deteriorate, we may experience material adverse effects on our business, financial condition and results of operations. Adverse economic and market conditions could also harm our business by negatively affecting the parties with whom we do business, including our customers, retailers, distributors and wholesalers, and third-party contract manufacturers and suppliers. Such conditions could impair the ability of our customers to pay for products they have purchased from us. As a result, allowances for credit losses and write-offs of accounts receivable from our customers may increase. In addition, our third-party contract manufacturers and their suppliers may experience financial difficulties or business disruptions that could negatively affect their operations and their ability to supply us with finished goods and the raw materials, packaging, and components required for our products.

Our business and financial results could suffer if we are unable to attract, retain and motivate talented employees, including senior management, and maintain our corporate culture.

Our success depends on our continuing ability to attract, engage and develop highly qualified people. Our future performance depends in significant part on maintaining high levels of employee engagement and nurturing our values and culture. We believe that our company culture is a critical driver of our success and we invest substantial time and resources in building, maintaining and evolving our culture. Any failure to preserve and evolve our culture could negatively affect our future success, including our ability to retain and recruit employees. Our success also depends on the continued service of our executive officers, key employees and other talented people. Further, our ability to successfully execute organizational changes, including succession planning and the transition of our executive officers and key employees, is critical to the continued success of our business. The unexpected loss of the services of key employees or executive officers could have a material adverse effect on our business and prospects. In addition, current economic conditions have led to an unusually competitive labor market in which experienced personnel are in high demand. Since the competition for such talent is intense there can be no assurance that we can retain our key employees or attract, assimilate and retain employees who are fully engaged in the future. If we are unable to implement and successfully manage the initiatives associated with our strategic framework in accordance with our business plans, our business and financial results could be adversely affected. Moreover, there is no certainty that the implementation of the initiatives associated with our strategic framework will advance our business or financial results as intended.

If the success and reputation of one or more of our leading brands erodes, our business, financial condition and results of operations could be negatively impacted.

Our financial success is directly dependent on the success and reputation of our brands, particularly our WD-40 Brand. The success and reputation of our brands can suffer if marketing plans or product development and improvement initiatives, including the release of new products or innovative packaging, do not have the desired impact on the brands' image or do not attract customers as intended. Our brands can also be adversely impacted due to the activities and pressures placed on them by our competitors. Further, our business, financial condition and results of operations could be negatively impacted if one of our leading brands suffers damage to its reputation due to real or perceived quality or safety issues. Quality issues, which can lead to large scale recalls of our products, can be due to causes such as product contamination, regulatory non-compliance, packaging errors, incorrect ingredients or components in our product or low-quality ingredients in our products due to suppliers delivering items that do not meet our specifications. Product quality issues, which could include lower product efficacy due to formulation changes attributable to regulatory requirements, could also result in decreased customer confidence in our brands and a decline in product quality could result in product liability claims. In addition, our brand value depends on our ability to maintain a positive consumer perception of our corporate integrity and brand culture. Negative claims or publicity involving us, our products, or any of our key employees could damage our reputation and brand image, regardless of whether such claims have merit. This risk is compounded by the increasing use of social and digital media and networking sites by consumers and the speed by which information and opinions are disseminated. If we are unable to anticipate or respond to various challenges in the marketplace, including trends in the market and changing consumer demands and sentiment, our financial results may be negatively impacted. Although we dedicate significant resources to prevent brand erosion and preserve our reputation and the reputation of our brands, there can be no assurance that such efforts will be successful.

Sales unit volume growth may be difficult to achieve.

Our ability to achieve sales volume growth will depend on our ability to (i) execute the initiatives associated with our strategic framework, (ii) drive growth in new markets by making targeted end users aware of our products and expanding distribution, (iii) drive growth within our existing markets through innovation, renovation and enhanced merchandising and marketing of our established brands, and (iv) capture market share from our competitors. It is more difficult for us to achieve sales volume growth in developed markets where our products are widely used as compared to developing or emerging markets where our products have been newly introduced or are not as well known by consumers. To protect our existing market share or capture additional market share from our competitors, we may need to increase our investments related to promotions and advertising or introduce and establish new products or product lines. In addition, we periodically implement sales price increases within certain markets or for certain product lines in response to increased costs associated with components, raw materials, manufacturing and distribution. For example, we implemented significant sales price increases during fiscal years 2022 and 2023 in response to significant increases in our cost of goods sold caused by the current inflationary environment. Sales price increases may slow sales volume growth or create declines in volume in the short term as customers and end users adjust to sales price increases or purchase alternative products at lower prices. We may lose a portion of our consumer base with steep price actions. In addition, the continued prominence and growth of the online retail sales channel has presented both us and our customers that sell our products online with the challenge of balancing online and physical store retailing methods. Alternative retail channels could potentially become more prevalent than the traditional retailers upon whom we rely for the majority of our business and operating profit. As a result of changes in end-user preference, some sales are shifting more to these online retail sales channels, and this may present a challenge in our markets where we have a less developed e-commerce business. Although we are engaged in e-commerce with respect to our products, if we are not successful in expanding sales in such alternative retail channels or we experience challenges with operating in such channels, our financial condition and results of operations may be negatively impacted. In addition, a change in the strategies of our existing customers, including shelf simplification, the discontinuation of certain product offerings or the shift in shelf space to competitors' products could reduce our sales and potentially offset sales volume increases achieved as a result of other sales growth initiatives. If we are unable to increase market share in our existing product lines by developing product improvements, investing adequately in our existing brands, building usage among new customers, developing, acquiring or successfully launching new products or product line extensions, or successfully penetrating emerging and developing markets and sales channels globally, we may not achieve our sales volume growth objectives.

Cost volatility in finished goods, components, raw materials, transportation and other supplies or services could harm our financial condition and results of operations.

Volatility in the cost of finished goods, which may be driven by cost volatility for components, raw materials and third-party manufacturing fees, as well as volatility in the cost of transportation and other supplies or services may harm our financial condition and results of operations. Specialty chemicals and aerosol cans, which constitute a significant portion of the costs for many of our maintenance products, have experienced significant price volatility in the past, and may continue to do so in the future. In particular, volatility in the price of oil impacts the cost of specialty chemicals, many of which are indexed to the price of regional crude oil or related refined products. Fluctuations in oil and diesel fuel prices have also historically impacted the cost of transporting our products, compounded recently by increased regulations imposed on the freight industry and additional macroeconomic factors which have resulted in increased freight costs. For example, the COVID-19 pandemic resulted in global supply chain constraints and transportation disruptions that led to increased competition for freight resources, higher fees charged by our third-party manufacturers, increased raw material costs and other input costs that negatively impacted our results of operations. In addition, other macroeconomic factors have resulted in an inflationary environment that has compounded these impacts and led to further increases in raw material costs, manufacturing and distribution costs, and other input costs. When there are significant increases in the costs of components, raw materials, third-party manufacturing fees and other expenses, and we are not able to increase the prices of our products or achieve other cost savings to an extent that they will offset such cost increases, our gross margin and operating results will be negatively impacted.

In addition, if we increase our sales prices in response to increases in the cost of such raw materials, and those raw material costs later decline significantly, we may not be able to sustain our sales prices at these higher levels. As component and raw material costs are the principal contributors to the cost of goods sold for all of our products, any significant fluctuation in the costs of components and raw materials could have a material impact on the gross margins realized on our products. Sustained increases in the cost of raw materials, components, fees from our third-party contract packagers, transportation and other necessary supplies or services, or significant volatility in such costs, could have a material adverse effect on our financial condition and results of operations.

Global operations outside the U.S. expose us to uncertain conditions, foreign currency exchange rate risk and other risks in international markets.

Our sales outside of the U.S. were approximately 61% of consolidated net sales in fiscal year 2023. As a result, our ability to execute our strategic initiatives will continue to face substantial risks associated with having increased global operations outside the U.S., including:

- economic or political instability in any of our global markets;

- challenges associated with conducting business in foreign jurisdictions, including those related to our understanding of and compliance with business laws and regulations in such foreign jurisdictions;

- increasing tax complexity or changes in tax law associated with operating in multiple tax jurisdictions;

- a dispersed employee base and requirements for compliance with varied employment regulations and labor laws, including health and safety regulations and wage and hour laws, in countries outside the U.S.;

- varying and complex privacy laws in foreign jurisdictions; and

- the imposition of tariffs or trade restrictions and costs, burdens and restrictions associated with other governmental actions.

These risks could have a significant impact on our ability to sell our products on a competitive basis in global markets outside the United States. In addition, continued developments in global political climates have introduced greater uncertainty with respect to tax policies, trade relations, tariffs and government regulations affecting trade between the U.S. and other countries. For example, on February 24, 2022, Russian forces launched significant military action against Ukraine, which has resulted in conflict and disruption in the region since that time. In response to this action taken by Russia, the U.S. and other countries immediately imposed various economic sanctions against Russia. These geopolitical tensions have continued, and it is uncertain when conditions will improve or whether additional governmental sanctions will be enacted in future periods. The direct and indirect impacts of this evolving situation and its effect on global economies in future periods are difficult to predict. We suspended selling our products to markets in Russia and Belarus beginning in March 2022, which has had an unfavorable impact on our sales. As a result of this conflict, commodity markets remain subject to heightened levels of volatility, especially as they relate to the price of crude oil, which increased significantly in the immediate aftermath of the sanctions against Russia. The volatility in crude oil prices could unfavorably impact the cost of our products, as well as the cost of the transportation and distribution of our products. The duration and severity of such increases in the price of crude oil are highly unpredictable and may unfavorably impact our cost of goods sold for as long as these conditions exist. These developments, as well as the risks outlined above, could have a material adverse effect on our business, financial condition and results of operations.

Approximately 46% of our revenues in fiscal year 2023 were generated in currencies other than the U.S. Dollar, which is our reporting currency. In addition, all our foreign operating subsidiaries have functional currencies other than the U.S. Dollar, and our largest subsidiary is in the U.K. and generates significant sales in Pounds Sterling and Euros. As a result, we are exposed to foreign currency exchange rate risk with respect to our sales, expenses, profits, cash and cash equivalents, other assets and liabilities denominated in currencies other than the U.S. Dollar. Our financial results are negatively impacted when the foreign currencies in which our subsidiary offices operate weaken relative to the U.S. Dollar. Although we use instruments to hedge certain foreign currency risks, primarily those associated with our U.K. subsidiary and net assets denominated in non-functional currencies, we are not fully protected against foreign currency fluctuations and, therefore, our reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Additionally, our global operations outside the U.S. are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, credit risk of local customers and distributors and potentially adverse tax consequences. As we further develop and grow our business operations outside the U.S., we are exposed to additional complexities and risks, particularly in China, Mexico and other emerging markets. In many foreign countries, particularly in those with developing economies, business practices that are prohibited by the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act or other applicable anti-corruption laws and regulations may be prevalent. Evolving privacy and anti-trust laws and regulations in Europe, the U.S. and other jurisdictions present additional risks. Any failure to comply with these laws, even if inadvertent, could result in significant penalties or otherwise harm our reputation and business. Although we have adopted policies and contract terms to mandate compliance with these laws, there can be no assurance that all our employees, contractors and agents will comply with our requirements. Violations of these laws could be costly and disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations.

Reliance on a limited base of third-party contract manufacturers, logistics providers and suppliers of raw materials and components may result in disruption to our business and this could adversely affect our financial condition and results of operations.

We rely on a limited number of third-party contract manufacturers, logistics providers and suppliers, including single or sole source suppliers for certain raw materials, packaging, product components and other supplies. We do not have direct control over the management or business of these third parties, except indirectly through terms negotiated in service or supply contracts. As a result, we face substantial risks associated with our reliance on third-party manufacturers, suppliers, and/or logistics providers, including but not limited to the following areas:

- changes to the terms of doing business with these providers or the production capacity they allocate to our products;

- disagreements or the inability to maintain good relationships with these providers, including the failure of these providers to be aligned with our company values;

- financial difficulties experienced by these providers;

- consolidation of third-party packagers, which could reduce competition in the industry and increase our costs for their services or result in the acquiring company declining to manufacture our products;

- significant disruptions in the production or transportation of our products due to events having regional or global impacts on economic activity, such as public health emergencies, natural disasters or extreme weather conditions;

- significant disruptions in the production or transportation of our products due to competition for materials, components, labor or services from third-party vendors;

- concentration of inventory increasing exposure to risks associated with fire, natural disasters, theft and logistics disruptions to customer order fulfillment; or

- inability to successfully implement new manufacturing processes associated with new facilities or new product lines.

In addition, if we are unable to contract with third-party manufacturers or suppliers for the quantity and quality levels needed for our business, we could experience disruptions in production and our financial results could be adversely affected. In particular, the COVID-19 pandemic, extreme weather events and other macroeconomic factors have resulted in significant supply chain constraints and transportation disruptions at times. Some of the challenges that we have experienced include general aerosol-related production capacity constraints and competition for such capacity by other companies who utilize the same third-party manufacturers for their aerosol production. These challenges have periodically resulted in us not being able to meet the demand for our products by customers and end-users in certain markets where demand for aerosols has, for certain products, outpaced the available production capacity in the region. We have been actively working on various initiatives in partnership with our third-party manufacturers and we have identified and onboarded new third-party manufacturers in recent years in order to increase the capacity and resilience of our supply chain to meet strong end-user demand. When we onboard new third-party manufacturers, it comes with inherent risks and in the current economic environment, it also potentially comes with higher costs. In addition, actions we have taken to increase inventory levels of certain raw materials and finished goods, given the current challenges within supply chain and increased lead times required by suppliers, have led to higher transportation, storage and distribution costs. We are not able to estimate the degree of the impact or the costs associated with potential future disruptions within our supply chain and distribution networks as these supply chain issues are being resolved.

Malfunctions or implementation issues related to the critical information systems that we use for the daily operations of our business, cyberattacks and data breaches could adversely affect our ability to conduct business.

To conduct our business, we rely extensively on information technology systems, networks and services, many of which are managed, hosted and provided by third-party service providers. We cannot guarantee that our security measures will prevent cyberattacks resulting in breaches of our own or our third-party service providers' databases and systems. Techniques used in these attacks change frequently and may be difficult to detect for periods of time. Although we have policies and procedures in place governing (i) the timely investigation of cybersecurity incidents, (ii) the timely disclosure of any related material nonpublic information resulting from a material cybersecurity incident, and (iii) the safeguarding against insider trading of directors, officers, and other corporate insiders between the period of investigation and the public disclosure of such an incident; cybersecurity incidents themselves, such as the release of sensitive data from our databases and systems, could adversely affect our business, financial condition and results of operations. The increasing number of information technology security threats and the development of more sophisticated cyberattacks, including ransomware, pose a potential risk to the security of our information technology systems and networks, as well as to the confidentiality, availability and integrity of our data. In addition, the increased use of remote work infrastructures also increases the possible cybersecurity risks. Further, such incidents could also materially increase the costs that we already incur to protect against such risks. While we maintain cyber insurance, our coverage may not be adequate for liabilities or costs actually incurred, and we cannot be certain that any insurer will not deny coverage of a future claim. We also cannot be certain that such insurance will continue to be available to us on economically reasonable terms, if at all, in future periods.

In addition, system failure, malfunction or loss of data that is housed in our critical information systems or our third-party service providers' critical information systems could disrupt our ability to timely and accurately process transactions and produce key financial reports, including information on our operating results, financial position and cash flows. Our information systems could be damaged or cease to function properly due to a number of other reasons as well, including catastrophic events and power outages. Although we have certain business continuity plans in place to address such service interruptions, there is no guarantee that these business continuity plans will provide alternative processes in a timely manner. As a result, we may experience interruptions in our ability to manage our daily operations and this could adversely affect our business, financial condition and results of operations.

We are currently implementing new information systems within our enterprise resource planning framework at certain of our offices. If we encounter difficulties in executing and completing the implementation of these critical information systems, or if the implementation takes longer than intended, we may experience interruptions in our ability to manage our daily operations and report financial results timely and we may experience significant incremental costs, which could adversely affect our business, financial condition and results of operations. We are implementing these new information systems for certain of our offices because the system they are currently using is not widely used by other companies. In addition, the company that owns and supports this application may not be able to provide the same level of support as that of larger information systems companies. If the company that owns and supports this application in the U.S. were to cease its operations or were unable to provide support for this application prior to the implementation of our new critical information systems, it could adversely affect our daily operations or our business, financial condition and results of operations.

Our ability to achieve our environmental, social and governance and sustainability initiatives are subject to emerging risks and the outcomes may not achieve the anticipated benefits or align with new regulations and stakeholders' expectations.

There has been an increasing focus from stakeholders and regulators related to environmental, social and governance ("ESG") matters across all industries in recent years. ESG standard setting and stakeholder expectations continue to evolve. Criteria used to evaluate ESG practices and metrics may change rapidly at any time, which could result in increased expectations of public companies and may cause us to undertake costly initiatives to satisfy any new requirements. Non-compliance with these emerging regulations or a failure to address stakeholder and societal expectations may result in potential cost increases, litigation, fines, penalties, production and sales restrictions, brand or reputational damage, loss of customers, failure to retain and attract talent, lower valuation and higher investor activism activities.

The increased attention directed towards publicly traded companies surrounding ESG matters includes the recent release of proposed rules by the SEC that could require companies to enhance and standardize disclosures related to climate change, specifically those associated with physical risks and transitional risks. Physical risks include acute risks associated with extreme weather events or chronic risks associated with gradual shifts in climate or weather. Transition risks are the risks that may arise from the adoption of climate-related regulatory policies, including those that may be necessary to achieve the national climate goals in the United States and other countries, or risks associated with changing stakeholder expectations and demands. Any failure or perceived failure, whether or not valid, to pursue and fulfill our ESG initiatives and objectives or to satisfy various ESG reporting standards timely could negatively impact our financial condition and results of operations.

On January 5, 2023, the European Commission's Corporate Sustainability Reporting Directive ("CSRD") became effective. The CSRD expands the number of companies required to publicly report ESG-related information and defines the ESG-related information that companies are required to report in accordance with European Sustainability Reporting Standards ("ESRS"). While CSRD rules are prescriptive for the types of data to be reported, the standards to quantify and qualify such data are still evolving and uncertain, and may impose increased costs on us related to complying with our reporting obligations and increase risks of non-compliance with ESRS and the CSRD. We are closely monitoring the rules and regulations related to CSRD and its impact, if any, on us.

Government laws and regulations, including environmental laws and regulations, could result in material costs or otherwise adversely affect our financial condition and results of operations.

The manufacturing, chemical composition, packaging, storage, distribution and labeling of our products and the way our business operations are conducted must comply with an extensive array of state, federal and international laws and regulations. If we are not successful in complying with the requirements of all such regulations, we could be fined or other actions could be taken against us by the applicable governing body, including the possibility of a required product recall. Any such regulatory action could adversely affect our financial condition and results of operations. It is also possible that governments and regulatory agencies will increase regulation, including the adoption of further regulations relating to the transportation, storage or use of certain chemicals, to enhance homeland security or protect the environment and such increased regulation could negatively impact our ability to obtain raw materials, components and/or finished goods or could result in increased costs.

Some of our products have chemical compositions that are controlled by various state, federal and international laws and regulations that are subject to change. We are required to comply with these laws and regulations and we seek to anticipate regulatory developments that could impact our ability to continue to produce and market our products. We invest in research and development to maintain product formulations that comply with such laws and regulations. There can be no assurance that we will not be required to alter the chemical composition of one or more of our products in a way that will have an adverse effect upon the product's efficacy or marketability. A delay or other inability on our part to complete product research and development and successfully reformulate our products in response to any such regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to an SEC rule mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that requires management to conduct annual due diligence to determine whether certain minerals and metals, known as "conflict minerals", are contained in our products and, if so, whether they originate from the Democratic Republic of Congo or adjoining countries. Although we have concluded that our current products do not contain such "conflict minerals" in our annual evaluations to date, if we were to conclude that these materials exist within our products in future periods, we may have difficulty verifying the origin of such materials for purposes of disclosures required by the SEC rules.

We are also subject to numerous environmental laws and regulations that impose various environmental controls on our business operations, including, among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon our operations. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. We believe that our expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on our financial condition, results of operations or cash flows. However, the environmental laws under which we operate are complicated, may become more stringent and may be applied retroactively. Accordingly, there can be no assurance that we will not be required to incur additional expenditures to remain in or to achieve compliance with environmental laws in the future or that any such additional expenditures will not have a material adverse effect on our business, financial condition or results of operations.

In addition, certain countries and other jurisdictions in which we operate have data protection and anti-trust laws that impose strict regulations on us. Non-compliance with any of these regulations may result in significant penalties being imposed on us. Many international and local governmental authorities are considering increased legislative and regulatory requirements concerning protection of personal data which may impact us and increase our costs to comply with these requirements in future periods.

Additional laws and regulations require that we carefully manage our supply chain for the production, distribution and sale of goods. Our failure to comply with any of these regulations or our inability to adequately predict the way these local regulations are interpreted and applied to our business by the applicable enforcement agencies could have a materially adverse effect on our business, financial condition and results of operations.

Failure to maximize or to successfully assert our intellectual property rights or our infringement on the intellectual property rights of others could impact our competitiveness or otherwise adversely affect our financial condition and results of operations.

We rely on trademark, trade secret protection, patent and copyright laws to protect our intellectual property rights. Although we maintain a global enforcement program to protect our intellectual property rights, there can be no assurance that these intellectual property rights will be maximized or that they can be successfully asserted. If other companies or entities infringe on our intellectual property rights or take part in counterfeiting activities, they may dilute the value of our brands in the marketplace, which could diminish the value that consumers associate with our brands and harm our sales.

There is a risk that we will not be able to obtain and protect our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions or product lines dependent upon such licensed rights. We cannot be certain that these rights, if obtained, will not be withdrawn, invalidated, circumvented or challenged in the future, and we could incur significant costs in connection with legal actions to defend and preserve our intellectual property rights. In addition, even if such rights are obtained in the U.S., the laws of some of the other countries in which our products are or may be sold might not protect intellectual property rights to the same extent as the laws of the United States, or they may be difficult to enforce. Our failure to protect or successfully assert our intellectual property rights or failure to protect our other proprietary information could make us less competitive and this could have a material adverse effect on our business, financial condition and results of operations.

Trade secret protection, particularly for our most valuable product formulation for the WD-40 Multi-Use Product, requires specific agreements, policies and procedures to assure the secrecy of information classified as a trade secret. If such agreements, policies and procedures are not effective enough to maintain the secrecy of our trade secrets or if chemical disclosure regulations do not allow for continued protection of essential elements of our trade secret formulations, the loss of trade secret protection could have a material adverse effect on our business, financial condition or results of operations.

If we are found to have violated the trademark, copyright, patent or other intellectual property rights of others, such a finding could result in the need to cease the use of a trademark, trade secret, copyrighted work or patented invention in our business and an obligation to pay a substantial amount for past infringement. It could also be necessary to pay a substantial amount in the future if the holders of such rights are willing to permit us to continue to use the intellectual property rights. Either having to cease use or pay such amounts could make us less competitive and could have a material adverse impact on our business, financial condition and results of operations.

Our operating results and financial performance may not meet expectations, which could adversely affect our stock price.

We cannot be sure that our operating results and financial performance, which include sales, net income, earnings per common share, gross margin and cash flows, will meet expectations. If our assumptions and estimates are incorrect or if we do not achieve all of our key goals or strategic initiatives, then our actual performance could vary materially from our internal expectations and those of the market. Failure to meet or exceed these expectations could cause the market price of our stock to decline. In addition, the trading market for our common stock is influenced by the research and reports that securities analysts, industry analysts and other third parties publish about us or our business. We do not have any control over these reports or analysts. If securities or industry analysts adversely change their recommendations regarding our common stock or if any of these analysts cease coverage of us in their reports, our stock price and trading volume could decline. Our operating results and financial performance may be negatively influenced by several factors, many of which are discussed in this Item 1A "Risk Factors".

In addition, sales volume growth, whether due to acquisitions or internal growth, can place burdens on management resources and financial controls that, in turn, can have a negative impact on our operating results and financial condition.

To some extent, we plan our expense levels in anticipation of future revenues; if actual revenues fall short of these expectations, operating results may be adversely affected by reduced operating margins or operating profits due to actual expense levels that are higher than might otherwise have been appropriate.

We face competition in our markets which could lead to reduced sales and profitability.

We encounter competition from similar and alternative products, many of which are produced and marketed by major national or multinational companies. In addition, we frequently discover products in certain markets that are counterfeit reproductions of our WD-40 products as well as products otherwise bearing an infringing trade dress. The availability of counterfeits and other infringing products, particularly in China and other emerging markets, could adversely impact our sales and potentially damage the value and reputation of our brands.

Our products generally compete on the basis of brand recognition, product performance, price, quality or other benefits to consumers and meeting end users' needs. Advertising, promotions, merchandising and packaging also have a significant impact on consumer purchasing decisions. A newly introduced consumer product, whether improved or recently developed, usually encounters intense competition requiring substantial expenditures for advertising, sales and consumer promotion. If a product gains consumer acceptance, it normally requires continued advertising, promotional support and product improvements in order to maintain its relative market position.

Some of the competitors for our homecare and cleaning products are larger and have financial resources greater than ours. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than us.

Competitive activity may require us to increase our investment in marketing or reduce our sales prices and this may lead to reduced profit margins, a loss of market share or loss of distribution, each of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us or the infringement of our products and brands will not have a material adverse effect on our business, financial condition and results of operations.

Dependence on key customers could adversely affect our business, financial condition and results of operations.

We sell our products through a network of domestic and international mass retail, trade supply and consumer retailers as well as through industrial distributors and suppliers. The retail industry has historically been the subject of consolidation, and as a result, the development of large chain stores has taken place. Today, the retail channel is comprised of several of these large chain stores that capture the bulk of the market share. Since many of our customers have been part of consolidations in the retail industry, these limited customers account for a large percentage of our net sales. Although we expect that a significant portion of our revenues will continue to be derived from this limited number of customers, our largest individual customer contributed to less than 10% of our consolidated net sales in fiscal year 2023. However, changes in the strategies of our largest customers may have an adverse impact on our sales. Such changes in customer strategy may include, but are not limited to: a reduction in willingness to transport and store goods of certain hazardous material ratings, a reduction in the number of brands they carry, or a shift in shelf space in favor of "private label" or competitors' products. The loss of, or reduction in, orders from any of our most significant customers could have a material adverse effect on our brand values, business, financial condition and results of operations. Large customers may seek price reductions, added support or promotional concessions. If we agree to such customer demands and/or requests, it could negatively impact our ability to maintain existing profit margins.

In addition, our business is based primarily upon individual sales orders, and we typically do not enter into long-term contracts with our customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from us at any time and for any reason. We are also subject to changes in customer purchasing patterns or the level of promotional activities. These types of changes may result from changes in the manner in which customers purchase and manage inventory levels, or display and promote products within their stores. Other potential factors such as customer disputes regarding shipments, fees, merchandise condition or related matters may also impact operating results. If we cease doing business with a significant customer or if sales of our products to a significant customer materially decrease, our business, financial condition and results of operations may be harmed.

We may not successfully develop, introduce and/or establish new products and line extensions.

Our future performance and growth depend, in part, on our ability to successfully develop, introduce and/or establish new products as both brand extensions and/or line extensions. We cannot be certain that we will successfully achieve those goals. We compete in several product categories where there are frequent introductions of new products and line extensions and such product introductions often require significant investment and support. Our ability to understand end user needs and preferences is key to maintaining and improving the competitiveness of our product offerings. The development and introduction of new products, as well as the renovation of current products and product lines, require substantial and effective research, development and marketing expenditures, which we may be unable to recoup if the new or renovated products do not gain widespread market acceptance. There are inherent risks associated with new product development and marketing efforts, including product development or launch delays, product performance issues during development, changing regulatory frameworks that affect the new products in development and the availability of key raw materials included in such products. These inherent risks could result in the failure of new products and product line extensions to achieve anticipated levels of market acceptance, additional costs resulting from failed product introductions and the product not being first to market. As we continue to focus on innovation and renovation of our products, our business, financial condition or results of operations could be materially adversely affected if we are not able to effectively develop and introduce new or renovated products and line or brand extensions.

If we are unable to successfully identify, complete or realize the benefits from strategic business developments, acquisitions, divestitures, joint ventures or investments, our financial results could be materially adversely affected.

We may increase growth through business development activities such as acquisitions, joint ventures, licensing and/or other strategic partnerships in the U.S. and internationally. However, if we are not able to identify, acquire and successfully integrate acquired products or companies or successfully manage joint ventures or other strategic partnerships, we may not be able to maximize these opportunities. The failure to properly manage business development activities because of difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors could have a material adverse effect on our business, financial condition and results of operations. In addition, there can be no assurance that our business development activities will be profitable at their inception or that they will achieve sales levels and profitability that justify the investments made.

Future acquisitions, joint ventures or strategic partnerships could also result in the incurrence of debt, potentially dilutive issuances of equity securities, contingent liabilities, amortization expenses related to certain intangible assets, unanticipated regulatory complications and/or increased operating expenses, all of which could materially adversely affect our results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of our business development activities diminish in the future, we may be required to record impairments to goodwill, intangible assets or other assets associated with such activities, which could also materially adversely affect our business, financial condition and results of operations.

In addition, we may consider divesting of businesses or brands that do not meet our strategic objectives or do not meet our growth or profitability targets. We may not be able to complete desired divestitures on terms favorable to us, if at all. If we do complete such desired divestitures, gains or losses on the sales of, or lost operating income from, those businesses or brands may affect our profitability and margins.

Changes in marketing distributor relationships that are not managed successfully by us could result in a disruption in the affected markets.

We distribute our products throughout the world in one of two ways: the direct distribution model, in which products are sold directly by us to wholesalers and retailers in the U.S., Canada, Mexico, Australia, China, the U.K. and a number of other countries, including those throughout Europe; and the marketing distributor model, in which products are sold to marketing distributors who in turn sell to wholesalers and retailers. The marketing distributor model is generally used in countries where we do not have direct Company-owned operations. Instead, we partner with local companies who perform the sales, marketing and distribution functions. We invest time and resources into these relationships. Should our relationship with new or existing marketing distributors be unsuccessful, our sales within such a marketing distributor's territory could be adversely impacted until such time as a suitable replacement can be found and our key marketing strategies are implemented. There is a risk that changes in such marketing distributor relationships, including a change in key marketing distributor personnel or a transition to the direct distribution model, if not managed successfully, could result in a disruption in the affected markets and that such disruption could have a material adverse effect on our business, financial condition and results of operations. Additionally, in some countries, local laws may require substantial payments to terminate existing marketing distributor relationships, which could also have a material adverse effect on our business, financial condition and results of operations.

Product liability claims and other litigation and/or regulatory action could adversely affect our sales and operating results.

The use of our products may expose us to liability claims resulting from such use and potential enforcement actions, including the risk of recall. Claims could be based on allegations that, among other things, our products are improperly labeled or that statements we make on our labels are not accurate, contain contaminants, provide inadequate instructions regarding their use or inadequate warnings concerning their use or interactions with other substances. Product liability claims could result in negative publicity that could harm our sales and operating results. We maintain product liability insurance to protect us from loss attributable to product liability claims, but the extent of such loss could exceed available limits of insurance or could arise out of circumstances under which such insurance coverage is unavailable. Other business activities may also expose us to litigation risks, including risks that may not be covered by insurance such as contract disputes. If successful claims are asserted by regulatory agencies or third parties against us for non-compliance or uninsured liabilities or liabilities more than applicable limits of insurance coverage, our business, financial condition and results of operations may be adversely affected. If one of our products were determined to be defective, we could be required to recall the product, which could result in significant expenses, adverse publicity and loss of revenues. Even if we are successful in defending against such claims, litigation could result in substantial cost and be a distraction to our management and employees.

Additionally, our products may be associated with competitor products or other products in the same category that may be alleged to have caused harm to consumers. As a result of this association, we may be named in unwarranted legal actions. The potential costs to defend such claims may materially affect our business, financial condition and results of operations.

Resolution of income tax matters may impact our financial condition and results of operations.

Significant judgment is required in determining our effective income tax rate and in evaluating tax positions, particularly those related to uncertain tax positions. We provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the accounting standard for uncertain tax positions. Changes in uncertain tax positions or other adjustments resulting from tax audits and settlements with taxing authorities, including related interest and penalties, impact our effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and resolved, or the statute of limitations expires resulting in the release of the liability. Resolution of such matters or the expiration of the statute of limitations would be recognized as a reduction to our effective tax rate in the year of resolution. Any resolution of a tax matter may require the adjustment of tax assets or tax liabilities or the use of cash in the year of resolution. For additional information on such matters, see Part IV – Item 15, "Exhibits, Financial Statement Schedules" Note 13 – Income Taxes, in this report.

Changes in tax rules may also materially affect our future financial results or the way we conduct our business. The "*Tax Cuts and Jobs Act*" (the "Tax Act") became effective beginning January 1, 2018. The Tax Act significantly changed U.S. tax law and tax rates, as well as mandated the application of a one-time "toll tax" on unremitted foreign earnings, among other things.

International tax changes that occur in the locations where we operate can also materially affect future financial results or operations. For example, we have significant operations in Europe that are subject to income tax rates and laws in multiple jurisdictions. A significant portion of our European income is subject to taxation in the U.K. because our European subsidiary is headquartered in the U.K. In June of 2021 an Act of Parliament received Royal Assent, changing the U.K. corporate tax rate from 19% to 25% effective on April 1, 2023, resulting in an increase in our effective tax rate.

The Tax Act and Inflation Reduction Act have authorized the U.S. Department of the Treasury to issue regulations with respect to the new provisions. We cannot predict how subsequent changes in the Tax Act, regulations, or other guidance issued under each, including conforming or non-conforming state tax rules, might affect our business, financial condition and results of operations. In addition, there can be no assurance that U.S. tax laws, including the corporate income tax rate, will not undergo significant additional changes in the future.

Goodwill and intangible assets are subject to impairment risk.

We assess the potential impairment of our goodwill during the second quarter of each fiscal year and otherwise when events or changes in circumstances indicate that an impairment condition may exist. We also assess our definite-lived intangible assets for potential impairment when events and circumstances indicate that the carrying amount of the asset may not be recoverable or its estimated remaining useful life may no longer be appropriate. Indicators such as underperformance relative to historical or projected future operating results, changes in our strategy for our overall business or use of acquired assets, unexpected negative industry or economic trends, decline in our stock price for a sustained period, decreased market capitalization relative to net book values, unanticipated technological change or competitive activities, loss of key distribution, change in consumer demand, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

The assessment for possible impairment of our goodwill and intangible assets involves judgments on several significant estimates and assumptions, including macroeconomic conditions, overall category growth rates, sales growth rates, cost containment and margin expansion and expense levels for advertising and promotions and general overhead, all of which are developed from a market participant standpoint. We may be required to record a significant charge in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is identified and this could materially adversely affect our financial condition and results of operations. Strategic divestitures of certain businesses or brands could negatively impact our profitability as a result of a reduction in sales and operating income, or a decrease in cash flows subsequent to such divestiture. It may be necessary to recognize impairment charges as a result of a divestiture. Changes in management estimates and assumptions as they relate to valuation of goodwill and intangible assets could affect our financial condition or results of operations in the future. Our review of events and circumstances during fiscal year 2023 included consideration of the current inflationary environment and the impact of Russian military action in Ukraine. For additional information, see Part IV – Item 15, "Exhibits, Financial Statement Schedules" Note 5 – Goodwill and Other Intangible Assets, in this report.

We may not have sufficient cash to service our indebtedness or to pay cash dividends.

Our debt consists of fixed rate senior notes and a revolving credit facility. We use income from operations to make interest and principal payments on our debt. Our borrowing agreements include covenants to maintain certain financial ratios and to comply with other financial terms and conditions. Although we have historically paid out a large part of our earnings to stockholders in the form of regular quarterly cash dividends, we may not have sufficient cash to do so in the future.

We may incur substantial debt in the future for general business and development activities. In addition, we may continue to use available cash balances to execute share repurchases under approved share buy-back plans. To the extent that we are required to seek additional financing to support certain of these activities, such financing may not be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to obtain such financing or to service our existing or future debt with our operating income, or if available cash balances are affected by future business performance, unstable global economic conditions, liquidity, capital needs, alternative investment opportunities or debt covenants, we could be required to reduce, suspend or eliminate our dividend payments to our stockholders. We may also elect to suspend share repurchases depending on available cash balances or concerns that we may have on future cash balances.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Americas

We own and occupy an office located in San Diego, California which houses both corporate employees and employees in our Americas segment. We also lease a regional sales office in Miami, Florida, a research and development office and laboratory in Pine Brook, New Jersey and office space in Toronto, Ontario, Canada and Monterrey, Nuevo León, Mexico. In addition, we lease certain warehouse space and equipment at third-party manufacturer and distributor facilities throughout the U.S.

EMEA

We own and occupy an office as well as a plant facility located in Milton Keynes, United Kingdom. We also lease space for our branch offices in Germany, France, Italy, Spain, Portugal and the Netherlands. In addition, we lease warehouse space at a third-party distributor facility in Denmark.

Asia-Pacific

We lease office space in Epping, New South Wales, Australia; Shanghai, China; and Kuala Lumpur, Malaysia.

Item 3. Legal Proceedings

The information required by this item is incorporated by reference to the information set forth in Item 15 of Part IV, "Exhibits, Financial Statement Schedules" Note 12 — Commitments and Contingencies, in the accompanying notes to the consolidated financial statements included in this report.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the trading symbol WDFC. On October 16, 2023, the last reported sales price of our common stock on the NASDAQ Global Select Market was $203.64 per share, and there were 13,556,684 shares of common stock outstanding held by approximately 549 holders of record.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 13, 2022, our Board of Directors ("Board") approved a 6% increase in the regular quarterly cash dividend, increasing it from $0.78 per share to $0.83 per share. On October 6, 2023, our Board declared a cash dividend of $0.83 per share payable on October 31, 2023 to stockholders of record on October 20, 2023.

Our Board presently intends to continue the payment of regular quarterly cash dividends on our common stock. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and debt covenants.

Purchases of Equity Securities By the Issuer and Affiliated Purchasers

On October 12, 2021, our Board approved a share buy-back plan (the "2021 Repurchase Plan"). Under the 2021 Repurchase Plan, which became effective on November 1, 2021, we were authorized to acquire up to $75.0 million of our outstanding shares through August 31, 2023.

On June 19, 2023, our Board approved a new share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, we are authorized to acquire up to $50.0 million of our outstanding shares through August 31, 2025. The timing and amount of repurchases are based on terms and conditions as may be acceptable to our Chief Executive Officer and Chief Financial Officer, subject to present loan covenants and in compliance with all laws and regulations applicable thereto.

Item 6. Selected Financial Data

Reserved pursuant to amendments in SEC Release No. 33-10890 that eliminate the selected financial data requirements under Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader of our financial statements with a narrative from the perspective of management on our financial condition, results of operations, liquidity and certain other factors that may affect future results. This MD&A includes the following sections: Overview, Highlights, Results of Operations, Performance Measures and Non-GAAP Reconciliations, Liquidity and Capital Resources, Critical Accounting Policies and Estimates, and Recently Issued Accounting Standards. The MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in Item 15 of this report.

Use of Non-GAAP Constant Currency

In order to show the impact of changes in foreign currency exchange rates on our results of operations, we have included constant currency disclosures, where necessary, in the Overview and Results of Operations sections which follow. Constant currency disclosures represent the translation of our current fiscal year revenues, expenses and net income from the functional currencies of our subsidiaries to U.S. Dollars using the exchange rates in effect for the corresponding period of the prior fiscal year. Results on a constant currency basis are not in accordance with accounting principles generally accepted in the United States of America ("non-GAAP") and should be considered in addition to, not as a substitute for, results prepared in accordance with U.S. GAAP. We use results on a constant currency basis as one of the measures to understand our operating results and evaluate our performance in comparison to prior periods in order to enhance the visibility of the underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations. Management believes this non-GAAP financial measure provides investors with additional financial information that should be considered when assessing our underlying business performance and trends. However, reference to constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with U.S. GAAP.

Overview

The Company

WD-40 Company, based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. We own a wide range of well-known brands that include maintenance products and homecare and cleaning products: WD-40 Multi-Use Product, WD-40 Specialist, 3-IN-ONE, GT85, X-14, 2000 Flushes, Carpet Fresh, no vac, Spot Shot, 1001, Lava and Solvol.

Our products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. We sell our products primarily through warehouse club stores, hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, farm supply, sport retailers, and independent bike dealers.

Highlights

The following summarizes the financial and operational highlights for our business during the fiscal year ended August 31, 2023:

- *Consolidated net sales increased $18.4 million, or 4%, for fiscal year 2023 compared to the corresponding period of the prior fiscal year. Increases in the average selling price of our products positively impacted net sales by approximately $81.9 million from period to period, primarily due to sales price increases implemented across all segments at varying times during the current and prior fiscal year. These favorable impacts were partially offset by decreases in sales volume, which unfavorably impacted net sales by approximately $45.8 million from period to period. Changes to net sales attributable to volumes and average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period. In addition, changes in foreign currency exchange rates from period to period had an unfavorable impact of $17.7 million on consolidated net sales for fiscal year 2023. On a constant currency basis, net sales would have increased by $36.1 million, or 7% for fiscal year 2023 compared to the prior fiscal year. This unfavorable impact from changes in foreign currency exchange rates mainly came from our EMEA segment, which accounted for 36% of our consolidated sales for the fiscal year ended August 31, 2023.*

- *Gross profit as a percentage of net sales increased to 51.0% for fiscal year 2023 compared to 49.1% for the prior fiscal year, primarily due to the positive impacts of price increases implemented at varying times during the current and prior fiscal year, offset by ongoing global supply chain challenges, including the increased cost of raw materials and changes in consumer behavior as a result of inflation. See the Impact of Global Supply Chain Constraints and Inflation on Our Business section which follows for details, including actions we continue to take in response to these challenges.*

- *Consolidated net income decreased $1.3 million, or 2%, for fiscal year 2023 compared to the corresponding period of the prior fiscal year. Changes in foreign currency exchange rates from period to period had an unfavorable impact of $2.4 million on consolidated net income for fiscal year 2023. Thus, on a constant currency basis, net income would have increased by $1.1 million, or 2%, for fiscal year 2023 compared to the prior fiscal year.*

- *Diluted earnings per common share for fiscal year 2023 were $4.83 versus $4.90 in the prior fiscal year.*

Significant Developments

Impact of Global Supply Chain Constraints and Inflation on Our Business

Our financial results and operations continue to be impacted by certain ongoing macroeconomic factors that have been affecting global economies, the rate of inflation, supply chains, distribution networks and consumer behavior around the world.

Global supply chain issues have resulted in increased raw material costs and other input costs, higher competition for freight resources, and labor constraints within manufacturing and distribution networks. This inflationary environment started to negatively impact our gross margin and financial results in fiscal year 2021 and these trends have continued to increase our cost of goods sold since that time. In response to these global supply chain issues, we implemented various initiatives. These initiatives included improvements within our existing third-party manufacturer network, as well as identifying and onboarding new third-party manufacturers, particularly in the Americas and EMEA segments. As a result of these initiatives, we experienced increases in the capacity and flexibility of our supply chain and were able to reduce our inventory levels since they peaked during the first quarter of fiscal year 2023. Although it is not possible to estimate the costs or impacts associated with potential future supply chain disruptions or the inflationary environment that continues to impact our raw material costs, we believe that the changes we continue to implement will have a positive impact on our ability to better manage any future disruptions.

To offset the unfavorable impact of increased costs to our gross margin, price increases have been implemented across all of our markets and geographies in fiscal years 2022 and 2023. Although we are seeing the favorable impacts of these price increases, sales volumes are often impacted unfavorably in the short term as customers and end users adjust to increased sales prices. The severity and duration of these conditions and their effects on our supply chain, changes in end-user demand and the current inflationary environment remain uncertain and it is not possible to estimate the extent to which these conditions will impact our financial results and operations in future periods.

See our risk factors disclosed in Part I—Item 1A, "Risk Factors," for further information on these risks.

The Impact of Russian Military Action in Ukraine

On February 24, 2022, Russian forces launched significant military action against Ukraine, which has resulted in conflict and disruption in the region. In response to this action taken by Russia, the U.S. and other countries immediately imposed various economic sanctions against Russia and this event has continued to impact global economies, particularly in Europe. It is uncertain when conditions will improve or whether additional governmental sanctions will be enacted in future periods. It is not possible to predict the direct and indirect impacts of this evolving situation and its effect on global economies in future periods. We suspended selling our products to markets in Russia and Belarus beginning in March 2022, which had and continues to have an unfavorable impact on our business. In addition, we were temporarily unable to sell our products in Ukraine due to the disruption in the country, but sales to Ukraine resumed in the first quarter of fiscal year 2023. Prior to the suspension of sales in Russia and Belarus, our net sales to these two regions were approximately 3% to 4% of consolidated net sales, the majority of which is related to Russia. We do not have facilities, third-party manufacturing partners, employees or inventory located in these affected regions. Additionally, the only activities we conducted in these regions prior to the suspension of sales were through local marketing distributors. Write-offs of previously existing accounts receivable from those marketing distributors affected by the crisis have not been significant to date and are not expected to become significant in future periods.

As a result of this conflict, commodity markets remain subject to heightened levels of uncertainty, especially as they relate to the price of crude oil, which increased significantly in the immediate aftermath of the sanctions against Russia. Increases in crude oil prices unfavorably impact the cost of our products, as well as the cost of the transportation and distribution of our products. The length and severity of the recent volatility increases in the price of crude oil are highly unpredictable and may impact our cost of goods sold for as long as these conditions exist.

Results of Operations

Fiscal Year Ended August 31, 2023 Compared to Fiscal Year Ended August 31, 2022

Operating Items

The following table summarizes operating data for our consolidated operations (in thousands, except percentages and per share amounts):

		Fiscal Year Ended August 31,			
				Change from Prior Year	
	2023		2022	Dollars	Percent
Net sales:					
Maintenance products	$ 503,558	$	485,326	$ 18,232	4 %
Homecare and cleaning products	33,697		33,494	203	1 %
Total net sales	537,255		518,820	18,435	4 %
Cost of products sold	263,035		264,055	(1,020)	0 %
Gross profit	274,220		254,765	19,455	8 %
Operating expenses	184,496		167,435	17,061	10 %
Income from operations	$ 89,724	$	87,330	$ 2,394	3 %
Net income	$ 65,993	$	67,329	$ (1,336)	(2)%
Earnings per common share – diluted	$ 4.83	$	4.90	$ (0.07)	(1)%

Net Sales by Segment

The following table summarizes net sales by segment (in thousands, except percentages):

		Fiscal Year Ended August 31,			
				Change from Prior Year	
	2023		2022	Dollars	Percent
Americas	$ 266,772	$	240,233	$ 26,539	11 %
EMEA	190,818		204,688	(13,870)	(7)%
Asia-Pacific	79,665		73,899	5,766	8 %
Total	$ 537,255	$	518,820	$ 18,435	4 %

Americas Sales

The following table summarizes net sales by product line for the Americas segment (in thousands, except percentages):

| | Fiscal Year Ended August 31, | | | | | | Change from Prior Year | | | |
	2023		2022		Dollars			Percent
Maintenance products	$	250,348	$	223,470	$	26,878		12 %
Homecare and cleaning products		16,424		16,763		(339)		(2)%
Total	$	266,772	$	240,233	$	26,539		11 %
% of consolidated net sales		**50 %**		**47 %**				
CC Net sales – non-GAAP [(1)]	$	266,018	$	240,233	$	25,785		11 %
Currency impact on current period – non-GAAP	$	754						

(1) Current fiscal year constant currency ("CC") net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Americas segment (in millions):

| | Change from Prior Year | | | | | | | | | |
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Fiscal Year	
Increase in average selling price[(1)]	$	13.6	$	12.0	$	11.0	$	3.5	$	40.1
(Decrease) increase in sales volume[(1)]		(11.7)		(3.8)		(1.5)		2.6		(14.4)
Currency impact on current period – non-GAAP		(0.2)		0.2		0.2		0.6		0.8
Increase in net sales	$	1.7	$	8.4	$	9.7	$	6.7	$	26.5

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Americas Sales – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022

Net sales of maintenance products in the Americas segment increased primarily due to the following (by region):

- U.S. sales increased $30.8 million, or 17%. WD-40 Multi-Use Product sales increased by $31.0 million, or 19%, primarily due to price increases implemented throughout the prior fiscal year, which had a significant impact on net sales during fiscal year 2023. In addition, net sales were positively impacted by improved supply chain capacity. WD-40 Specialist and 3-IN-ONE products are sourced at certain third-party manufacturers that were impacted significantly by global supply chain constraints in the prior period, particularly in the first half of fiscal year 2022. However, adjustments we have made in our supply chain to increase the production capacity of our most significant products, including WD-40 Specialist and 3-IN-ONE, improved the availability of these products from period to period. WD-40 Specialist and 3-IN-ONE sales increased by $5.5 million, or 24%, and $3.7 million, or 49%, respectively, primarily due to these improvements that resulted in increased sales volume, as well as price increases implemented during the last twelve months.

- Latin America sales decreased $3.6 million, or 8%, primarily due to weaker economic conditions in many countries within this region, as well as the timing of marketing distributor orders from period to period. Sales were unfavorably impacted period to period due to marketing distributors purchasing a higher level of our product in advance of price increases that went into effect in late fiscal year 2022 for some regions in Latin America. This resulted in certain marketing distributors carrying a higher level of our product than usual leading into fiscal year 2023, which was combined with lower demand due to weaker economic conditions in these regions that limited the level of orders from these distributors during the fiscal year 2023. These unfavorable impacts were partially offset by higher sales in our direct market in Mexico, primarily due to favorable impacts of changes in foreign currency exchange rates and price increases from period to period, partially offset by lower sales volumes as a result of lower demand.

- Canada sales decreased $0.6 million, or 4%, due to unfavorable changes in foreign currency exchange rates and weaker economic conditions that resulted in lower levels of demand and decreased sales volume. In the prior fiscal year, we experienced a higher level of demand in the industrial channel of Western Canada as a result of increased activity levels of end-users in the oil industry due to market conditions within the industry at that time. Demand in the industrial channel of Western Canada was significantly lower in fiscal year 2023. These unfavorable impacts were partially offset by price increases from period to period.

Net sales of homecare and cleaning products in the Americas decreased due to the following:

- The unfavorable impact of lower demand for certain brands was partially offset by price increases and the improvement in the capacity and flexibility of our supply chain from period to period.

- While each of our homecare and cleaning products have continued to generate positive cash flows, we have generally experienced flat or slightly decreased sales for many of these products in recent periods.

For the Americas segment, 78% of sales came from the U.S., and 22% of sales came from Canada and Latin America combined for the fiscal year ended August 31, 2023 compared to the prior fiscal year when 74% of sales came from the U.S., and 26% of sales came from Canada and Latin America combined.

EMEA Sales

The following table summarizes net sales by product line for the EMEA segment (in thousands, except percentages):

	Fiscal Year Ended August 31,				
			Change from Prior Year		
	2023	2022	Dollars		Percent
Maintenance products	$ 181,501	$ 196,524	$	(15,023)	(8)%
Homecare and cleaning products	9,317	8,164		1,153	14 %
Total	$ 190,818	$ 204,688	$	(13,870)	(7)%
% of consolidated net sales	**36 %**	**39 %**			
CC Net sales – non-GAAP [(1)]	$ 205,715	$ 204,688	$	1,027	1 %
Currency impact on current period – non-GAAP	$ (14,897)				

(1) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the EMEA segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase in average selling price[1]	$ 9.5	$ 11.1	$ 9.7	$ 6.0	$ 36.3
Decrease in sales volume[1] – Russian markets	(5.0)	(3.3)	-	-	(8.3)
Decrease in sales volume[1] – All other markets	(13.2)	(10.2)	(3.5)	(0.1)	(27.0)
Currency impact on current period – non-GAAP	(8.0)	(4.9)	(3.2)	1.2	(14.9)
(Decrease) increase in net sales	$ (16.7)	$ (7.3)	$ 3.0	$ 7.1	$ (13.9)

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

The countries and regions in Europe where we sell through a direct sales force include the U.K., Italy, France, Iberia (which includes Spain and Portugal) and the Germanics sales region (which includes Austria, Denmark, Switzerland, Belgium and the Netherlands). The regions in the EMEA segment where we sell through local distributors include the Middle East, Africa, India, Eastern and Northern Europe.

EMEA Sales – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022

Net sales decreased in the EMEA segment due to the following drivers:

Direct Markets – EMEA (72% of net sales YTD FY2023 vs 67% YTD FY2022)

- Sales in our direct markets decreased $1.6 million, or 1%. Changes in foreign currency exchange rates unfavorably impacted net sales by $10.6 million as a result of the weakening of the Pound Sterling, the functional currency of our U.K. subsidiary, against the U.S. Dollar.

- In addition, decreases in sales volume in most direct markets within Europe unfavorably impacted sales period to period. These volume decreases were due to reduced demand compared to the prior period, driven by weaker market and economic conditions as well as a lower level of customer orders and promotional programs as customers adjust to the price increases implemented in late fiscal year 2022 and the first half of fiscal year 2023. These unfavorable impacts due to volume declines in Europe were offset by increases in sales volumes within the United Kingdom.

- The unfavorable impacts were partially offset by price increases across all direct markets.

Distributor Markets – EMEA (28% of net sales YTD FY2023 vs 33% YTD FY2022)

- Distributor market sales decreased $12.3 million, or 18%, in EMEA.

- Sales in Russia decreased $8.3 million from period to period due to the ongoing effects of the Russian military action in Ukraine. See The Impact of Russian Military Action in Ukraine described in the "Significant Developments" section above for further information regarding the suspension of our sales to Russian markets.

- In addition, sales in our distributor markets were unfavorably impacted by $4.3 million due to the weakening of the Pound Sterling, the functional currency of our U.K. subsidiary, against the U.S. Dollar. However, this unfavorable impact to sales in distributor markets was partially offset by the favorable impact of certain sales denominated other than in Pound Sterling, which strengthened against the Pound Sterling from period to period.

- Sales in distributor markets also decreased due to lower sales volumes of maintenance products in most distributor markets, particularly India, Kuwait, Poland, and Pakistan which were down $1.5 million, $1.2 million, $0.7 million and $0.6 million, respectively.

- The decreases in distributor market sales were partially offset by price increases implemented over the last twelve months and favorable changes in sales mix.

Asia-Pacific Sales

The following table summarizes net sales by product line for the Asia-Pacific segment (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2023	2022	Dollars	Percent
Maintenance products	$ 71,709	$ 65,332	$ 6,377	10 %
Homecare and cleaning products	7,956	8,567	(611)	(7)%
Total	$ 79,665	$ 73,899	$ 5,766	8 %
% of consolidated net sales	**14 %**	**14 %**		
CC Net sales – non-GAAP [(1)]	$ 83,221	$ 73,899	$ 9,322	13 %
Currency impact on current period – non-GAAP	$ (3,556)			

(1) Current fiscal year constant currency net sales translated at the foreign currency exchange rates in effect for the corresponding period of the prior fiscal year, compared to prior period actual net sales.

The following table summarizes management's estimates of effects on net sales of changes in price, volume and foreign currency exchange rate impacts for the Asia-Pacific segment (in millions):

	Change from Prior Year				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Increase in average selling price[(1)]	$ 3.1	$ 0.9	$ 0.6	$ 0.9	$ 5.5
Increase (decrease) in sales volume[(1)]	3.5	(1.0)	5.5	(4.1)	3.9
Currency impact on current period – non-GAAP	(1.4)	(0.8)	(0.8)	(0.6)	(3.6)
Increase (decrease) in net sales	$ 5.2	$ (0.9)	$ 5.3	$ (3.8)	$ 5.8

(1) Management's estimates of changes in net sales attributable to volumes and the average selling price of our products are impacted by differences in sales mix related to products, markets and distribution channels from period to period.

Asia-Pacific Sales – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022

Net sales in the Asia-Pacific segment increased due to the following drivers:

- Asia distributor markets sales increased $4.0 million, or 13%, primarily due to higher sales in the fiscal year 2023 due to the absence of COVID-19 lockdown measures, that had severely limited the production of our products by our third-party manufacturer located in Shanghai, China. In addition, sales increased as a result of successful promotional programs and customers that purchased product in advance of price increases implemented in the first half of fiscal year 2023, all of which resulted in increased demand and higher sales volumes in most countries in the region early in fiscal year 2023. Sales were also favorably impacted by price increases implemented over the last twelve months.

- China sales increased $2.4 million, or 12%, due to the success of promotional programs in fiscal year 2023, which increased sales volume from period to period. In addition, sales were favorably impacted by price increases during the prior fiscal year as well as the easing of COVID-19 lockdown measures in Shanghai during the comparative period that severely limited the production of our products by our third-party manufacturer located in the region. These favorable impacts were partially offset by unfavorable changes in foreign currency exchange rates. On a constant currency basis, sales in China would have increased $4.3 million, or 21%.

- Australia sales decreased $0.6 million, or 3% primarily due to the unfavorable impact of changes in foreign currency exchange rates and lower sales volumes, primarily due to lower demand of homecare and cleaning products in the region. On a constant currency basis, sales in Australia would have increased $1.1 million, or 5% due to the favorable impact of price increases.

Gross Profit

The following general information is important when assessing our gross margin:

- There is often a delay before changes in costs of raw materials, such as specialty chemicals used in the formulation of our products, impact cost of products sold due to production and inventory life cycles. Such delays increase with higher production and inventory levels;

- In general, the timing of advertising, promotional and other discounts may cause fluctuations in gross margin from period to period. Advertising, promotional and other discounts that are given to our customers are recorded as a reduction to sales, whereas advertising and sales promotional costs associated with promotional activities that we pay to third parties are recorded as advertising and sales promotion expenses;

- In the EMEA segment, the majority of our cost of goods sold is denominated in Pound Sterling whereas sales are generated in Pound Sterling, Euro and the U.S. Dollar. The strengthening or weakening of the Euro and U.S. Dollar against the Pound Sterling may result in foreign currency related changes to the gross margin percentage in the EMEA segment from period to period; and

- Our gross profit and gross margin may not be comparable to those of other consumer product companies, since some of these companies include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for shipment to our customers from our distribution centers and contract manufacturers and include these costs in selling, general and administrative expenses. These costs totaled $17.1 million and $18.6 million for the fiscal years ended August 31, 2023 and 2022, respectively.

- For further information pertaining to recent trends and economic conditions affecting gross margin, please see the section titled *"Significant Developments"*.

The following table summarizes gross margin and gross profit (in thousands, except percentages):

	Fiscal Year Ended August 31,			
	2023	2022	Change from Prior Year	
Gross profit	$ 274,220	$ 254,765	$ 19,455	
Gross margin	51.0 %	49.1 %	190	bps [1]

(1) Basis points ("bps") change in gross margin.

Gross Margin – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022

Gross margin increased 190 bps primarily due to the following favorable impacts, significantly offset by unfavorable impacts:

Favorable/(Unfavorable)	*Explanations*
720 bps	Sales price increases implemented in all three segments at varying times during the current and prior fiscal year.
60 bps	Changes in foreign currency exchange rates in the EMEA segment.
(290) bps	Higher costs of aerosol cans.
(260) bps	Higher costs of specialty chemicals used in the formulation of our products.
(90) bps	Higher filling fees paid to our third-party contract manufacturers, primarily in the Americas segment.

Selling, General and Administrative ("SG&A") Expenses

		Fiscal Year Ended August 31,			
				Change from Prior Year	
	2023		**2022**	**Dollars**	**Percent**
SG&A expenses	$ 154,684	$	138,658	$ 16,026	12 %
% of net sales	28.8 %		26.7 %		

<u>SG&A Expenses – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022</u>

The increase in SG&A expenses was primarily due to increases in employee-related costs of $13.0 million due to increased headcount and annual compensation increases, as well as higher incentive compensation accruals. Travel and meeting expense also increased SG&A by $4.2 million due to the reduction in travel restrictions related to COVID-19 from period to period. In addition, professional services fees increased $3.4 million in support of the initiatives associated with our strategic framework in the Americas and EMEA segments, including the ongoing implementation of our new information system and increased cloud-based software usage and license fees. In addition, sales commissions increased $0.5 million primarily due to higher sales in the Americas segment. Other miscellaneous expenses increased $0.9 million, primarily as a result of higher overhead expenses. These increases to SG&A expenses were partially offset by favorable changes in foreign currency exchange rates, which reduced SG&A expenses by $5.0 million. In addition, freight expense decreased $1.0 million from period to period.

We continued our research and development investment, the majority of which is associated with our maintenance products, in support of our focus on innovation and renovation of our products. Research and development costs for the fiscal years ended August 31, 2023 and 2022 were $6.2 million and $5.1 million, respectively. Our research and development team engages in consumer research, product development, current product improvements and testing activities. This team leverages its development capabilities by collaborating with a network of outside resources including our current and prospective third-party contract manufacturers. The level and types of expenses incurred within research and development can vary from period to period depending upon the types of activities being performed.

Advertising and Sales Promotion ("A&P") Expenses

		Fiscal Year Ended August 31,			
				Change from Prior Year	
	2023		**2022**	**Dollars**	**Percent**
A&P expenses	$ 28,807	$	27,343	$ 1,464	5 %
% of net sales	5.4 %		5.3 %		

<u>A&P Expenses – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022</u>

The increase in A&P expenses was primarily due to a higher level of promotional programs and marketing support in the Americas segment. This increase was also partially attributable to us investing more in the promotion of new product innovations such as WD-40 Specialist Degreaser & Cleaner EZ-Pods and WD-40 Precision Pen.

Total promotional costs recorded as a reduction to sales were $29.1 million and $28.1 million for the fiscal years ended August 31, 2023 and 2022, respectively. Therefore, our total investment in A&P activities totaled $57.9 million and $55.4 million for the fiscal years ended August 31, 2023 and 2022, respectively.

Income from Operations by Segment

The following table summarizes income from operations by segment (in thousands, except percentages):

| | Fiscal Year Ended August 31, | | | |
| | | | Change from Prior Year | |
	2023	2022	Dollars	Percent
Americas	$ 60,797	$ 54,198	$ 6,599	12 %
EMEA	39,456	42,058	(2,602)	(6)%
Asia-Pacific	25,887	22,590	3,297	15 %
Unallocated corporate [(1)]	(36,417)	(31,516)	(4,901)	(16)%
Total	$ 89,723	$ 87,330	$ 2,393	3 %

(1) Unallocated corporate expenses are general corporate overhead expenses not directly attributable to any one of the business segments. These expenses are reported separate from our identified segments and are included in Selling, General and Administrative expenses on our consolidated statements of operations.

Americas

Americas Operating Income – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022

Income from operations for the Americas increased to $60.8 million, up $6.6 million, or 12%, due to a $26.5 million increase in sales and a higher gross margin, partially offset by higher operating expenses. Gross margin for the Americas segment increased from 47.3% to 48.9% primarily due to the favorable impact of price increases implemented during the last twelve months, offset by increases in the costs of petroleum-based specialty chemicals and concentrate costs at our third-party manufacturers due to inflationary impacts. Operating expenses increased $10.4 million due to higher employee-related costs as a result of increased headcount and higher accrued incentive compensation. In addition, operating expenses increased due to a higher level of professional services expense, travel and meeting expense and A&P expense. Operating income as a percentage of net sales increased from 22.6% to 22.8% period over period.

EMEA

EMEA Operating Income – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022

Income from operations for the EMEA segment decreased to $39.5 million, down $2.6 million, or 6%, primarily due to a $13.9 million decrease in sales, which was slightly offset by a higher gross margin. Gross margin for the EMEA segment increased from 49.6% to 52.2% primarily due to price increases that were implemented over the last twelve months, significantly offset by the increased costs of aerosol cans and petroleum-based specialty chemicals. Operating expenses increased $0.6 million as higher travel and meeting expense and higher employee-related costs were mostly offset by lower level of A&P and freight expenses. Operating income as a percentage of net sales increased from 20.5% to 20.7% period over period.

Asia-Pacific

Asia-Pacific Operating Income – Fiscal Year Ended – August 31, 2023 Compared to August 31, 2022

Income from operations for the Asia-Pacific segment increased to $25.9 million, up $3.3 million, or 15%, primarily due to a $5.8 million increase in sales and a higher gross margin, partially offset by an increase in operating expenses. Gross margin for the Asia-Pacific segment increased from 53.6% to 55.3% primarily due to the favorable impact of price increases that were implemented during the current and prior fiscal year, partially offset by the increased cost of petroleum-based specialty chemicals and higher fill fees paid to our third-party contract manufacturers. Operating expenses increased $1.2 million from period to period primarily due to higher A&P expenses and travel and meetings expense. Operating income as a percentage of net sales increased from 30.6% to 32.5% period over period.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations (in thousands):

	Fiscal Year Ended August 31,					
	2023		**2022**		**Change**	
Interest income	$	231	$	102	$	129
Interest expense	$	5,614	$	2,742	$	2,872
Other (expense) income, net	$	822	$	(582)	$	1,404
Provision for income taxes	$	19,170	$	16,779	$	2,391

Interest Income

Interest income was not significant for both the fiscal years ended August 31, 2023 and 2022.

Interest Expense

Interest expense increased primarily due to an increased weighted average outstanding balance on our revolving credit facility and higher interest rates related to draws on this credit facility.

Other (Expense) Income, Net

Other income (expense), net changed by $1.4 million from period to period which was primarily due to net foreign currency losses during fiscal year 2022 as compared to net foreign currency exchange gains in fiscal year 2023 due to fluctuations in the foreign currency exchange rates for both the U.S. Dollar and the Euro against the Pound Sterling.

Provision for Income Taxes

The provision for income taxes was 22.5% of income before income taxes for the fiscal year ended August 31, 2023 compared to 19.9% for the prior fiscal year. The increase in the effective income tax rate from period to period was primarily due to higher tax rates in certain foreign jurisdictions, as well as tax shortfalls from the settlements of stock-based equity awards and increases in interest expense related to uncertain tax positions. The increase was partially offset by a decrease in nondeductible performance-based compensation expense.

Net Income

Net income was $66.0 million, or $4.83 per common share on a fully diluted basis, for fiscal year 2023 compared to $67.3 million, or $4.90 per common share on a fully diluted basis, for the prior fiscal year. Changes in foreign currency exchange rates year over year had an unfavorable impact of $2.4 million on net income for fiscal year 2023. Thus, on a constant currency basis, net income for fiscal year 2023 would have been $68.4 million.

Results of Operations

Fiscal Year Ended August 31, 2022 Compared to Fiscal Year Ended August 31, 2021

For discussion related to changes in financial condition and the results of operations for fiscal year 2022 compared to fiscal year 2021, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2022, which was filed with the SEC on October 24, 2022.

Performance Measures and Non-GAAP Reconciliations

In managing our business operations and assessing our financial performance, we supplement the information provided by our financial statements with certain non-GAAP performance measures. These performance measures are part of our current 55/30/25 business model, which includes gross margin, cost of doing business, and earnings before interest, income taxes, depreciation and amortization ("EBITDA"), the latter two of which are non-GAAP performance measures. Cost of doing business is defined as total operating expenses less amortization of definite-lived intangible assets, impairment charges related to intangible assets and depreciation in operating departments, and EBITDA is defined as net income before interest, income taxes, depreciation and amortization. We target our gross margin to be 55% of net sales, our cost of doing business to be 30% of net sales, and our EBITDA to be 25% of net sales. Results for these performance measures may vary from period to period depending on various factors, including economic conditions such as the inflationary environment we have experienced in the last several fiscal years, and our level of investment in activities for the future such as those related to quality assurance, regulatory compliance, information technology, sustainability, and intellectual property protection in order to safeguard our WD-40 brand. Our targets for gross margin and these other performance measures are long-term in nature and we expect to make progress towards them over time. For more detailed information pertaining to recent trends and economic conditions and the actions we are taking to respond to them, please see the section titled "Significant Developments".

The following table summarizes the results of these performance measures:

	Fiscal Year Ended August 31,		
	2023	2022	2021
Gross margin – GAAP	51 %	49 %	54 %
Cost of doing business as a percentage of net sales – non-GAAP	33 %	31 %	35 %
EBITDA as a percentage of net sales – non-GAAP [1]	18 %	18 %	20 %

(1) Percentages may not aggregate to EBITDA percentage due to rounding and because amounts recorded in other income (expense), net on our consolidated statement of operations are not included as an adjustment to earnings in the EBITDA calculation.

We use the performance measures above to establish financial goals and to gain an understanding of our comparative performance from period to period. We believe that these measures provide our stockholders with additional insights into how we run our business. We believe these measures also provide investors with additional financial information that should be considered when assessing our underlying business performance and trends. These non-GAAP financial measures are supplemental in nature and should not be considered in isolation or as alternatives to net income, income from operations or other financial information prepared in accordance with GAAP as indicators of our performance or operations. The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies. Reconciliations of these non-GAAP financial measures to our financial statements as prepared in accordance with GAAP are as follows:

Cost of Doing Business (in thousands, except percentages):

	Fiscal Year Ended August 31,					
	2023		2022		2021	
Total operating expenses – GAAP	$	184,496	$	167,435	$	174,898
Amortization of definite-lived intangible assets		(1,005)		(1,434)		(1,449)
Depreciation (in operating departments)		(4,147)		(4,369)		(4,311)
Cost of doing business – non-GAAP	$	179,344	$	161,632	$	169,138
Net sales	$	537,255	$	518,820	$	488,109
Cost of doing business as a percentage of net sales – non-GAAP		33 %		31 %		35 %

EBITDA (in thousands, except percentages):

	Fiscal Year Ended August 31,		
	2023	**2022**	**2021**
Net income – GAAP	$ 65,993	$ 67,329	$ 70,229
Provision for income taxes	19,170	16,779	16,270
Interest income	(231)	(102)	(81)
Interest expense	5,614	2,742	2,395
Amortization of definite-lived intangible assets	1,005	1,434	1,449
Depreciation	7,146	6,860	5,570
EBITDA	$ 98,697	$ 95,042	$ 95,832
Net sales	$ 537,255	$ 518,820	$ 488,109
EBITDA as a percentage of net sales – non-GAAP	18 %	18 %	20 %

Liquidity and Capital Resources

Overview

Our financial condition and liquidity remain strong. Although there continues to be uncertainty related to adverse global economic conditions, volatility in financial markets, the current inflationary environment and their impacts on our future results, we believe our efficient business model positions us to manage our business through such situations. We continue to manage all aspects of our business including, but not limited to, monitoring our liquidity, the financial health of our customers, suppliers and other third-party relationships, implementing gross margin enhancement strategies and developing new opportunities for growth.

Our principal sources of liquidity are cash generated from operations and cash currently available from our existing unsecured revolving credit facility under the Credit Agreement with Bank of America, N.A. We use proceeds of the revolving credit facility primarily for our general working capital needs. We also hold borrowings under the Note Agreement. See Note 8 – Debt for additional information on these agreements.

We have historically held a balance of outstanding draws on our line of credit in either U.S. Dollars in the Americas segment or in Euros and Pounds Sterling in the EMEA segment. Euro and Pound Sterling denominated draws will fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates. We regularly convert many of our draws on our line of credit to new draws with new maturity dates and interest rates. We have the ability to refinance any draws under the line of credit with successive short-term borrowings through the September 30, 2025 maturity date of the Credit Agreement. Outstanding draws for which we have both the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. As of August 31, 2023, $42.9 million of the outstanding balance under our line of credit resides in the EMEA segment and is denominated in Euros and Pounds Sterling and classified long-term, whereas $10.0 million is denominated in U.S. Dollars and classified as short-term. In the United States, we held $67.6 million in fixed rate long-term borrowings as of August 31, 2023, consisting of senior notes under our Note Agreement. We paid $0.8 million in principal payments on our Series A Notes during fiscal year 2023. There were no other letters of credit outstanding or restrictions on the amount available on our line of credit or notes. Per the terms of both the Note Agreement and the Credit Agreement, our consolidated leverage ratio cannot be greater than three and a half to one and our consolidated interest coverage ratio cannot be less than three to one. See Note 8 – Debt for additional information on these financial covenants. At August 31, 2023, we were in compliance with all material debt covenants. We continue to monitor our compliance with all debt covenants and, at the present time, we believe that the likelihood of being unable to satisfy all material covenants is remote. At August 31, 2023, we had a total of $48.1 million in cash and cash equivalents. We do not foresee any ongoing issues with repaying our borrowings and we closely monitor the use of this credit facility.

We believe that our future cash from domestic and international operations, together with our access to funds available under our unsecured revolving credit facility, will provide adequate resources to fund short-term and long-term operating requirements, capital expenditures, dividend payments, acquisitions, new business development activities and share repurchases. On October 12, 2021, our Board approved a share repurchase plan (the "2021 Repurchase Plan"). Under the

2021 Repurchase Plan, which became effective on November 1, 2021, we were authorized to acquire up to $75.0 million of our outstanding shares through August 31, 2023. On June 19, 2023, our Board approved a share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, we are authorized to acquire up to $50.0 million of our outstanding shares through August 31, 2025.

Cash Flows

The following table summarizes our cash flows by category for the periods presented (in thousands):

	Fiscal Year Ended August 31,		
	2023	2022	2021
Net cash provided by operating activities	$ 98,391	$ 2,604	$ 84,714
Net cash used in investing activities	(6,216)	(7,691)	(14,460)
Net cash used in financing activities	(85,048)	(38,011)	(40,749)
Effect of exchange rate changes on cash and cash equivalents	3,173	(5,020)	(6)
Net increase (decrease) in cash and cash equivalents	$ 10,300	$ (48,118)	$ 29,499

Operating Activities

Net cash provided by operating activities increased $95.8 million to $98.4 million for fiscal year 2023. Cash flows from operating activities depend heavily on operating performance and changes in working capital. Our primary source of operating cash flows for fiscal year ended August 31, 2023 was net income of $66.0 million, which decreased $1.3 million from period to period. Changes in our working capital, which increased net cash provided by operating activities, were primarily attributable to a decrease in inventory during the fiscal year 2023 compared to a significant increase in inventory in the corresponding period of the prior fiscal year, which resulted in a $72.6 million favorable impact period over period to our cash provided by operating activities. In the prior fiscal year, we took deliberate actions to increase inventory levels of certain raw materials, components and finished goods due to challenges within supply chain and increased lead times required by suppliers. This building of our inventory continued into the first quarter of fiscal year 2023 and we have experienced increases in the capacity and flexibility of our supply chain as a direct result of these actions. Although our inventory levels remain at balances that are higher than historical levels, inventory has decreased since the first quarter of 2023 through the end of fiscal year 2023. In addition, net cash provided by operating activities increased from period to period due to lower increases in other assets. Net cash provided by operating activities also increased due to lower incentive compensation payouts in fiscal year 2023 compared to the prior fiscal year.

Investing Activities

Net cash used in investing activities decreased $1.5 million to $6.2 million for fiscal year 2023, primarily due to a lower level of manufacturing-related capital expenditures within the U.S. and the U.K. from period to period.

Financing Activities

Net cash used in financing activities increased $47.0 million to $85.0 million for fiscal year 2023. This change was primarily due to net repayments on our revolving credit facility of $28.3 million during the fiscal year, compared to net proceeds of $38.4 million in the prior fiscal year. Increases in dividends paid to our stockholders also increased cash used in financing activities by $2.6 million. Offsetting these increases in cash outflows from period to period was a decrease in treasury stock purchases of $18.7 million, as well as a decrease of $3.6 million in shares withheld to cover taxes on conversion of equity awards.

Effect of Exchange Rate Changes

All of our foreign subsidiaries currently operate in currencies other than the U.S. Dollar and a significant portion of our consolidated cash balance is denominated in these foreign functional currencies, particularly at our U.K. subsidiary, which operates in Pounds Sterling. As a result, our cash and cash equivalents balances are subject to the effects of the fluctuations in these functional currencies against the U.S. Dollar at the end of each reporting period. The net effect of exchange rate changes on cash and cash equivalents, when expressed in U.S. Dollar terms was an increase in cash of $3.2 million in fiscal year 2023, while such changes resulted in a decrease in cash of $5.0 million for fiscal year 2022, and were not significant in fiscal year 2021. These changes were primarily due to fluctuations in various foreign currency exchange rates from period to period, but the majority is related to the fluctuations in the Pound Sterling against the U.S. Dollar.

Cash Flows

Fiscal Year Ended August 31, 2022 Compared to Fiscal Year Ended August 31, 2021

For discussion related to changes in the consolidated statements of cash flows for fiscal year 2022 compared to fiscal year 2021, refer to Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2022, which was filed with the SEC on October 24, 2022.

Share Repurchase Plans

The information required by this item is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 9 — Share Repurchase Plans, included in this report.

Dividends

We have historically paid regular quarterly cash dividends on our common stock. On December 13, 2022, our Board approved a 6% increase in the regular quarterly cash dividend, increasing it from $0.78 per share to $0.83 per share. On October 6, 2023, our Board declared a cash dividend of $0.83 per share payable on October 31, 2023 to stockholders of record on October 20, 2023. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Contractual Obligations

We hold borrowings under our Note Purchase and Private Shelf Agreement with fixed repayment requirements and under a Revolving Credit Facility that has variable underlying interest rates. For additional details on these borrowings, including ability and intent assessment on our credit facility agreement with Bank of America, N.A., refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules", Note 8 – Debt.

Additionally, we have ongoing relationships with various suppliers (contract manufacturers) that manufacture our products, and third-party distribution centers that warehouse and ship our products to customers. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and the finished products themselves until shipment to our third-party distribution centers or customers in accordance with agreed-upon shipment terms. Although we have definitive minimum purchase obligations in the contract terms with certain of our contract manufacturers, when such obligations have been included, they have either been immaterial or the minimum amounts have been such that they are well below the volume of goods that we have historically purchased. In addition, in the ordinary course of business, we communicate supply needs to our contract manufacturers based on orders and short-term projections, ranging from two to six months. We are committed to purchase the products produced by the contract manufacturers based on the projections provided. Upon the termination of contracts with contract manufacturers, we obtain certain inventory control rights and are obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on our behalf during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, we are obligated to purchase such inventory which may include raw materials, components and finished goods. The amounts for inventory purchased under termination commitments have been immaterial.

In addition to the commitments to purchase products from contract manufacturers described above, we may also enter into commitments with other manufacturers to purchase finished goods and components to support innovation initiatives and/or supply chain initiatives. As of August 31, 2023, no such commitments were outstanding.

At August 31, 2023, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $9.3 million. For additional details on our uncertain tax positions, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 13 – Income Taxes. We have estimated that up to $0.4 million of unrecognized tax benefits related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months.

Critical Accounting Policies and Estimates

Our results of operations and financial condition, as reflected in our consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use historical experience and other relevant factors when developing estimates and assumptions and these estimates and assumptions are continually evaluated. Note 2 to our consolidated financial statements included in Item 15 of this report includes a discussion of our significant accounting policies. The accounting policies discussed below are the ones we consider to be most critical to an understanding of our consolidated financial statements because their application places the most significant demands on our judgment. Our financial results may have varied from those reported had different assumptions been used or other conditions prevailed.

Revenue Recognition

Sales are recognized as revenue at a point in time upon transferring control of the product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. For certain of our sales we must make judgments and certain assumptions in order to determine when delivery has occurred. Through an analysis of end-of-period shipments for these particular sales, we estimate the time of transit and delivery of product to our customers to determine whether revenue should be recognized during the current reporting period for such shipments. Differences in judgments or estimates related to the lengthening or shortening of the estimated delivery time used could result in material differences in the timing of revenue recognition.

Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts. We apply a five-step approach in determining the amount and timing of revenue to be recognized which includes the following: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied.

In determining the transaction price, management evaluates whether the price is subject to refunds or adjustments related to variable consideration to determine the net consideration to which we expect to be entitled. We record estimates of variable consideration as a reduction of sales in the consolidated statements of operations. Variable consideration primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by our customers for failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities and the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. We review our assumptions and adjust these estimates accordingly on a quarterly basis. Our consolidated financial statements could be materially impacted if the actual promotion rates are different from the estimated rates. If our accrual estimates for sales incentives at August 31, 2023 were to differ by 10%, the impact on net sales would be approximately $1.3 million.

Accounting for Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. Based on changes in the related tax law as well as forecasted results, a valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, we provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

We are required to make assertions on whether our foreign subsidiaries will invest their undistributed earnings indefinitely and these assertions are based on the capital needs of the foreign subsidiaries. Generally, unremitted earnings of our foreign subsidiaries are not considered to be indefinitely reinvested. However, there is an exception regarding specific statutory remittance restrictions imposed on our China subsidiary. Costs associated with repatriating unremitted foreign earnings, including U.S. state income taxes and foreign withholding taxes, are immaterial to our consolidated financial statements. For additional information on income tax matters, see Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 13 — Income Taxes, included in this report.

Recently Issued Accounting Standards

Information on Recently Issued Accounting Standards that could potentially impact our consolidated financial statements and related disclosures is incorporated by reference to Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 2 — Basis of Presentation and Summary of Significant Accounting Policies, included in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We are exposed to a variety of risks, including foreign currency exchange rate fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in foreign currency values.

All of our international subsidiaries operate in functional currencies other than the U.S. Dollar. As a result, we are exposed to foreign currency related risk when the financial statements of our international subsidiaries are translated for consolidation purposes from functional currencies to U.S. Dollars. This foreign currency risk can affect sales, expenses and profits as well as assets and liabilities that are denominated in currencies other than the U.S. Dollar. We do not enter into any hedging activities to mitigate this foreign currency translation risk.

Our U.K. subsidiary, whose functional currency is Pounds Sterling, utilizes foreign currency forward contracts to limit our exposure to net asset balances held in non-functional currencies. We regularly monitor our foreign exchange exposures to ensure the overall effectiveness of our foreign currency hedge positions. While we engage in foreign currency hedging activity to reduce our risk, for accounting purposes, none of our foreign currency forward contracts are designated as hedges.

Commodity Price Risk

Specialty chemicals and aerosol cans constitute a significant portion of the cost of many of our maintenance products. Volatility in the price of oil directly impacts the cost of specialty chemicals which are indexed to the price of crude oil. If there are significant increases in the costs of crude oil, our gross margins and operating results will be negatively impacted. We do not currently have a strategy or policy to enter into transactions to hedge crude oil price volatility, but we regularly review this policy based on market conditions and other factors.

Interest Rate Risk

As of August 31, 2023, we had a $52.9 million outstanding balance on our existing $150.0 million revolving credit facility agreement with Bank of America, N.A. This $150.0 million revolving credit facility is subject to interest rate fluctuations. Under the terms of the credit facility agreement, we may borrow loans in U.S. Dollars or in foreign currencies from time to time until September 30, 2025. In addition, we had $67.6 million in fixed rate borrowings consisting of senior notes under our note purchase agreements as of August 31, 2023. For additional details on our long-term borrowings as of August 31, 2023, refer to the information set forth in Part IV—Item 15, "Exhibits, Financial Statement Schedules" and Note 8 – Debt. Interest rates associated with this revolving credit facility are based on the following rates:

• Bloomberg Short-term Bank Yield Index Rate (U.S. Dollar borrowings)

• Sterling Overnight Index Average Reference Rate (Pound Sterling borrowings)

• Euro Interbank Offered Rate (Euro borrowings)

As of August 31, 2023, our primary interest rate exposure was from changes in interest rates which affect the variable rate on our revolving credit facility. Based on the outstanding balance on our revolving credit facility as of August 31, 2023, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $0.5 million in fiscal year 2023. As of August 31, 2023, our weighted average cost of short-term debt, including both fixed and variable rate borrowings, was 5.6%.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements at August 31, 2023 and 2022 and for each of the three fiscal years in the period ended August 31, 2023, and the Report of Independent Registered Public Accounting Firm, are included in Item 15 of this report.

Quarterly Financial Data (Unaudited)

Pursuant to amendments in SEC Release No. 33-10890, we have omitted historical quarterly financial data for our business over the last two fiscal year periods as there has not been any retrospective change to the information previously reported.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The term disclosure controls and procedures means controls and other procedures of a company that are designed to ensure the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2023, the end of the period covered by this report (the Evaluation Date), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in the Company's reports filed under the Exchange Act. Although management believes the Company's existing disclosure controls and procedures are adequate to enable the Company to comply with its disclosure obligations, management continues to review and update such controls and procedures. The Company has a disclosure committee, which consists of certain members of the Company's senior management.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, management concluded that its internal control over financial reporting is effective as of August 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of WD-40 Company included in Item 15 of this report, has audited the effectiveness of WD-40 Company's internal control over financial reporting as of August 31, 2023, as stated in their report included in Item 15 of this report.

Changes in Internal Control over Financial Reporting

There were no changes to the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter ended August 31, 2023, that materially affected, or would be reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended August 31, 2023, except for one of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) (collectively, "Section 16 Filers"), none of the Company's Section 16 Filers informed the Company of the adoption, modification or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K. On June 14, 2023, Patricia Q. Olsem's Rule 10b5-1 trading arrangement terminated pursuant to its terms, i.e., upon the earlier of November 7, 2023 or the execution of all trades of all orders.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this item is set forth in sections under the headings "Security Ownership of Certain Beneficial Owners and Management," "Director Nominees," and "Related Party Transactions Review and Oversight" in our Proxy Statement to be filed with the Securities and Exchange Commission in connection with the 2023 Annual Meeting of Stockholders on December 12, 2023 ("Proxy Statement"), which information is incorporated by reference herein. Information regarding executive officers is also incorporated by reference to the "Information Regarding our Executive Officers" section of our Proxy Statement.

The Registrant has a code of ethics (as defined in Item 406 of Regulation S-K under the Exchange Act) applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. The code of ethics is represented by the Registrant's Code of Conduct applicable to all employees and directors. A copy of the Code of Conduct may be found on the Registrant's internet website on the Corporate Governance link from the Investors page at www.wd40company.com.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to sections of the Proxy Statement under the headings "Director Compensation" (and the table following such section), "Compensation Committee – Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation" (and the compensation tables following such section), "Summary Compensation Table," "Supplemental Death Benefit Plans and Supplemental Insurance Benefits," "Change of Control Severance Agreements" and "CEO Pay Ratio."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by this item is incorporated by reference to the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

Equity Compensation Plan Information

The following table provides information regarding shares of our common stock authorized for issuance under equity compensation plans as of August 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	137,829 [1]	$ -	172,878
Equity compensation plans not approved by security holders	n/a	n/a	n/a
	137,829 [1]	$ -	172,878

[1] Includes 79,816 securities to be issued pursuant to outstanding restricted stock units; 33,949 securities to be issued pursuant to outstanding market share units ("MSUs") based on 100% of the target number of MSU shares to be issued upon achievement of the applicable performance measure specified for such MSUs; 2,916 securities to be issued pursuant to outstanding deferred performance units ("DPUs"); and 21,148 securities to be issued pursuant to outstanding performance share units ("PSUs") based on 100% of the maximum number of PSU shares to be issued upon achievement of the applicable performance measure specified for such PSUs.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Proxy Statement under the headings "Director Independence" and "Audit Committee – Related Party Transactions Review and Oversight."

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated by reference to the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

Item 15. Exhibits, Financial Statement Schedules

(2) Financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
	Articles of Incorporation and Bylaws.
3(a)	Certificate of Incorporation, incorporated by reference from the Registrant's Form 10-K filed October 22, 2018, Exhibit 3(a) thereto.
3(b)	Amended and Restated Bylaws of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 23, 2023, Exhibit 3.2 thereto.
	Material Contracts.
	Executive Compensation Plans and Arrangements (Exhibits 10(a) through 10(t) are management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(b)).
10(a)	WD-40 Company 2016 Stock Incentive Plan, incorporated by reference from the Registrant's Proxy Statement filed November 3, 2016, Appendix A thereto.
10(b)	WD-40 Directors' Compensation Policy and Election Plan dated October 5, 2023.
10(c)	Form of Indemnity Agreement between the Registrant and its executive officers and directors, incorporated by reference from the Registrant's Form 10-K filed October 22, 2013, Exhibit 10(d) thereto.
10(d)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2021, incorporated by reference from the Registrant's Form 10-K filed October 21, 2020, Exhibit 10(g) thereto.
10(e)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2021 incorporated by reference from the Registrant's Form 10-K filed October 21, 2020, Exhibit 10(h) thereto.
10(f)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2021, incorporated by reference from the Registrant's Form 10-K filed October 21, 2020, Exhibit 10(i) thereto.
10(g)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2022, incorporated by reference from the Registrant's Form 10-K filed October 22, 2021, Exhibit 10(j) thereto.

10(h)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2022, incorporated by reference from the Registrant's Form 10-K filed October 22, 2021, Exhibit 10(k) thereto.
10(i)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2022, incorporated by reference from the Registrant's Form 10-K filed October 22, 2021, Exhibit 10(l) thereto.
10(j)	Transition and Release Agreement, dated March 11, 2022, between WD-40 Company and Garry O. Ridge, incorporated by reference from the Registrant's Form 8-K filed March 16, 2022, Exhibit 10.1 thereto.
10(k)	FY 2022 Restricted Stock Unit Award Agreement, dated March 11, 2022, between WD-40 Company and Garry O. Ridge, incorporated by reference from the Registrant's Form 8-K filed March 16, 2022, Exhibit 10.2 thereto.
10(l)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2023, incorporated by reference from the Registrant's Form 10-K filed October 24, 2022, Exhibit 10(o) thereto.
10(m)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2023, incorporated by reference from the Registrant's Form 10-K filed October 24, 2022, Exhibit 10(p) thereto.
10(n)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2023, incorporated by reference from the Registrant's Form 10-K filed October 24, 2022, Exhibit 10(q) thereto.
10(o)	Form of Restricted Stock Unit Agreement for grants of Restricted Stock Units to Executive Officers in fiscal year 2024.
10(p)	Form of Market Share Unit Award Agreement for grants of Market Share Units to Executive Officers in fiscal year 2024.
10(q)	Form of Performance Share Unit Restricted Stock Award Agreement for grants of Performance Share Units to Executive Officers in fiscal year 2024.
10(r)	WD-40 Company 2017 Performance Incentive Compensation Plan, incorporated by reference from the Registrant's Proxy Statement filed November 2, 2017, Appendix A thereto.
10(s)	Form of WD-40 Company Supplemental Death Benefit Plan applicable to certain executive officers of the Registrant, incorporated by reference from the Registrant's Form 10-K filed October 24, 2016, Exhibit 10(i) thereto.
10(t)	Form of Change in Control Severance Agreement between WD-40 Company and Executive Officers, incorporated by reference from the Registrant's Form 10-Q filed January 9, 2023, Exhibit 10(a) thereto.
10(u)	Credit Agreement dated March 16, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(a) thereto.
10(v)	Form of Acknowledgement Letter Agreement dated April 8, 2020 among WD-40 Company and Bank of America, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(d) thereto.
10(w)	Libor Transition Agreement dated November 29, 2021 among the Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed December 1, 2021, Exhibit 10(a) thereto.
10(x)	First Amendment to Credit Agreement dated September 30, 2020 among WD-40 Company and Bank of America, N.A., incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(a) thereto.
10(y)	Note Purchase and Private Shelf Agreement dated November 15, 2017 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed November 17, 2017, Exhibit 10(a) thereto.

10(z)	First Amendment to Note Purchase Agreement dated February 23, 2018 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed February 27, 2018, Exhibit 10(b) thereto.
10(aa)	Second Amendment to Note Purchase and Private Shelf Agreement dated March 16, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed March 20, 2020, Exhibit 10(b) thereto.
10(ab)	Form of Limited Consent Letter Agreement dated April 8, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2020, Exhibit 10(e) thereto.
10(ac)	Third Amendment to Note Purchase and Private Shelf Agreement dated September 30, 2020 among WD-40 Company and Prudential and certain Note Purchasers, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(e) thereto.
10(ad)	Series B Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(f) thereto.
10(ae)	Series C Senior Notes dated September 30, 2020, incorporated by reference from the Registrant's Form 8-K filed October 6, 2020, Exhibit 10(g) thereto.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm dated October 23, 2023.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Policy for Recovery of Erroneously Awarded Compensation of WD-40 Company, incorporated by reference from the Registrant's Form 8-K filed June 23, 2023, Exhibit 10.1 thereto.
101	The following materials from WD-40 Company's Annual report on Form 10-K for the fiscal year ended August 31, 2023 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income, (ii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Balance Sheet, (v) the Consolidated Statements of Stockholders' Equity, and (vi) Notes to the Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2023, formatted in iXBRL and contained in Exhibit 101.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WD-40 COMPANY

Registrant

/s/ SARA K. HYZER

SARA K. HYZER

Vice President, Finance and and Chief Financial Officer

(Principal Financial Officer and Principal Accounting Officer)

Date: October 23, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ STEVEN A. BRASS
_____
STEVEN A. BRASS
President, Chief Executive Officer and Director
(Principal Executive Officer)
Date: October 23, 2023

/s/ CYNTHIA BURKS	/s/ TREVOR I. MIHALIK
CYNTHIA B. BURKS, Director	TREVOR I. MIHALIK, Director
Date: October 23, 2023	Date: October 23, 2023
/s/ DANIEL T. CARTER	/s/ GRACIELA I. MONTEAGUDO
DANIEL T. CARTER, Director	GRACIELA I. MONTEAGUDO, Director
Date: October 23, 2023	Date: October 23, 2023
/s/ ERIC P. ETCHART	/s/ DAVID B. PENDARVIS
ERIC P. ETCHART, Director	DAVID B. PENDARVIS, Director
Date: October 23, 2023	Date: October 23, 2023
/s/ LARA L. LEE	/s/ GREGORY A. SANDFORT
LARA L. LEE, Director	GREGORY A. SANDFORT, Director
Date: October 23, 2023	Date: October 23, 2023
/s/ EDWARD O. MAGEE, JR.	/s/ ANNE G. SAUNDERS
EDWARD O. MAGEE, JR., Director	ANNE G. SAUNDERS, Director
Date: October 23, 2023	Date: October 23, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of WD-40 Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of WD-40 Company and its subsidiaries (the "Company") as of August 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended August 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of August 31, 2023, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2023, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Product Sales

As described in Notes 2 and 11 to the consolidated financial statements, product sales make up a majority of the Company's net sales of $537.3 million for the year ended August 31, 2023. The Company generates revenue from sales of its products to customers. Product sales include maintenance products and homecare and cleaning products. As disclosed by management, sales are recognized as revenue at a point in time upon transferring control of the product to the customer, which typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract. The Company recognizes revenue related to the sale of these products in an amount reflecting the consideration to which it expects to be entitled.

The principal consideration for our determination that performing procedures relating to revenue recognition for product sales is a critical audit matter is a high degree of auditor effort involved in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to product sales revenue recognition, including controls over the recording of product sales at the point in time upon transferring control to the customer. These procedures also included, among others (i) testing the revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and cash receipts and (ii) confirming a sample of outstanding customer invoice balances as of August 31, 2023 and, for confirmations not returned, obtaining and inspecting source documents, such as purchase orders, invoices, proof of shipment or delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

San Diego, California
October 23, 2023

We have served as the Company's auditor since at least 1972. We have not been able to determine the specific year we began serving as auditor of the Company.

WD-40 COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

		August 31, 2023		August 31, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	48,143	$	37,843
Trade and other accounts receivable, net		98,039		89,930
Inventories		86,522		104,101
Other current assets		15,821		17,766
Total current assets		248,525		249,640
Property and equipment, net		66,791		65,977
Goodwill		95,505		95,180
Other intangible assets, net		4,670		5,588
Operating lease right-of-use assets		7,820		7,559
Deferred tax assets, net		1,201		679
Other assets		13,454		9,672
Total assets	$	437,966	$	434,295
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	30,826	$	32,852
Accrued liabilities		30,000		27,161
Accrued payroll and related expenses		16,722		11,583
Short-term borrowings		10,800		39,173
Income taxes payable		494		51
Total current liabilities		88,842		110,820
Long-term borrowings		109,743		107,139
Deferred tax liabilities, net		10,305		10,528
Long-term operating lease liabilities		5,832		5,999
Other long-term liabilities		13,066		11,185
Total liabilities		227,788		245,671
Commitments and Contingencies (Note 12)				
Stockholders' equity:				
Common stock — authorized 36,000,000 shares, $0.001 par value; 19,905,815 and 19,888,807 shares issued at August 31, 2023 and 2022, respectively; and 13,563,434 and 13,602,346 shares outstanding at August 31, 2023 and 2022, respectively		20		20
Additional paid-in capital		171,546		165,973
Retained earnings		477,488		456,076
Accumulated other comprehensive income (loss)		(31,206)		(36,209)
Common stock held in treasury, at cost — 6,342,381 and 6,286,461 shares at August 31, 2023 and 2022, respectively		(407,670)		(397,236)
Total stockholders' equity		210,178		188,624
Total liabilities and stockholders' equity	$	437,966	$	434,295

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Year Ended August 31,		
	2023	2022	2021
Net sales	$ 537,255	$ 518,820	$ 488,109
Cost of products sold	263,035	264,055	224,370
Gross profit	274,220	254,765	263,739
Operating expenses:			
Selling, general and administrative	154,684	138,658	145,493
Advertising and sales promotion	28,807	27,343	27,956
Amortization of definite-lived intangible assets	1,005	1,434	1,449
Total operating expenses	184,496	167,435	174,898
Income from operations	89,724	87,330	88,841
Other income (expense):			
Interest income	231	102	81
Interest expense	(5,614)	(2,742)	(2,395)
Other income (expense), net	822	(582)	(28)
Income before income taxes	85,163	84,108	86,499
Provision for income taxes	19,170	16,779	16,270
Net income	$ 65,993	$ 67,329	$ 70,229
Earnings per common share:			
Basic	$ 4.84	$ 4.91	$ 5.11
Diluted	$ 4.83	$ 4.90	$ 5.09
Shares used in per share calculations:			
Basic	13,578	13,668	13,698
Diluted	13,604	13,696	13,733

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Fiscal Year Ended August 31,		
	2023	2022	2021
Net income	$ 65,993	$ 67,329	$ 70,229
Other comprehensive income (loss):			
Foreign currency translation adjustment	5,003	(10,179)	2,178
Total comprehensive income	$ 70,996	$ 57,150	$ 72,407

See accompanying notes to consolidated financial statements.

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance at August 31, 2020	19,812,685	$ 20	$ 157,850	$ 398,731	$ (28,208)	6,147,899	$ (368,080)	$ 160,313
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	44,180		(3,668)					(3,668)
Stock-based compensation			9,555					9,555
Cash dividends ($2.78 per share)				(38,225)				(38,225)
Foreign currency translation adjustment					2,178			2,178
Net income				70,229				70,229
Balance at August 31, 2021	19,856,865	$ 20	$ 163,737	$ 430,735	$ (26,030)	6,147,899	$ (368,080)	$ 200,382
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	31,942		(4,461)					(4,461)
Stock-based compensation			6,697					6,697
Cash dividends ($3.06 per share)				(41,988)				(41,988)
Repurchases of common stock						138,562	(29,156)	(29,156)
Foreign currency translation adjustment					(10,179)			(10,179)
Net income				67,329				67,329
Balance at August 31, 2022	19,888,807	$ 20	$ 165,973	$ 456,076	$ (36,209)	6,286,461	$ (397,236)	$ 188,624
Issuance of common stock under share-based compensation plan, net of shares withheld for taxes	17,008		(861)					(861)
Stock-based compensation			6,434					6,434
Cash dividends ($3.27 per share)				(44,581)				(44,581)
Repurchases of common stock						55,920	(10,434)	(10,434)
Foreign currency translation adjustment					5,003			5,003
Net income				65,993				65,993
Balance at August 31, 2023	19,905,815	$ 20	$ 171,546	$ 477,488	$ (31,206)	6,342,381	$ (407,670)	$ 210,178

See accompanying notes to consolidated financial statements.

F-6

WD-40 COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended August 31,		
	2023	2022	2021
Operating activities:			
Net income	$ 65,993	$ 67,329	$ 70,229
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,151	8,294	7,019
Net gains on sales and disposals of property and equipment	(90)	(311)	(249)
Deferred income taxes	(1,254)	596	(1,334)
Stock-based compensation	6,434	6,697	9,555
Unrealized foreign currency exchange (gains) losses, net	(1,702)	1,035	(511)
Provision for credit losses	391	143	210
Write-off of inventories	713	595	800
Changes in assets and liabilities:			
Trade and other accounts receivable	(5,339)	(7,443)	(6,595)
Inventories	19,367	(53,260)	(14,574)
Other assets	(1,367)	(12,578)	(5,343)
Operating lease assets and liabilities, net	49	(32)	15
Accounts payable and accrued liabilities	(213)	5,208	15,485
Accrued payroll and related expenses	4,965	(13,133)	10,702
Other long-term liabilities and income taxes payable	2,293	(536)	(695)
Net cash provided by operating activities	98,391	2,604	84,714
Investing activities:			
Purchases of property and equipment	(6,871)	(8,303)	(15,059)
Proceeds from sales of property and equipment	655	612	599
Net cash used in investing activities	(6,216)	(7,691)	(14,460)
Financing activities:			
Treasury stock purchases	(10,434)	(29,156)	-
Dividends paid	(44,581)	(41,988)	(38,225)
Proceeds from issuance of long-term senior notes	-	-	52,000
Repayments of long-term senior notes	(800)	(800)	(800)
Net (repayments) proceeds from revolving credit facility	(28,372)	38,394	(50,056)
Shares withheld to cover taxes upon conversion of equity awards	(861)	(4,461)	(3,668)
Net cash used in financing activities	(85,048)	(38,011)	(40,749)
Effect of exchange rate changes on cash and cash equivalents	3,173	(5,020)	(6)
Net increase (decrease) in cash and cash equivalents	10,300	(48,118)	29,499
Cash and cash equivalents at beginning of period	37,843	85,961	56,462
Cash and cash equivalents at end of period	$ 48,143	$ 37,843	$ 85,961
Supplemental cash flow information:			
Accrued capital expenditures	$ 80	$ 960	$ 1,123
Cash paid for:			
Interest	$ 5,522	$ 2,687	$ 2,319
Income taxes, net of tax refunds received	$ 12,811	$ 18,345	$ 19,254

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

WD-40 Company (the "Company"), incorporated in Delaware and based in San Diego, California, is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. The Company owns a wide range of brands that include maintenance products and homecare and cleaning products: WD-40® Multi-Use Product, WD-40 Specialist®, 3-IN-ONE®, GT85®, X-14®, 2000 Flushes®, Carpet Fresh®, no vac®, Spot Shot®, 1001®, Lava® and Solvol®.

The Company's products are sold in various locations around the world. Maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the United Kingdom ("U.K.") and Australia. The Company's products are sold primarily through hardware stores, automotive parts outlets, industrial distributors and suppliers, mass retail and home center stores, value retailers, grocery stores, online retailers, warehouse club stores, farm supply, sport retailers, and independent bike dealers.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Global economic conditions have been adversely impacted and financial markets have experienced significant volatility in recent years. Although the Company's current estimates consider current conditions, the inputs into certain of the Company's significant and critical accounting estimates include judgments and assumptions about the economic implications of factors that have been subject to such volatility and how management expects them to change in the future, as appropriate. It is reasonably possible that actual results experienced may differ materially from the Company's estimates in future periods, which could materially affect its results of operations and financial condition.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Trade Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance for credit losses based on historical write-off experience and the identification of specific balances deemed uncollectible. Trade accounts receivable are charged against the allowance when the Company believes it is probable that the trade accounts receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers. Allowance for credit losses related to the Company's trade accounts receivable was not significant at August 31, 2023 and 2022.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined primarily based on a first-in, first-out method or, for a portion of raw materials inventory, the average cost method. When necessary, the Company adjusts the carrying value of its inventory to the lower of cost or net realizable value, including any costs to sell or dispose of such inventory. Appropriate consideration is given by the Company to obsolescence, excessive inventory levels, product deterioration and other factors when evaluating net realizable value for the purposes of determining the lower of cost or net realizable value.

Included in inventories are amounts for certain raw materials and components that the Company has provided to its third-party contract manufacturers but that remain unpaid to the Company as of the balance sheet date. The Company's contract manufacturers package products to the Company's specifications and, upon order from the Company, ship ready-to-sell inventory to either the Company's third-party distribution centers or directly to its customers. The Company transfers certain raw materials and components to these contract manufacturers for use in the manufacturing process. Contract manufacturers are obligated to pay the Company for these raw materials and components. Amounts receivable from the contract manufacturers as of the balance sheet date related to transfers of these raw materials and components by the Company to its contract manufacturers are generally considered product held at third-party contract manufacturers and are included in inventories in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method based upon estimated useful lives of ten to forty years for buildings and improvements, three to fifteen years for machinery and equipment, three to five years for vehicles, three to ten years for furniture and fixtures, three to seven years for R&D lab equipment and office equipment and three to five years for computer equipment. Depreciation expense totaled $7.1 million, $6.9 million and $5.6 million for fiscal years 2023, 2022 and 2021, respectively. These amounts include equipment depreciation expense which is recognized as cost of products sold and totaled $3.0 million, $2.5 million, and $1.2 million in fiscal years 2023, 2022, and 2021, respectively.

Internal-Use Software and Cloud Computing Arrangements

The Company capitalizes costs related to computer software obtained or developed for internal use. Software obtained for internal use has generally been enterprise-level business and finance software that the Company customizes to meet its specific operational needs. Costs incurred in the application development phase are capitalized as property and equipment in the Company's consolidated balance sheets and are depreciated using the straight-line method over their estimated useful lives.

The Company also enters into certain cloud-based software hosting arrangements. In evaluating whether cloud computing arrangements include an embedded internal-use software license, management considers whether the Company has the contractual right to take possession of the software during the hosting period without significant penalty and whether it is feasible to either i) run the software on the Company's hardware, or ii) contract with another party unrelated to the vendor to host the software. If management determines a cloud computing arrangement includes an embedded software license, the Company accounts for the software license element of the arrangement consistent with the acquisition of other internal-use software licenses. If a cloud computing arrangement does not include a software license, the Company accounts for the arrangement as a service contract. For such cloud computing service contracts, the Company capitalizes certain implementation costs such as the configuration, coding and customization of the software. Capitalizable cloud computing arrangement costs are generally consistent with those incurred during the application development stage for internal-use software, however, these costs are capitalized as "other assets" in the Company's consolidated balance sheets. The Company amortizes these capitalized cloud computing implementation costs into selling, general and administrative expenses using the straight-line method over the fixed, non-cancellable term of the associated hosting arrangement, plus any reasonably certain renewal periods.

The useful lives of the Company's internal-use software and capitalized cloud computing implementation costs are generally three to five years. However, the useful lives of major information system installations such as implementations of enterprise resource planning ("ERP") systems and certain related software are determined on an individual basis and may exceed five years depending on the estimated period of use. The Company applies the same impairment model to both internal-use software and capitalized cloud computing implementation costs.

Leases

To determine if a contract contains a lease, the Company assesses its contracts and determines if there is an identified asset for which the Company has obtained the right to control, as defined in ASC 842. Right-of-use ("ROU") assets and lease liabilities are recognized based on the present value of lease payments over the lease term with lease expense recognized over the term of the lease. For leases that do not contain a readily determinable implicit rate, the Company determines the present value of the lease liability at the lease commencement date using its estimated secured incremental borrowing rate, determined by using a portfolio approach based on the rate of interest the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate in the currency of the lease. The Company records ROU assets and lease liabilities on its consolidated balance sheets for leases with an expected term greater than one year.

Lease agreements may contain rent escalation clauses, renewal or termination options, and rent holidays, amongst other features. ROU assets include amounts for scheduled rent increases. The lease term includes the committed, non-cancelable period of the lease and options to renew, extend or terminate the lease when it is reasonably certain the Company will exercise those options, and is reviewed in subsequent periods if a triggering event occurs. The Company has made the accounting policy election to use certain ongoing practical expedients made available by ASC 842 to: (i) not separate lease components from non-lease components for real estate – office buildings, machinery and equipment, lab equipment, office equipment, furniture and fixtures, IT equipment and third-party manufacturing facilities; and (ii) exclude leases with an initial term of twelve months or less ("short-term" leases) from the consolidated balance sheets and recognize related lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired. The carrying value of goodwill is reviewed for possible impairment in accordance with the authoritative guidance on goodwill, intangibles and other. The Company assesses possible impairments to goodwill at least annually during its second fiscal quarter and otherwise when events or changes in circumstances indicate that an impairment condition may exist. In performing the annual impairment test of its goodwill, the Company considers the fair value concepts of a market participant and the highest and best use for its intangible assets. In addition to the annual impairment test, goodwill is evaluated each reporting period to determine whether events and circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

When testing goodwill for impairment, the Company first assesses qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. If, after assessing qualitative factors, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a quantitative test is unnecessary. Otherwise, a quantitative test is performed to identify the potential impairment and to measure the amount of goodwill impairment, if any. The Company also performs a quantitative assessment periodically, regardless of the results of the qualitative assessments. Any required impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations. No goodwill impairments were identified by the Company during fiscal years 2023, 2022 or 2021.

Subsequent Measurement of Long-lived Assets

The Company's long-lived assets consist of property and equipment and definite-lived intangible assets. Long-lived assets are depreciated or amortized, as applicable, on a straight-line basis over their estimated useful lives. The Company assesses for potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and/or its remaining useful life may no longer be appropriate. Any required impairment loss would be measured as the amount by which the asset's carrying amount exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing market participants and would be recorded as a reduction in the carrying amount of the related asset and a charge to results of operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No impairments to its long-lived assets were identified by the Company during fiscal years 2023, 2022 or 2021.

Fair Value of Financial Instruments

Accounting Standards Codification ("ASC") 820, "*Fair Value Measurements and Disclosures*", defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company categorizes its financial assets and liabilities measured at fair value into a hierarchy that categorizes fair value measurements into the following three levels based on the types of inputs used in measuring their fair value:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or observable inputs that are corroborated by market data; and
Level 3: Unobservable inputs reflecting the Company's own assumptions.

Under fair value accounting, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of August 31, 2023, the Company had no assets or liabilities that are measured at fair value in the financial statements on a recurring basis, with the exception of the foreign currency forward contracts, which are classified as Level 2 within the fair value hierarchy. The carrying values of cash equivalents and short-term borrowings are recorded at cost, which approximates their fair values, primarily due to their short-term nature. In addition, the carrying value of borrowings held under the Company's revolving credit facility approximates fair value, based on Level 2 inputs, due to the variable nature of underlying interest rates, which generally reflect market conditions. The Company's fixed rate long-term borrowings consist of senior notes and are recorded at carrying value. The Company estimates that the fair value of its senior notes, based on Level 2 inputs, was approximately $60.1 million as of August 31, 2023, which was determined based on a discounted cash flow analysis using current market interest rates for instruments with similar terms, compared to their carrying value of $67.6 million. During the fiscal years ended August 31, 2023, 2022 and 2021, the Company did not record any significant nonrecurring fair value measurements for assets or liabilities in periods subsequent to their initial recognition.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company's policy is to place its cash in high credit quality financial institutions, in investments that include demand deposits, term deposits and callable time deposits. The Company's trade accounts receivable are derived from customers located in North America, South America, Asia-Pacific, Europe, the Middle East, Africa and India. The Company limits its credit exposure from trade accounts receivable by performing on-going credit evaluations of customers, as well as insuring its trade accounts receivable in selected markets.

Concentration of Supplier Risk

The Company relies on a limited number of suppliers, including single or sole source suppliers for certain of its raw materials, packaging, product components and other necessary supplies. Historically, except for limited circumstances during the COVID-19 pandemic, the Company has been able to obtain adequate supplies of these materials which are used in the production of its maintenance products and homecare and cleaning products in a timely manner from existing sources and has been able to access adequate production capacity at its third-party manufacturers. Where possible and where it makes business sense, the Company works with secondary or multiple suppliers to qualify additional supply sources.

Insurance Coverage

The Company carries insurance policies to cover insurable risks such as property damage, business interruption, product liability, cyber liability, workers' compensation and other risks, with coverage and other terms that it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions. The Company does not maintain self-insurance with respect to its material risks; therefore, the Company has not provided for self-insurance reserves as of August 31, 2023 and 2022.

Revenue Recognition

The Company generates revenue from sales of its products to customers in its Americas, EMEA and Asia-Pacific segments. Product sales for the Company include maintenance products and homecare and cleaning products. The Company recognizes revenue related to the sale of these products when it satisfies a performance obligation in an amount reflecting the consideration to which it expects to be entitled. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts. The Company applies a five-step approach in determining the amount and timing of revenue to be recognized which includes the following: (1) identifying the contract with a customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when the performance obligation is satisfied.

Contracts with customers are renewable periodically and contain terms and conditions with respect to payment, delivery, sales incentives, warranty and supply, but do not require mandatory purchase commitments. In the absence of a specific sales agreement with a customer, the Company's standard terms and conditions at the time of acceptance of purchase orders apply to the sales transaction. The Company's standard terms and conditions are either included in a standalone document or on the Company's price lists or both, and these standard terms and conditions are provided to the customer prior to the sales transaction. The Company considers the customer purchase orders, governed by specific sales agreements or the Company's standard terms and conditions, to be the contract with the customer. The Company considers each transaction to sell products as separate and distinct, with no additional promises made, and as a result, all of the Company's sales are single performance obligation arrangements for which the transaction price is equivalent to the stated price of the product, net of any variable consideration for items such as sales returns, discounts, rebates and other sales incentives. The Company recognizes sales at a point in time upon transferring control of its product to the customer. This typically occurs when products are shipped or delivered, depending on when risks of loss and title have passed to the customer per the terms of the contract.

Taxes imposed by governmental authorities on the Company's revenue, such as sales taxes and value added taxes, are excluded from net sales. Sales commissions are paid to certain third-parties based upon specific sales levels achieved during a defined time period. Since the Company's contracts related to these sales commissions do not exceed one year, the Company has elected as a practical expedient to expense these payments as incurred. The Company also elected the practical expedient related to shipping and handling fees which allows the Company to account for freight costs as fulfillment activities instead of assessing such activities as performance obligations. The Company's freight costs are sometimes paid by the customer, while other times, the freight costs are included in the sales price. The Company does not account for freight costs as a separate performance obligation, but rather as an activity performed to transfer the products to its customers.

Variable Consideration – Sales Incentives

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment related to variable consideration to determine the net consideration to which the Company expects to be entitled. The Company records estimates of variable consideration, which primarily includes rebates/other discounts (cooperative marketing programs, volume-based discounts, shelf price reductions and allowances for shelf space, charges from customers for services they provided to us related to the sale and penalties/fines charged to us by customers associated with failing to adhere to contractual obligations), coupon offers, cash discount allowances, and sales returns, as a reduction of sales in its consolidated statements of operations. These estimates are based on the expected value method considering all reasonably available information, including current and past trade promotion spending patterns, status of trade promotion activities, the interpretation of historical spending trends by customer and category, customer agreements and/or currently known factors that arise in the normal course of business. The Company reviews its assumptions and adjusts these estimates accordingly on a quarterly basis.

Rebates and Other Discounts

The Company offers various on-going trade promotion programs with customers and provides other discounts to customers that require management to estimate and accrue for the expected costs of such programs or discounts. These programs include cooperative marketing, volume-based discounts, shelf price reductions, consideration and allowances given to retailers for shelf space and/or favorable display positions in their stores and other promotional activities. Other discounts include items such as charges from customers for services they provide related to the sale of WD-40 Company products and penalties/fees associated with WD-40 Company failing to adhere to contractual obligations (e.g., errors on purchase orders, errors on shipment, late deliveries, etc.). Costs related to rebates, cooperative advertising and other promotional activities and other discounts are recorded as a reduction to sales upon delivery of the Company's products to its customers.

The Company offers certain of its customers a cash discount program to incentivize them to pay the invoice earlier than the normal payment date on the invoice. Although payment terms vary, most customers typically pay within 30 to 90 days of invoicing.

Coupons

Coupon costs are based upon historical redemption rates and are recorded as a reduction to sales as incurred, which is when the coupons are circulated. Coupon redemption liabilities, which are included in accrued liabilities on the Company's consolidated balance sheets, were not significant at August 31, 2023 and 2022. Coupons recorded as a reduction to sales were not significant during fiscal years 2023 and 2022, respectively.

Sales Returns

The Company recognizes revenue net of allowances for estimated returns, which is generally based on historical return rates, with a corresponding reduction to cost of products sold. Although the Company typically does not have definitive sales return provisions included in the contract terms with its customers, when such provisions have been included, they have not been significant. The Company presents its provision for sales returns on a gross basis as a liability. The Company's refund liability for sales returns is included in accrued liabilities and represents the amount expected to be owed to the customers for product returns.

Contract Balances

Contract liabilities consist of deferred revenue related to undelivered products. Deferred revenue is recorded when payments have been received from customers for undelivered products. Revenue is subsequently recognized when revenue recognition criteria are met, generally when control of the product transfers to the customer. Contract liabilities are recorded in accrued liabilities on the Company's consolidated balance sheets. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company has an unconditional right to payment for its trade and other accounts receivable on the Company's consolidated balance sheets.

Cost of Products Sold

Cost of products sold primarily includes the cost of products manufactured on the Company's behalf by its third-party contract manufacturers, net of volume and other rebates. Cost of products sold also includes the costs to manufacture WD-40 concentrate, which is done at the Company's own facilities or at third-party contract manufacturers. When the concentrate is manufactured by the Company, cost of products sold includes direct labor, direct materials and supplies; in-bound freight costs related to purchased raw materials and finished product; and depreciation of machinery and equipment used in the manufacturing process. In addition, cost of products sold includes fees charged to the Company by its third-party distribution centers to warehouse and administer finished products once they are received from the Company's third-party contract manufacturers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to selling the Company's products, such as the cost of the sales force and broker commissions; shipping and handling costs paid to third-party companies to distribute finished goods from the Company's third-party contract manufacturers and distribution centers to its customers; other general and administrative costs related to the Company's business such as general overhead, legal and accounting fees, insurance, and depreciation; and employee-related and various other costs to support marketing, human resources, finance, supply chain, information technology and research and development activities.

Shipping and Handling Costs

Shipping and handling costs associated with the movement of finished goods from third-party contract manufacturers to the Company's third-party distribution centers and from one third-party distribution center to another are capitalized in the cost of inventory and subsequently included in cost of sales when the sale to the customer is recognized in the statement of operations. Shipping and handling costs associated with out-bound transportation are included in selling, general and administrative expenses and are recorded at the time of shipment of product to the Company's customers. Out-bound shipping and handling costs were $17.1 million, $18.6 million and $16.5 million for fiscal years 2023, 2022 and 2021, respectively.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses are expensed as incurred. Advertising and sales promotion expenses include costs associated with promotional activities that the Company pays to third parties, which include costs for advertising (television, print media and internet), administration of coupon programs, consumer promotions, product demonstrations, public relations, agency costs, package design expenses and market research costs as well as market and sales data analyses. Advertising and sales promotion expenses also include product samples which are given to customers and are initiated by the Company and costs associated with shared marketing fund programs that the Company has in place with its marketing distributor customers. Total advertising and sales promotion expenses were $28.8 million, $27.3 million and $28.0 million for fiscal years 2023, 2022 and 2021, respectively.

Research and Development

The Company is involved in research and development efforts that include the ongoing development or innovation of new products and the improvement, extension or renovation of existing products or product lines. All research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses were $6.2 million, $5.1 million and $5.6 million in fiscal years 2023, 2022 and 2021, respectively. These expenses include costs associated with general research and development activities, as well as those associated with internal staff, overhead, design testing, market research and consultants.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax basis of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by the authoritative guidance on income taxes. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. The Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Company is required to make assertions on whether its foreign subsidiaries will invest their undistributed earnings indefinitely and these assertions are based on the capital needs of the foreign subsidiaries. Generally, unremitted earnings of the Company's foreign subsidiaries are not considered to be indefinitely reinvested. However, there is an exception regarding specific statutory remittance restrictions imposed on the Company's China subsidiary. Costs associated with repatriating unremitted foreign earnings, including U.S. state income taxes and foreign withholding taxes, are immaterial to the Company's consolidated financial statements. For additional information on income tax matters, see Part IV—Item 15, "Exhibits, Financial Statement Schedules" Note 13 — Income Taxes, included in this report.

Foreign Currency

The Company translates the assets and liabilities of its foreign subsidiaries into U.S. Dollars at current rates of exchange in effect at the end of the reporting period. Income and expense items are translated at rates that approximate the rates in effect at the transaction date. Gains and losses from translation are included in accumulated other comprehensive income or loss. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included as other income in the Company's consolidated statements of operations. The Company had $0.5 million in net gains and $1.1 million in net losses in foreign currency transactions in fiscal years 2023 and 2022, respectively. The Company's net losses in foreign currency transactions were not significant in fiscal year 2021.

In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency exchange rates. The Company utilizes foreign currency forward contracts to limit its exposure to net asset balances held in non-functional currencies, primarily at its U.K. subsidiary. The Company regularly monitors its foreign currency exchange rate exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

Foreign currency forward contracts are carried at fair value, with net realized and unrealized gains and losses recognized in other income (expense), net in the Company's consolidated statements of operations. Cash flows from settlements of foreign currency forward contracts are included in operating activities in the consolidated statements of cash flows. Foreign currency forward contracts in an asset position at the end of the reporting period are included in other current assets, while foreign currency forward contracts in a liability position at the end of the reporting period are included in accrued liabilities in the Company's consolidated balance sheets. At August 31, 2023, the Company had a notional amount of $2.6 million outstanding in foreign currency forward contracts, which matured in September 2023. Unrealized net gains and losses related to foreign currency forward contracts were not significant at August 31, 2023 or 2022. Realized net losses related to foreign currency forward contracts were not significant for the fiscal years ended August 31, 2023 and 2022. Both unrealized and realized net gains and losses are recorded in other income on the Company's consolidated statements of operations.

Earnings per Common Share

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities that are required to be included in the computation of earnings per common share pursuant to the two-class method. Accordingly, the Company's outstanding unvested, if any, and outstanding vested stock-based equity awards that provide such nonforfeitable rights to dividend equivalents are included as participating securities in the calculation of earnings per common share ("EPS") pursuant to the two-class method.

The Company calculates EPS using the two-class method, which provides for an allocation of net income between common stock and other participating securities based on their respective participation rights to share in dividends. Basic EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period. Net income available to common stockholders for the period includes dividends paid to common stockholders during the period plus a proportionate share of undistributed net income allocable to common stockholders for the period; the proportionate share of undistributed net income allocable to common stockholders for the period is based on the proportionate share of total weighted-average common shares and participating securities outstanding during the period.

Diluted EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period increased by the weighted-average number of potentially dilutive common shares (dilutive securities) that were outstanding during the period if the effect is dilutive. Dilutive securities are comprised of various types of stock-based equity awards granted under the Company's prior and current equity incentive plans.

Stock-based Compensation

The Company accounts for stock-based equity awards exchanged for employee and non-employee director services in accordance with the authoritative guidance for share-based payments. Stock-based equity awards are measured at the estimated grant date fair value and expensed on a straight-line basis, net of forfeitures recognized as they occur, over the requisite service period. The requisite service period of employee awards generally ranges from about one to three years, although awards of certain employees may have shorter requisite service periods as a result of retirement, death and disability provisions. Nonemployee director awards vest immediately at the grant date. Compensation expense related to the Company's stock-based equity awards is recorded as selling, general and administrative expenses in the Company's consolidated statements of operations.

The Company does not currently grant stock options. The fair values of restricted stock unit awards and performance share unit awards are based on the fair value of the Company's common stock on the date that such awards are granted. The fair value of market share unit awards is determined using a Monte Carlo simulation model. For the performance share unit awards, the Company adjusts the compensation expense over the service period based upon the expected achievement level of the applicable performance condition. As the grant date fair value of market share unit awards reflects the probabilities of the actual number of such awards expected to vest, compensation expense for such awards is not adjusted based on the expected achievement level of the applicable performance condition. The Company records any excess tax benefits or deficiencies from settlements of its stock-based equity awards within the provision for income taxes on the Company's consolidated statements of operations in the reporting periods in which the settlement of the equity awards occur.

Segment Information

The Company discloses certain information about its business segments, which are determined consistent with the way the Company's Chief Operating Decision Maker organizes and evaluates financial information internally for making operating decisions and assessing performance. In addition, the Chief Operating Decision Maker assesses and measures revenue based on product groups.

Recently Adopted Accounting Standards

None.

Note 3. Inventories

Inventories consisted of the following (in thousands):

	August 31, 2023		August 31, 2022	
Product held at third-party contract manufacturers	$	6,680	$	7,915
Raw materials and components		11,924		13,952
Work-in-process		497		881
Finished goods		67,421		81,353
Total	$	86,522	$	104,101

Note 4. Property and Equipment and Capitalized Cloud-Based Software Implementation Costs

Property and equipment, net, consisted of the following (in thousands):

	August 31, 2023		August 31, 2022	
Machinery, equipment and vehicles	$	49,804	$	44,533
Buildings and improvements		27,555		27,958
Computer and office equipment		6,151		5,757
Internal-use software		11,277		9,591
Furniture and fixtures		3,027		2,669
Capital in progress		7,937		10,135
Land		4,220		4,240
Subtotal		109,971		104,883
Less: accumulated depreciation and amortization		(43,180)		(38,906)
Total	$	66,791	$	65,977

As of August 31, 2023 and 2022, the Company's consolidated balance sheets included $11.0 million and $6.5 million, respectively, of capitalized cloud-based implementation costs recorded as other assets within the Company's consolidated balance sheets. These balances primarily consist of capitalized costs related to the new cloud-based enterprise resource planning system which the Company is in the process of implementing. Accumulated amortization associated with these assets was $0.7 million as of August 31, 2023, and was $0.5 million as of August 31, 2022. Amortization expense associated with these assets was not significant during the fiscal years 2023 or 2022.

Note 5. Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amounts of goodwill by segment (in thousands):

	Americas	EMEA	Asia-Pacific	Total
Balance as of August 31, 2021	$ 85,476	9,184	1,209	95,869
Translation adjustments	(74)	(615)	—	(689)
Balance as of August 31, 2022	85,402	8,569	1,209	95,180
Translation adjustments	34	291	-	325
Balance as of August 31, 2023	$ 85,436	$ 8,860	$ 1,209	$ 95,505

During the second quarter of fiscal year 2023, the Company performed its annual goodwill impairment test. The annual goodwill impairment test was performed at the reporting unit level as of the Company's most recent goodwill impairment testing date, December 1, 2022. During the fiscal year 2023 annual goodwill impairment test, the Company performed a qualitative assessment of each reporting unit to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount. In performing this qualitative assessment, the Company assessed relevant events and circumstances that may impact the fair value and the carrying amount of each of its reporting units. Factors that were considered included, but were not limited to, the following: (1) macroeconomic conditions, including the impacts of the COVID-19 pandemic; (2) industry and market conditions; (3) historical financial performance and expected financial performance; (4) other entity specific events, such as changes in management or key personnel; and (5) events affecting the Company's reporting units, such as a change in the composition of net assets or any expected dispositions. Based on the results of this qualitative assessment, the Company determined that the estimated fair value of each of the Company's reporting units exceeded their respective carrying values so significantly that an impairment charge to the Company's goodwill balances is remote and, thus, a quantitative analysis was not required. The Company also concluded that there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its goodwill subsequent to December 1, 2022 through August 31, 2023. As a result, the Company concluded that no impairment of its goodwill existed as of August 31, 2023. To date, there have been no impairment losses identified and recorded related to the Company's goodwill.

Definite-lived Intangible Assets

The Company's definite-lived intangible assets, which include the Spot Shot, Carpet Fresh, 1001, EZ REACH and GT85 trade names, are included in other intangible assets, net in the Company's consolidated balance sheets. The following table summarizes the definite-lived intangible assets and the related accumulated amortization (in thousands):

	August 31, 2023	August 31, 2022
Gross carrying amount	$ 35,877	$ 35,166
Accumulated amortization	(31,207)	(29,578)
Net carrying amount	$ 4,670	$ 5,588

There has been no impairment charge for the period ended August 31, 2023 and there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its existing definite-lived intangible assets.

Changes in the carrying amounts of definite-lived intangible assets by segment are summarized below (in thousands):

		Americas	EMEA	Asia-Pacific		Total
Balance as of August 31, 2021	$	5,495	1,749	-	$	7,244
Amortization expense		(1,058)	(376)	-		(1,434)
Translation adjustments		-	(222)	-		(222)
Balance as of August 31, 2022		4,437	1,151	-		5,588
Amortization expense		(813)	(192)	-		(1,005)
Translation adjustments		-	87	-		87
Balance as of August 31, 2023	$	3,624	$ 1,046	$ -	$	4,670

The estimated amortization expense for the Company's definite-lived intangible assets is not significant in any future individual fiscal year.

Note 6. Leases

The Company leases real estate for its regional sales offices, a research and development facility, and offices located at its international subsidiaries and branch locations. The Company also leases an automobile fleet in the United States. In addition, the Company has identified warehouse leases within certain third-party distribution center service contracts and a lease of a blending room within a third-party manufacturing contract. All other leases are insignificant to the Company's consolidated financial statements.

Right-of-use assets and lease liabilities consisted of the following (in thousands):

		August 31, 2023		August 31, 2022
Assets:				
Operating lease right-of-use assets	$	7,820	$	7,559
Liabilities:				
Current operating lease liabilities[(1)]		2,144		1,703
Long-term operating lease liabilities		5,832		5,999
Total operating lease liabilities	$	7,976	$	7,702

    (1)   Current operating lease liabilities are classified in accrued liabilities on the Company's consolidated balance sheets.

The Company's maturities of its operating lease liabilities, including early termination and renewal options that management is reasonably certain to exercise, are as follows as of August 31, 2023 (in thousands):

		Operating Leases
Fiscal year 2024		2,387
Fiscal year 2025		1,510
Fiscal year 2026		1,247
Fiscal year 2027		913
Fiscal year 2028		798
Thereafter		2,051
Total undiscounted future cash flows	$	8,906
Less: Interest		(930)
Present value of lease liabilities	$	7,976

The Company recorded $2.1 million and $2.0 million in lease expense during the fiscal years ended August 31, 2023 and 2022, respectively. This lease expense was included in selling, general and administrative expenses. The Company recorded $0.5 million of lease expense classified within cost of products sold for the fiscal year ended August 31, 2023, and $0.3 million for the fiscal year ended August 31, 2022. During the fiscal year ended August 31, 2023 and 2022, the Company paid cash of $2.4 million and $2.1 million related to lease liabilities, respectively. Variable lease expense under the Company's lease agreements was not significant for both the fiscal years ended August 31, 2023 and 2022. As of August 31, 2023, the weighted-average remaining lease term was 5.9 years and the weighted-average discount rate was 3.4% for the Company's operating leases. As of August 31, 2022, the weighted-average remaining lease term was 6.5 years and the weighted-average discount rate was 3.1% for the Company's operating leases. The Company had $3.8 million of prepaid deposits for a future right to use a blending facility recorded in other current assets on the Company's consolidated balance sheets as of August 31, 2023, which converted to an ROU asset after August 31, 2023. In addition, the Company had approximately $1.6 million of leases that commenced after August 31, 2023 that created rights and obligations to the Company. These leases are not included in the preceding schedules.

The Company had no significant short-term leases as of August 31, 2023. The Company obtained additional ROU assets of $1.7 million in exchange for lease obligations related to renewals of existing leases during fiscal year 2023. As of August 31, 2023 and 2022, finance leases were not significant and all leases recorded on the Company's consolidated balances sheets were operating leases. Residual value guarantees, restrictions, covenants, sublease income, net gains or losses from sale and leaseback transactions, and transactions with related parties associated with leases were also not significant.

Note 7. Accrued and Other Liabilities

Accrued liabilities consisted of the following (in thousands):

	August 31, 2023		August 31, 2022
Accrued advertising and sales promotion expenses	$ 14,472	$	13,563
Accrued professional services fees	1,924		1,979
Accrued sales taxes and other taxes	2,618		995
Deferred revenue	4,552		4,988
Short-term operating lease liability	2,144		1,703
Other	4,290		3,933
Total	$ 30,000	$	27,161

Accrued payroll and related expenses consisted of the following (in thousands):

	August 31, 2023		August 31, 2022
Accrued incentive compensation	$ 6,698	$	2,524
Accrued payroll	4,298		4,001
Accrued profit sharing	3,561		2,758
Accrued payroll taxes	1,650		1,779
Other	515		521
Total	$ 16,722	$	11,583

Note 8. Debt

As of August 31, 2023, the Company held borrowings under two separate agreements as detailed below.

Note Purchase and Private Shelf Agreement

The Company holds borrowings under its Note Purchase and Private Shelf Agreement, as amended (the "Note Agreement") by and among the Company, PGIM, Inc. ("Prudential"), and certain affiliates and managed accounts of

Prudential (the "Note Purchasers"). As of August 31, 2023, the Company had outstanding balances on its series A, B and C notes issued under this Note Agreement.

Credit Agreement

The Company's Amended and Restated Credit Agreement, as amended (the "Credit Agreement") with Bank of America, N.A., consists of a revolving commitment for borrowing by the Company up to $150.0 million with a sublimit of $100.0 million for WD-40 Company Limited, a wholly owned operating subsidiary of the Company for Europe, the Middle East, Africa and India.

On November 29, 2021, the Company entered into its most recent amendment to the Credit Agreement (the "LIBOR Amendment") with Bank of America, N.A. The LIBOR Amendment changed the Company's index rates under the Credit Agreement for Pound Sterling and U.S. Dollar borrowings from the London Interbank Offered Rate as administered by ICE Benchmark Administration to the Sterling Overnight Index Average Reference Rate and the Bloomberg Short-term Bank Yield Index rate, respectively, as well as certain definitions and clarifications within the Credit Agreement to accommodate the change in index rates. The impact of the LIBOR Amendment was insignificant to the Company's consolidated financial statements.

Short-term and long-term borrowings under the Company's Credit Agreement and Note Agreement consisted of the following (in thousands):

	Issuance	Maturities (calendar year)	August 31, 2023	August 31, 2022
Credit Agreement – revolving credit facility [1][3]	Various	9/30/2025	52,943 $	77,912
Note Agreement				
Series A Notes – 3.39% fixed rate[2]	11/15/2017	2023-2032	15,600	16,400
Series B Notes – 2.50% fixed rate[3]	9/30/2020	11/15/2027	26,000	26,000
Series C Notes – 2.69% fixed rate[3]	9/30/2020	11/15/2030	26,000	26,000
Total borrowings			120,543	146,312
Short-term portion of borrowings			(10,800)	(39,173)
Total long-term borrowings			$ 109,743	$ 107,139

(1) The Company has the ability to refinance any draw under the line of credit with successive short-term borrowings through the maturity date. Outstanding draws for which management has both the ability and intent to refinance with successive short-term borrowings for a period of at least twelve months are classified as long-term. As of August 31, 2023, $42.9 million on this facility is classified as long-term and is denominated in Euros and Pounds Sterling. $10.0 million is classified as short-term and is denominated entirely in U.S. Dollars. Euro and Pound Sterling denominated draws will fluctuate in U.S. Dollars from period to period due to changes in foreign currency exchange rates.

(2) Principal payments are required semi-annually in May and November of each year in equal installments of $0.4 million through May 15, 2032, resulting in $0.8 million classified as short-term. The remaining outstanding principal in the amount of $8.4 million will become due on November 15, 2032.

(3) Interest on notes is payable semi-annually in May and November of each year with no principal due until the maturity date.

Both the Note Agreement and the Credit Agreement contain representations, warranties, events of default and remedies, as well as affirmative, negative and other financial covenants customary for these types of agreements. These covenants include, among other things, certain limitations on the ability of the Company and its subsidiaries to incur indebtedness, create liens, dispose of assets, make investments, declare, make or incur obligations to make certain restricted payments, including payments for the repurchase of the Company's capital stock and enter into certain merger or consolidation transactions. The Credit Agreement includes, among other limitations on indebtedness, a $125.0 million limit on other unsecured indebtedness.

Each agreement also includes a most favored lender provision which requires that any time any other lender has the benefit of one or more financial or operational covenants that is different than, or similar to, but more restrictive than those contained in its own agreement, those covenants shall be immediately and automatically incorporated by reference to the other lender's agreement. Both the Note Agreement and the Credit Agreement require the Company to adhere to the same financial covenants. For the financial covenants, the definition of consolidated EBITDA includes the add back of non-cash stock-based compensation to consolidated net income when arriving at consolidated EBITDA. The terms of the financial covenants are as follows:

- The consolidated leverage ratio cannot be greater than three and a half to one. The consolidated leverage ratio means, as of any date of determination, the ratio of (a) consolidated funded indebtedness as of such date to (b) consolidated EBITDA for the most recently completed four fiscal quarters.

- The consolidated interest coverage ratio cannot be less than three to one. The consolidated interest coverage ratio means, as of any date of determination, the ratio of (a) consolidated EBITDA for the most recently completed four fiscal quarters to (b) consolidated interest charges for the most recently completed four fiscal quarters

As of August 31, 2023, the Company was in compliance with all debt covenants under both the Note Agreement and the Credit Agreement.

Note 9. Share Repurchase Plan

On October 12, 2021, the Company's Board approved a share repurchase plan (the "2021 Repurchase Plan"). Under the 2021 Repurchase Plan, which became effective on November 1, 2021, the Company was authorized to acquire up to $75.0 million of its outstanding shares through August 31, 2023. During fiscal year 2023, the Company repurchased 55,920 shares at an average price of $186.09 per share, for a total cost of $10.4 million. Throughout the course of the 2021 Repurchase Plan, the Company repurchased 194,482 shares at an average price of $203.42 per share, for a total cost of $39.6 million.

On June 19, 2023, the Company's Board approved a share repurchase plan (the "2023 Repurchase Plan"). Under the 2023 Repurchase Plan, which became effective on September 1, 2023, the Company is authorized to acquire up to $50.0 million of its outstanding shares through August 31, 2025. The timing and amount of repurchases are based on terms and conditions as may be acceptable to the Company's Chief Executive Officer and Chief Financial Officer, subject to present loan covenants and in compliance with all laws and regulations applicable thereto.

Note 10. Earnings per Common Share

The table below reconciles net income to net income available to common stockholders (in thousands):

	Fiscal Year Ended August 31,		
	2023	**2022**	**2021**
Net income	$ 65,993	$ 67,329	$ 70,229
Less: Net income allocated to participating securities	(272)	(251)	(277)
Net income available to common stockholders	$ 65,721	$ 67,078	$ 69,952

The table below summarizes the weighted-average number of common shares outstanding included in the calculation of basic and diluted EPS (in thousands):

	Fiscal Year Ended August 31,		
	2023	**2022**	**2021**
Weighted-average common shares outstanding, basic	13,578	13,668	13,698
Weighted-average dilutive securities	26	28	35
Weighted-average common shares outstanding, diluted	13,604	13,696	13,733

For the fiscal year ended August 31, 2023, weighted-average stock-based equity awards outstanding that are non-participating securities in the amount of 4,551 were excluded from the calculation of diluted EPS under the treasury stock method as they were anti-dilutive. For the fiscal year ended August 31, 2022, weighted-average stock-based equity awards outstanding that are non-participating securities in the amount of 8,724 were excluded from the calculation of diluted EPS under the treasury stock method as they were anti-dilutive. There were no anti-dilutive stock-based equity awards outstanding for the fiscal year ended August 31, 2021.

Note 11. Revenue

The following table presents the Company's revenues by segment and major source (in thousands):

	Fiscal Year Ended August 31, 2023				Fiscal Year Ended August 31, 2022			
	Americas	EMEA	Asia-Pacific	Total	Americas	EMEA	Asia-Pacific	Total
Maintenance products	$ 250,348	$181,501	$ 71,709	$503,558	$ 223,470	$196,524	$ 65,332	$485,326
HCCP [1]	16,424	9,317	7,956	33,697	16,763	8,164	8,567	33,494
Total net sales	$ 266,772	$190,818	$ 79,665	$537,255	$ 240,233	$204,688	$ 73,899	$518,820

    (1)   Homecare and cleaning products ("HCCP")

The Company recorded approximately $33.3 million and $32.8 million in rebates/other discounts as a reduction to sales during fiscal years 2023 and 2022, respectively. The Company had a $11.1 million and $8.7 million balance in rebate/other discount liabilities as of August 31, 2023 and 2022, respectively, which are included in accrued liabilities on the Company's consolidated balance sheets.

The Company recorded approximately $5.6 million and $5.2 million in cash discounts as a reduction to sales during fiscal years 2023 and 2022, respectively. The Company had a $0.6 million and $0.5 million balance in the allowance for cash discounts as of August 31, 2023 and 2022, respectively.

The Company had contract liabilities, which consist of deferred revenue related to undelivered products, of $4.6 million and $5.0 million as of August 31, 2023 and 2022, respectively. All of the $5.0 million that was included in contract liabilities as of August 31, 2022 was recognized to revenue during fiscal year 2023. Contract assets are recorded if the Company has satisfied a performance obligation but does not yet have an unconditional right to consideration. The Company did not have any contract assets as of August 31, 2023 and 2022. The Company has an unconditional right to payment for all trade and other accounts receivable on the Company's consolidated balance sheets.

The Company's refund liability for sales returns was not significant as of August 31, 2023 and 2022. The Company records an amount to other current assets for the value of inventory that represents the right to recover products from customers associated with sales returns, which was not significant as of August 31, 2023 and 2022.

Note 12. Commitments and Contingencies

Purchase Commitments

The Company has ongoing relationships with various suppliers (contract manufacturers) that manufacture the Company's products, and third-party distribution centers that warehouse and ship the Company's products to customers. The contract manufacturers maintain title and control of certain raw materials and components, materials utilized in finished products, and the finished products themselves until shipment to the Company's third-party distribution centers or customers in accordance with agreed-upon shipment terms. Although the Company has definitive minimum purchase obligations included in the contract terms with certain of its contract manufacturers, when such obligations have been included, they have either been immaterial or the minimum amounts have been such that they are well below the volume of goods that the Company has historically purchased. In the ordinary course of business, supply needs are communicated by the Company to its contract manufacturers based on orders and short-term projections, ranging from two months to six months. The Company is committed to purchase the products produced by the contract manufacturers based on the projections provided.

Upon the termination of contracts with contract manufacturers, the Company obtains certain inventory control rights and is obligated to work with the contract manufacturer to sell through all product held by or manufactured by the contract manufacturer on behalf of the Company during the termination notification period. If any inventory remains at the contract manufacturer at the termination date, the Company is obligated to purchase such inventory which may include raw materials, components and finished goods. The amounts for inventory purchased under termination commitments have been immaterial.

In addition to the commitments to purchase products from contract manufacturers described above, the Company may also enter into commitments with other manufacturers to purchase finished goods and components to support innovation and renovation initiatives and/or supply chain initiatives. As of August 31, 2023, no such commitments were outstanding.

Litigation

From time to time, the Company is subject to various claims, lawsuits, investigations and proceedings arising in the ordinary course of business, including but not limited to, product liability litigation and other claims and proceedings with respect to intellectual property, breach of contract, labor and employment, tax and other matters. As of August 31, 2023, there were no unasserted claims or pending proceedings for claims against the Company that the Company believes will result in a probable loss. As to claims that the Company believes may result in a reasonably possible loss, the Company believes that no reasonably possible outcome of any such claim will have a materially adverse impact on the Company's financial condition, results of operations or cash flows.

Indemnifications

As permitted under Delaware law, the Company has agreements whereby it indemnifies senior officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company maintains Director and Officer insurance coverage that mitigates the Company's exposure with respect to such obligations. As a result of the Company's insurance coverage, management believes that the estimated fair value of these indemnification agreements is minimal. Thus, no liabilities have been recorded for these agreements as of August 31, 2023.

From time to time, the Company enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, contract manufacturers, marketing distributors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is unlimited, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most potential claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company's business. Thus, no liabilities have been recorded with respect to such indemnification agreements as of August 31, 2023.

Note 13. Income Taxes

Income before income taxes consisted of the following (in thousands):

	Fiscal Year Ended August 31,					
	2023		2022		2021	
United States	$	49,871	$	47,427	$	40,949
Foreign [1]		35,292		36,681		45,550
Income before income taxes	$	85,163	$	84,108	$	86,499

(1)   Included in these amounts are income before income taxes for the EMEA segment of $25.6 million, $30.3 million and $38.8 million for the fiscal years ended August 31, 2023, 2022 and 2021, respectively.

The provision for income taxes consisted of the following (in thousands):

		Fiscal Year Ended August 31,				
		2023		2022		2021
Current:						
Federal	$	9,973	$	7,487	$	5,871
State		1,039		861		1,007
Foreign		9,023		8,114		10,944
Total current		20,035		16,462		17,822
Deferred:						
United States		(806)		6		(1,201)
Foreign		(59)		311		(351)
Total deferred		(865)		317		(1,552)
Provision for income taxes	$	19,170	$	16,779	$	16,270

Deferred tax assets and deferred tax liabilities consisted of the following (in thousands):

		August 31, 2023		August 31, 2022
Deferred tax assets:				
Accrued payroll and related expenses	$	1,110	$	881
Reserves and accruals		1,436		1,178
Research and development expenses		1,125		-
Stock-based compensation expense		2,394		2,366
Uncertain tax positions and related interest		991		560
Uniform capitalization		2,383		2,657
Tax credit carryforwards		3,918		3,512
Other		2,673		2,630
Total gross deferred tax assets		16,030		13,784
Valuation allowance		(3,960)		(3,628)
Total net deferred tax assets		12,070		10,156
Deferred tax liabilities:				
Property and equipment, net		(4,215)		(4,122)
Amortization of tax goodwill and intangible assets		(15,415)		(14,931)
Other		(1,544)		(952)
Total deferred tax liabilities		(21,174)		(20,005)
Net deferred tax liabilities	$	(9,104)	$	(9,849)

The Company had state net operating loss ("NOL") carryforwards of $5.3 million as of August 31, 2023 and 2022, which generated a net deferred tax asset of $0.4 million as of August 31, 2023 and 2022. The state NOL carryforwards, if unused, will expire between fiscal year 2024 and 2043. The Company also had tax credit carryforwards of $3.9 million and $3.5 million as of August 31, 2023 and 2022, respectively, of which $3.6 million and $3.3 million, respectively, is attributable to U.K. tax credit carryforwards, which do not expire. Future utilization of the U.K. tax credit carryforwards and certain state credit carryforwards is uncertain and is dependent upon several factors that may not occur, including the generation of future taxable income in certain jurisdictions. At this time, management cannot conclude that it is "more likely than not" that the related deferred tax assets will be realized. Accordingly, a valuation allowance has been recorded against the related deferred tax asset associated with the U.K. tax credit carryforwards and certain state carryforwards.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows (in thousands):

| | Fiscal Year Ended August 31, | | |
	2023	2022	2021
Amount computed at U.S. statutory federal tax rate	$ 17,884	$ 17,662	$ 18,165
Effect of foreign operations	1,583	317	629
Net benefit from GILTI/FDII	(2,071)	(2,002)	(1,764)
Expense (benefit) from stock compensation	538	(204)	(1,813)
Uncertain tax positions and related interest	1,377	273	222
Other	(141)	733	831
Provision for income taxes	$ 19,170	$ 16,779	$ 16,270

The provision for income taxes was 22.5% and 19.9% of income before income taxes for the fiscal years ended August 31, 2023 and 2022, respectively. The increase in the effective income tax rate from period to period was primarily due to higher tax rates in certain foreign jurisdictions, as well as tax shortfalls from the settlements of stock-based equity awards and increases in interest expense related to uncertain tax positions. The increase was partially offset by a decrease in nondeductible performance-based compensation expense.

Reconciliations of the beginning and ending amounts of the Company's gross unrecognized tax benefits, excluding interest and penalties, are as follows (in thousands):

| | Fiscal Year Ended August 31, | |
	2023	2022
Unrecognized tax benefits – beginning of fiscal year	$ 9,251	$ 9,314
Net increases (decreases) – prior period tax positions	-	-
Net increases – current period tax positions	191	200
Expirations of statute of limitations for assessment	(167)	(263)
Unrecognized tax benefits – end of fiscal year	$ 9,275	$ 9,251

Gross unrecognized tax benefits totaled $9.3 million for the fiscal years ended August 31, 2023 and 2022 of which $9.1 million would affect the Company's effective income tax rate if recognized. Interest and penalties related to uncertain tax positions included in tax expense was $1.8 million for fiscal year ending August 31, 2023 and $0.3 million for fiscal year ending August 31, 2022, primarily related to the toll tax liability reserve. The total balance of accrued interest and penalties related to uncertain tax positions was $3.4 million and $1.6 million for the fiscal years ended August 31, 2023 and 2022, respectively. Total unrecognized tax benefits including interest were $12.7 million and $10.9 million as of August 31, 2023 and 2022, respectively, and are recorded in other long-term liabilities in the Company's consolidated balance sheets.

The Company is subject to taxation in the U.S. and in various state and foreign jurisdictions. Due to expired statutes and closed audits, the Company's federal income tax returns for years prior to fiscal year 2018 are not subject to examination by the U.S. Internal Revenue Service. The Company is currently under audit in various state jurisdictions for fiscal years 2018 through 2022. Generally, for the majority of state and foreign jurisdictions where the Company does business, periods prior to fiscal year 2019 are no longer subject to examination. The Company has estimated that up to $0.4 million of unrecognized tax benefits related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months. Audit outcomes and the timing of settlements are subject to significant uncertainty. Income taxes receivable of $1.1 million and $5.0 million are recorded in the Company's consolidated balance sheets as of August 31, 2023 and 2022, respectively. Income taxes receivable are included in other current assets, which also consists of miscellaneous prepaid expenses and deposits.

Note 14. Stock-based Compensation

As of August 31, 2023, the Company had one stock incentive plan, the WD-40 Company 2016 Stock Incentive Plan (the "2016 Plan"), which was approved by the Company's stockholders effective as of December 13, 2016. The 2016 Plan permits the granting of various stock-based equity awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards to employees, directors and consultants. To date through August 31, 2023, the Company had granted awards of restricted stock units ("RSUs"), market share units ("MSUs"), deferred performance units ("DPUs") and performance share units ("PSUs") under the 2016 Plan. Additionally, as of August 31, 2023, there were still certain outstanding awards which had been granted under the Company's prior stock incentive plan. The 2016 Plan is administered by the Board of Directors (the "Board") or the Compensation Committee or other designated committee of the Board (the "Committee"). All stock-based equity awards granted under the 2016 Plan are subject to the specific terms and conditions as determined by the Committee at the time of grant of such awards in accordance with the various terms and conditions specified for each award type per the 2016 Plan. The total number of shares of common stock authorized for issuance pursuant to grants of awards under the 2016 Plan is 1,000,000. As of August 31, 2023, 172,878 shares of common stock remained available for future issuance pursuant to grants of awards under the 2016 Plan. The shares of common stock to be issued pursuant to awards under the 2016 Plan may be authorized shares not previously issued, or treasury shares. The Company has historically issued new authorized shares not previously issued upon the settlement of the various stock-based equity awards under its equity incentive plans.

Vesting of the RSUs granted to nonemployee directors is immediate, with shares to be issued pursuant to the vested RSUs upon termination of each nonemployee director's service as a director of the Company. Vesting of the one-time grant of RSUs granted to certain key executives of the Company in March 2008 in settlement of these key executives' benefits under the Company's supplemental employee retirement plan agreements was over a period of three years from the date of grant, with shares to be issued pursuant to the vested RSUs six months following the day after each executive officer's separation from service from the Company. Vesting of the RSUs granted to certain high level employees is over a period of three years from the date of grant, subject to potential earlier vesting in the event of retirement of the holder of the award in accordance with the award agreement, with shares to be issued pursuant to the vested RSUs at the time of vest. The nonemployee director RSU holders and the executive officer March 2008 grant date RSU holders are entitled to receive dividend equivalents with respect to their RSUs, payable in cash as and when dividends are declared by the Board.

Vesting of the MSUs granted to certain high level employees follows a performance measurement period of three fiscal years commencing with the Company's fiscal year in which the MSU awards are granted (the "Measurement Period"). Shares will be issued pursuant to the vested MSUs following the conclusion of the applicable MSU Measurement Period after the Committee's certification of achievement of the applicable performance measure for such awards and the vesting of the MSU awards and the applicable percentage of the target number of MSU shares to be issued. The recipient must remain employed with the Company for vesting purposes until the date on which the Committee certifies achievement of the applicable performance measure for the MSU awards, subject to potential pro-rata vesting in the event of earlier retirement of the holder of the award in accordance with the award agreement.

During fiscal year 2021, PSU awards were granted for the first time under the 2016 Plan in October 2020 and granting of new DPUs was discontinued by the Company. No DPUs were granted in or after fiscal year 2021. Although certain vested DPU awards granted in prior periods remain outstanding due to a deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. Many features of the Company's PSU award agreements are similar to the discontinued DPU awards with the exception of the timing and terms of issuances. Vested DPUs contain a deferred settlement feature wherein the awards must be held until termination of employment, prior to which the recipients are entitled to dividend equivalents, with vested shares to be issued six months following each such recipient's separation from service from the Company. Vested PSUs are issuable prior to separation from service but contain a period of restriction, wherein the recipient cannot sell or otherwise dispose of the stock until six months following separation from service from the Company. Vesting of the PSUs granted to certain high level employees follows a performance measurement period of one fiscal year that is the same fiscal year in which the PSU awards are granted (the "Measurement Year"). A number of PSUs equal to the applicable percentage of the maximum number of PSUs awarded will be confirmed as vested and issuable following the conclusion of the applicable PSU Measurement Year after the Committee's certification of achievement of the applicable performance measure for such awards. The recipient must remain employed with the Company for vesting purposes until August 31 of the Measurement Year, subject to potential pro-rata vesting in the event of earlier retirement of the holder of the award in accordance with the award agreement.

Stock-based compensation expense is amortized on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense related to the Company's stock-based equity awards is as follows by award type (in thousands):

	Fiscal Year Ended August 31,		
	2023	2022	2021
RSU compensation expense	$ 4,254	$ 4,153	$ 3,656
MSU compensation expense	2,180	2,544	2,294
PSU compensation expense [1]	-	-	3,605
Total	$ 6,434	$ 6,697	$ 9,555

(1)   PSU awards contain performance conditions for which accrual of expense is based on the probable outcome of the performance conditions. PSUs pertaining to the measurement year of fiscal year 2021 vested at 100% since the performance conditions were fully achieved. Vesting of PSUs pertaining to the measurement years of fiscal years 2023 and 2022 was deemed not probable at the end of each respective fiscal year and the PSUs were subsequently forfeited.

The Company recorded deferred tax assets related to such stock-based compensation of $1.3 million, $1.5 million and $2.0 million for the fiscal years ended August 31, 2023, 2022 and 2021, respectively. As of August 31, 2023, the total unamortized compensation cost related to non-vested stock-based equity awards was $1.0 million and $2.4 million for RSUs and MSUs, respectively, which the Company expects to recognize over remaining weighted-average vesting periods of 1.80 and 1.88 years for RSUs and MSUs, respectively. No unamortized compensation cost for DPUs or PSUs remained as of August 31, 2023.

Restricted Stock Units

The estimated fair value of each of the Company's RSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant for those RSUs which are entitled to receive dividend equivalents with respect to the RSUs, or based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for those RSUs which are not entitled to receive dividend equivalents with respect to the RSUs.

A summary of the Company's restricted stock unit activity is as follows (in thousands, except share and per share amounts):

Restricted Stock Units	Number of Units	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value
Outstanding at August 31, 2022	78,604	$ 148.28	
Granted	23,732	$ 167.05	
Converted to shares of common stock	(22,032)	$ 182.16	
Forfeited	(488)	$ 192.24	
Outstanding at August 31, 2023	79,816	$ 144.24	$ 17,150
Vested at August 31, 2023	50,319	$ 118.94	$ 10,812

The weighted-average grant date fair value of all RSUs granted during the fiscal years ended August 31, 2023, 2022 and 2021 was $167.05, $217.03 and $208.29, respectively. The total intrinsic value of all RSUs converted to shares of common stock was $3.7 million, $3.0 million and $8.5 million for the fiscal years ended August 31, 2023, 2022 and 2021, respectively.

The income tax benefits from RSUs converted to shares of common stock totaled $0.8 million, $0.6 million and $1.9 million for the fiscal years ended August 31, 2023, 2022 and 2021, respectively.

Market Share Units

The MSUs are market performance-based awards that vest with respect to the applicable percentage of the target number of MSU shares based on relative total stockholder return ("TSR") for the Company as compared to the total return for the Russell 2000® Index (the "Index") over the performance Measurement Period. The ultimate number of MSUs that vest may range from 0% to 200% of the original target number of shares depending on the relative achievement of the TSR performance measure at the end of the Measurement Period. The grant date fair value of MSUs are estimated using a Monte Carlo simulation model and are expensed over the requisite service period rendered. Assumptions and estimates utilized in the model include expected volatilities of the Company's stock and the Index, the Company's risk-free interest rate and expected dividends. The probabilities of the actual number of MSUs expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values of the various MSU awards; therefore, the compensation expense for the MSU awards is not adjusted based on the actual number of such MSU awards to ultimately vest.

The following weighted-average assumptions for MSU grants for the last three fiscal years were used in the Monte Carlo simulation model:

	Fiscal Year Ended August 31,		
	2023	2022	2021
Expected volatility	37.5 %	32.7 %	28.5 %
Risk-free interest rate	4.3 %	0.6 %	0.2 %
Expected dividend yield	0.0 %	0.0 %	0.0 %

The expected volatility utilized is based on the historical volatilities of the Company's common stock and the Index in order to model the stock price movements. The volatility used was calculated over the most recent 2.89-year period for MSUs granted during the fiscal year ended August 31, 2023 and over the most recent 2.89 and 2.88-year periods for MSUs granted during each of the fiscal years ended August 31, 2022 and 2021, respectively, which were the remaining terms of the performance Measurement Period at the dates of grant. The risk-free interest rates used are based on the implied yield available on a U.S. Treasury zero-coupon bill with a remaining term equivalent to the remaining performance Measurement Period. The expected dividend yield of zero was used in the Monte Carlo simulation model for the purposes of computing the relative TSR of the Company compared to the Index since it is the mathematical equivalent to reinvesting dividends in each issuing entity over the performance Measurement Period.

A summary of the Company's market share unit activity is as follows (in thousands, except share and per share amounts):

Market Share Units	Number of Units		Weighted-Average Grant Date Fair Value Per Unit		Aggregate Intrinsic Value
Outstanding at August 31, 2022	37,201	$	212.66		
Granted	13,695	$	184.15		
Forfeited	(16,947)	$	218.88		
Outstanding at August 31, 2023[1]	33,949	$	198.05	$	7,295

(1) This figure represents the total number of shares underlying MSU grants assuming achievement of the target number of shares at 100%. As the ultimate number of shares that vest could be as high as 200% of the target, the Company may be required to issue additional shares to satisfy outstanding MSU award grants.

The weighted-average grant date fair value of all MSUs granted during the fiscal years ended August 31, 2023, 2022 and 2021 was $184.15, $232.99 and $184.96, respectively. There were no conversions of MSUs to shares of common stock for the fiscal year ended August 31, 2023. The total intrinsic value of all MSUs converted to shares of common stock was $4.4 million and $5.9 million for the fiscal years ended August 31, 2022 and 2021, respectively.

The income tax benefits from MSUs converted to shares of common stock totaled $0.9 million for the fiscal year ended August 31, 2022 and $1.3 million for the fiscal year ended August 31, 2021.

Deferred Performance Units

During fiscal year 2021, the Company discontinued the granting of new DPU awards. Although certain vested DPU awards granted in prior periods remain outstanding due to the deferred settlement feature contained within these award agreements, the expense associated with these awards has been fully recognized in prior periods. DPU awards converted to shares of common stock issued to recipients following separation from service from the Company were not material to the Company's consolidated financial statements and related disclosures during fiscal years 2023, 2022 and 2021.

Performance Share Units

The PSU awards provide for performance-based vesting over a measurement period of the fiscal year in which the PSU awards are granted. The performance vesting provisions of the PSUs are based on relative achievement within an established performance measure range of the Company's reported earnings before interest, income taxes, depreciation in operating departments, and amortization computed on a consolidated basis for the Measurement Year, before deduction of the stock-based compensation expense for the Vested PSUs and excluding other non-operating income and expense amounts ("Adjusted Global EBITDA"). The ultimate number of PSUs that vest may range from 0% to 100% of the original maximum number of PSUs awarded depending on the relative achievement of the Adjusted Global EBITDA performance measure at the end of the Measurement Year.

The estimated fair value of each of the Company's PSU awards was determined on the date of grant based on the closing market price of the Company's common stock on the date of grant less the grant date present value of expected dividends during the vesting period for the PSUs, which are not entitled to receive dividend equivalents with respect to the unvested PSUs.

A summary of the Company's performance share unit activity is as follows (in thousands, except share and per share amounts):

Performance Share Units	Number of Units	Weighted-Average Grant Date Fair Value Per Unit	Aggregate Intrinsic Value
Outstanding at August 31, 2022	17,826	$ 227.24	
Granted	21,990	$ 170.16	
Forfeited	(18,668)	$ 224.67	
Outstanding at August 31, 2023[1]	21,148	$ 170.16	$ 4,544

(1) PSUs pertaining to the measurement year of fiscal year 2023 were forfeited in October 2023 since performance conditions were not achieved. Performance is certified annually in October by the Committee subsequent to the Company's fiscal year end and PSUs are forfeited, or vest, depending on performance achievement.

The weighted-average grant date fair value of all PSUs granted during the fiscal years ended August 31, 2023, 2022, and 2021 was $170.16, $227.24 and $197.51, respectively. This form of PSU awards was granted for the first time in October 2020. There were no conversions of PSUs to shares of common stock for the fiscal year ended August 31, 2023. The total intrinsic value of all PSUs converted to common shares was $4.0 million for the fiscal year ended August 31, 2022.

The income tax benefit from PSUs converted to shares of common stock totaled $0.8 million for the fiscal year ended August 31, 2022. There were no conversions of PSUs to shares of common stock for the fiscal year ended August 31, 2021.

Note 15. Other Benefit Plans

The Company has a WD-40 Company Profit Sharing/401(k) Plan and Trust (the "Profit Sharing/401(k) Plan") whereby regular U.S. employees who have completed certain minimum service requirements can defer a portion of their income through contributions to a trust. The Profit Sharing/401(k) Plan provides for Company contributions to the trust, as approved by the Board, as follows: 1) matching contributions to each participant up to 50% of the first 6.6% of compensation contributed by the participant; 2) fixed non-elective contributions in the amount equal to 10% of eligible compensation; and 3) a discretionary non-elective contribution in an amount to be determined by the Board up to 5% of eligible compensation. The Company's contributions are subject to overall employer contribution limits and may not exceed the amount deductible for income tax purposes. The Profit Sharing/401(k) Plan may be amended or discontinued at any time by the Company. The Company's contribution expense for the Profit Sharing/401(k) Plan was $4.6 million for fiscal year 2023, $4.1 million for fiscal year 2022 and $3.9 million for fiscal year 2021.

The Company's international subsidiaries have similar benefit plan arrangements, dependent upon the local applicable laws and regulations. The plans provide for Company contributions to an appropriate third-party plan, as approved by each subsidiary's board of directors. The Company's contribution expense related to the international plans was $2.1 million for the fiscal year ended August 31, 2023, $2.1 million for the fiscal year ended August 31, 2022 and $1.9 million for the fiscal year ended August 31, 2021.

Note 16. Business Segments and Foreign Operations

The Company evaluates the performance of its segments and allocates resources to them based on sales and income from operations. The Company is organized on the basis of geographical area into the following three segments: the Americas; EMEA; and Asia-Pacific. Segment data does not include inter-segment revenues. Unallocated corporate expenses are general corporate overhead expenses not directly attributable to the business segments and are reported separate from the Company's identified segments. Corporate overhead costs include expenses for the Company's accounting and finance, information technology, human resources, research and development, quality control and executive management functions, as well as all direct costs associated with public company compliance matters including legal, audit and other professional services costs.

	Americas		EMEA		Asia-Pacific		Unallocated Corporate [1]		Total	
Fiscal Year Ended August 31, 2023										
Net sales	$	266,772	$	190,818	$	79,665	$	-	$	537,255
Income from operations	$	60,797	$	39,456	$	25,888	$	(36,417)	$	89,724
Depreciation and amortization expense	$	3,656	$	3,987	$	204	$	304	$	8,151
Interest income	$	4	$	111	$	116	$	-	$	231
Interest expense	$	3,834	$	1,775	$	5	$	-	$	5,614
Fiscal Year Ended August 31, 2022										
Net sales	$	240,233	$	204,688	$	73,899	$	-	$	518,820
Income from operations	$	54,198	$	42,058	$	22,590	$	(31,516)	$	87,330
Depreciation and amortization expense	$	4,320	$	3,356	$	275	$	343	$	8,294
Interest income	$	2	$	-	$	100	$	-	$	102
Interest expense	$	2,165	$	574	$	3	$	-	$	2,742
Fiscal Year Ended August 31, 2021										
Net sales	$	214,601	$	208,252	$	65,256	$	-	$	488,109
Income from operations	$	51,591	$	53,003	$	19,121	$	(34,874)	$	88,841
Depreciation and amortization expense	$	3,219	$	3,174	$	307	$	319	$	7,019
Interest income	$	1	$	5	$	75	$	-	$	81
Interest expense	$	1,909	$	481	$	5	$	-	$	2,395

(1) These expenses are reported separately from the Company's identified segments and are included in selling, general and administrative expenses on the Company's consolidated statements of operations.

The Company's Chief Operating Decision Maker does not review assets by segment as part of the financial information provided and therefore, no asset information is provided in the above table.

Net sales by product group are as follows (in thousands):

	Fiscal Year Ended August 31,					
	2023		2022		2021	
Maintenance products	$	503,558	$	485,326	$	448,817
Homecare and cleaning products		33,697		33,494		39,292
Total	$	537,255	$	518,820	$	488,109

Net sales and long-lived assets by geographic area are as follows (in thousands):

| | Fiscal Year Ended August 31, | | |
	2023	2022	2021
Net Sales by Geography:			
United States	$ 207,629	$ 176,863	$ 164,946
International	329,626	341,957	323,163
Total	$ 537,255	$ 518,820	$ 488,109
Long-lived Assets by Geography [(1)]**:**			
United States	$ 33,263	$ 35,375	$ 37,204
International	33,528	30,602	32,941
Total	$ 66,791	$ 65,977	$ 70,145

(1) Includes tangible assets and property and equipment, net, attributed to the geographic location in which such assets are located.

Note 17. Subsequent Event

Dividend Declaration

On October 6, 2023, the Board declared a cash dividend of $0.83 per share payable on October 31, 2023 to stockholders of record on October 20, 2023.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Gregory A. Sandfort
Non-Executive Chairman
Former Chief Executive Officer
Tractor Supply Company

Steven A. Brass
President and Chief Executive Officer
WD-40 Company

Cynthia B. Burks
Former Senior Vice President and Chief People
and Culture Officer
Genentech, Inc.

Daniel T. Carter
Audit Committee Chair
Former Executive Vice President and Chief
Financial Officer
BevMo! Inc.

Eric P. Etchart
Corporate Governance Committee Chair
Former Senior Vice President
The Manitowoc Company, Inc.

Lara L. Lee
Former President
Orchard Supply Hardware

Edward O. Magee, Jr.
Vice President, Strategic Operations
Belmont University

Trevor I. Mihalik
Finance Committee Chair
Executive Vice President and CFO
Sempra

Graciela I. Monteagudo
Former Chief Executive Officer and President
Lala U.S., Inc.

David B. Pendarvis
Former Chief Administrative Officer, Global
General Counsel and Secretary
ResMed Inc.

Anne G. Saunders
Compensation Committee Chair
Former President, U.S.
nakedwines.com

EXECUTIVE OFFICERS

Steven A. Brass
President and Chief Executive Officer

Sara K. Hyzer
Vice President, Finance and Chief Financial Officer

Phenix Q. Kiamilev
Vice President, General Counsel and Corporate Secretary

Jeffrey G. Lindeman
Vice President, Chief People, Culture and Capability Officer

William B. Noble
Group Managing Director, EMEA & Emerging Markets

Patricia Q. Olsem
Division President, Americas

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP | San Diego, California

TRANSFER AGENT

Computershare
P.O. Box 43006
Providence RI 02940-3078
Phone: +1-781-575-2879
https://www-us.computershare.com/investor/contact

ANNUAL MEETING

December 12, 2023, 10:00 AM Pacific Standard Time
www.meetnow.global/MNZ962Q

INVESTOR RELATIONS

Wendy D. Kelley
Vice President, Stakeholder and Investor Engagement
Phone: +1-619-275-9304
investorrelations@wd40.com

MAILING ADDRESS

WD-40 Company
9715 Businesspark Avenue
San Diego, California 92131
Phone: +1-858-251-5600

OPERATING SUBSIDIARIES

WD-40 Company Limited | Milton Keynes, United Kingdom

WD-40 Company (Canada) Ltd. | Etobicoke, Canada

WD-40 Company (Australia) Pty. Limited | Epping, Australia

Wu Di (Shanghai) Industrial Co., Ltd. | Shanghai, China

WD-40 Company (Malaysia) SDN. BHD. | Selangor, Malaysia

WD-40 Co. México, S. de R.L. de C.V. | Monterrey, Nuevo León, Mexico

STOCK INFORMATION

The common stock of the company is traded on the NASDAQ® Global Select Market under the symbol "WDFC." The company's publicly filed reports, including financial statements and supporting exhibits, are available on the Securities and Exchange Commission's EDGAR system, on the company's website at www.wd40company.com, or by writing to the Corporate Secretary, WD-40 Company, 9715 Businesspark Avenue, San Diego, CA 92131.

LEGAL DISCLAIMERS

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current expectations for the company's future performance but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements. Our forward-looking statements are generally identified with words such as "believe," "expect," "intend," "plan," "project," "could," "may," "aim," "anticipate," "target," "estimate" and similar expressions.

The company's expectations, beliefs and projections are expressed in good faith but there can be no assurance that they will be achieved or accomplished. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended August 31, 2023 and other reports and documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ materially from the forward-looking statements. Except as required by law, we undertake no obligation to update any forward-looking statement.

Corporate information as of October 16, 2023.

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WD-40
MULTI-USE PRODUCT
SPRAYS 2 WAYS
SPRAY
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• Protects Against Corrosion
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